As filed with the Securities and Exchange Commission on September 13, 2013

Registration No. 333-190356

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HMH Holdings (Delaware), Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	2731	27-1566372
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

222 Berkeley Street

Boston, MA 02116

(617) 351-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

William F. Bayers, Esq.

Executive Vice President, Secretary and General Counsel

HMH Holdings (Delaware), Inc.

222 Berkeley Street

Boston, MA 02116

(617) 351-5000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John C. Kennedy, Esq. David S. Huntington, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000	Marc D. Jaffe, Esq. Ian D. Schuman, Esq. Latham & Watkins LLP 885 Third Avenue New York, NY 10022-4834 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Calculation Of Registration Fee

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee (3)(4)
Common stock, par value $0.01 per share	$100,000,000	$13,640

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933.
(2)	Includes shares of common stock which the underwriters have the right to purchase to cover over-allotments, if any.
(3)	Calculated pursuant to Rule 457(o) of the Securities Act of 1933.
(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Dated September 13, 2013

             Shares

HMH Holdings (Delaware), Inc.

COMMON STOCK

This is an initial public offering of HMH Holdings (Delaware), Inc. common stock.

The selling stockholders identified in this prospectus are offering all of the shares of common stock under this prospectus. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. We anticipate that the initial public offering price will be between $         and $         per share.

We intend to apply to list the common stock on The NASDAQ Stock Market under the symbol “HMHC.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 14.

PRICE $         PER SHARE

	Price to Public	Underwriting Discounts and Commissions (1)
Per Share	$	$
Total	$	$

(1)	We have agreed to pay all underwriting discounts and commissions applicable to the sale of the common stock and certain expenses of the selling stockholders incurred in connection with the sale.

The selling stockholders have granted the underwriters the option to purchase from them up to an additional             shares of common stock. We will not receive any proceeds from the sale of shares of our common stock pursuant to this option to purchase additional shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock on or about                     , 2013.

Goldman, Sachs & Co.		Morgan Stanley

Citigroup	Credit Suisse	Wells Fargo Securities

Prospectus dated                     , 2013

Houghton
Mifflin
Harcourt

JOURNEYS
COMMON CORE
A New Dimension in Reading!
How
CHILDREN
SUCCEED
PAUL TOUGH
The AMERICANS
A Treasury of
Curious George
Margret and H. A. Rey
LIFE OF PI
THE GIVER
LOIS LOWRY
THE HOBBIT
AN UNEXPECTED JOURNEY
VISUAL COMPANION
JUDE FISHER
GO MATH!
HMH
fuse
The
Leadership
and Learning
Center
Heinemann
SCIENCE
FUSION
THE POLAR EXPRESS
Cliffs
NOTES
A
Iowa
Assessments™
SINGAPORE
MATH
BAR MODELS
DATA
DIRECTOR™
CARMEN
SANDIEGO
ADVENTURES IN MATH:
THE LADY LIBERTY LARCENY

CURIOUS GEORGE, created by Margaret and H.A. Rey, is copyrighted and trademarked by Houghton Mifflin Harcourt Publishing Company. All Rights Reserved. Carmen Sandiego™ is a trademark of HMH Consumer Company. Data-Director™, Iowa Assessments™, and HMH Fuse™ are a trademark of Houghton Mifflin Harcourt Publishing Company. The Leadership and Learning Center® is a registered trademark of Advanced Learning Centers, Inc. © New Line Productions, Inc. All rights reserved. THE HOBBIT; AN UNEXPECTED JOURNEY and the names of the characters, items, events and places therein are trademarks of The Saul Zaentz Company d/b/a Middle-earth Enterprises under license to New Line Productions, Inc. HISTORY® and related logos are the property of A&E Television Networks (AETN)® Houghton Mifflin Harcourt Publishing Company. All rights reserved. Printed in the U.S.A. MS83978

We, the selling stockholders and the underwriters have not authorized anyone to provide any information other than that contained in this prospectus or any free writing prospectus prepared by us or on our behalf or to which we have referred you. We can take no responsibility for, and can provide no assurances as to the reliability of, any information that others may give you. We and the selling shareholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

As used in this prospectus, the terms “we,” “us,” “our,” “HMH” and the “Company” refer to HMH Holdings (Delaware), Inc. and its consolidated subsidiaries, unless otherwise expressly stated or the context otherwise requires.

Until                     , 2013 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

TRADEMARKS

This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

i

STATEMENT REGARDING INDUSTRY AND MARKET DATA

We obtained the market, industry and competitive position data contained in this prospectus from our own internal data and estimates and a variety of third-party sources, including independent industry publications, government publications, reports by market research firms or other published independent sources. We believe that each of these third-party sources is reliable. Our internal data and estimates, which we believe are true and accurate, are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions.

ii

PROSPECTUS SUMMARY

This summary highlights certain significant aspects of our business and this offering and is a summary of information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding whether to invest in our common stock. You should read this entire prospectus carefully, including the “Risk Factors” section and our consolidated financial statements and the notes to those statements included in this prospectus, before making an investment decision. This prospectus includes forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.”

Overview

Our mission is to change people’s lives by fostering passionate, curious learners. We believe that by combining world-class educational content, products and services with cutting edge technology, digital innovation and research, we can make learning and teaching more effective and engaging.

We are a leading global provider of education solutions, delivering content, technology, services and media to over 50 million students in over 150 countries worldwide. We deliver our offerings to both educational institutions and consumers around the world. In the United States, we are the leading provider of kindergarten through twelfth grade, or K-12, educational content by market share. We believe that nearly every current K-12 student in the United States has utilized our content during the course of his or her education. As a result, we believe that we have an established reputation with these students that is difficult for others to replicate and positions us to continue to provide our broader content and services to serve their lifelong learning needs. We believe our long-standing reputation and well-known brands enable us to capitalize on consumer and digital trends in the education market through our existing and developing channels. Furthermore, since 1832, we have published trade and reference materials, including adult and children’s fiction and non-fiction books that have won industry awards such as the Pulitzer Prize, Newbery and Caldecott medals and National Book Award, all of which are generally known.

According to GSV Asset Management, the market for education content, media and services related expenditures is around $4.6 trillion globally The K-12 market, which is the market we predominantly target, represents approximately 52% of these total expenditures. We believe our leadership position provides us with strong competitive advantages in this market. We have established relationships with educators, institutions, parents, students and life-long learners around the world that are founded on our education expertise, content and services that meet the evolving needs of our customers. Our portfolio of intellectual property spans educational, general interest, children’s and reference works, and has been developed by award-winning authors—including 8 Nobel Prize winners, 47 Pulitzer Prize winners and 13 National Book Award winners—and editors with expertise in learning and pedagogy. Our content includes characters and titles such as Curious George, Carmen Sandiego, The Oregon Trail, The Little Prince, The Lord of the Rings, Life of Pi, Webster’s New World Dictionary and Cliffs Notes that we believe are recognized in the United States and internationally. Through our network of over 300 sales professionals, we serve a growing list of institutional customers. We believe that our combination of established relationships, content portfolio, and sales team creates a competitive position that is difficult to replicate.

We sell our products and services across multiple platforms and distribution channels and are expanding our customer base beyond institutions, with an increasing focus on individual consumers who comprise a significant target audience of life-long learners. Leveraging our portfolio of content, including some of our children’s brands and titles that we believe are iconic and timeless such as Where in the World is Carmen Sandiego? and Curious George, we create interactive digital content, mobile apps and educational games, build websites and provide technology-based educational solutions. Based on the strength of our content portfolio and its adaptability across multiple distribution channels, we believe that we are also well positioned to expand into the early childhood development and global English language learning markets without significant additional costs associated with content development.

We believe we are a leader in transforming the traditional educational content and services landscape based on the size of our digital products portfolio and market share as compared to our competitors. Our digital portfolio, combined with our development partnerships with recognized technology leaders such as Apple, Samsung, Knewton and Kno, enables us to bring our next-generation learning solutions and media content to learners across substantially all platforms and devices. Additionally, we believe our technology and development capabilities allow us to enhance content engagement and effectiveness with embedded assessment, interactivity, personalization and adaptivity.

In addition to our comprehensive instructional materials, which are intended to provide a complete course of study in a subject for one or more grade levels, we provide testing and assessment solutions through our Riverside products. We also provide school improvement and professional development services through our Heinemann products and The Leadership and Learning Center that help teachers and administrators meet their academic objectives and regulatory mandates.

For the six months ended June 30, 2013 and for the years ended December 31, 2012, 2011 and 2010, our total net sales were $529.5 million, $1,285.6 million, $1,295.3 million and $1,507.0 million, respectively. For the six months ended June 30, 2013 and for the years ended December 31, 2012, 2011 and 2010, our net loss was $151.6 million, $87.1 million, $2,182.4 million and $819.5 million, respectively, and our Adjusted EBITDA, a non-GAAP measure, was $64.7 million, $319.8 million, $238.2 million and $440.7 million, respectively. For a reconciliation of Adjusted EBITDA to net loss, see “—Summary Historical Consolidated Financial and Other Information.”

Market Opportunity

Rising Global Demand for Education

We believe we are a leading provider in the global learning and educational content market based on our market share and are well positioned to take advantage of the continued growth expected to result as more countries transition to knowledge-based economies, global markets integrate, and consumption, especially in emerging markets, rises. In particular, we expect to primarily offer our English language education and instructional products in foreign countries. The global education sector is experiencing rising enrollments and increasing government and consumer spending driven by the close connection between levels of educational attainment, evolving standards, personal career prospects and economic growth. In particular, we believe that the educational markets in China, India, Brazil, Mexico and the Middle East are poised for growth.

U.S. K-12 Market is Large and Growing

In the United States, which is our primary market today and in which we sell K-12 educational content to both public and private schools, the K-12 education sector represents one of the largest industry segments accounting for over $638 billion of expenditures, or about 4.4% of the 2011 U.S. gross domestic product as measured by the U.S. Department of Education’s National Center for Education Statistics (“NCES”) for the 2010-2011 school year. The instructional supplies and services component of this market was estimated to be approximately $30 billion in 2011 and is expected to continue growing as a result of several secular and cyclical factors.

In addition to its size, the U.S. K-12 education market is highly decentralized and is characterized by complex content adoption processes. The sector is comprised of approximately 15,600 public school districts across the 50 states and 132,000 public and private elementary and secondary schools. We believe this market structure underscores the importance of scale and industry relationships and the need for broad, diverse coverage across states, districts and schools. Even while we believe certain initiatives in the education sector such as the Common Core State Standards, a set of shared math and literacy standards benchmarked to international standards, have increased standardization in K-12 education content, we believe significant state standard specific customization still exists, and we believe the need to address customization provides an ongoing need for companies in the sector to maintain relationships with individual state and district policymakers and expertise in state-varying academic standards.

Growth in the U.S. K-12 market for educational content and services will be driven by several factors. In the near term, total spend by institutions, which is largely dependent upon state and local funding, is increasing in the wake of the U.S. economic recovery. As tax revenues collected through income, sales and property taxes continue to rebound, institutional customers benefit from improved funding cycles.

Longer-term growth in the U.S. K-12 market is positively correlated with student enrollments. Compared to 55.0 million students in 2010, enrollments are expected to increase to over 58.0 million by the 2021 school year, according to NCES and the U.S. Census Bureau.

In addition, increased investment in areas of government policy focus is expected to further drive market growth. For example, President Obama has identified early childhood development as an important education initiative of his administration and has proposed a Preschool for All initiative, which has not been enacted yet, with a $75 billion budget over the next 10 years to increase access to high quality early childhood education.

Increasing Focus on Accountability and Student Outcomes

U.S. K-12 education has come under significant political scrutiny in recent years, due to a recognition of its importance to the U.S. society at large and concern over the perceived decline in U.S. student competitiveness relative to their international peers.

This political focus has generated significant new legislation and government initiatives over the last decade, beginning with No Child Left Behind, implemented in 2002, and continuing with Race to the Top and other programs enacted by the Department of Education (“DOE”) since 2009. These regulatory frameworks have mandated stricter accountability, higher standards and increased transparency in education, and states have been required to measure annual progress towards these standards and make results publicly available for the first time.

As a result of these more rigorous regulations and standards, schools and districts have increased their focus on acquiring high quality, proven content that is aligned with standards and empowers educators to meet new requirements.

Growing Shift Towards Digital Materials

The digitalization of education content and delivery is also driving a substantial shift in the education market. An increasing number of schools are implementing online or blended learning environments and utilizing digital content in their classrooms. Technologies are also being adapted for educational uses on the internet, mobile devices and through cloud-computing, which permits the sharing of digital files and programs among multiple computers or other devices at the same time through a virtual network. An analysis conducted by the DOE in 2009 that surveyed more than a thousand empirical studies of online learning found that, on average, students in online learning conditions performed modestly better than those receiving face-to-face instruction.

While the adoption of technology within the U.S. K-12 market may differ significantly across districts and states due to varying resources and infrastructure, most schools are seeking to implement more technology and are seeking partners to help them create effective digital learning environments. This presents opportunities for providers of instructional materials to broaden their existing relationships with institutional customers by offering content, service and technology solutions that meet these evolving needs.

In addition, as sales of digital educational materials grow as a percentage of the total market, the relatively lower development and distribution costs of digital content relative to print products are expected to enhance the operating margins of companies that create and distribute educational content.

Consumerization of Education

As education continues to increase in importance in the modern knowledge economy, individual consumers are increasingly supplementing their formal education with additional learning programs and services that enhance existing knowledge and skills. According to GSV Asset Management, the global English language learning market is forecast to grow to $80 billion by 2018. We believe that these markets represent important addressable markets for our company as we leverage our broad content portfolio across new growth opportunities.

Competitive Strengths

We believe we are a leader in our market based on our decades-long experience developing content and solutions and forming and maintaining long-term customer relationships and industry partnerships. We believe the following to be our key competitive strengths:

•

High quality content portfolio. Our intellectual property portfolio is one of our most valuable and difficult to replicate assets and reflects multi-billion dollar investments over our history. Our portfolio spans education, general interest, children’s and reference works and includes content developed in collaboration with respected educational authors such as Irene Fountas, Gay Su Pinnell and Ed Berger and contains almost 500,000 separate International Standard Book Numbers, which are 10-digit numbers that uniquely identify books and book-like products. We leverage this content, which is backed by decades of research, to provide educational products and solutions that are developed to meet or exceed U.S. and global education standards and are relied upon daily by thousands of teachers, students, parents and lifelong learners. Our approach to creating and maintaining our content digitally enables us to provide products and solutions through device-agnostic, digital learning platforms in a variety of formats and allows us to create new solutions with minimal incremental investment.

•

Long-standing relationships with educators and other key education stakeholders. We believe our relationships with educators are an important source of competitive advantage and reflect our expertise in educational policy, content development and delivery of results-driven education solutions. Given the nature of the K-12 education market’s multi-year usage cycle, we believe that educators have little room for error in selecting programs for their schools and seek out relationships with established providers to minimize curriculum selection risk. Our sales force utilizes a strategic, consultative approach that involves stakeholders at every level of the decision-making process, from state legislators and school districts to school administrators and teachers. Our approach positions us to flexibly respond to schools’ and teachers’ needs, as demonstrated by our growing suite of professional services, which are focused on improving educational effectiveness at both the institutional and instructor levels.

•

Iconic brands with international recognition. Our brands include characters and titles that we believe are recognized in the United States and internationally, such as Curious George, Gossie and Gertie, Polar Express and Life of Pi, and which we believe resonate with students, teachers, educators and parents. We believe that nearly every school-aged child in the United States has used our curriculum as part of their education because we sell our educational products to approximately 13,850 public school districts and

14,600 private schools in the United States that collectively represent approximately 98% of student enrollments in the United States. Our comprehensive instructional materials reach 100% of the top 1,000 school districts in the United States. Recent Q score data, a measurement of the familiarity and appeal of a brand used in the United States, indicates that Curious George’s recognition among mothers of children aged 2 to 11 is greater than Mickey Mouse. This combination of reach and recognition contributes to what we believe is a long-lasting relationship with consumers, who are introduced to our brands as children, use our educational products throughout their pre-K-12 school years, read our general interest titles as adults, and then purchase our content for their own children. We believe that we have a strong foundation upon which to further monetize our intellectual property across new media and channels, including websites, mobile applications, electronic books, otherwise known as e-books, and games.

•

Strategic partnerships with industry and technology thought leaders. Our position as a leader in our market allows us to continually expand upon our strategic partnerships with both industry and technology thought leaders. These partnerships enable us to create innovative solutions that meet the evolving needs of the global education market. Our partnerships, such as those with Knewton and Kno, allow us to leverage cutting-edge technologies that bring interactive, adaptive and personalized features to our content with new pricing and delivery models. Our relationships also provide us with exclusive content from popular or highly marketable providers, such as the History Channel, from which we integrate into our education solutions to further strengthen our appeal to customers.

•

Strong financial position and scalable business model. Our strong financial position is derived from our ability to generate significant cash flow from operating activities. For the years ended December 31, 2012 and 2011, we generated $104.8 million and $132.8 million of cash flow from operations, respectively. Since 2010, we have reduced our selling and administrative expenses by approximately $183.2 million while reducing headcount by 720 full time employees, or 18%. We believe that as we continue to monetize our content across newly developed channels and implement new revenue and pricing models, we will begin to realize even greater sales while incurring lower incremental costs, which will further improve our operating margins. In addition, as we distribute more of our content in digital formats, our operating margins will benefit from lower development and distribution costs relative to print products. Because of these factors, we believe our business model is scalable since we should be able to generate future revenue without materially increasing our costs as we believe our current infrastructure, warehousing and fulfillment capabilities can support increased sales. We believe our strong financial position provides the flexibility to continue to invest in new projects and pursue selective acquisitions.

•

Experienced, technology-focused and innovation-oriented management team. Our management team consists of industry leaders with a unique combination of technology-based backgrounds and relevant experience from prior positions at technology and media leaders such as IBM, Microsoft, Oracle, Peoplesoft, Texas Instruments and Thomson Reuters, among others. During their tenure, the team has demonstrated their execution capabilities by refocusing the Company to create a digitally-enabled content platform that has better positioned us for growth in a rapidly changing educational content environment. Additionally, the management team has realigned the Company’s sales force and reduced selling and administrative costs. We believe our management team has the skills necessary to maintain and build upon our position as a leader in the digital transformation of the industry.

Strategies for Growth

Our growth strategies involve broadening our content and service offerings to meet the growing needs of an evolving educational landscape, acquiring new customers while simultaneously selling additional or more profitable products or services to existing customers and monetizing our existing assets across new channels and markets. We intend to pursue the following strategies to drive our future growth:

•

Deepen penetration of existing educational markets by adapting and broadening our content and service offerings. We intend to invest in additional content, value-added services and digital offerings. These include support for school districts to govern and implement a digital learning environment, instructional leadership focused on Common Core State Standards and best practice teacher training. We offer our content on a wide variety of technology platforms and we continue to explore new, digitally enabled opportunities to reach a broader audience and cater to customer specific needs. We believe our well-known brands, schools’ use of our products to improve student performance and established relationships with educators will allow us to further penetrate existing markets and customers by offering innovative new products and services and will provide new opportunities for growth.

•

Expand into adjacent high-growth education markets. We intend to pursue a number of existing opportunities involving emerging and adjacent education segments by leveraging our expertise in content development and our competencies in addressing the educational needs of learners of all ages. We are designing our curricula with the goal of penetrating a diverse set of adjacent markets, which range from early childhood development to workforce re-entry for adults. We believe our existing products will allow us to address a broad array of customer needs with minimal incremental capital spending.

•

Grow our international presence and global footprint. Our international strategy leverages the success of and expertise derived from our core U.S. business and is intended to focus on international segments such as English language learning, a market that is estimated to grow to $80 billion by 2018, according to GSV Asset Management. In many countries, students seek English language learning content and the U.S. curriculum to eventually gain access to higher education in the United States or improved employment opportunities in their home market. In addition, a significant number of English speaking educational institutions require high quality, English language education and instructional materials. For the years ended December 31, 2012, 2011 and 2010, our international revenues as a percentage of total sales were 4.8%, 4.2% and 6.7%, respectively. We plan to continue building on our existing international footprint by targeting areas where demand for our English language offerings is high, including Brazil, China, India, Korea, Mexico, Philippines, and the Middle-Eastern Gulf States.

•

Further monetize our content by targeting new customers and channels. We intend to leverage our current portfolio to address a range of learning needs and appeal to more customers. As parents increasingly seek to improve their students’ scholastic achievement, and as cost effective alternatives for at-home educational enhancement proliferate, the market for online learning products is expected to grow substantially. Our online customers that use our various websites and learning management platforms will serve as the initial target market. We expect to derive future revenues from a variety of models including website advertising and sales of subscription-based learning applications, in addition to direct sales of physical materials and e-books to consumers.

•

Continue to pursue strategic acquisitions to extend our leadership position. Even though we do not currently have any plans for material acquisitions, we intend to complement our organic growth with highly selective acquisitions of content, technologies, solutions and businesses, targeted to enhance our ability to accelerate our strategic initiatives and capitalize on our strengths. Our strength, expertise and scale allows us to reduce time to market, enhance certain features or capabilities, and serve a broader audience for these acquired offerings.

Risks Associated with Our Business

Our business is subject to numerous risks, which are highlighted in the section entitled “Risk Factors.” These risks represent challenges to the successful implementation of our strategy and the growth of our business. Some of these risks are:

•

Our business and results of operations may be adversely affected by many factors outside of our control, including changes in federal, state and local education funding, general economic conditions and/or changes in the state procurement process. For example, state, local and municipal finances were and may continue to be adversely affected by the recent U.S. economic recession, which led to reduced spending on educational materials and impacted our business and results of operations, and many school districts receive a substantial amount of funding from the Federal government, which may be reduced as a result of the Federal sequester. There also can be no assurance that the U.S. K-12 market will grow.

•	Our operating results fluctuate on a seasonal and quarterly basis and our business is dependent on our results of operations for the third quarter.

•

Our business will be impacted by the rate of and state of technological change, including the digital evolution and other disruptive technologies, and the presence and development of open-sourced content could continue to increase, which could adversely affect our revenue.

•

Our history of operations includes periods of operating and net losses, and we may incur operating and net losses in the future. Our significant net losses and our significant amount of indebtedness led us to declare bankruptcy in 2012.

•

Our ability to enforce our intellectual property and proprietary rights may be limited, which may harm our competitive position and materially and adversely affect our business and results of operations.

•	A significant increase in operating costs and expenses could have a material adverse effect on our profitability.

•

There can be no guarantee that the global educational markets will continue to rise or that we will be able to increase our market share in foreign countries or benefit from growth in emerging markets. In 2011, our international sales were $46.1 million lower than 2010 due to a tightening of credit terms with our distributors in the Middle East. In addition, we may not be able to increase sales in the global English language learning market, which is an important part of our international growth strategy, because the market may not grow as we expect.

For a discussion of these and other risks you should consider before making an investment in our common stock, see the section entitled “Risk Factors.”

Products and Services

Our products and services are organized under our two reportable segments: Education and Trade Publishing. The Education segment is our largest business, representing approximately 88%, 90% and 92% of our total net sales for the years ended December 31, 2012, 2011 and 2010, respectively.

Education

Our Education segment provides educational products, technology platforms and services to meet the diverse needs of today’s classrooms. These products and services include print and digital content in the form of textbooks, digital courseware, instructional aids, educational assessment and intervention solutions, professional development and school reform services. We develop programs aligned to state standards and customized for specific state requests. In addition, our Education segment offers a wide range of standardized testing products targeting the assessment markets.

Our Education products consist of the following offerings:

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Comprehensive Curriculum. We develop comprehensive educational programs intended to provide a complete course of study in a subject, either at a single grade level or across multiple grade levels, and serve as the primary source of classroom instruction. The Comprehensive Curriculum portfolio is focused on subjects that consistently receive the highest priority from educators and educational policy makers, namely reading, literature/language arts, mathematics, science, world languages and social studies.

•

Supplemental Products. We develop products targeted at addressing struggling learners through comprehensive intervention solutions, products targeted at assisting English language learners and products providing incremental instruction in a particular subject area. Supplemental Products are used both as alternatives and as supplements to Comprehensive Curriculum programs.

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Heinemann. Heinemann produces professional books and developmental resources aimed at empowering pre-K-12 teachers, our Benchmark Assessment System, which allows teachers to evaluate students’ reading levels three times a year and has displaced competing programs, and our Leveled Literacy Intervention System, which is a supplementary intervention program for children struggling with reading and writing, and we believe, is used by approximately 38% of K-3 students. The author base includes some prominent experts in teaching, such as Irene Fountas and Gay Su Pinnell, who support the practice of other teachers through books, videos, workshops and classroom tools.

•

Professional Services/The Leadership and Learning Center. Through The Leadership and Learning Center, we provide consulting services to assist school districts in increasing accountability for improvement and offering professional development training, comprehensive services and school turnaround solutions. Our services include learning resources that are supported with professional development in classroom assessment, teacher effectiveness and high impact leadership, which have a measurable and sustainable impact on student achievement.

•

Riverside Assessment. Riverside Assessment products provide district and state level solutions focused on clinical, group and formative assessment tools and platform solutions. Clinical solutions provide psychological and special needs testing to assess intellectual, cognitive and behavioral development.

•

International. Our International products are educational solutions that are sold into global education markets predominantly to large English language schools in high growth territories primarily in Asia, the Pacific, the Middle East, Latin America, the Caribbean and Africa. In addition to our sales team, we have a global network of distributors in local markets around the world.

Trade Publishing

Our Trade Publishing segment, established in 1832, develops, markets and sells consumer books in print and digital formats and licenses book rights to other publishers and electronic businesses in the United States and abroad. We offer an extensive library of general interest, adult and children’s and reference works that include well-known characters and brands and feature numerous Nobel and Pulitzer Prize winners and Newbery and Caldecott medal winners, including a 2012 Caldecott Honor winner.

We are increasingly leveraging the strength of our Trade Publishing brands and characters, such as Curious George, together with our expertise in developing educational solutions, to further penetrate the large and growing consumer market for at-home educational products and services.

Corporate Information

HMH Holdings (Delaware), Inc. was incorporated under the laws of the State of Delaware on March 5, 2010. Our principal executive offices are located at 222 Berkeley Street, Boston, Massachusetts 02116. Our telephone number is (617) 351-5000. Our website is www.hmhco.com. Information contained on our website does not constitute a part of this prospectus.

HMH Holdings (Delaware), Inc. was incorporated on March 5, 2010 and established as the holding company of our legacy operating companies. On March 9, 2010, we completed a restructuring with our then-existing lenders and stockholders that exchanged approximately $4.0 billion of our outstanding indebtedness for equity. In addition, as part of the restructuring, we issued warrants to certain lenders and stockholders and raised new equity capital through a rights offering. Subsequently, in May 2012, we filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code. On June 22, 2012, we successfully emerged from bankruptcy as a reorganized company pursuant to a pre-packaged plan of reorganization. In connection with our emergence from bankruptcy, we issued all of the outstanding shares of our new common stock to our lenders in exchange for cancelling all of our outstanding secured indebtedness, and we issued 3,684,211 warrants to purchase our new common stock to our equityholders in exchange for cancelling all of our outstanding equity. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 1 to our consolidated financial statements included elsewhere in this prospectus.

THE OFFERING

The summary below describes the principal terms of this offering. The “Description of Capital Stock” section of this prospectus contains a more detailed description of the common stock.

Common stock offered by us	We are not selling any shares of common stock in this offering.

Common stock offered by the selling stockholders	shares of common stock ( shares if the underwriters exercise their option to purchase additional shares in full).

Common stock to be outstanding immediately after this offering	Immediately after this offering, we will have shares of common stock issued and outstanding.

Over-allotment option	The selling stockholders have granted the underwriters the option to purchase up to an additional shares of common stock within 30 days from the date of this prospectus.

Use of proceeds	The selling stockholders will receive all of the proceeds from the sale of the common stock offered under this prospectus. Accordingly, we will not receive any proceeds from the sale of the common stock in this offering.

Dividend policy	We do not intend to declare or pay any cash dividends on our common stock for the foreseeable future. See “Dividend Policy.”

Listing	We intend to apply to list our common stock on The NASDAQ Stock Market (“NASDAQ”) under the symbol “HMHC.”

Risk factors	Investing in our common stock involves substantial risks. See “Risk Factors” for a discussion of risks you should carefully consider before deciding whether to invest in our common stock.

The number of shares of our common stock outstanding after this offering excludes 8,175,135 shares issuable pursuant to the HMH Holdings (Delaware), Inc. 2012 Management Incentive Plan (the “MIP”), including 4,976,860 shares that are subject to options granted pursuant to the MIP as of June 30, 2013 at a weighted average exercise price of $25.00 per share and 68,105 restricted stock units outstanding as of June 30, 2013, and excludes 3,684,211 shares of common stock that we may issue upon exercise of outstanding warrants as of June 30, 2013, with a weighted average exercise price of $42.27 per share. See “Executive Compensation.”

Except as otherwise indicated, all information in this prospectus:

•	assumes the underwriters’ option to purchase additional shares will not be exercised; and

•	assumes an initial public offering price of $ per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER INFORMATION

The following table summarizes the consolidated historical financial data of HMH Holdings (Delaware), Inc. (Successor) and HMH Publishing Company (Predecessor) for the periods presented. We derived the consolidated historical financial data as of December 31, 2012 and 2011, for the years ended December 31, 2012 and 2011 (Successor) and for the periods March 10, 2010 to December 31, 2010 (Successor) and January 1, 2010 to March 9, 2010 (Predecessor) from the audited consolidated financial statements included elsewhere in this prospectus. We derived the consolidated historical financial data as of June 30, 2013 and for the six months ended June 30, 2013 and 2012 from our unaudited consolidated interim financial statements included elsewhere in this prospectus. We derived the consolidated historical financial data as of June 30, 2012 from our unaudited consolidated interim financial statements not included in this prospectus. We have prepared our unaudited consolidated interim financial statements on the same basis as our audited consolidated financial statements and, in our opinion, have included all adjustments necessary to state fairly in all material respects our financial position and results of operations. Historical results for any prior period are not necessarily indicative of results to be expected in any future period, and results for any interim period are not necessarily indicative of results for a full fiscal year.

The data set forth in the following table should be read together with the sections of this prospectus entitled “Capitalization,” “Selected Historical Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Successor					Predecessor
(in thousands, except share and per share data)	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012	Year Ended December 31,		March 10, 2010 to December 31, 2010	January 1, 2010 to March 9, 2010
			2012	2011
Operating Data:
Net sales	$529,545	$509,433	$1,285,641	$1,295,295	$1,397,142	$109,905
Cost and expenses:
Cost of sales, excluding pre-publication and publishing rights amortization	245,816	214,272	515,948	512,612	559,593	45,270
Publishing rights amortization (1)	72,587	92,677	177,747	230,624	235,977	48,336
Pre-publication amortization (2)	56,653	66,433	137,729	176,829	181,521	37,923

Cost of sales	375,056	373,382	831,424	920,065	977,091	131,529
Selling and administrative	263,703	280,452	533,462	638,023	597,628	119,039
Other intangible asset amortization	13,433	26,372	54,815	67,372	57,601	2,006
Impairment charge for goodwill, intangible assets, pre-publication costs and fixed assets	8,500	—	8,003	1,674,164	103,933	4,028
Severance and other charges (3)	3,481	3,473	9,375	32,801	(11,243)	—
Gain on bargain purchase	—	—	(30,751)	—	—	—

Operating loss	(134,628)	(174,246)	(120,687)	(2,037,130)	(327,868)	(146,697)

Other Income (expense):
Interest expense	(11,585)	(109,833)	(123,197)	(244,582)	(258,174)	(157,947)
Other (loss) income, net	—	—	—	—	(6)	9
Loss on extinguishment of debt	(598)	—	—	—	—	—
Change in fair value of derivative instruments	(479)	812	1,688	(811)	90,250	(7,361)

Loss before reorganization items and taxes	(147,290)	(283,267)	(242,196)	(2,282,523)	(495,798)	(311,996)
Reorganization items, net (4)	—	(156,894)	(149,114)	—	—	—
Income tax expense (benefit)	4,357	(6,500)	(5,943)	(100,153)	11,929	(220)

Net loss	$(151,647)	$(119,873)	$(87,139)	$(2,182,370)	$(507,727)	$(311,776)

Net loss per share from continuing operations - basic and diluted	$(2.17)	$(0.44)	$(0.51)	$(7.69)	$(1.79)	$(100,572.90)

Net loss per share attributable to common stockholders - basic and diluted	$(2.17)	$(0.44)	$(0.51)	$(7.69)	$(1.79)	$(100,572.90)

Weighted average number of common shares used in net loss per share attributable to common stockholders - basic and diluted	69,958,989	272,624,886	170,459,064	283,636,235	283,636,235	3,100

	Successor					Predecessor
	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012	Year Ended December 31,		March 10, 2010 to December 31, 2010	January 1, 2010 to March 9, 2010
(in thousands)			2012	2011
Balance Sheet Data (as of period end):
Cash, cash equivalents and short-term investments	$212,579	$266,083	$475,119	$413,610	$397,740
Working capital	508,262	443,129	599,085	440,844	380,678
Total assets	2,879,275	3,023,152	3,029,584	3,263,903	5,257,155
Debt (short-term and long-term)	246,875	250,000	248,125	3,011,588	2,861,594
Stockholders’ equity (deficit)	1,794,839	1,861,514	1,943,701	(674,552)	1,517,828

Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	(152,768)	(218,219)	104,802	132,796	182,966	$(41,296)
Investing activities	(69,858)	(53,479)	(295,998)	(195,300)	(232,122)	(25,616)
Financing activities	(1,250)	124,171	106,664	96,041	402,289	(150)

Other Data:
Capital expenditures:
Pre-publication capital expenditures (5)	74,808	59,408	114,522	122,592	96,613	22,057
Other capital expenditures	31,213	20,566	50,943	71,817	64,139	3,559
Pre-publication amortization	56,653	66,433	137,729	176,829	181,521	37,923
Depreciation and intangible asset amortization	116,245	146,052	290,693	356,388	342,227	61,242
Adjusted EBITDA (6)	64,707	50,729	319,812	238,198	472,751	(32,014)

(1)	Publishing rights are intangible assets that allow us to publish and republish existing and future works as well as create new works based on previously published materials and are amortized on an accelerated basis over periods estimated to represent the useful life of the content.
(2)	We capitalize the art, prepress, manuscript and other costs incurred in the creation of the master copy of a book or other media and amortize such costs from the year of sale over five years on an accelerated basis.
(3)	Represents severance and real estate charges. The credit balance in 2010 relates to the reversal of certain charges recorded in prior periods due to a change in estimate.
(4)	Represents net gain associated with our Chapter 11 reorganization in 2012.
(5)	Represents capital expenditures for the art, prepress, manuscript and other costs incurred in the creation of the master copy of a book or other media.
(6)	Management believes that the presentation of Adjusted EBITDA provides useful information to investors regarding our results of operations because it assists both investors and management in analyzing and benchmarking the performance and value of our business. Adjusted EBITDA provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or effective tax rates, or levels of depreciation or amortization. Accordingly, our management believes that this measurement is useful for comparing general operating performance from period to period. Furthermore, the agreements governing our indebtedness contain covenants and other tests based on Adjusted EBITDA. In addition, targets and positive trends in Adjusted EBITDA are used as performance measures and to determine certain compensation of management. Other companies may define Adjusted EBITDA differently and, as a result, our measure of Adjusted EBITDA may not be directly comparable to Adjusted EBITDA of other companies. Although we use Adjusted EBITDA as a financial measure to assess the performance of our business, the use of Adjusted EBITDA is limited because it does not include certain material costs, such as interest and taxes, necessary to operate our business. Adjusted EBITDA should be considered in addition to, and not as a substitute for, net earnings in accordance with GAAP as a measure of performance. Adjusted EBITDA is not intended to be a measure of liquidity or free cash flow for discretionary use. You are cautioned not to place undue reliance on Adjusted EBITDA.

The following table reconciles net loss to Adjusted EBITDA:

	Successor					Predecessor
(in thousands)	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012	Year Ended December 31,		March 10, 2010 to December 31, 2010	January 1, 2010 to March 9, 2010
			2012	2011

Net loss	$(151,647)	$(119,873)	$(87,139)	$(2,182,370)	$(507,727)	$(311,776)
Interest expense	11,585	109,833	123,197	244,582	258,174	157,947
Provision (benefit) for income taxes	4,357	(6,500)	(5,943)	(100,153)	11,929	(220)
Depreciation expense	30,225	27,003	58,131	58,392	48,649	10,900
Amortization expense (a)	142,673	185,482	370,291	474,825	475,099	88,265
Non-cash charges—stock compensation	3,275	347	4,227	8,558	4,274	925
Non-cash charges—gain (loss) on foreign currency and interest hedge	479	(812)	(1,688)	811	(90,250)	7,361
Non-cash charges—asset impairment charges	8,500	—	8,003	1,674,164	103,933	4,028
Purchase accounting adjustments (b)	4,878	6,326	(16,511)	22,732	113,182	—
Fees, expenses or charges for equity offerings, debt or acquisitions	1,764	267	267	3,839	1,513	—
Debt restructuring (c)	—	—	—	—	30,000	9,564
Restructuring (d)	1,539	1,788	6,716	—	—	—
Severance, separation costs and facility closures (e)	6,481	3,762	9,375	32,818	23,975	992
Reorganization items, net (f)	—	(156,894)	(149,114)	—	—	—
Debt extinguishment loss	598	—	—	—	—	—

Adjusted EBITDA	$64,707	$50,729	$319,812	$238,198	$472,751	$(32,014)

(a)	Includes pre-publication amortization of $56,653 and $66,433 for the six months ended June 30, 2013 and 2012, respectively, and $137,729 and $176,829 for the years ended December 31, 2012 and 2011, respectively, and $181,521 for the period from March 10, 2010 to December 31, 2010, and $37,923 for the period from January 1, 2010 to March 9, 2010.
(b)	Represents certain non-cash accounting adjustments, most significantly relating to deferred revenue and inventory costs, that we were required to record as a direct result of the March 9, 2010 restructuring and the acquisitions for the years ended December 31, 2012 and 2011 and the periods March 10, 2010 to December 31, 2010 and January 1, 2010 to March 9, 2010.
(c)	Represents fees paid and charged to operations relating to the March 9, 2010 debt restructuring.
(d)	Represents restructuring costs (other than severance and real estate) such as consulting and realignment.
(e)	Represents costs associated with restructuring. Included in such costs are severance, facility integration and vacancy of excess facilities. 2010 costs also include program integration and related inventory obsolescence and consulting costs.
(f)	Represents net gain associated with our Chapter 11 reorganization in 2012.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risks and all of the other information set forth in this prospectus before deciding whether to invest in our common stock. If any of the following risks actually occurs, our business, financial condition or results of operations would likely suffer. In such case, the trading price of our common stock would likely decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business and Our Industry

Our business and results of operations may be adversely affected by many factors outside of our control, including changes in federal, state and local education funding, general economic conditions and/or changes in the state procurement process.

The performance and growth of our U.S. educational comprehensive curriculum, supplemental and assessment businesses depend in part on federal and state education funding, which in turn is dependent on the robustness of state finances and the level of funding allocated to educational programs. State, local and municipal finances were and continue to be adversely affected by the recent U.S. economic recession and are affected by general economic conditions and factors outside of our control, as well as increasing costs and financial liabilities of under-funded public pension plans. In response to general economic conditions or budget shortfalls, states and districts may reduce educational spending to protect against existing or expected economic conditions or seek cost savings to mitigate budget deficits. Most public school districts, the primary customers for K-12 products and services, depend largely on state and local funding to purchase materials. In school districts in states that primarily rely on local tax proceeds, significant reductions in those proceeds for any reason can severely restrict district purchases of instructional materials. In districts and states that primarily rely on state funding for instructional materials, a reduction in state funds or loosening of restrictions on the use of those funds may reduce net sales. Additionally, many school districts receive substantial amounts through Federal education programs, funding for which may be reduced as a result of the Federal sequester.

Federal and/or state legislative changes can also affect the funding available for educational expenditure, which include the impact of education reform such as the reauthorization of the Elementary and Secondary Education Act (“ESEA”) and the implementation of Common Core State Standards. Existing programs and funding streams could be changed or eliminated in connection with legislation to reauthorize the ESEA and/or the federal appropriations process, in ways that could negatively affect demand and sources of funding for our products and services. Our business, results of operations and financial condition may be materially adversely affected by many factors outside of our control, including, but not limited to, delays in the timing of adoptions, changes in curricula and changes in student testing processes. There can be no assurances that states or districts will have sufficient funding to purchase our products and services, that we will win their business in our competitive marketplace or that schools or districts that have historically purchased our products and services will do so again in the future.

Similarly, changes in the state procurement process for textbooks, supplemental materials and student tests, particularly in adoption states, can also affect our markets and sales. A significant portion of our net sales is derived from sales of K-12 instructional materials pursuant to cyclical adoption schedules. Due to the revolving and staggered nature of state adoption schedules, sales of K-12 instructional materials have traditionally been cyclical, with some years offering more sales opportunities than others. In addition, changes in curricula and changes in the student testing processes can negatively affect our programs and therefore the size of our market in any given year.

For example, over the next few years, adoptions are scheduled in the primary subjects of reading, language arts and literature, social studies and mathematics in, among others, the states of Texas and Florida, two of the largest adoption states. The inability to succeed in these two states, or reductions in their anticipated funding levels, could materially and adversely affect net sales for the year of adoption and subsequent years. Allowing districts flexibility to use state funds previously dedicated exclusively to the purchase of instructional materials and other items such as technology hardware and training could adversely affect district expenditures on state-adopted instructional materials in the future.

Decreases in federal and state education funding and negative trends or changes in general economic conditions can have a material adverse effect on our business, results of operations and financial condition.

Introduction of new products, services or technologies could impact our profitability.

We operate in highly competitive markets that continue to change to adapt to customer needs. In order to maintain a competitive position, we must continue to invest in new content and new ways to deliver our products and services. These investments may not be profitable or may be less profitable than what we have experienced historically. In particular, in the context of our current focus on key digital opportunities, including e-books, the market is evolving and we may be unsuccessful in establishing ourselves as a significant competitor. New distribution channels, such as digital platforms, the internet, online retailers and delivery platforms (e.g., tablets and e-readers), present both threats and opportunities to our traditional publishing models, potentially impacting both sales volumes and pricing.

Our operating results fluctuate on a seasonal and quarterly basis and our business is dependent on our results of operations for the third quarter.

Our business is seasonal. For the year ended December 31, 2012, we derived approximately 88% of net sales from educational publishing in our Education segment. For sales of educational products, purchases typically are made primarily in the second and third quarters of the calendar year, in preparation for the beginning of the school year, though testing net sales are primarily generated in the second and fourth quarters. We typically realize a significant portion of net sales during the third quarter, making third-quarter results material to full-year performance. This sales seasonality affects operating cash flow from quarter to quarter. We normally incur a net cash deficit from all of our activities through the middle of the third quarter of the year. In addition, changes in our customers’ ordering patterns may impact the comparison of results in a quarter with the same quarter of the previous year, in a quarter with the consecutive quarter or a fiscal year with the prior fiscal year.

We may not be able to identify successful business models for generating sales of technology-enabled programs. Furthermore, customers’ expectations for the number and sophistication of technology-enabled programs that are given to them at no additional charge may increase, as may development costs.

The core curriculum elementary school, core curriculum secondary school and educational testing customers have become accustomed to being given technology-enabled products at no additional charge from publishers, such as us, as incentives to adopt programs and other products. The sophistication and expense of technology-enabled products continues to grow. Our profitability may decrease materially if we are unable to realize sales of these products, customers continue to expect/insist on an increasing number of technology-enabled materials of increasing quality being given to them, or costs of these products continue to rise.

Our business will be impacted by the rate of and state of technological change, including the digital evolution and other disruptive technologies, and the presence and development of open-sourced content could continue to increase, which could adversely affect our revenue.

The publishing industry has been impacted by the digitalization of content and proliferation of distribution channels, either over the internet, or via other electronic means, replacing traditional print formats. The digital migration brings the need for change in product distribution, consumers’ perception of value and the publisher’s position between retailers and authors. Such digitalization increases competitive threats both from large media players and from smaller businesses, online and mobile portals. If we are unable to adapt and transition to the move to digitalization at the rate of our competitors, our ability to effectively compete in the marketplace will be affected.

In recent years there have been initiatives by non-profit organizations such as the Gates Foundation and the Hewlett Foundation to develop educational content that can be “open sourced” and made available to educational institutions for free or nominal cost. To the extent that such open sourced content is developed and made available to educational customers and is competitive with our instructional materials, our sales opportunities and net sales could be adversely affected.

Technological changes and the availability of free or relatively inexpensive information and materials may also affect changes in consumer behavior and expectations. Public and private sources of free or relatively inexpensive information and lower pricing for digital products may reduce demand and impact the prices we can charge for our products and services. To the extent that technological changes and the availability of free or relatively inexpensive information and materials limit the prices we can charge or demand for our products and services, our business, financial position and results of operations may be materially adversely affected.

Changes in product distribution channels and/or customer bankruptcy may restrict our ability to grow and affect our profitability in our Trade Publishing segment.

New distribution channels such as digital formats, the internet, online retailers, growing delivery platforms (e.g., tablets and e-readers), combined with the concentration of retailer power, pose threats and provide opportunities to our traditional consumer publishing models in our Trade Publishing segment, potentially impacting both sales volumes and pricing. The economic slowdown combined with the trend to e-books has created contraction in the consumer books retail market that has increased the risk of bankruptcy of major retail customers. Additional bankruptcies of traditional “bricks and mortar” retailers of Trade Publishing could negatively affect our business, financial condition and results of operations.

Expansion of our investments and business outside of our traditional core U.S. market may result in lower than expected returns and incremental risks.

To take advantage of international growth opportunities and to reduce our reliance on our core U.S. market, we are increasing our investments in a number of countries and emerging markets, including Asia and the Middle East, some of which are inherently more risky than our investments in the U.S. market. Political, economic, currency, reputational and corporate governance risks, including fraud, as well as unmanaged expansion are all factors which could limit our returns on investments made in these markets. For example, current political instability in the Middle East has caused uncertainty in the region, which could affect our results of operations in the region. Also, certain international customers require longer payment terms, increasing our credit risk. As we expand internationally, these risks will become more pertinent to us and could have a bigger impact on our business.

We operate in a highly competitive environment that is subject to rapid change and we must continue to invest and adapt to remain competitive.

Our businesses operate in highly competitive markets, with significant established competitors, such as Pearson Education, Inc., McGraw Hill Education, Cengage Learning, Inc., Scholastic Corporation and K12 Inc. These markets continue to change in response to technological innovations and other factors. Profitability is affected by developments in our markets beyond our control, including: changing U.S. federal and state standards for educational materials; rising development costs due to customers’ requirements for more customized instructional materials and assessment programs; changes in prevailing educational and testing methods and philosophies; higher technology costs due to the trend toward delivering more educational content in both traditional print and electronic formats; market acceptance of new technology products, including online or computer-based testing; an increase in the amount of materials given away in the K-12 markets as part of a bundled pack; the impact of the expected increase in turnover of K-12 teachers and instructors on the market acceptance of our products; customer consolidation in the retail and wholesale trade book market and the increased dependence on fewer but stronger customers; rising advances for popular authors and market pressures to maintain competitive retail pricing; a material increase in product returns or in certain costs such as paper; and overall uncertain economic issues that affect all markets.

We cannot predict with certainty the changes that may occur and the effect of those changes on the competitiveness of our businesses, and the acceleration of any of these developments may materially and adversely affect our profitability.

The means of delivering our products may be subject to rapid technological change. Although we have undertaken several initiatives and invested significant amounts of capital to adapt to and benefit from these changes, we cannot predict whether technological innovations will, in the future, make some of our products, particularly those printed in traditional formats, wholly or partially obsolete. If this were to occur, we might be required to invest significant resources to further adapt to the changing competitive environment. In addition, we cannot predict whether end customers will have sufficient funding to purchase the equipment needed to use our new technology products.

In order to maintain a competitive position, we must continue to invest in new offerings and new ways to deliver our products and services. These investments may not be profitable or may be less profitable than what we have experienced historically. We could experience threats to our existing businesses from the rise of new competitors due to the rapidly changing environment within which we operate.

There is a risk that technology companies may offer educational materials that compete with our products.

While our educational content is protected by copyright law, there is nothing to prevent technology companies from developing their own educational digital products and offering educational content to schools. Technology companies are free to distribute materials with and on their technology devices and platforms. Many technology companies have substantial resources that they could devote to expand their business, including the development of educational digital products. Furthermore, while we have entered into digital distribution agreements with a number of technology companies, our agreements are non-exclusive arrangements and there is nothing to prevent such technology companies from developing and distributing other educational content to the K-12 market. While we believe there are significant barriers to entry into the K-12 educational content market, there is a risk that a technology company with significant resources could license or acquire their own educational content and compete with us, which could negatively affect our business, financial condition and results of operations.

There is also a risk of further disintermediation, which is the occurrence of school districts and state customers contracting directly with technology companies. As a result, there is a risk that technology companies may own direct customer relationships with states and school districts, and accordingly, they may have a significant influence over the pricing and distribution strategies for digital education materials.

Our history of operations includes periods of operating and net losses, and we may incur operating and net losses in the future. Our significant net losses and our significant amount of indebtedness led us to declare bankruptcy in 2012.

For the six months ended June 30, 2013 and the years ended December 31, 2012, 2011 and 2010, we generated operating losses of $134.6 million, $120.7 million, $2,037.1 million and $474.6 million, respectively, and net losses of $151.6 million, $87.1 million, $2,182.4 million and $819.5 million, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” and the consolidated financial statements included elsewhere in this prospectus for more information regarding our results of operations during these periods. If we continue to suffer operating and net losses, the trading price of our common stock may decline significantly.

Our net losses in recent years reflected lower net sales primarily resulting from general economic conditions, reductions in significant markets, federal, state and local budget shortfalls and the contraction of spending throughout most states, among other things. In addition, we had a significant amount of indebtedness in recent fiscal years. As a result, during March 2010, we completed a restructuring to exchange approximately $4.0 billion of our outstanding indebtedness for equity. During May 2012, as a result of our financial position, results of operations and significant amount of indebtedness, we filed a voluntary petition for bankruptcy under Chapter 11 of the United States Bankruptcy Code. On June 22, 2012, we emerged from bankruptcy pursuant to a pre-packaged plan of reorganization. Although we have significantly less interest expense as a result of our emergence from bankruptcy and have decreased our selling and administrative expenses, we may not generate sufficient revenues in future periods to pay for all of our operating or other expenses, which could have a material adverse effect on our business, results of operations and financial condition. In addition, our 2012 bankruptcy may have created a negative public perception of our Company in relation to our competitors. As a result, the value of our common stock could be negatively affected.

Our ability to enforce our intellectual property and proprietary rights may be limited, which may harm our competitive position and materially and adversely affect our business and results of operations.

Our products are largely comprised of intellectual property content delivered through a variety of media, including books and digital and web-based media. We rely on copyright, trademark and other intellectual property laws to establish and protect our proprietary rights in these products. However, we cannot make assurances that our proprietary rights will not be challenged, invalidated or circumvented. We conduct business in other countries where the extent of effective legal protection for intellectual property rights is uncertain, and this uncertainty could affect future growth. Moreover, despite the existence of copyright and trademark protection under applicable laws, third parties may nonetheless violate our intellectual property rights, and our ability to remedy such violations, particularly in foreign countries, may be limited. In addition, the copying and distribution of content over the Internet creates additional challenges for us in protecting our proprietary rights. If we are unable to adequately protect and enforce our intellectual property and proprietary rights, our competitive position may be harmed and our business and financial results could be materially and adversely affected.

We operate in markets which are dependent on Information Technology (“IT”) systems and technological change.

Our business is dependent on information technology. We either provide software and/or internet based services to our customers or we use complex IT systems and products to support our business activities, particularly in infrastructure and as we move our products and services to an increasingly digital delivery platform.

We face several technological risks associated with software product development and service delivery in our educational businesses, information technology security (including virus and hacker attacks), e-commerce, enterprise resource planning, system implementations and upgrades. Our growth strategy includes a consumer e-commerce expansion strategy that further subjects us to technological risks. We recently acquired Tribal Nova, an online children’s educational gaming company, to further this strategy. If our e-commerce expansion strategy is not successful, including because of the technological risks described above, or our recent acquisition of Tribal Nova does not successfully advance this strategy, our business and growth prospects may be adversely affected. Additionally, the failure to recruit and retain staff with relevant skills may constrain our ability to grow as we combine traditional publishing products with online service offerings.

We rely on third-party software development as part of our digital platform.

Some of the technologies and software that compose our instruction and assessment technologies are developed by third parties. We rely on those third parties for the development of future components and modules. Thus, we face risks associated with software product development and the ability of those third parties to meet our needs and their obligations under our contracts with them.

A major data privacy breach or unanticipated IT system failure may cause reputational damage to our brands and financial loss.

Across our businesses we hold large volumes of personal data, including that of employees, customers and students. Failure to adequately protect such personal data could lead to penalties, significant remediation costs, reputational damage, potential cancellation of existing contracts and inability to compete for future business. We have policies, processes, internal controls and cybersecurity mechanisms in place to ensure the stability of our information technology, provide security from unauthorized access to our systems and maintain business continuity, but no mechanisms are entirely free from failure and we have no guarantee that our security mechanisms will be adequate to prevent all possible security threats. Our operating results may be adversely impacted by unanticipated system failures, data corruption or breaches in security.

We may not be able to complete, or achieve the expected benefits from, any future acquisitions, which could materially and adversely affect our growth.

We have at times used acquisitions as a means of expanding our business and expect that we will continue to do so. If we do not successfully integrate acquisitions, anticipated operating advantages and cost savings may not be realized. The acquisition and integration of companies involve a number of risks, including: use of available cash, new borrowings or borrowings under our revolving credit facility to consummate the acquisition; demands on management related to the increase in our size after an acquisition; diversion of management’s attention from existing operations to the integration of acquired companies; integration of companies existing systems into our systems; difficulties in the assimilation and retention of employees; and potential adverse effects on our operating results.

We may not be able to maintain the levels of operating efficiency that acquired companies achieved separately. Successful integration of acquired operations will depend upon our ability to manage those operations and to eliminate redundant and excess costs. We may not be able to achieve the cost savings and other benefits that we would hope to achieve from acquisitions, which could materially and adversely affect our business, financial condition and results of operations.

We may not be able to retain or attract the key management, creative, editorial and sales personnel that we need to remain competitive and grow.

Our success depends, in part, on our ability to continue to retain key management and other personnel. We operate in a number of highly visible industry segments where there is intense competition for experienced and highly effective individuals, including authors. Our successful operations in these segments may increase the market visibility of members of key management, creative and editorial teams and result in their recruitment by other businesses. There can be no assurance that we can continue to attract and retain the necessary talented employees, including executive officers and other key members of management and, if we fail to do so, it could adversely affect our business.

In addition, our sales personnel make up about approximately 24% of our employees, and our business results depend largely upon the experience, knowledge of local market dynamics and long-standing customer relationships of such personnel. Our inability to retain or hire effective sales people at economically reasonable compensation levels could materially and adversely affect our ability to operate profitably and grow our business.

A significant increase in operating costs and expenses could have a material adverse effect on our profitability.

Our major expenses include employee compensation and printing, paper and distribution costs for product-related manufacturing. We offer competitive salary and benefit packages in order to attract and retain the quality employees required to grow and expand our businesses. Compensation costs are influenced by general economic factors, including those affecting the cost of health insurance and postretirement benefits, and any trends specific to the employee skill sets we require. We could experience changes in pension costs and funding requirements due to poor investment returns and/or changes in pension laws and regulations.

Paper is one of our principal raw materials and, for the year ended December 31, 2012, our paper purchases totaled approximately $47 million while our manufacturing costs totaled approximately $234 million. As a result, our business may be negatively impacted by an increase in paper prices. Paper prices fluctuate based on the worldwide demand and supply for paper in general and for the specific types of paper used by us. The price of paper may fluctuate significantly in the future, and changes in the market supply of or demand for paper could affect delivery times and prices. Paper suppliers may consolidate and as a result, there may be future shortfalls in supplies necessary to meet the demands of the entire marketplace. We may need to find alternative sources for paper from time to time. Our books and workbooks are printed by third parties and we typically have multi-year contracts for the production of books and workbooks. Increases in any of our operating costs and expenses could materially and adversely affect our profitability and our business, financial condition and results of operations.

We make significant investments in information technology data centers and other technology initiatives as well as significant investments in the development of programs for the K-12 marketplace. Although we believe we are prudent in our investment strategies and execution of our implementation plans, there is no assurance as to the ultimate recoverability of these investments.

We also have other significant operating costs, and unanticipated increases in these costs could adversely affect our operating margins. Higher energy costs and other factors affecting the cost of publishing, transporting and distributing our products could adversely affect our financial results. Our inability to absorb the impact of increases in paper costs and other costs or any strategic determination not to pass on all or a portion of these increases to customers could adversely affect our business, financial condition and results of operations.

Exposure to litigation could have a material effect on our financial position and results of operations.

We are involved in legal actions and claims arising from our business practices and face the risk that additional actions and claims will be filed in the future. Litigation alleging infringement of copyrights and other intellectual property rights has become extensive in the educational publishing industry. At present, there are various suits pending or threatened which claim that we exceeded the print run limitation or other restrictions in licenses granted to us to reproduce photographs in our instructional materials. A number of similar claims against us have already been settled. While management does not expect any of these matters to have a material adverse effect on our results of operations, financial position or cash flows, due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding or change in applicable legal standards could have a material effect on our financial position and results of operations.

We have insurance in such amounts and with such coverage and deductibles as management believes is reasonable. However, there can be no assurance that our liability insurance will cover all events or that the limits of coverage will be sufficient to fully cover all potential liabilities.

Operational disruption to our business caused by a major disaster, external threats or the loss of one of our two key third party print vendors could restrict our ability to supply products and services to our customers.

Across all our businesses, we manage complex operational and logistical arrangements including distribution centers, data centers and large office facilities as well as relationships with third party print vendors.

We have also outsourced some support functions, including application maintenance support, to third party providers. Failure to recover from a major disaster (such as fire, flood or other natural disaster) at a key facility or the disruption of supply from a key third party vendor or partner (e.g., due to bankruptcy) could restrict our ability to service our customers. External threats, such as terrorist attacks, strikes, weather and political upheaval, could affect our business and employees, disrupting our daily business activities.

We currently rely on two key third-party print vendors to handle approximately 81% of our printing requirements, and we expect a small number of print vendors will continue to account for a substantial portion of our printing requirements for the foreseeable future. The loss of, or a significant adverse change in our relationships with, our key print vendors could have a material adverse effect on our business and cost of sales. There can be no assurance that our relationships with our print vendors will continue or that their businesses or operations will not be affected by major disasters or external factors. If we were to lose one of our two key print vendors, if our relationships with these vendors were to adversely change or if their businesses were impacted by general economic conditions or the factors described above, our business and results of operations may be materially and adversely affected.

We are subject to contingent liabilities that may affect liquidity and our ability to meet our obligations.

In the ordinary course of business, we issue performance-related surety bonds and letters of credit posted as security for our operating activities, some of which obligate us to make payments if we fail to perform under certain contracts in connection with the sale of instructional materials and assessment tests. The surety bonds are partially backstopped by letters of credit. As of June 30, 2013, our contingent liability for all letters of credit was approximately $25.9 million, of which $6.4 million were issued to backstop $12.1 million of surety bonds. The letters of credit reduce the borrowing availability on our revolving credit facility, which could affect liquidity and, therefore, our ability to meet our obligations. We may increase the number and amount of contracts that require the use of letters of credit, which may further restrict liquidity and, therefore, our ability to meet our obligations in the future.

We may be adversely affected by significant changes in interest rates.

Our financing indebtedness, including borrowings under our revolving credit facility, bears interest at variable rates. As of June 30, 2013, we had $246.9 million of aggregate principal amount indebtedness outstanding under our term loan facility that bears interest at a variable rate. An increase or decrease of 1% in the interest rate will change our interest expense by approximately $2.5 million on an annual basis. We also have up to $250.0 million of borrowing availability, subject to borrowing base availability, under our revolving credit facility, and borrowings under the revolving credit facility bear interest at a variable rate. Assuming that the revolving credit facility is fully drawn, an increase or decrease of 1% in the interest rate will change our interest expense associated with the revolving credit facility by $2.5 million on an annual basis.

If market interest rates increase, variable-rate debt will create higher debt service requirements, which could adversely affect our cash flow. If we enter into agreements limiting exposure to higher interest rates in the future, these agreements may not offer complete protection from this risk.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments or to refinance our debt obligations and to fund planned capital expenditures and other growth initiatives depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flow from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness or to fund our other liquidity needs.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or seek to restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service and other obligations. Our term loan facility and revolving credit facility restrict our ability to use the proceeds from asset sales. We may not be able to consummate those asset sales to raise capital or sell assets at prices that we believe are fair and proceeds that we do receive may not be adequate to meet any debt service obligations then due.

Despite our current leverage, we may still be able to incur substantially more debt. This could further exacerbate the risks that we and our subsidiaries face.

We and our subsidiaries may be able to incur substantial additional indebtedness, including additional secured indebtedness, in the future. The terms of the credit agreements do and the agreements governing our existing and future indebtedness may restrict, but will not completely prohibit, us from doing so. As of June 30, 2013, we had approximately $212.8 million of borrowing base availability under our revolving credit facility. This may have the effect of reducing the amount of proceeds paid to you in the event of a liquidation. If new debt or other liabilities are added to our current debt levels, the related risks that we and our subsidiaries now face could intensify.

We may record future goodwill or indefinite-lived intangibles impairment charges related to one or more of our reporting units, which could materially adversely impact our results of operations.

We test our goodwill and indefinite-lived intangibles asset balances for impairment during the fourth quarter of each year, or more frequently if indicators are present or changes in circumstances suggest that impairment may exist. We assess goodwill for impairment at the reporting unit level and, in evaluating the potential for impairment of goodwill, we make assumptions regarding estimated revenue projections, growth rates, cash flows and discount rates. Although we use consistent methodologies in developing the assumptions and estimates underlying the fair value calculations used in our impairment tests, these estimates are uncertain by nature and can vary from actual results. Declines in the future performance and cash flows of the reporting unit or small changes in other key assumptions may result future goodwill impairment charges, which could materially adversely impact our results of operations. We have goodwill and indefinite-lived intangible assets of approximately $520.1 million and $440.5 million, $520.1 million and $440.8 million as of December 31, 2012 and 2011, respectively. There was no goodwill impairment charge for the year ended December 31, 2012. For the year ended December 31, 2011, goodwill impairment charges were $1,442.5 million. For the years ended December 31, 2012 and 2011, impairment charges for indefinite-lived intangible assets were $5.0 million and $161.0 million, respectively.

Risks Related to this Offering and Our Common Stock

There can be no assurance that a viable public market for our common stock will develop.

Prior to this offering, there has been a limited public market for our common stock. The initial public offering price for our common stock will be determined through negotiations between us, the selling stockholders and the representatives of the underwriters and may not be indicative of the market price of our common stock after this offering. If you purchase our common stock, you may not be able to resell those shares at or above the initial public offering price. We cannot predict the extent to which investor interest in our common stock will lead to the development of an active trading market on NASDAQ or otherwise or how liquid that market might become. If an active public market for our common stock does not develop, or is not sustained, it may be difficult for you to sell your shares at a price that is attractive to you or at all.

Our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

After this offering, the market price for our common stock is likely to be volatile and may fluctuate significantly in response to a number of factors, most of which we cannot control, including, among others:

•	changes in economic trends or the continuation of current economic conditions;

•	changes in state and local education funding and/or related programs, legislation and procurement processes;

•	changes in schools’ curriculum programs in various states;

•	changes in consumer demand for, and acceptance of, our publications;

•	industry cycles and trends;

•	changes in laws or regulations governing our business and operations;

•	changes in technology and the digitalization of content;

•	the development and sustainability of an active trading market for our common stock; and

•	future sales of our common stock by our stockholders.

These and other factors may lower the market price of our common stock, regardless of our actual operating performance. As a result, our common stock may trade at prices significantly below the public offering price.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies, including other publishing companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress the price of our common stock.

Additional sales of a substantial number of our shares of common stock in the public market after this offering, or the perception that such sales may occur, could have a material adverse effect on the price of our common stock and could materially impair our ability to raise capital through the sale of additional shares. Upon completion of this offering, we will have              shares of common stock issued and outstanding. The shares of common stock offered in this offering will be freely tradable without restriction under the Securities Act of 1933, as amended (the “Securities Act”), except for any shares that may be held or acquired by our directors, executive officers and other affiliates (as that term is defined in the Securities Act), which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available. The issuance of our common stock in the 2012 reorganization was exempt from the registration requirements of the Securities Act pursuant to Section 1145 of the Bankruptcy Code. As a result, the 69,958,989 shares of our outstanding common stock (excluding 41,011 shares held by us in treasury) that were issued in the reorganization are freely tradable, except for shares that are held by our directors, executive officers and other affiliates. The shares of common stock that are freely tradable represent approximately     % of our outstanding shares of common stock, and the sale of such shares in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decrease significantly.

Pursuant to the investor rights agreement described under the heading “Certain Relationships and Related Party Transactions—Investor Rights Agreement,” our current stockholders have certain demand and piggyback rights that may require us to file registration statements registering their common stock or to include sales of such common stock in registration statements that we may file for ourselves or other stockholders. Any shares of common stock sold under these registration statements will be freely tradable in the public market. In the event such registration rights are exercised and a large number of common stock is sold in the public market, such sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital. Additionally, we will bear all expenses in connection with any such registrations, except that the selling stockholders may be responsible for their pro rata shares of underwriters’ fees, commissions and discounts (except for this offering and the first underwritten demand registration or shelf takedown by stockholders after this offering), stock transfer taxes and certain legal expenses. See “Certain Relationships and Related Party Transactions—Investor Rights Agreement.”

We and each of our executive officers and directors, all of the selling stockholders and certain of our other existing stockholders have agreed with the underwriters that for a period of 180 days after the date of this prospectus, subject to extension under certain circumstances, we and they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any of our common stock, or any options or warrants to purchase any of our common stock or any securities convertible into or exchangeable for our common stock, subject to specified exceptions. Goldman, Sachs & Co. and Morgan Stanley & Co. LLC may, in their discretion, at any time without prior notice, release all or any portion of the common stock from the restrictions in any such agreement. See “Shares Eligible for Future Sale” for more information. All of our common stock outstanding as of the date of this prospectus may be sold in the public market by existing stockholders 180 days after the date of this prospectus, subject to applicable volume and other limitations imposed under United States securities laws. See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our common stock after this offering. Sales by our existing stockholders of a substantial number of shares in the public market, or the perception that these sales might occur, could cause the market price of our common stock to decrease significantly.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us or our business, our share price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If no securities or industry analysts commence or continue coverage of our company, the trading price for our common stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who cover us downgrades our common stock or publishes inaccurate or unfavorable research about us or our business, our share price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which could cause our share price and trading volume to decline.

We do not expect to pay any cash dividends for the foreseeable future.

We currently expect to retain all our future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our common stock for the foreseeable future following the completion of this offering. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements, restrictions in our debt agreements, including the credit agreements governing our term loan facility and revolving credit facility, and other factors deemed relevant by our board of directors. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for more information on the restrictions the credit agreements impose on our ability to declare and pay cash dividends. As a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their respective jurisdictions of organization, agreements of our subsidiaries or covenants under future indebtedness that we or they may incur. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

Transformation into a public company may increase our costs and disrupt the regular operations of our business.

We have historically operated as a privately owned company, and we expect to incur significant additional legal, accounting, reporting and other expenses as a result of having publicly traded common stock, including, but not limited to, increased costs related to auditor fees, legal fees, directors’ fees, directors and officers insurance, investor relations and various other costs. We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as well as rules implemented by the Securities and Exchange Commission (the “SEC”) and NASDAQ. Moreover, the additional demands associated with being a public company may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue producing activities.

Failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting, which could harm our business and cause a decline in the price of our common stock.

Maintaining effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important in helping to prevent financial fraud. If we are unable to maintain adequate internal controls, our business and operating results could be harmed. The requirements of Section 404 of Sarbanes-Oxley and the related rules of the SEC require, among other things, our management to assess annually the effectiveness of our internal control over financial reporting. In addition, our independent registered public accounting firm may be required to issue a report on our internal control over financial reporting beginning with our Annual Report on Form 10-K for the year ending December 31, 2014. In the future, we may identify deficiencies that we may be unable to remedy before the requisite deadline for those reports. Also, our auditors have not yet conducted an audit of our internal control over financial reporting. Any failure to remediate material weaknesses noted by us or our independent registered public accounting firm or to implement required new or improved controls or difficulties encountered in their implementation could cause us to fail to meet our reporting obligation or result in material misstatements in our financial statements. If our management or our independent registered public accounting firm were to conclude in their reports that our internal control over financial reporting was not effective, investors could lose confidence in our reported financial information, and the trading price of our common stock could decrease significantly. Failure to comply with Section 404 of Sarbanes-Oxley could potentially subject us to sanctions or investigations by the SEC, the Financial Industry Regulatory Authority, Inc. (“FINRA”) or other regulatory authorities. The accompanying loss of public confidence could harm our business and cause a decline in the price of our common stock.

As a holding company, our only material assets will be our equity interests in our operating subsidiaries, and our principal source of revenue and cash flow will be distributions from such subsidiaries, which may be limited by law and/or contract in making such distributions.

As a holding company, our principal source of revenue and cash flow will be distributions from our subsidiaries. Therefore, our ability to carry out our business plan, to fund and conduct our business, service our debt and pay dividends (if any) in the future will depend on the ability of our subsidiaries to generate sufficient net income and cash flows to make upstream cash distributions to us. Our subsidiaries are separate legal entities, and although they may be wholly owned or controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise. The ability of our subsidiaries to distribute cash to us may also be subject to, among other things, future restrictions that are contained in our subsidiaries’ agreements (as entered into from time to time), availability of sufficient funds in such subsidiaries and applicable laws and regulatory restrictions. Claims of creditors of our subsidiaries generally will have priority as to the assets of such subsidiaries over our claims and claims of our creditors and stockholders. To the extent the ability of our subsidiaries to distribute dividends or other payments to us could be limited in any way, this could materially limit our ability to fund and conduct our business, service our debt and pay dividends (if any).

Provisions in our organizational documents may delay or prevent our acquisition by a third party.

Our amended and restated certificate of incorporation and our amended and restated by-laws to be in effect at the time of consummation of this offering will contain several provisions that may make it more difficult or expensive for a third party to acquire control of us without the approval of our board of directors. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their common stock. These provisions include, among others:

•	our board of directors’ ability to issue, from time to time, one or more classes of preferred stock and, with respect to each such class, to fix the terms thereof by resolution;

•	provisions relating to the appointment of directors upon an increase in the number of directors or vacancy on our board of directors;

•

provisions requiring stockholders to hold at least 50.1% of our outstanding common stock in the aggregate to request special meetings and restricting the ability of stockholders to bring proposals before meetings;

•

provisions that provide that the doctrine of “corporate opportunity” will not apply with respect to the Company, to any of our stockholders or directors, other than any stockholder or director that is an employee, consultant or officer of ours; and

•	provisions that set forth advance notice procedures for stockholders’ nominations of directors and proposals for consideration at meetings of stockholders.

These provisions of our certificate of incorporation and by-laws could discourage potential takeover attempts and reduce the price that investors might be willing to pay for our common stock in the future, which could reduce the market price of our common stock. For more information, see “Description of Capital Stock.”

Our amended and restated certificate of incorporation provides that the doctrine of “corporate opportunity” will not apply to us or to any of our stockholders or directors, except in limited circumstances, which may adversely affect our business or prospects.

Our amended and restated certificate of incorporation provides that the doctrine of “corporate opportunity” will not apply with respect to the Company, to any of our stockholders or directors, other than any stockholder or director that is an employee, consultant or officer of ours. The doctrine of corporate opportunity generally provides that a corporate fiduciary may not develop an opportunity using corporate resources, acquire an interest adverse to that of the corporation or acquire property that is reasonably incident to the present or prospective business of the corporation or in which the corporation has a present or expectancy interest, unless that opportunity is first presented to the corporation and the corporation chooses not to pursue that opportunity. The doctrine of corporate opportunity is intended to preclude officers or directors from personally benefiting from opportunities that belong to the corporation. The Company has renounced any prospective corporate opportunity so that our stockholders and directors, other than those that are employees, consultants or officers of ours, and their respective representatives have no duty to communicate or present corporate opportunities to us and have the right to either hold any corporate opportunity for its (and its representatives’) own account and benefit or to recommend, assign or otherwise transfer such corporate opportunity to persons other than the Company. As a result, our stockholders, directors and their respective affiliates will not be prohibited from investing in competing businesses or doing business with our customers. Therefore, we may be in competition with our stockholders, directors or their respective affiliates, and we may not have knowledge of, or be able to pursue, a transaction that could potentially be beneficial to us. Accordingly, we may lose a corporate opportunity or suffer competitive harm, which could negatively impact our business or prospects.

Affiliates of Paulson & Co., Inc. own a significant portion of our outstanding common stock and will have the right to nominate one director for election to our board of directors after this offering.

As of July 15, 2013, investment funds and managed accounts affiliated with Paulson & Co., Inc. (“Paulson”) beneficially owned, in the aggregate, approximately 26.0% of our outstanding common stock before giving effect to this offering. Following the consummation of this offering, these stockholders will continue to beneficially own, in the aggregate, a significant percentage of our outstanding common stock. See “Principal and Selling Stockholders.” We have entered into an amended and restated director nomination agreement with these stockholders that will become effective upon the consummation of this offering. Under the director nomination agreement, Paulson will have the right to nominate one director for election to our board of directors so long as Paulson holds at least 15% of our issued and outstanding common stock, and we have agreed to take certain actions in furtherance of Paulson’s rights under the director nomination agreement. In addition, if requested by Paulson, we have agreed to cause the director nominated by Paulson to be designated as a member of each committee of our board of directors unless the designation would violate legal restrictions or the rules and regulations of the national securities exchange on which our common stock is listed. See “Management—Director Nomination Agreement.” As a result of their ownership interests and director nomination rights, the stockholders affiliated with Paulson may have the ability to influence the outcome of matters that require approval of our stockholders or to otherwise influence the Company. The interests of these stockholders might conflict with or differ from your interests as a holder of shares of our common stock, and it may cause us to pursue transactions or take actions that could enhance their equity investments, even though such transactions or actions may involve risks to you as a holder of shares of our common stock.

This offering may cause or contribute to an “ownership change” of the Company for U.S. federal income tax purposes, which may result in limitations on the Company’s use of certain tax attributes.

The sale of shares of our common stock in this offering may cause or contribute to an “ownership change” of the Company for U.S. federal income tax purposes. If the Company undergoes an ownership change, the Company may be limited in its ability to use certain tax attributes, including its net operating losses, under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). The Company has certain significant tax attributes (other than net operating losses) and expects that these tax attributes will not be subject to any limitation as a result of any potential ownership change.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements, which involve risks and uncertainties. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “projects,” “anticipates,” “expects,” “could,” “intends,” “may,” “will” or “should,” “forecast,” “intend,” “plan,” “potential,” “project,” “target” or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, the industry in which we operate and potential business decisions. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results. All forward-looking statements are based upon information available to us on the date of this prospectus.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity and the development of the industry in which we operate are consistent with the forward looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause our results to vary from expectations include, but are not limited to:

•	changes in state and local education funding and/or related programs, legislation and procurement processes;

•	adverse or worsening economic trends or the continuation of current economic conditions;

•	changes in consumer demand for, and acceptance of, our products;

•	changes in competitive factors;

•	offerings by technology companies that compete with our products;

•	industry cycles and trends;

•	conditions and/or changes in the publishing industry;

•	changes or the loss of our key third-party print vendors;

•	restrictions under the credit agreements governing our term loan facility and revolving credit facility;

•	changes in laws or regulations governing our business and operations;

•	changes or failures in the information technology systems we use;

•	demographic trends;

•	uncertainty surrounding our ability to enforce our intellectual property rights;

•	inability to retain management or hire employees;

•	impact of potential impairment of goodwill and other intangibles in a challenging economy;

•	stock price may be volatile or may decline regardless of our operating performance;

•	transformation into a public company may increase our costs and disrupt the regular operations of our business.

•	provisions in our organizational documents may delay or prevent our acquisition by a third party; and

•	this offering may cause or contribute to an “ownership change” of the Company for U.S. federal income tax purposes, which may result in limitations on the Company’s use of certain tax attributes.

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. We urge you to read this entire prospectus carefully, including the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” for a more complete discussion of the factors that could affect our future performance and the industry in which we operate. In light of these risks, uncertainties and assumptions, the forward-looking events described in this prospectus may not occur.

We undertake no obligation, and do not expect, to publicly update or publicly revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the sale of common stock in this offering. The selling stockholders will receive all of the proceeds from the sale of the shares of common stock offered under this prospectus. We have agreed to pay all underwriting discounts and commissions applicable to the sale of common stock and certain expenses of the selling stockholders incurred in connection with the sale as well as the other offering expenses payable by us.

DIVIDEND POLICY

We have not paid any dividends since our incorporation in 2010. For the foreseeable future, we intend to retain any earnings to finance our business and we do not anticipate paying any cash dividends on our common stock. Any future determination to pay dividends will be at the discretion of our board of directors in accordance with applicable law and will be dependent upon then-existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions (including restrictions contained in our credit agreements), business prospects and other factors that our board of directors considers relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2013. We have agreed to pay all underwriting discounts and commissions applicable to the sale of common stock and certain expenses of the selling stockholders incurred in connection with the sale as well as the other offering expenses payable by us. The selling stockholders will receive all of the proceeds from the sale of the shares of common stock offered under this prospectus. We will not receive any proceeds from the sale of common stock in this offering.

You should read the information set forth below in conjunction with our audited consolidated financial statements and unaudited consolidated interim financial statements and the notes thereto and the sections of this prospectus entitled “Selected Historical Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(dollars in thousands)	As of June 30, 2013 (Unaudited)
Cash, cash equivalents and short-term investments	$212,579

Current portion of long-term debt	$2,500
Long-term debt (1)	244,375

Total debt	246,875
Preferred stock, $0.01 par value: 10,000,000 shares authorized; no shares issued and outstanding as of June 30, 2013	—
Common stock, $0.01 par value: 190,000,000 shares authorized; 70,000,000 shares issued; and 69,958,989 shares outstanding as of June 30, 2013	700
Treasury stock, 41,011 shares as of June 30, 2013	—
Capital in excess of par value	4,745,040
Accumulated deficit	(2,928,883)
Accumulated other comprehensive income (loss)	(22,018)

Total stockholders’ equity	1,794,839

Total capitalization	$2,041,714

(1)	Represents borrowings under our term loan facility as of June 30, 2013. Under our revolving credit facility, we also have up to $250.0 million of borrowing availability, subject to borrowing base availability, which as of June 30, 2013, was approximately $212.8 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information regarding our term loan facility and revolving credit facility.

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

The following table summarizes the consolidated historical financial data of HMH Holdings (Delaware), Inc. (Successor) and HMH Publishing Company (Predecessor) for the periods presented. We derived the consolidated historical financial data as of December 31, 2012 and 2011, for the years ended December 31, 2012 and 2011 (Successor) and for the periods March 10, 2010 to December 31, 2010 (Successor) and January 1, 2010 to March 9, 2010 (Predecessor) from the audited consolidated financial statements included elsewhere in this prospectus. We derived the consolidated historical financial statement data as of December 31, 2010 (Successor), as of December 31, 2009 and 2008 (Predecessor) and for the years ended December 31, 2009 and 2008 (Predecessor) from our audited consolidated financial statements for such years, which are not included in this prospectus. We derived the consolidated historical financial data as of June 30, 2013 and for the six months ended June 30, 2013 and 2012 from our unaudited consolidated interim financial statements included elsewhere in this prospectus. We derived the consolidated historical financial data as of June 30, 2012 from our unaudited consolidated interim financial statements not included in this prospectus. We have prepared our unaudited consolidated interim financial statements on the same basis as our audited consolidated financial statements and, in our opinion, have included all adjustments necessary to state fairly in all material respects our financial position and results of operations. Historical results for any prior period are not necessarily indicative of results to be expected in any future period, and results for any interim period are not necessarily indicative of results for a full fiscal year.

The data set forth in the following table should be read together with the sections of this prospectus entitled “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Successor					Predecessor
(in thousands, except share and per share data)	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012	Year Ended December 31,		March 10, 2010 to December 31, 2010	January 1, 2010 to March 9, 2010	Year Ended December 31,
			2012	2011			2009	2008
Operating Data:
Net sales	$529,545	$509,433	$1,285,641	$1,295,295	$1,397,142	$109,905	$1,562,415	$2,049,254

Cost and expenses:
Cost of sales, excluding pre-publication and publishing rights amortization	245,816	214,272	515,948	512,612	559,593	45,270	586,159	760,973
Publishing rights amortization (1)	72,587	92,677	177,747	230,624	235,977	48,336	334,022	398,536
Pre-publication amortization (2)	56,653	66,433	137,729	176,829	181,521	37,923	242,045	249,670

Cost of sales	375,056	373,382	831,424	920,065	977,091	131,529	1,162,226	1,409,179
Selling and administrative	263,703	280,452	533,462	638,023	597,628	119,039	734,131	850,056
Other intangible asset amortization	13,433	26,372	54,815	67,372	57,601	2,006	28,857	38,664
Impairment charge for goodwill, intangible assets, pre-publication costs and fixed assets	8,500	—	8,003	1,674,164	103,933	4,028	953,587	824,009
Severance and other charges (3)	3,481	3,473	9,375	32,801	(11,243)	—	75,882	30,132
Gain on bargain purchase	—	—	(30,751)	—	—	—	—	—

Operating loss	(134,628)	(174,246)	(120,687)	(2,037,130)	(327,868)	(146,697)	(1,392,268)	(1,102,786)

	Successor					Predecessor
(in thousands, except share and per share data)	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012	Year Ended December 31,		March 10, 2010 to December 31, 2010	January 1, 2010 to March 9, 2010	Year Ended December 31,
			2012	2011			2009	2008
Other Income (expense)
Interest expense	(11,585)	(109,833)	(123,197)	(244,582)	(258,174)	(157,947)	(860,042)	(672,825)
Other (loss) income, net	—	—	—	—	(6)	9	(631)	(591)
Loss on extinguishment of debt	(598)	—	—	—	—	—	—	(27,567)
Change in fair value of derivative instruments	(479)	812	1,688	(811)	90,250	(7,361)	46,401	(54,955)

Loss before reorganization items and taxes	(147,290)	(283,267)	(242,196)	(2,282,523)	(495,798)	(311,996)	(2,206,540)	(1,858,724)
Reorganization items, net (4)	—	(156,894)	(149,114)	—	—	—	—	—
Income tax expense	4,357	(6,500)	(5,943)	(100,153)	11,929	(220)	(61,393)	(396,434)

Net loss from continuing operations	(151,647)	(119,873)	(87,139)	(2,182,370)	(507,727)	(311,776)	(2,145,147)	(1,462,290)

Loss from discontinued operations, net of tax	—	—	—	—	—	—	—	(36,806)
Gain on sale of discontinued operations, net of tax	—	—	—	—	—	—	—	35,254

Net loss	$(151,647)	$(119,873)	$(87,139)	$(2,182,370)	$(507,727)	$(311,776)	$(2,145,147)	$(1,463,842)

Net loss per share from continuing operations—basic and diluted	$(2.17)	$(0.44)	$(0.51)	$(7.69)	$(1.79)	$(100,572.90)	$(691,982.90)	$(471,706.45)

Net loss per share attributable to common stockholders—basic and diluted	$(2.17)	$(0.44)	$(0.51)	$(7.69)	$(1.79)	$(100,572.90)	$(691,982.90)	$(472,207.10)

Weighted average number of common shares used in net loss per share attributable to common stockholders—basic and diluted	69,958,989	272,624,886	170,459,064	283,636,235	283,636,235	3,100	3,100	3,100

Balance Sheet Data (as of period end):
Cash, cash equivalents and short-term investments	$212,579	$266,083	$475,119	$413,610	$397,740		$94,002	$153,408
Working capital	508,262	443,129	599,085	440,844	380,678		(547,333)	274,643
Total assets	2,879,275	3,023,152	3,029,584	3,263,903	5,257,155		5,295,149	7,013,611
Debt (short-term and long-term)	246,875	250,000	248,125	3,011,588	2,861,594		6,953,629	6,257,316
Stockholders’ equity (deficit)	1,794,839	1,861,514	1,943,701	(674,552)	1,517,828		(2,614,736)	(856,060)

Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	(152,768)	(218,219)	104,802	132,796	182,966	$(41,296)	(207,385)	98,951
Investing activities	(69,858)	(53,479)	(295,998)	(195,300)	(232,122)	(25,616)	(155,099)	472,484
Financing activities	(1,250)	124,171	106,664	96,041	402,289	(150)	303,078	(487,368)

Other Data:
Capital expenditures:
Pre-publication capital expenditures (5)	74,808	59,408	114,522	122,592	96,613	22,057	138,440	219,384
Other capital expenditures	31,213	20,566	50,943	71,817	64,139	3,559	30,659	64,681
Pre-publication amortization	56,653	66,433	137,729	176,829	181,521	37,923	242,045	249,670
Depreciation and intangible asset amortization	116,245	146,052	290,693	356,388	342,227	61,242	438,577	513,934

(1)	Publishing rights are intangible assets that allow us to publish and republish existing and future works as well as create new works based on previously published materials and are amortized on an accelerated basis over periods estimated to represent the useful life of the content.
(2)	We capitalize the art, prepress, manuscript and other costs incurred in the creation of the master copy of a book or other media and amortize such costs from the year of sale over five years on an accelerated basis.
(3)	Represents severance and real estate charges. The credit balance in 2010 relates to the reversal of certain charges recorded in prior periods due to a change in estimate.
(4)	Represents net gain associated with our Chapter 11 reorganization in 2012.
(5)	Represents capital expenditures for the art, prepress, manuscript and other costs incurred in the creation of the master copy of a book or other media.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is intended to facilitate an understanding of our results of operations and financial condition and should be read in conjunction with our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The following discussion and analysis of our financial condition and results of operations contains forward-looking statements about our business, operations and industry that involve risks and uncertainties, such as statements regarding our plans, objectives, expectations and intentions. Actual results and the timing of events may differ materially from those expressed or implied in such forward-looking statements due to a number of factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. See “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Overview

We are a leading global provider of education solutions, delivering content, technology, services and media to over 50 million students in over 150 countries worldwide. We deliver our offerings to both educational institutions and consumers around the world. In the United States, we are the leading provider of K-12 educational content by market share. Furthermore, since 1832, we have published trade and reference materials, including adult and children’s fiction and non-fiction books that have won industry awards such as the Pulitzer Prize, Newbery and Caldecott medals and National Book Award, all of which are generally known. We believe our long-standing reputation and well-known brands enable us to capitalize on consumer and digital trends in the education market through our existing and developing channels.

Corporate History

HMH Holdings (Delaware), Inc. (“Successor”) was incorporated as a Delaware corporation on March 5, 2010, and was established as the holding company of the current operating group. Houghton Mifflin Harcourt was formed in December 2007 with the acquisition of Harcourt Education Group, then the second-largest K-12 U.S. publisher, by Houghton Mifflin Group. Houghton Mifflin Group was previously formed in December 2006 by the acquisition of Houghton Mifflin Publishers Inc. by Riverdeep Group plc. We are headquartered in Boston, Massachusetts.

Key Aspects and Trends of Our Operations

Business Segments

We are organized along two business segments: Education and Trade Publishing. Our Education segment is our largest segment and represented approximately 88%, 90% and 92% of our total net sales for the years ended December 31, 2012, 2011 and 2010, respectively. Our Trade Publishing segment represented approximately 12%, 10% and 8% of our total net sales for the years ended December 31, 2012, 2011 and 2010, respectively. The Corporate and Other category represents certain general overhead costs not fully allocated to the business segments, such as legal, accounting, treasury, human resources and executive functions.

Net Sales

We derive revenue primarily from the sale of print and digital textbooks and instructional materials, trade books, reference materials, multimedia instructional programs, license fees for book rights, content, software and services, test scoring, consulting and training. We primarily sell to customers in the United States. Our net sales are driven primarily as a function of volume and, to a certain extent, changes in price. Our net sales consist of our billings for products and services less revenue that will be deferred until future recognition, usually due to future deliverable products or functions and a provision for product returns.

Basal programs, which represent the most significant portion of our Education segment net sales, cover curriculum standards in a particular K-12 academic subject and include a comprehensive offering of teacher and student materials required to conduct the class throughout the school year. Products and services in basal programs include print and digital offerings for students and a variety of supporting materials such as teacher’s editions, formative assessments, whole group instruction materials, practice aids, educational games and services. The process through which materials and curricula are selected and procured for classroom use varies throughout the United States. Twenty states, known as adoption states, approve and procure new basal programs usually every five to seven years on a state-wide basis, before individual schools or school districts are permitted to schedule the purchase of materials. In all remaining states, known as open states or open territories, each individual school or school district can procure materials at any time, though usually according to a five to nine year cycle. The student population in adoption states represents over 50% of the U.S. elementary and secondary school-age population. Many adoption states provide “categorical funding” for instructional materials, which means that state funds cannot be used for any other purpose.

A significant portion of our Education segment net sales is dependent upon our ability to maintain residual sales, which are subsequent sales after the year of the original adoption, and our ability to continue to generate new business. In addition, our market is affected by changes in state curriculum standards, which drive instruction, assessment and accountability in each state. Changes in state curriculum standards require that instructional materials be revised or replaced to align to the new standards, which historically has driven demand for basal programs.

We also derive our Education segment net sales from the sale of summative, formative or in-classroom and diagnostic assessments to districts and schools in all 50 states. Summative assessments are concluding or “final” exams that measure students’ proficiency in a particular academic subject or group of subjects on an aggregate level or against state standards. Formative assessments are on-going, in-classroom tests that occur throughout the school year and monitor progress in certain subjects or curriculum units. Additionally, our offerings include supplemental products that target struggling learners through comprehensive intervention solutions along with products targeted at assisting English language learners.

In international markets, our Education segment predominantly exports and sells K-12 books to premium private schools that utilize the U.S. curriculum, which are located primarily in Asia, the Pacific, the Middle East, Latin America and the Caribbean. Our international sales team utilizes a global network of distributors in local markets around the world.

Our Trade Publishing segment sells works of fiction and non-fiction for adults and children, dictionaries and other reference works through physical and online retail outlets and book distributors, as well as through our e-commerce platform.

Factors affecting our net sales include:

Education

•	state or district per student funding levels;

•	the cyclicality of the purchasing schedule for adoption states;

•	student enrollments;

•	adoption of new education standards; and

•

technological advancement and the introduction of new content and products that meet the needs of students, teachers and consumers, including through strategic partnerships pertaining to content and distribution.

Trade Publishing

•	consumer spending levels as influenced by various factors, including the U.S. economy and consumer confidence;

•	the transition to e-books and any resulting impact on market growth;

•	the publishing of bestsellers along with obtaining recognized authors; and

•	movie tie-ins to our titles that spur sales of current and backlist titles, which are titles that have been on sale for more than a year.

State or district per student funding levels, which closely correlate with state and local receipts from income, sales and property taxes, impact our sales as institutional customers are affected by funding cycles. Most public school districts, the primary customers for K-12 products and services, are largely dependent on state and local funding to purchase materials. Recently, total educational materials expenditures by institutions in the United States is rebounding in the wake of the economic recovery. Globally, education expenditures are projected to grow at 7% through 2018, according to GSV Asset Management.

We monitor the purchasing cycles for specific disciplines in the adoption states in order to manage our product development and to plan sales campaigns. Our sales may be materially impacted during the years that major adoption states, such as Florida, California and Texas, are or are not scheduled to make significant purchases. Florida, California and Texas are all scheduled to adopt educational materials for certain subjects between 2013 and 2016, with Florida adopting reading in 2013, California having approved funding for a math adoption in 2014 and Texas having passed a budget in 2013 for the next two years. While we do not currently have contracts with these states for future years, we have historically captured over 50% of the market share in these states in the years that they adopt educational materials for various subjects.

Longer-term growth in the U.S. K-12 market is positively correlated with student enrollments, which is a driver of growth in the educational publishing industry. Although economic cycles may affect short-term buying patterns, school enrollments are highly predictable and are expected to trend upward over the longer term. According to NCES, student enrollments are expected to increase from 54.7 million in 2010, to over 58.0 million by the 2020 school year. Outside the United States, the global education market continues to demonstrate strong macroeconomic growth characteristics. Population growth is a leading indicator for pre-primary school enrollments, which have a subsequent impact on secondary and higher education enrollments. Globally, according to UNESCO, rapid population growth has caused pre-primary enrollments to grow by 16.2% worldwide from 2007 to 2011. The global population is expected to be approximately 9.0 billion by 2050, as countries develop and improvements in medical conditions increase the birth rate.

The digitalization of education content and delivery is also driving a substantial shift in the education market. As the K-12 educational market transitions to purchasing more digital solutions, our ability to offer embedded assessments, adaptive learning, real-time interaction and student specific personalization in addition to our core educational content in a platform- and device-agnostic manner will provide new opportunities for growth.

Our Trade Publishing segment is heavily influenced by the U.S. and broader global economy, consumer confidence and consumer spending. As the economy continues to recover, both consumer confidence and consumer spending have increased and are at their highest level since 2008.

While print remains the primary format in which trade books are produced and distributed, the market for trade titles in digital format, primarily e-books, has developed rapidly over the past several years, as the industry evolves to embrace new technologies for developing, producing, marketing and distributing trade works. We continue to focus on the development of innovative new digital products which capitalize on our strong content, our digital expertise and the growing consumer demand for these products.

In the Trade Publishing segment, annual results can be driven by bestselling trade titles. Furthermore, backlist titles can experience resurgence in sales when made into films. Over the past several years, a number of our backlist titles such as The Hobbit, The Lord of the Rings, Life of Pi, Extremely Loud and Incredibly Close and The Time Traveler’s Wife have benefited in popularity due to movie releases and have subsequently resulted in increased trade sales. The second and third parts of The Hobbit trilogy are scheduled to be released in December 2013 and July 2014, respectively.

We employ several pricing models to serve various customer segments, including institutions, consumers, other government agencies (e.g., penal institutions, community centers, etc.) and third-party partners. In addition to traditional pricing models where a customer receives a product in return for a payment at the time of product receipt, we currently use the following pricing models:

•	Pay-up-front: Customer makes a fixed payment at time of purchase and we provide a specific product/service in return;

•

Pre-pay Subscription: Customer makes a one-time payment at time of purchase, but receives a stream of goods/services over a defined time horizon; for example, we currently provide customers the option to purchase a multi-year subscription to textbooks where for a one-time charge, a new copy of the textbook is delivered to the customer each year for a defined time period. Pre-pay subscriptions to online textbooks are another example where the customer receives access to an online book for a specific period of time; and

•	Pay-as-you-go Subscription: Similar to the Pre-pay subscription, except that the customer makes periodic payments in a pre-described manner.

Cost of sales, excluding pre-publication and publishing rights

Cost of sales, excluding pre-publication and publishing rights, include expenses directly attributable to the production of our products and services, including the non-capitalizable costs associated with our content operations department. The expenses within cost of sales include variable costs such as paper, printing and binding costs of our print materials, royalty expenses paid to our authors, gratis costs or products provided at no charge as part of the sales transaction, and inventory obsolescence. Also included in cost of sales are labor costs related to professional services and the non-capitalized costs associated with our content operations department. We also include depreciation expense associated with our platforms. Certain products such as trade books and those products associated with our renowned authors carry higher royalty costs; conversely, digital offerings usually have a lower cost of sales due to lower costs associated with their production. Also, sales to adoption states usually contain higher gratis expense. A change in the sales mix of these products can impact consolidated profitability. As a percentage of net sales, cost of sales, excluding pre-publication amortization and publishing rights amortization, has remained relatively constant over the past several years, which is due to the largely variable nature of these costs. However, we expect cost of sales, excluding pre-publication and publishing rights, and our gross margins to be favorably impacted by increased digital sales as a percentage of overall net sales, which do not have any paper, printing and binding costs and are not impacted by inventory obsolescence.

Pre-publication amortization and publishing rights amortization

A publishing right is an acquired right which allows us to publish and republish existing and future works as well as create new works based on previously published materials. As part of our March 9, 2010 restructuring, we recorded an intangible asset for publishing rights and amortize such asset on an accelerated basis over the useful lives of the various copyrights involved. See Note 1 to our consolidated financial statements included elsewhere in this prospectus. Our publishing rights amortization is expected to decline from the 2012 amount of $177.7 million, to approximately $139.6 million, $105.6 million and $81.0 million in 2013, 2014 and 2015, respectively.

We capitalize the art, prepress, manuscript and other costs incurred in the creation of the master copy of a book or other media, known as the pre-publication costs. Pre-publication costs are primarily amortized from the year of sale over five years using the sum-of-the-years-digits method, which is an accelerated method for calculating an asset’s amortization. Under this method, the amortization expense recorded for a pre-publication cost asset is approximately 33% (year 1), 27% (year 2), 20% (year 3), 13% (year 4) and 7% (year 5). We utilize this policy for all pre-publication costs, except with respect to our Trade Publishing consumer books, for which we expense such costs as incurred, and our assessment products, for which we use the straight-line amortization method. The amortization methods and periods chosen best reflect the pattern of expected sales generated from individual titles or programs. We periodically evaluate the remaining lives and recoverability of capitalized pre-publication costs, which are often dependent upon program acceptance by state adoption authorities.

Selling and administrative expenses

Our selling and administrative expenses include the salaries, benefits and related costs of employees engaged in sales and marketing, fulfillment and administrative functions. Also included within selling and administrative costs are variable costs such as commission expense, outbound transportation costs, sampling and depository fees, which are fees paid to state mandated depositories which fulfill centralized ordering and warehousing functions for specific states. Additionally, significant fixed and discretionary costs include facilities, telecommunications, professional fees, promotions and advertising. We have significantly reduced our selling and administrative expenses by $183.2 million from fiscal 2010 through fiscal 2012, largely through workforce reductions, facility closures and cost containment and efficiency measures. We expect our selling and administrative costs in dollars to increase as we invest in new growth initiatives and become a public company.

Other intangible asset amortization

Our other intangible asset amortization expense primarily includes the amortization of acquired intangible assets consisting of customer relationships, content rights and licenses. Our customer relationships, which constituted the largest component of the amortization expense over the past two years, pertained to our assessment customers and was fully amortized as of March 31, 2013. The existing software, content rights and licenses will be amortized over varying periods of 6 to 25 years. We expect our expense for the year ending December 31, 2013 to be $18.7 million, and $10.4 million and $10.6 million in 2014 and 2015, respectively.

Interest expense

Our interest expense includes interest accrued on our term loan facility along with, to a lesser extent, our revolving credit facility, capital leases and the amortization of any deferred financing fees and loan discounts. Based on our outstanding indebtedness as of June 30, 2013 and the interest rates applicable to our indebtedness based on LIBOR as of June 30, 2013, we expect our full year interest expense to be approximately $20.0 million annually.

Reorganization items, net

Our reorganization items, net represents expense and income amounts that were recorded to the statement of operations as a result of the bankruptcy proceedings. The amount is primarily attributed to cancellation of debt income net of related expenses and the elimination of deferred costs related to the cancelled debt. Reorganization items were incurred starting with the date of the bankruptcy filing through the date of bankruptcy emergence.

Financial Presentation

The historical financial information has been derived from the financial statements and accounting records of HMH Holdings (Delaware), Inc. (“Successor”) for periods on and after March 10, 2010, and from the financial statements and accounting records of HMH Publishing Company (“Predecessor”) for the period from January 1, 2010 through March 9, 2010. For purposes of presenting a comparison of our 2011 results to 2010, we have presented our 2010 results as the mathematical addition of the Predecessor and Successor periods. We believe that this presentation provides meaningful information about our results of operations. This approach is not consistent with U.S. GAAP, may yield results that are not strictly comparable on a period-to-period basis and may not reflect the actual results we would have achieved. The table showing the combined 2010 results follows:

	Successor	Predecessor	Combined
(in thousands)	For the Period March 10, – December 31, 2010	For the Period January 1, – March 9, 2010	For the Period January 1, – December 31, 2010
Net sales	$1,397,142	$109,905	$1,507,047

Costs and expenses:
Cost of sales, excluding pre-publication and publishing rights amortization	559,593	45,270	604,863
Publishing rights amortization	235,977	48,336	284,313
Pre-publication amortization	181,521	37,923	219,444

Cost of sales	977,091	131,529	1,108,620
Selling and administrative	597,628	119,039	716,667
Other intangible asset amortization	57,601	2,006	59,607
Impairment charge for goodwill, intangible assets, pre-publication costs and fixed assets	103,933	4,028	107,961
Severance and other charges	(11,243)	—	(11,243)

Operating loss	(327,868)	(146,697)	(474,565)

Other income (expense):
Interest expense	(258,174)	(157,947)	(416,121)
Other (loss) income, net	(6)	9	3
Change in fair value of derivative instruments	90,250	(7,361)	82,889

Loss before taxes	(495,798)	(311,996)	(807,794)
Income tax expense (benefit)	11,929	(220)	11,709

Net loss	$(507,727)	$(311,776)	$(819,503)

Chapter 11 Reorganization

On May 10, 2012, we entered into a Restructuring Support Agreement (the “Plan Support Agreement”) with consenting creditors holding greater than 74% of the principal amount of the then-outstanding senior secured indebtedness of the Company and with equity owners holding approximately 64% of the Company’s then-outstanding common stock. The consenting creditors agreed to support the Company’s Pre-Packaged Chapter 11 Plan of Reorganization (“Plan”).

On May 21, 2012 (the “Petition Date”), the U.S.-based entities that borrowed or guaranteed the debt of the Company (collectively the “Debtors”), filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (“Chapter 11”) in the United States Bankruptcy Court for the Southern District of New York (“Court”). The Debtors also concurrently filed the Plan, the Disclosure Statement in support of the Plan and filed various motions seeking relief to continue operations. Following the Petition Date, the Debtors operated their business as “debtors in possession” (“DIP”) under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Court.

On June 22, 2012, the Company successfully emerged from bankruptcy as a reorganized company pursuant to the Plan. The financial restructuring realized by the confirmation of the Plan was accomplished through a debt-for-equity exchange. The Plan deleveraged the Company’s balance sheet by eliminating the Company’s secured indebtedness in exchange for new equity in the Company. Existing stockholders, in their capacity as stockholders, received warrants for the new equity in the Company in exchange for the existing equity.

Subsequent to the Petition Date, the provisions in U.S. GAAP guidance for reorganizations applied to the Company’s financial statements while it operated under the provisions of Chapter 11. The accounting guidance did not change the application of generally accepted accounting principles in the preparation of financial statements. However, it does require that the financial statements, for periods including and subsequent to the filing of the Chapter 11 petition, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, all transactions (including, but not limited to, all professional fees, realized gains and losses and provisions for losses) directly associated with the reorganization and restructuring of our businesses are reported separately in our financial statements. All such expense or income amounts are reported in reorganization items in our consolidated statements of operations for the year ended December 31, 2012. The Company was not required to apply fresh-start accounting based on U.S. GAAP guidance for reorganizations due to the fact that the pre-petition holders who owned more than 50% of the Company’s outstanding common stock immediately before confirmation of the Plan received more than 50% of the Company’s outstanding common stock upon emergence. Accordingly, a new reporting entity was not created for accounting purposes.

Below is a summary of the significant transactions affecting the Company’s capital structure as a result of the effectiveness of the Plan.

Equity Transactions

On June 22, 2012, pursuant to the Plan, all of the issued and outstanding shares of common stock of the Company, including all options, warrants or any other agreements to acquire shares of common stock of the Company that existed prior to the Petition Date, were cancelled and in exchange, holders of such interests received distributions pursuant to the terms of the Plan. The distributions received by holders of interests in our common stock prior to the petition date on June 22, 2012 pursuant to the terms of the Plan included adequate protection payments and conversion fees of approximately $60.1 million and $26.1 million, respectively. Following the emergence on June 22, 2012, the authorized capital stock of the Company consisted of (i) 190,000,000 shares of common stock, of which 70,000,000 shares of common stock were issued and 69,958,989 shares of common stock were outstanding at June 30, 2013, 3,684,211 shares of common stock were reserved for issuance upon exercise of warrants at June 30, 2013 and 8,175,135 shares of common stock were reserved for issuance upon exercise of certain other warrants and awards at June 30, 2013 under the MIP and (ii) 10,000,000 shares of preferred stock, $0.01 par value per share, of which no shares were issued and outstanding at June 30, 2013.

On June 22, 2012, the Company issued an aggregate of 70,000,000 post-emergence shares of new common stock pursuant to the final Plan, of which 41,011 are treasury shares as of June 30, 2013, on a pro rata basis to the holders of the then-existing first lien term loan (the “Term Loan”), the then-existing first lien revolving loan facility (the “Revolving Loan”) and the 10.5% Senior Secured Notes due 2019 (the “10.5% Senior Notes”) as of the Petition Date. The Company issued the new common stock pursuant to Section 1145(a)(1) of the Bankruptcy Code.

Our new MIP became effective upon emergence. The MIP provides for grants of options and restricted stock at a strike price equal to or greater than the fair value per share of common stock as of the date of the grant and reserved for management and employees up to 10% of the new common stock of the Company. During 2012 and 2013, the Company granted to certain employees, including executive officers, stock options totaling 4,952,281 and 1,722,006 shares of the Company’s common stock, respectively. On June 22, 2012, in connection with our emergence from bankruptcy, we issued 4,625,731 stock options with an exercise price of $25.00. In November 2012, January 2013, February 2013, and March 2013, we issued a total of 842,357 stock options with an exercise price of $25.00 in each case. On July 25, 2013, we issued 1,206,199 stock options with an exercise price of $26.96. Each of the stock options granted have an exercise price equal to or greater than the fair value on the date of grant and generally vest over a three or four year period. During 2012 and 2013, we granted 22,200 and 45,905 restricted stock units, respectively, to independent directors and executive officers, which generally vest after one year. During the six months ended June 30, 2013, there were 491,228 stock options that were forfeited. As of June 30, 2013, there were 3,142,170 shares of common stock underlying awards reserved for future issuance under the MIP.

Valuation of Common Stock

We are required to estimate the fair value of our equity in connection with the issuance of equity awards to properly record stock compensation expense. For equity awards granted in connection with our emergence from bankruptcy, fair value was based on a third-party valuation of the invested capital of the Company at such time. Our subsequent grants of options in November 2012, January 2013, February 2013 and March 2013 utilized the June 2012 valuation as the exercise price of the options. During 2013, when it became apparent that private secondary market trading activity in our common stock was emerging, we began to determine fair value of our equity compensation awards based on market inputs. Our stock option grant on July 25, 2013, was based on private secondary market trading by market participants, which we believe to be fair value.

We issued restricted stock units in January 2013 and June 2013, as well as additional options in July 2013. In each case, fair value for the issuance was based on private secondary market trading by market participants.

Prior to this offering, our common stock has not been listed on a securities exchange. However, the common stock issued in connection with the 2012 reorganization was exempt from the registration requirements of the Securities Act pursuant to Section 1145 of the Bankruptcy Code. As a result, shares of our common stock are generally freely tradable, except for shares of our common stock that are held by our affiliates. There has been limited secondary market trading activity for our shares of common stock since our 2012 reorganization. We have obtained private secondary market trading data and have used that information as a basis for determining the fair value of our common stock for purposes of valuing employee equity based compensation.

We believe the current secondary market trading activity represents a reasonable basis from which to determine the fair value of our shares of common stock for the following reasons:

•

Availability of financial information—we publicly disclose comprehensive annual and interim financial information on a quarterly basis, hold publically accessible earnings calls and provide news affecting the company publicly on a timely basis. The information available to potential investors is not substantively different than that of a publicly traded company.

•

Although shares of our common stock do not always trade on a daily basis, ongoing transactions occur with increased volume activity among several market participants after information regarding the company is released.

•	Additionally, changes to the private secondary market trading data has not fluctuated significantly over time, which further indicates the market’s relative consensus of the value of our common stock.

•

There is no evidence that any of the trading activity is not “orderly”, as that term is applied in FASB ASC 820 and Chapter 8 of the AICPA Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (2013 edition) (the “Guide”). Under this guidance, to the extent a transaction is orderly, e.g., it is not a forced liquidation or a distress sale, an entity shall take into account that transaction price.

As noted in the Guide, if the evidence indicates that a transaction is orderly, the amount of weight placed upon the reliability of that transaction price is a function of the consideration of the volume of the transaction, the comparability of the transaction to the asset or liability being measured and the proximity of the transaction to the measurement date. We believe that the most recent secondary market trading data represents the best estimate of the fair value of our common shares for purposes of measuring our employee and director equity based compensation expense.

In accordance with the Plan, on June 22, 2012, each existing common stockholder prior to bankruptcy received its pro rata share of warrants to purchase 5% of the common stock of the Company, subject to dilution for equity awards issued in connection with the MIP. The Company issued warrants to purchase an aggregate of 3,684,211 shares of common stock of the Company at a weighted average exercise price of $42.27 per share. The exercise price for the warrants was based upon a $3.1 billion enterprise valuation of the Company, and the warrants have a term of seven years. All of the then-existing common stock was extinguished on the effective date of the Plan. As of June 30, 2013, there were 3,684,211 shares of common stock reserved for issuance upon the exercise of such warrants at a weighted average exercise price of $42.27 per share.

Debt Transactions

On June 22, 2012, the Company’s creditors converted the Term Loan with an aggregate outstanding principal balance of $2.6 billion and the Revolving Loan with an aggregate outstanding principal balance of $235.8 million, and the outstanding $300.0 million principal amount of 10.5% Senior Notes to 100 percent pro rata ownership of the Company’s common stock, subject to dilution pursuant to the MIP and the exercise of the new warrants, and received $30.3 million in cash.

In connection with the Chapter 11 filing on May 22, 2012, the Company entered into a new $500.0 million senior secured credit facility, which converted into an exit facility on the effective date of the emergence from Chapter 11. This exit facility consists of a $250.0 million revolving credit facility, which is secured by the Company’s accounts receivable and inventory, and a $250.0 million term loan credit facility. The proceeds of the exit facility were used to fund the costs of the reorganization and are providing working capital to the Company since its emergence from Chapter 11.

A summary of the transactions affecting the Company’s debt balances is as follows (in thousands):

Debt balance prior to emergence from bankruptcy (including accrued interest)	$(3,142,234)
Exchange of debt for new common shares	1,750,000
Elimination of debt discount and deferred financing fees	98,352
Adequate protection payments	69,701
Conversion fees	30,299
Professional fees	21,726

(Gain) loss on extinguishment of debt	$(1,172,156)

Results of Operations

Consolidated Operating Results for the Six Months Ended June 30, 2013 and 2012

(dollars in thousands)	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012	Dollar Increase (Decrease)	Percent Change
Net sales	$529,545	$509,433	$20,112	3.9%

Costs and expenses:
Cost of sales, excluding pre-publication and publishing rights amortization	245,816	214,272	31,544	14.7%
Publishing rights amortization	72,587	92,677	(20,090)	(21.7)%
Pre-publication amortization	56,653	66,433	(9,780)	(14.7)%

Cost of sales	375,056	373,382	1,674	0.4%
Selling and administrative	263,703	280,452	(16,749)	(6.0)%
Other intangible asset amortization	13,433	26,372	(12,939)	(49.1)%
Impairment charge for pre-publication costs and fixed assets	8,500	—	8,500	NM
Severance and other charges	3,481	3,473	8	0.2%

Operating loss	(134,628)	(174,246)	(39,618)	(22.7)%

Other income (expense):
Interest expense	(11,585)	(109,833)	(98,248)	(89.5)%
Change in fair value of derivative instruments	(479)	812	(1,291)	NM
Loss on debt extinguishment	(598)	—	(598)	NM

Loss before reorganization items and taxes	(147,290)	(283,267)	(135,977)	(48.0)%
Reorganization items, net	—	(156,894)	(156,894)	NM
Income tax expense (benefit)	4,357	(6,500)	10,857	NM

Net loss	$(151,647)	$(119,873)	$31,774	26.5%

NM = not meaningful

Net sales for the six months ended June 30, 2013, increased $20.1 million, or 3.9%, from $509.4 million for the same period in 2012, to $529.5 million. The increase was largely driven by strong sales of intervention and professional development products, strong adoption sales in Florida and Tennessee and robust Trade Publishing sales from the culinary product line as well as young readers titles. The increase was partially offset by lower sales of learning management systems as we migrate to a new learning management system partner strategy.

Operating loss for the six months ended June 30, 2013, decreased $39.6 million, or 22.7%, from a loss of $174.2 million for the same period in 2012, to a loss of $134.6 million, due primarily to:

•

a $42.8 million reduction in amortization expense related to publishing rights, pre-publication and other intangible assets due to our use of accelerated amortization methods and lower pre-publication spending over the past several years as compared to previous years;

•

a $16.7 million decrease in selling and administrative expenses related primarily to a reduction in labor related costs of $8.3 million related to reduced head count, and a reduction of discretionary and fixed costs of $11.1 million, generally evenly spread across most expense groups; and lower depreciation of $4.0 million; offset by an increase in variable costs such as transportation of $2.8 million, commissions of $4.6 million and depository fees of $1.4 million attributed to higher sales in the quarter; and

•

offsetting the savings in amortization and selling and administrative expense was a $8.5 million impairment charge in 2013 to write off platforms and programs that will not be utilized in the future, along with an increase in cost of sales. Further, our cost of sales, excluding pre-publication and publishing rights amortization, as a percent of sales increased to 46.4% from 42.1% resulting in a

$23.1 million impact on profitability. This increase was the result of a shift in our product mix impacting production costs by $5.1 million and royalty costs by $6.2 million. Additionally, our gratis costs were $4.0 million higher due to increased sales to adoption states and, lastly, we incurred $7.2 million of higher depreciation on digital platforms.

Interest expense for the six months ended June 30, 2013 decreased $98.2 million, or 89.5%, to $11.6 million from $109.8 million for the same period in 2012, primarily as a result of our emergence from bankruptcy with substantially reduced debt.

Change in fair value of derivative instruments for the six months ended June 30, 2013 unfavorably changed by $1.3 million from income of $0.8 million to an expense of $0.5 million. The loss on change in fair value of derivative instruments was related to unfavorable foreign exchange forward contracts executed on the Euro.

Income tax expense for the six months ended June 30, 2013 increased by $10.9 million from a $6.5 million benefit for the same period in 2012, to a $4.4 million income tax expense for the six months ended June 30, 2013. The increase in income tax expense for the six months ended June 30, 2013 compared to the same period in 2012, was primarily due to a tax benefit allocated to continuing operations after considering the gain recorded in the second quarter of 2012 in additional paid-in capital as a result of the reorganization. Such gain outside continuing operations serves as a source of income that enables realization of the tax benefit of the current year’s loss in continuing operations. This tax benefit in continuing operations is offset by the deferred tax liabilities associated with tax amortization on indefinite-lived intangibles, as well as expected foreign, state and local taxes.

Consolidated Operating Results for the Years Ended December 31, 2012 and 2011

(dollars in thousands)	Year Ended December 31, 2012	Year Ended December 31, 2011	Dollar Increase (Decrease)	Percent Change
Net sales	$1,285,641	$1,295,295	$(9,654)	(0.7)%

Costs and expenses:
Cost of sales, excluding pre-publication and publishing rights amortization	515,948	512,612	3,336	0.7%
Publishing rights amortization	177,747	230,624	(52,877)	(22.9)%
Pre-publication amortization	137,729	176,829	(39,100)	(22.1)%

Cost of sales	831,424	920,065	(88,641)	(9.6)%
Selling and administrative	533,462	638,023	(104,561)	(16.4)%
Other intangible asset amortization	54,815	67,372	(12,557)	(18.6)%
Impairment charge for goodwill, intangible assets, pre-publication costs and fixed assets	8,003	1,674,164	(1,666,161)	(99.5)%
Severance and other charges	9,375	32,801	(23,426)	(71.4)%
Gain on bargain purchase	(30,751)	—	30,751	NM

Operating loss	(120,687)	(2,037,130)	(1,916,443)	(94.1)%

Other income (expense):
Interest expense	(123,197)	(244,582)	(121,385)	(49.6)%
Change in fair value of derivative instruments	1,688	(811)	2,499	NM

Loss before reorganization items and taxes	(242,196)	(2,282,523)	(2,040,327)	(89.4)%
Reorganization items, net	(149,114)	—	149,114	NM
Income tax expense (benefit)	(5,943)	(100,153)	(94,210)	(94.1)%

Net loss	$(87,139)	$(2,182,370)	$(2,098,231)	(96.0)%

NM = not meaningful

Net sales for the year ended December 31, 2012 decreased $9.7 million, or 0.7%, from $1,295.3 million for the same period in 2011, to $1,285.6 million. The decrease was due to a $47.0 million decline in domestic education sales from the prior year. New adoption and open territory sales in the markets in which we compete were reduced from the prior year primarily due to known lower adoptions in 2012 of approximately $390.0 million, coupled with a continuing decline in the open territory market of approximately $120.0 million from the prior year. We believe the overall addressable adoption market was down approximately 23% and the open territory market was down approximately 8% when compared to the prior year. Offsetting a portion of the decline was a $31.4 million increase in our Trade Publishing sales primarily due to increased sales of a number of our best-selling titles and an increase in e-book sales.

Operating loss for the year ended December 31, 2012 decreased $1,916.4 million, or 94.1%, from a loss of $2,037.1 million for the same period in 2011 to a loss of $120.7 million, primarily due to a goodwill impairment charge recognized in 2011 of $1,442.5 million. The goodwill impairment was due to the carrying value of the Education reporting unit exceeding the implied fair value. Further, the increased loss in 2011 was also due to tradename and other impairments of $231.6 million. Other significant components of the decrease in operating loss were as follows:

•

a $104.5 million decrease in amortization expense related to publishing rights, pre-publication and other intangible assets due to our use of accelerated amortization methods and lower pre-publication spending over the past several years as compared to previous years;

•

a $104.6 million decrease in selling and administrative expenses related primarily to a reduction in labor related costs of $32.3 million; a reduction in variable expenses such as commissions and depository fees of $10.6 million associated with lower revenue; lower travel and entertainment expenses of $11.0 million; with the remaining $50.7 million attributed to lower fixed and discretionary expenses such as rent, bad debt and professional fees;

•	a $23.4 million decrease in severance and other charges, as 2011 included a significant executive and workforce realignment; and

•	a $30.8 million gain on bargain purchase associated with the acquisition of certain asset product lines for our Trade Publishing segment.

Interest expense for the year ended December 31, 2012 decreased $121.4 million, or 49.6%, from $244.6 million for the same period in 2011, to $123.2 million, primarily as a result of our emergence from bankruptcy with substantially reduced debt.

Change in fair value of derivative instruments for the year ended December 31, 2012 increased $2.5 million from an unrealized loss of $0.8 million for the same period in 2011, to an unrealized gain of $1.7 million. The increase was due to favorable euro currency fluctuations on our foreign exchange forward contracts.

Reorganization items, net for the year ended December 31, 2012 was $149.1 million. The amount represents expense and income amounts that were recorded to the statement of operations as a result of the bankruptcy proceedings. Reorganization items were incurred starting with the date of the bankruptcy filing through the date of bankruptcy emergence.

Income tax benefit for the year ended December 31, 2012 decreased $94.2 million from a tax benefit of $100.2 million for the year ended December 31, 2011, to a tax benefit of $5.9 million. The full year effective tax rate for 2012 was 6.4% primarily due to a tax benefit allocated to continuing operations after considering the gain recorded in 2012 in equity as a result of the reorganization. Such gain serves as a source of income that enables realization of the tax benefit of the current year loss in continuing operations. This tax benefit in continuing operations is offset by the deferred tax liabilities associated with tax amortization on indefinite-lived intangibles as well as expected foreign, state and local taxes for 2012. The full year effective tax rate for 2011 was approximately 4.4% due to the deferred tax benefit resulting from the decrease in deferred tax liabilities associated with book impairments on indefinite-lived intangibles and goodwill.

Consolidated Operating Results for the Years Ended December 31, 2011 and 2010

(dollars in thousands)	Year Ended December 31, 2011	Combined Year Ended December 31, 2010	Dollar Increase (Decrease)	Percent Change
Net sales	$1,295,295	$1,507,047	$(211,752)	(14.1)%

Costs and expenses:
Cost of sales, excluding pre-publication and publishing rights amortization	512,612	604,863	(92,251)	(15.3)%
Publishing rights amortization	230,624	284,313	(53,689)	(18.9)%
Pre-publication amortization	176,829	219,444	(42,615)	(19.4)%

Cost of sales	920,065	1,108,620	(188,555)	(17.0)%
Selling and administrative	638,023	716,667	(78,644)	(11.0)%
Other intangible asset amortization	67,372	59,607	7,765	13.0%
Impairment charge for goodwill, intangible assets, pre-publication costs and fixed assets	1,674,164	107,961	1,566,203	NM
Severance and other charges	32,801	(11,243)	44,044	NM

Operating loss	(2,037,130)	(474,565)	1,562,565	NM

Other income (expense):
Interest expense	(244,582)	(416,121)	(171,539)	(41.2)%
Other (loss) income, net	—	3	(3)	NM
Change in fair value of derivative instruments	(811)	82,889	(83,700)	NM

Loss before taxes	(2,282,523)	(807,794)	1,474,729	NM
Income tax expense (benefit)	(100,153)	11,709	(111,862)	NM

Net loss	$(2,182,370)	$(819,503)	$1,362,867	NM

NM = not meaningful

Net sales for the year ended December 31, 2011, decreased $211.8 million, or 14.1%, from $1,507.0 million for the same period in 2010, to $1,295.3 million. The decline was largely driven by a reduction in the Texas adoption market by over $250 million from 2010, coupled with a decline in sales to open territories along with a decline in international sales. Net sales for Texas for the year ended December 31, 2011 was $72.0 million, approximately $119.0 million less than the same period in 2010. Additionally, sales to open territories were approximately $59.0 million lower for the year ended 2011, compared to the same period in 2010 due primarily to the contraction of spending throughout most states. International sales were $46.1 million lower in 2011 than 2010 due to a tightening of credit terms with our distributors in the Middle East. These declines were partially offset by sales of our professional development services.

Operating loss for the year ended December 31, 2011, increased $1,562.6 million, or 329.3%, from a loss of $474.6 million for the same period in 2010, to a loss of $2,037.1 million, primarily due to a goodwill impairment charge of $1,442.5 million. Further, the increased loss was also due to lower annual net sales, increased tradename and other impairments of $231.6 million and a $44.0 million increase in severance and other expenses, partially offset by:

•

a $88.5 million decrease in amortization expense related to publishing rights, pre-publication and other intangible assets due to our use of accelerated amortization methods and lower pre-publication spending over the past several years as compared to previous years;

•	a $78.6 million decrease in selling and administrative expenses related primarily to a reduction in variable expenses, such as commissions and depository fees associated with lower revenue; and

•

a $92.3 million decrease in cost of sales (excluding pre-publication and publishing rights amortization) due to a reduction of the inventory step up amortization of $41.7 million, which was included in 2010, along with lower net sales.

Interest expense for the year ended December 31, 2011 decreased $171.5 million, or 41.2%, from $416.1 million for the same period in 2010, to $244.6 million, primarily a result of the expiration of legacy swap agreements with unfavorable fixed interest rates and the conversion of $4.0 billion of debt to equity in March 2010, as part of the restructuring. The components for the decline were:

•	in 2010, we paid $93.1 million related to the interest rate swap agreements in place at the time. The swap agreements, which were mandatory under our Credit Agreement, expired on December 31, 2010;

•	reduction of $67.0 million in interest related to our Mezzanine debt, which bore interest at 17.5% through March 9, 2010, that did not exist in 2011;

•	a reduction of $5.1 million of deferred financing costs as a substantial amount of deferred financing fees that existed at March 9, 2010 were written off; and

•

a reduction of $8.1 million related to the accounts receivable securitization facility, as we had $140.0 million outstanding on the securitization facility from February 2010 through August 3, 2010, and an average outstanding balance of $30.6 million for only two months during 2011.

Change in fair value of derivative instruments for the year ended December 31, 2011, decreased $83.7 million from a gain of $82.9 million for the same period in 2010, to an unrealized loss of $0.8 million. The decrease was due to interest rate swap payments made during 2010, which effectively reduced the unrealized liability established on the balance sheet. No interest rate swap agreements were in place during 2011. The $0.8 million unrealized loss on change in fair value of derivative instruments related to unfavorable foreign exchange forward contracts in place during 2011.

Income tax expense for the year ended December 31, 2011, decreased $111.9 million from an expense of $11.7 million for the year ended December 31, 2010, to a benefit of $100.2 million. The full year effective tax rate for 2011 was approximately 4.4% primarily due to a deferred income tax benefit recorded in the fourth quarter of 2011 as a result of book impairments to indefinite-lived intangibles and goodwill, which reduce deferred tax liabilities.

Adjusted EBITDA

To supplement our financial statements presented in accordance with GAAP, we have presented Adjusted EBITDA in addition to our GAAP results. This information should be considered as supplemental in nature and should not be considered in isolation or as a substitute for the related financial information prepared in accordance with GAAP. Management believes that the presentation of Adjusted EBITDA provides useful information to investors regarding our results of operations because it assists both investors and management in analyzing and benchmarking the performance and value of our business. Adjusted EBITDA provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or effective tax rates, or levels of depreciation or amortization. Accordingly, our management believes that this measurement is useful for comparing general operating performance from period to period. Furthermore, the agreements governing our indebtedness contain covenants and other tests based on Adjusted EBITDA. In addition, targets and positive trends in Adjusted EBITDA are used as performance measures and to determine certain compensation of management. Other companies may define Adjusted EBITDA differently and, as a result, our measure of Adjusted EBITDA may not be directly comparable to Adjusted EBITDA of other companies. Although we use Adjusted EBITDA as a financial measure to assess the performance of our business, the use of Adjusted EBITDA is limited because it does not include certain material costs, such as interest and taxes, necessary to operate our business. Adjusted EBITDA should be considered in addition to, and not as a substitute for, net earnings in accordance with GAAP as a measure of performance. Adjusted EBITDA is not intended to be a measure of liquidity or free cash flow for discretionary use. You are cautioned not to place undue reliance on Adjusted EBITDA.

Below is a reconciliation of our net loss to Adjusted EBITDA for the six months ended June 30, 2013 and 2012 and for the years ended December 31, 2012, 2011 and 2010:

(in thousands)	Successor					Predecessor
	Six Months Ended June 30,		Year Ended December 31,		For the Period March 10, 2010 to December 31,	For the Period January 1, 2010 to March 9,
	2013	2012	2012	2011	2010	2010
Net loss	$(151,647)	$(119,873)	$(87,139)	$(2,182,370)	$(507,727)	$(311,776)
Interest expense	11,585	109,833	123,197	244,582	258,174	157,947
Provision (benefit) for income taxes	4,357	(6,500)	(5,943)	(100,153)	11,929	(220)
Depreciation expense	30,225	27,003	58,131	58,392	48,649	10,900
Amortization expense (1)	142,673	185,482	370,291	474,825	475,099	88,265
Non-cash charges—stock compensation	3,275	347	4,227	8,558	4,274	925
Non-cash charges—gain (loss) on foreign currency and interest hedge	479	(812)	(1,688)	811	(90,250)	7,361
Non-cash charges—asset impairment charges	8,500	—	8,003	1,674,164	103,933	4,028
Purchase accounting adjustments (2)	4,878	6,326	(16,511)	22,732	113,182	—
Fees. expenses or charges for equity offerings, debt or acquisitions	1,764	267	267	3,839	1,513	—
Debt restructuring (3)	—	—	—	—	30,000	9,564
Restructuring (4)	1,539	1,788	6,716	—	—	—
Severance separation costs and facility closures (5)	6,481	3,762	9,375	32,818	23,975	992
Reorganization items, net (6)	—	(156,894)	(149,114)	—	—	—
Debt extinguishment loss	598	—	—	—	—	—

Adjusted EBITDA	$64,707	$50,729	$319,812	$238,198	$472,751	$(32,014)

(1)	Includes pre-publication amortization of $56,653 and $66,433 for the six months ended June 30, 2013 and 2012, respectively, and $137,729 and $176,829 for the years ended December 31, 2012 and 2011, respectively, and $181,521 for the period from March 10, 2010 to December 31, 2010, and $37,923 for the period from January 1, 2010 to March 9, 2010.
(2)	Represents certain non-cash accounting adjustments, most significantly relating to deferred revenue and inventory costs, that we were required to record as a direct result of the March 9, 2010 restructuring and the acquisitions for the years ended December 31, 2012 and 2011 and the periods March 10, 2010 to December 31, 2010 and January 1, 2010 to March 9, 2010.
(3)	Represents fees paid and charged to operations relating to the March 9, 2010 debt restructuring.
(4)	Represents restructuring costs (other than severance and real estate) such as consulting and realignment.
(5)	Represents costs associated with restructuring. Included in such costs are severance, facility integration and vacancy of excess facilities. 2010 costs also include program integration and related inventory obsolescence and consulting costs.
(6)	Represents net gain associated with our Chapter 11 reorganization in 2012.

Segment Operating Results

Results of Operations—Comparing Six Months Ended June 30, 2013 and 2012

Education

	Six Months Ended June 30,		Dollar Increase (Decrease)	Percent change
	2013	2012
Net sales	$450,560	$447,317	$3,243	0.7%
Costs and expenses:
Cost of sales, excluding pre-publication and publishing rights amortization	194,703	176,206	18,497	10.5%
Publishing rights amortization	66,093	83,662	(17,569)	(21.0)%
Pre-publication amortization	56,112	65,785	(9,673)	(14.7)%

Cost of sales	316,908	325,653	(8,745)	(2.7)%
Selling and administrative	213,601	232,220	(18,619)	(8.0)%
Other intangible asset amortization	12,513	26,372	(13,859)	(52.6)%
Impairment charge for pre-publication costs and fixed assets	8,500	—	8,500	NM

Operating loss	$(100,962)	$(136,928)	$35,966	(26.3)%

Adjustments from operating loss to Education segment Adjusted EBITDA
Depreciation expense	26,534	22,168	4,366	19.7%
Amortization expense	134,718	175,819	(41,101)	(23.4)%
Non-cash charges—asset impairment charges	8,500	—	8,500	100.0%
Purchase accounting adjustments	4,657	6,326	(1,669)	(26.4)%

Education segment Adjusted EBITDA	$73,447	$67,385	$6,062	9.0%

Education segment Adjusted EBITDA as a % of net sales	16.3%	15.1%

NM = not meaningful

Our Education segment net sales for the six months ended June 30, 2013, increased $3.2 million, or 0.7%, from $447.3 million for the same period in 2012, to $450.6 million. The increase was largely driven by strong sales of intervention and professional development products and strong adoption sales in Florida and Tennessee. The increases were partially offset by lower sales of learning management systems as we migrate to a new learning management system partner strategy.

Our Education segment cost of sales for the six months ended June 30, 2013, decreased $8.7 million, or 2.7%, from $325.7 million for the same period in 2012, to $316.9 million. The decrease was attributed to a $27.2 million reduction in amortization expense related to publishing rights and pre-publication costs due to our use of accelerated amortization methods and lower pre-publication spending over the past several years as compared to previous years. Offsetting the savings in amortization was an $18.5 million increase in cost of sales, excluding pre-publication and publishing rights amortization. This increase was primarily due to a $2.7 increase in production cost and $3.7 million increase in royalties associated with our product mix, $4.0 million of higher gratis costs due to increased sales to adoption states and $7.2 million of higher depreciation on digital platforms due to increased spending on development.

Our Education segment selling and administrative expense for the six months ended June 30, 2013, decreased $18.6 million, or 8.0%, from $232.2 million for the same period in 2012, to $213.6 million. The decrease was related primarily to a reduction in labor related costs of $11.3 million related to reduced head count, and a reduction of discretionary and fixed costs of $5.3 million, generally evenly spread across most expense groups due to our focus on cost reductions; and lower depreciation of $2.8 million.

Our Education segment Adjusted EBITDA for the six months ended June 30, 2013, increased $6.1 million, or 9.0%, from $67.4 million for the same period in 2012, to $73.4 million. Our Education segment Adjusted EBITDA excludes depreciation, amortization, impairment charges and purchase accounting adjustments. The impairment charge of $8.5 million pertains to a write off of platforms and programs that will not be utilized in the future. The purchase accounting adjustments for both 2013 and 2012 related to adjustments to deferred revenue for the 2010 restructuring where we adjusted our balance sheet to fair value. The purchase price adjustments gradually decrease each year. The increase in our Education segment Adjusted EBITDA, from 15.1% of net sales for the six months ended June 30, 2012 to 16.3% for the same period in 2013, was due to the identified factors impacting net sales, cost of sales and selling and administrative expense after removing those items not included in segment Adjusted EBITDA.

Trade Publishing

	Six Months Ended June 30,		Dollar Increase (Decrease)	Percent change
	2013	2012
Net sales	$78,985	$62,116	$16,869	27.2%
Costs and expenses:
Cost of sales, excluding pre-publication and publishing rights amortization	48,113	38,066	10,047	26.4%
Publishing rights amortization	6,494	9,015	(2,521)	(28.0)%
Pre-publication amortization	541	648	(107)	(16.5)%

Cost of sales	55,148	47,729	7,419	15.5%
Selling and administrative	20,020	19,013	1,007	5.3%
Other intangible asset amortization	920	—	920	NM

Operating income (loss)	$2,897	$(4,626)	$7,523	(162.6)%

Adjustments from operating income (loss) to Trade Publishing segment Adjusted EBITDA
Depreciation expense	235	229	6	2.6%
Amortization expense	7,955	9,663	(1,708)	(17.7)%
Purchase accounting adjustments	221	—	221	100.0%

Trade Publishing segment Adjusted EBITDA	$11,308	$5,266	$6,042	114.7%

Trade Publishing segment Adjusted EBITDA as a % of net sales	14.3%	8.5%

NM = not meaningful

Our Trade Publishing segment net sales for the six months ended June 30, 2013, increased $16.9 million, or 27.2%, from $62.1 million for the same period in 2012, to $79.0 million. The increase was attributed to additional net sales from our culinary product line as well as increases in the general interest and young readers products.

Our Trade Publishing segment cost of sales for the six months ended June 30, 2013, increased $7.4 million, or 15.5%, from $47.7 million for the same period in 2012, to $55.1 million. The increase is primarily related to increased sales offset by lower amortization expense related to publishing rights, which was lower due to our use of accelerated amortization methods and lower spending.

Our Trade Publishing segment selling and administrative expense for the six months ended June 30, 2013, increased $1.0 million, or 5.3%, from $19.0 million for the same period in 2012, to $20.0 million. The increase was primarily related to higher labor costs.

Our Trade Publishing segment Adjusted EBITDA for the six months ended June 30, 2013, increased $6.0 million, or 114.7%, from $5.3 million for the same period in 2012, to $11.3 million, due to the increase in operating income attributed to the $16.9 million increase in net sales. Our Trade Publishing segment Adjusted EBITDA excludes depreciation, amortization, and purchase accounting adjustments. Our segment Adjusted EBITDA as a percentage of net sales was 14.3% for the six months ended June 30, 2013, which was up from 8.5% for the same period in 2012.

Corporate and Other

	Six Months Ended June 30,		Dollar Increase (Decrease)	Percent change
	2013	2012
Net sales	$—	$—	$—	0.0%
Costs and expenses:
Cost of sales, excluding pre-publication and publishing rights amortization	3,000	—	3,000	NM
Publishing rights amortization	—	—	—	0.0%
Pre-publication amortization	—	—	—	0.0%

Cost of sales	3,000	—	3,000	NM
Selling and administrative	30,082	29,219	863	3.0%
Severance and other charges	3,481	3,473	8	0.2%

Operating loss	$(36,563)	$(32,692)	$(3,871)	11.8%

Adjustments from operating loss to Corporate and Other Adjusted EBITDA
Depreciation expense	3,456	4,606	(1,150)	(25.0)%
Non-cash charges—stock compensation	3,275	347	2,928	NM
Fees. expenses or charges for equity offerings, debt or acquisitions	1,764	267	1,497	NM
Debt restructuring
Restructuring	1,539	1,788	(249)	(13.9)%
Severance separation costs and facility closures	6,481	3,762	2,719	72.3%

Corporate and Other Adjusted EBITDA	$(20,048)	$(21,922)	$1,874	8.5%

NM = not meaningful

The Corporate and Other category represents certain general overhead costs not fully allocated to the business segments such as legal, accounting, treasury, human resources and executive functions.

Our cost of sales for the Corporate and Other category for the six months ended June 30, 2013 increased $3.0 million. The increase was attributed to a $3.0 million destruction of inventory associated with the closure of a warehouse, which from a segment perspective is considered Other.

Our selling and administrative expense for the Corporate and Other category for the six months ended June 30, 2013, increased $0.9 million, or 3.0%, from $29.2 million for the same period in 2012, to $30.1 million. The increase was attributed to a $2.9 million increase in equity compensation charges, and a $1.5 million increase related to acquisition related activity. Partially offsetting the increase in selling and administrative costs was $1.2 million of lower depreciation and lower labor related costs.

Adjusted EBITDA for the Corporate and Other category for the six months ended June 30, 2013, increased $1.9 million, or 8.5%, from a loss of $21.9 million for the same period in 2012, to a loss of $20.0 million. Our Adjusted EBITDA for the Corporate and Other category excludes depreciation, equity compensation charges, acquisition related activity, restructuring costs, severance and facility costs. The increase in our Adjusted EBITDA for the Corporate and Other category was due to the factors described above after removing those items not included in Adjusted EBITDA for the Corporate and Other category.

Results of Operations—Comparing Years Ended December 31, 2012 and 2011 and 2010

Education

	Year Ended December 31,			2012 vs. 2011		2011 vs. 2010
				Dollar Increase (Decrease)	Percent change	Dollar Increase (Decrease)	Percent change
	2012	2011	2010
Net sales	$1,128,591	$1,169,645	$1,383,147	$(41,054)	(3.5)%	$(213,502)	(15.4)%
Costs and expenses:
Cost of sales, excluding pre-publication and publishing rights amortization	424,205	438,265	518,688	(14,060)	(3.2)%	(80,423)	(15.5)%
Publishing rights amortization	161,649	205,700	263,372	(44,051)	(21.4)%	(57,672)	(21.9)%
Pre-publication amortization	136,361	175,494	218,774	(39,133)	(22.3)%	(43,280)	(19.8)%

Cost of sales	722,215	819,459	1,000,834	(97,244)	(11.9)%	(181,375)	(18.1)%
Selling and administrative	438,503	515,200	528,107	(76,697)	(14.9)%	(12,907)	(2.4)%
Other intangible asset amortization	54,542	67,372	59,607	(12,830)	(19.0)%	7,765	13.0%
Impairment charge for goodwill, intangible assets, pre-publication costs and fixed assets	8,003	1,674,164	100,961	(1,666,161)	(99.5)%	1,573,203	NM

Operating loss	$(94,672)	$(1,906,550)	$(306,362)	$1,811,878	(95.0)%	$(1,600,188)	NM

Adjustments from operating loss to Education segment Adjusted EBITDA
Depreciation expense	49,600	40,018	40,728	9,518	23.9%	(710)	(1.7)%
Amortization expense	352,552	448,566	541,753	(96,014)	(21.4)%	(93,187)	(17.2)%
Non-cash charges—asset impairment charges	8,003	1,674,164	100,961	(1,666,161)	(99.5)%	1,573,203	NM
Purchase accounting adjustments	14,240	22,732	113,182	(8,492)	(37.4)%	(90,450)	(79.9)%

Education segment Adjusted EBITDA	$329,723	$278,930	$490,262	$50,793	18.2%	$(211,332)	(43.1)%

Education segment Adjusted EBITDA as a % of net sales	29.2%	23.8%	35.4%

NM = not meaningful

Our Education segment net sales for the year ended December 31, 2012, decreased $41.1 million, or 3.5%, from $1,169.6 million for the same period in 2011, to $1,128.6 million. The decrease was primarily due to a $47.0 million decline in domestic education sales from the prior year. This was a result of our addressable new adoption and open territory sales being down from the prior year largely due to known lower adoptions in 2012 coupled with a continuing decline in the open territory market as a result of funding. The overall addressable adoption market was down approximately 23% when compared to the prior year and the open territory market was down approximately 8% from the prior year. While our Singapore Math product continues to outperform, certain other supplemental product sales were down due to aging products. The decrease was partially offset by the strength of our professional development services and reading intervention sales, which increased $20.5 million.

Our Education segment net sales for the year ended December 31, 2011, decreased $213.5 million, or 15.4%, from $1,383.1 million for the same period in 2010, to $1,169.6 million. The decline was largely driven by a reduction in the Texas adoption market by over $250.0 million from 2010 coupled with a decline in sales to open territories along with a decline in international sales. Net sales for Texas for the year ended December 31, 2011, was $72.0 million, approximately $119.0 million less than the same period in 2010. Additionally, sales to open territories were approximately $59.0 million lower for the year ended 2011, compared to the same period in 2010 due primarily to the contraction of spending throughout most states. International sales were $46.1 million lower in 2011 than 2010 due to a tightening of credit terms with our distributors in the Middle East.

Our Education segment cost of sales for the year ended December 31, 2012, decreased $97.2 million, or 11.9%, from $819.5 million for the same period in 2011, to $722.2 million. The decrease was attributed to an $83.2 million reduction in amortization expense related to publishing rights and pre-publication costs due to our use of accelerated amortization methods and lower pre-publication spending over the past several years as compared to previous years. Additionally, cost of sales, excluding pre-publication and publishing rights amortization, decreased $14.1 million due to the lower costs associated with lower sales.

Our Education segment cost of sales for the year ended December 31, 2011, decreased $181.4 million, or 18.1%, from $1,000.8 million for the same period in 2010, to $819.5 million. The decrease was attributed to a $101.0 million reduction in amortization expense related to publishing rights and pre-publication costs due to our use of accelerated amortization methods and lower pre-publication spending over the past several years as compared to previous years. Additionally, cost of sales, excluding pre-publication and publishing rights amortization, decreased $80.4 million due to a $41.7 million inventory step up adjustment in 2010 related to the March 2010 restructuring and the lower costs associated with lower sales. Offsetting the decrease was an increase in our cost of sales, excluding pre-publication and publishing rights amortization, as a percentage of net sales by 300 basis points (after adjusting for the inventory step up adjustment), as we shifted to more development and consulting services from the more profitable print products.

Our Education segment selling and administrative expense for the year ended December 31, 2012, decreased $76.7 million, or 14.9%, from $515.2 million for the same period in 2011, to $438.5 million. The decrease was related primarily to a reduction in labor related costs of $21.7 million related to reduced head count, a reduction in variable expenses such as commissions and depository fees of $11.3 million associated with lower net sales; lower travel and entertainment expenses of $7.4 million; $26.9 million attributed to lower fixed and discretionary expenses such as rent, bad debt and professional fees; and lower depreciation of $9.4 million.

Our Education segment selling and administrative expense for the year ended December 31, 2011, decreased $12.9 million, or 2.4%, from $528.1 million for the same period in 2010, to $515.2 million. The decrease was related primarily to a reduction in variable expenses such as commissions and depository fees associated with lower sales offset by higher bad debt expense.

Our Education segment Adjusted EBITDA for the year ended December 31, 2012, increased $50.8 million, or 18.2%, from $278.9 million for the same period in 2011, to $329.7 million. Our Education segment Adjusted EBITDA excludes depreciation, amortization, impairment charges and purchase accounting adjustments. The impairment charge of $8.0 million in 2012 related to the write-down of programs and platforms that will not be utilized in the future and the impairment charge of $1674.2 million in 2011 was primarily due to a goodwill impairment charge of $1,442.5 million with the remainder of the charge pertaining to intangible assets. The purchase accounting adjustments in both 2012 and 2011 related to adjustments to deferred revenue for the 2010 restructuring where we adjusted our balance sheet to fair value. The purchase price adjustments decrease each year. The increase in our Education segment Adjusted EBITDA, from 23.8% of net sales for the year ended December 2011 to 29.2% for the same period in 2012, was due to the identified factors impacting net sales, cost of sales and selling and administrative expense after removing those items not included in segment Adjusted EBITDA.

Our Education segment Adjusted EBITDA for the year ended December 31, 2011, decreased $211.3 million, or 43.1%, from $490.3 million for the same period in 2010, to $278.9 million. The purchase accounting adjustments in 2011 related to adjustments to deferred revenue for the 2010 restructuring where we adjusted our balance sheet to fair value. The 2010 purchase accounting adjustments also pertain to the 2010 restructuring and also includes a $41.7 million inventory step up adjustment in addition to the deferred revenue adjustment. The purchase price adjustments decrease each year. The decrease in our Education segment Adjusted EBITDA, from 35.4% of net sales for the year ended December 2010 to 23.8% for the same period in 2011, is due to the identified factors impacting net sales, cost of sales and selling and administrative expense after removing those items not included in segment Adjusted EBITDA.

Trade Publishing

	Year Ended December 31,			2012 vs. 2011		2011 vs. 2010
				Dollar Increase (Decrease)	Percent change	Dollar Increase (Decrease)	Percent change
	2012	2011	2010
Net sales	$157,050	$125,650	$123,900	$31,400	25.0%	$1,750	1.4%
Costs and expenses:
Cost of sales, excluding pre-publication and publishing rights amortization	91,743	74,347	71,275	17,396	23.4%	3,072	4.3%
Publishing rights amortization	16,098	24,924	20,941	(8,826)	(35.4)%	3,983	19.0%
Pre-publication amortization	1,368	1,335	670	33	2.5%	665	99.3%

Cost of sales	109,209	100,606	92,886	8,603	8.6%	7,720	8.3%
Selling and administrative	36,994	38,927	40,500	(1,933)	(5.0)%	(1,573)	(3.9)%
Other intangible asset amortization	273	—	—	273	NM	—	NM
Impairment charge intangible assets	—	—	7,000	—	NM	(7,000)	(100.0)%
Gain on bargain purchase	(30,751)	—	—	(30,751)	NM	—	NM

Operating Income (loss)	$41,325	$(13,883)	$(16,486)	$55,208	(397.7)%	$2,603	(15.8)%

Adjustments from operating Income (loss) to Trade Publishing segment Adjusted EBITDA
Depreciation expense	461	512	605	(51)	(10.0)%	(93)	(15.4)%
Amortization expense	17,739	26,259	21,611	(8,520)	(32.4)%	(4,648)	(21.5)%
Non-cash charges—asset impairment charges	—	—	7,000	—	—	(7,000)	(100.0)%
Purchase accounting adjustments	(30,751)	—	—	(30,751)	NM	—	NM

Trade Publishing segment Adjusted EBITDA	$28,774	$12,888	$12,730	$15,886	123.3%	$158	1.2%

Trade Publishing segment Adjusted EBITDA as a % of net sales	18.3%	10.3%	10.3%

NM = not meaningful

Our Trade Publishing segment net sales for the year ended December 31, 2012, increased $31.4 million, or 25.0%, from $125.7 million for the same period in 2011, to $157.1 million. The increase was primarily related to the increased popularity of certain titles as attributed to the theatrical releases of The Hobbit, Life of Pi and Extremely Loud and Incredibly Close, which drove increased book sales. Further, there was a continued increase in e-book sales driven by an overall growth in digital devices.

Our Trade Publishing segment net sales for the year ended December 31, 2011, increased $1.8 million, or 1.4%, from $123.9 million for the same period in 2010, to $125.7 million. The increase was primarily attributed to favorable returns compared to the prior year due to a shift to e-book sales from print sales partially offset by a decline in income related to subsidiary rights.

Our Trade Publishing segment cost of sales for the year ended December 31, 2012, increased $8.6 million, or 8.5%, from $100.6 million for the same period in 2011, to $109.2 million. The increase was attributed to an increase in cost of sales, excluding pre-publication and publishing rights amortization, of $17.4 million due to the higher costs associated with the increased sales. Offsetting the increase was an $8.8 million reduction in amortization expense related to publishing rights due to our use of accelerated amortization methods.

Our Trade Publishing segment cost of sales for the year ended December 31, 2011, increased $7.7 million, or 8.3%, from $92.9 million for the same period in 2010, to $100.6 million. The increase was attributed to a $4.0 million higher amortization expense related to publishing rights costs due to the revaluing of our intangible assets in connection with the March 2010 restructuring. Additionally, cost of sales, excluding pre-publication and publishing rights amortization, increased $3.1 million due to higher costs associated with higher sales and product mix.

Our Trade Publishing segment selling and administrative expense for the year ended December 31, 2012, decreased $1.9 million, or 5.0%, from $38.9 million for the same period in 2011, to $37.0 million. The decrease was related primarily to lower fixed and discretionary expenses attributed to tighter cost management.

Our Trade Publishing segment selling and administrative expense for the year ended December 31, 2011, decreased $1.6 million, or 3.9%, from $40.5 million for the same period in 2010, to $38.9 million. The decrease was related primarily to lower labor costs along with fixed and discretionary expenses attributed to tighter cost management.

Our Trade Publishing segment Adjusted EBITDA for the year ended December 31, 2012, increased $15.9 million, or 123.3%, from $12.9 million for the same period in 2011, to $28.8 million. Our segment Adjusted EBITDA as a percentage of net sales increased to 18.3% in 2012 from 10.3% in 2011 primarily due to increased net sales. Our Trade Publishing segment Adjusted EBITDA excludes depreciation, amortization, and purchase accounting adjustments. The purchase accounting adjustment is the gain on bargain purchase of $30.8 million associated with the acquisition of certain asset product lines for less than the fair value of the acquired assets. The increase in our Trade Publishing segment Adjusted EBITDA, from 10.3% of net sales for the year ended December 2011 to 18.3% for the same period in 2012, was due to the identified factors impacting net sales, cost of sales and selling and administrative expense after removing those items not included in segment Adjusted EBITDA.

Our Trade Publishing segment Adjusted EBITDA for the year ended December 31, 2011, increased $0.2 million, or 1.2%, from $12.7 million for the same period in 2010, to $12.9 million. The impairment charge of $7.0 million in 2010 related to the write-down of tradenames. The increase in our Trade Publishing segment Adjusted EBITDA was due to the identified factors impacting net sales, cost of sales and selling and administrative expense after removing those items not included in segment Adjusted EBITDA. Our Adjusted EBITDA as a percentage of net sales was 10.3% for both 2011 and 2010.

Corporate and Other

	Year Ended December 31,			Dollar Increase (Decrease)	Percent change	Dollar Increase (Decrease)	Percent change
	2012	2011	2010
Net sales	$—	$—	$—	$—	NM	$—	NM
Costs and expenses:
Cost of sales, excluding pre-publication and publishing rights amortization	—	—	14,900	—	NM	(14,900)	NM
Publishing rights amortization	—	—	—	—	NM	—	NM
Pre-publication amortization	—	—	—	—	NM	—	NM

Cost of sales	—	—	14,900	—	NM	(14,900)	NM
Selling and administrative	57,965	83,896	148,060	(25,931)	(30.9)%	(64,164)	(43.3)%
Severance and other charges	9,375	32,801	(11,243)	(23,426)	(71.4)%	44,044	NM

Operating loss	$(67,340)	$(116,697)	$(151,717)	$49,357	(42.3)%	$35,020	(23.1)%

Adjustments from operating loss to Corporate and Other Adjusted EBITDA
Depreciation expense	8,070	17,862	18,216	(9,792)	(54.8)%	(354)	(1.9)%
Non-cash charges—stock compensation	4,227	8,558	5,199	(4,331)	(50.6)%	3,359	64.6%
Fees, expenses or charges for equity offerings, debt or acquisitions	267	3,839	1,513	(3,572)	NM	2,326	NM
Debt restructuring	—	—	39,564	—	NM	(39,564)	(100.0)%
Restructuring	6,716	—	—	6,716	NM	—	NM
Severance separation costs and facility closures	9,375	32,818	24,967	(23,443)	(71.4)%	7,851	31.4%
Other income	—	—	3	—	NM	(3)	(100.0)%

Corporate and Other Adjusted EBITDA	$(38,685)	$(53,620)	$(62,255)	$14,935	27.9%	$8,635	13.9%

NM=	not meaningful

The Corporate and Other category represents certain general overhead costs not fully allocated to the business segments such as legal, accounting, treasury, human resources and executive functions. Additionally, 2011 included headcount associated with certain incubator initiatives which were terminated in the latter half of 2011, resulting in labor savings in 2012.

Our selling and administrative expense for the Corporate and Other category for the year ended December 31, 2012, decreased $25.9 million, or 30.9%, from $83.9 million for the same period in 2011, to $58.0 million. The decrease was attributed to $9.8 million in lower depreciation expense due to the completion of the depreciation on our ERP system coupled with lower labor related costs due to headcount reductions that occurred at the end of 2011.

Our cost of sales for the Corporate and Other category for the year ended December 31, 2011, increased $14.9 million, or 100%, from $14.9 million for the same period in 2010, to $0. The decrease was attributed to a $14.9 million destruction of inventory in 2010 associated with the closure of a warehouse, which from a segment perspective was considered Other.

Our selling and administrative expense for the Corporate and Other category for the year ended December 31, 2011, decreased $64.1 million, or 43.3%, from $148.1 million for the same period in 2011, to $83.9 million. The decrease was attributed to $39.6 million lower professional fees due attributed to the March 2010 restructuring and approximately lower restructuring costs, primarily associated with closure of the Dublin corporate office and professional fees.

Adjusted EBITDA for the Corporate and Other category for the year ended December 31, 2012, increased $14.9 million, from a loss of $53.6 million for the same period in 2011, to a loss of $38.7 million. Our Adjusted EBITDA for the Corporate and Other category excludes depreciation, equity compensation charges, acquisition related activity, restructuring costs, debt restructuring costs and severance and facility costs. The increase in our Adjusted EBITDA for the Corporate and Other category was due to the identified factors impacting net sales, cost of sales and selling and administrative expense after removing those items not included in Adjusted EBITDA.

Adjusted EBITDA for the Corporate and Other category for the year ended December 31, 2011, increased $8.6 million, from a loss of $62.3 million for the same period in 2010, to a loss of $53.6 million. The increase in our Adjusted EBITDA for the Corporate and Other category was due to the identified factors impacting net sales, cost of sales and selling and administrative expense after removing those items not included in Adjusted EBITDA.

Seasonality and Comparability

Our net sales, operating profit or loss and net cash provided by or used in operations are impacted by the inherent seasonality of the academic calendar. Consequently, the performance of our businesses may not be comparable quarter to consecutive quarter and should be considered on the basis of results for the whole year or by comparing results in a quarter with results in the same quarter for the previous year.

In the K-12 market, we typically receive payments for products and services from individual school districts, and, to a lesser extent, individual schools and states. In the Trade Publishing markets, payment is received for products and services from book distributors and retail booksellers. In the case of testing and assessment products and services, payment is received from the individually contracted parties.

Approximately 88% of our net sales for the year ended December 31, 2012 were derived from our Education segment, which is a markedly seasonal business. Schools conduct the majority of their purchases in the second and third quarters of the calendar year in preparation for the beginning of the school year. Thus, over the past three years, approximately 69% of our consolidated net sales were realized in the second and third quarters. Sales of K-12 instructional materials and customized testing products are also cyclical, with some years offering more sales opportunities than others. The amount of funding available at the state level for educational materials also has a significant effect on year-to-year net sales. Although the loss of a single customer would not have a material adverse effect on our business, schedules of school adoptions and market acceptance of our products can materially affect year-to-year net sales performance.

Quarterly Results of Operations

(in thousands)	Third Quarter 2011	Fourth Quarter 2011	First Quarter 2012	Second Quarter 2012	Third Quarter 2012	Fourth Quarter 2012	First Quarter 2013	Second Quarter 2013
Education segment	$538,107	$203,641	$133,369	$313,948	$451,326	$229,948	$126,827	$323,733
Trade Publishing segment	36,402	36,075	31,860	30,256	42,687	52,247	39,767	39,218

Net sales	574,509	239,716	165,229	344,204	494,013	282,195	166,594	362,951

Costs and expenses:
Cost of sales, excluding pre-publication and publishing rights amortization	195,129	123,516	81,317	132,955	179,583	122,093	87,060	158,756
Publishing rights amortization	54,703	54,703	50,604	42,073	42,535	42,535	39,450	33,137
Pre-publication amortization	45,045	49,681	32,577	33,856	35,593	35,703	26,157	30,496

Cost of sales	294,877	227,900	164,498	208,884	257,711	200,331	152,667	222,389
Selling and administrative	157,685	164,793	138,849	141,603	139,410	113,600	130,236	133,467
Other intangible asset amortization	18,348	13,015	13,138	13,234	13,381	15,062	10,752	2,681
Impairment charge for goodwill, intangible assets, pre-publication costs and fixed assets	36,757	1,637,407	—	—	—	8,003	—	8,500
Severance and other charges	2,254	29,878	1,093	2,380	2,019	3,883	1,928	1,553
Gain on bargain purchase	—	—	—	—	—	(30,751)	—	—

Operating income (loss)	64,588	(1,833,277)	(152,349)	(21,897)	81,492	(27,933)	(128,989)	(5,639)

Other income (expense)
Interest expense	(64,025)	(66,654)	(66,800)	(43,033)	(6,900)	(6,464)	(5,907)	(5,678)
Change in fair value of derivative instruments	(1,560)	(286)	1,006	(194)	812	64	(530)	51
Loss on extinguishment of debt	—	—	—	—	—	—	—	(598)

Income (loss) before reorganization items and taxes	(997)	(1,900,217)	(218,143)	(65,124)	75,404	(34,333)	(135,426)	(11,864)
Reorganization items, net	—	—	—	(156,894)	—	7,780	—	—
Income tax expense (benefit)	(21,639)	(109,973)	7,204	(13,704)	8,466	(7,909)	1,955	2,402

Net income (loss)	$20,642	$(1,790,244)	$(225,347)	$105,474	$66,938	$(34,204)	$(137,381)	$(14,266)

A gain on bargain purchase of $30.8 million was recorded in the fourth quarter of 2012. In addition, reorganization items of $156.9 million associated with our Chapter 11 reorganization were recorded in the second quarter of 2012.

Liquidity and Capital Resources

	Six Months Ended June 30, 2013	Year Ended December 31,
(in thousands)		2012	2011	2010
Cash and cash equivalents	$105,202	$329,078	$413,610	$380,073
Short-term investments	107,377	146,041	—	17,667
Current portion of long-term debt	2,500	2,500	43,500	193,064
Long-term debt	244,375	245,625	2,968,088	2,668,530
Net cash provided by (used in) operating activities	(152,768)	104,802	132,796	141,670

On June 22, 2012, our creditors converted the First Lien Credit Agreement consisting of the Term Loan with an aggregate outstanding principal balance of $2.6 billion and the Revolving Loan with an aggregate outstanding principal balance of $235.8 million and the outstanding $300.0 million principal amount of 10.5% Senior Notes to 100 percent pro rata ownership of our common stock.

On May 22, 2012, we entered into a new $500.0 million senior secured credit facility, which was converted into an exit facility on the effective date of the emergence from Chapter 11. As a result, our existing senior secured credit facilities consist of a $250.0 million asset-based revolving credit facility and a $250.0 million term loan facility. The proceeds from the initial borrowings under the senior secured credit facilities were used to fund the costs of the reorganization and provide post-closing working capital to the Company.

Under both the revolving credit facility and the term loan facility, Houghton Mifflin Harcourt Publishers Inc., HMH Publishers LLC and Houghton Mifflin Harcourt Publishing Company are the borrowers (the “Borrowers”), and Citibank, N.A. acts as both the administrative agent and the collateral agent.

The obligations under our senior secured credit facilities are guaranteed by the Company and each of its direct and indirect for profit domestic subsidiaries (other than the Borrowers and HMH Intermediate Holdings (Delaware), LLC) (collectively, the “Guarantors”) and are secured by all capital stock and other equity interests of the Borrowers and the Guarantors and substantially all of the other tangible and intangible assets of the Borrowers and the Guarantors, including without limitation, receivables, inventory, equipment, contract rights, securities, patents, trademarks, other intellectual property, cash, bank accounts and securities accounts and owned real estate. The revolving credit facility is secured by first priority liens on receivables, inventory, deposit accounts, securities accounts, instruments, chattel paper and other assets related to the foregoing (the “Revolving First Lien Collateral”), and second priority liens on the collateral which secures the term loan facility on a first priority basis. The term loan facility is secured by first priority liens on the capital stock and other equity interests of the Borrower and the Guarantors, equipment, owned real estate, trademarks and other intellectual property, general intangibles that are not Revolving First Lien Collateral and other assets related to the foregoing, and second priority liens on the Revolving First Lien Collateral.

Borrowings under the term loan facility are payable in equal quarterly amounts totaling 1.0% per annum of the original term loan facility amount prior to the maturity date of the term loan facility, with the remaining unpaid balance due and payable at maturity. No amortization payments are required with respect to the revolving credit facility.

The revolving credit facility is available based on a borrowing base comprised of eligible inventory and eligible receivables. Up to $40.0 million of the revolving credit facility is available for issuances of letters of credit. The amount of any outstanding letters of credit reduce availability under the revolving credit facility on a dollar for dollar basis.

The revolving credit facility has a term of five years and the interest rate for borrowings under the revolving credit facility is based on, at the Borrowers’ election, LIBOR or an alternate base rate, plus in each case a margin that is determined based on average daily availability. The term loan facility has a term of six years and the interest rate for borrowings under the term loan facility is based on, at the Borrowers’ election, LIBOR plus 4.25% per annum or the alternate base rate plus 3.25%. The LIBOR rate under the term loan facility is subject to a minimum “floor” of 1.00%. As of June 30, 2013, the interest rate of the term loan facility was 5.25%. As of June 30, 2013, we had approximately $246.9 million outstanding under our term loan facility and no amounts outstanding under our revolving credit facility. We had approximately $212.8 million of borrowing availability under our revolving credit facility and approximately $25.9 million of outstanding letters of credit as of June 30, 2013.

The term loan facility contains financial covenants based on EBITDA requiring the Company, on a consolidated basis, to maintain a certain minimum interest coverage ratio and a certain maximum leverage ratio. The interest coverage ratio is 8.0 to 1.0 for fiscal quarters ending during 2013, and 9.0 to 1.0 for fiscal quarters ending thereafter. The maximum leverage ratio is 2.25 to 1.0 for fiscal quarters ending through September 30, 2013, and 2.0 to 1.0 for fiscal quarters ending December 31, 2013 and thereafter. The revolving credit facility contains a minimum fixed charge coverage ratio which is tested if availability is less than the greater of $31.25 million and 15% of the lesser of the total commitment and the borrowing base then in effect, or less than $20.0 million if certain conditions are met. We were in compliance with each of these covenants in the term loan facility as of June 30, 2013, and the minimum fixed charge coverage ratio was not applicable under the revolving credit facility. The senior secured credit facilities also contain customary restrictive covenants, including limitations on incurrence of indebtedness, incurrence of liens, transactions with affiliates, mergers, dividends and other distributions, asset dispositions and investments.

Our senior secured credit facilities contain customary events of default, subject to applicable grace periods, including for nonpayment of principal, interest or other amounts, violation of covenants, incorrectness of representations or warranties in any material respect, cross default to material indebtedness, material monetary judgments, ERISA defaults, insolvency, actual or asserted invalidity of loan documents or material security and change of control.

We had $105.2 million of cash and cash equivalents and $107.4 million of short-term investments at June 30, 2013. We had $329.1 million of cash and cash equivalents and $146.0 million of short-term investments at December 31, 2012.

We expect our net cash provided by operations combined with our cash and cash equivalents and borrowings under our revolving credit facility to provide sufficient liquidity to fund our current obligations, capital spending, debt service requirements and working capital requirements over at least the next twelve months.

Operating activities

Net cash used in operating activities was $152.8 million for the six months ended June 30, 2013, a $65.5 million decrease from the $218.2 million used in operating activities for the six months ended June 30, 2012. The decrease in cash used in operating activities for the first six months of 2013 from 2012 was primarily driven by lower interest of $98.2 million, a direct result of the substantial reduction in debt related to our Chapter 11 reorganization, offset by unfavorable changes in operating assets and liabilities of $34.6 million primarily as a result of unfavorable changes in accounts receivable of $82.2 million due to timing and unfavorable changes in inventory of $28.9 million related to anticipated third quarter sales from the prior year. These changes were partially offset by favorable changes in accounts payable of $24.5 million due to timing of payments.

Net cash provided by operating activities was $104.8 million for the year ended December 31, 2012, a $28.0 million decrease from the $132.8 million provided by operating activities for the year ended December 31, 2011. The decrease in cash provided by operating activities from 2011 to 2012 was primarily due to decreases in working capital, primarily consisting of unfavorable changes in deferred revenue, primarily driven by the adoption cycle, of $165.6 million and accounts payable of $63.1 million, partially offset by a decrease in selling and administrative expenses by $104.6 million. The reduction in selling and administrative expenses was related primarily to a reduction in labor related costs of $32.3 million as a result of reduced head count, a reduction in variable expenses such as commissions and depository fees of $10.6 million associated with lower sales, lower travel and entertainment expenses of $11.0 million, along with lower fixed and discretionary expenses of $50.7 million. The decrease was offset further by favorable changes in accounts receivable of $28.2 million and inventory of $4.7 million due to timing.

Net cash provided by operating activities was $132.8 million for the year ended December 31, 2011, a $8.9 million decrease from the $141.7 million provided by operating activities for the year ended December 31, 2010. The decrease in cash provided by operating activities from 2010 to 2011 was driven by an unfavorable change in accounts receivable of $61.1 million as a substantial amount of prior year adoption sales were collected by the end of the fourth quarter of 2010, along with an unfavorable change in inventory of $35.8 million and decreased interest payable of $51.1 million. These changes were partially offset by favorable changes in accounts payable of $62.6 million and severance and other charges of $39.8 million.

Investing activities

Net cash used in investing activities was $69.9 million for the six months ended June 30, 2013, an increase of $16.4 million from the $53.5 million used in investing activities for the six months ended June 30, 2012. The increase in cash investing expenditures is attributed to a $26.0 million increase in additions to pre-publication costs and property, plant and equipment, primarily platforms. Although a portion of the increase is attributed to timing, there is a portion of the increase due to incremental spending as we prepare programs for an increase in upcoming adoptions over the next couple of years. Partially offsetting the net cash used in investing activities is an increase in net proceeds from short-term investment activity.

Net cash used in investing activities was $296.0 million for the year ended December 31, 2012, an increase of $100.7 million from the $195.3 million used in investing activities for the year ended December 31, 2011. The increase in cash expenditures for 2012 is primarily attributable to purchases of $165.6 million of short-term investments offset by reductions in capital expenditures of $28.9 million for property, plant, and equipment and pre-publication costs, and reductions in cash outlays over the prior year for acquisitions of $24.6 million.

Net cash used in investing activities was $195.3 million for the year ended December 31, 2011, a decrease of $62.4 million from the $257.7 million used in investing activities for the year ended December 31, 2010. The decrease reflects $17.8 million in proceeds from the sale of short term investments and $16.8 million in proceeds from restricted cash accounts related to cash collateralized letter of credit which were released in 2011. In the year ended December 31, 2010, $18.0 million had been used for the purchase of short term investments and $42.7 million had been deposited to restricted cash accounts. Partially offsetting the source of cash from investing activities was $30.0 million of additional capital expenditure over the prior period for an acquisition of an intangible asset.

Financing activities

Net cash used in financing activities was $1.3 million for the six months ended June 30, 2013, a decrease of $125.4 million from the $124.2 million net cash provided by financing activities for the six months ended June 30, 2012. We paid $1.3 million of principal payments in 2013 for our outstanding indebtedness under the term loan facility during the first six months of 2013. During the six months ended June 30, 2012, we received proceeds of $250.0 million in connection with the initial borrowings under our term loan facility. This amount was partially offset by our Chapter 11 reorganization costs and principal payments of long term debt of $10.9 million.

Net cash provided by financing activities was $106.7 million for the year ended December 31, 2012, an increase of $10.7 million from the $96.0 million net cash provided by financing activities for the year ended December 31, 2011. During 2012, in connection with our emergence from bankruptcy, we issued new term debt with proceeds of $250.0 million and we paid $104.0 million in restructuring costs and $26.6 million in deferred financing fees relating to the bankruptcy and new term debt. We also paid $10.9 million of principal payments on the debt existing prior to bankruptcy and three quarters of principal payments related to the new term debt totaling $1.9 million. During 2011, we issued secured notes with proceeds of $300.0 million and we paid $150.0 million to retire the 7.2% secured notes that matured on March 15, 2011. We also made principal payments on our long term debt totaling $43.5 million and paid approximately $10.5 million of fees in connection with the issuance of the $300.0 million principal amount of 10.5% Senior Notes.

Net cash provided by financing activities was $96.0 million for the year ended December 31, 2011, a decrease of $306.1 million from the $402.1 million net cash provided by financing activities for the year ended December 31, 2010. During 2011, we received $300.0 million through a 10.5% Senior Notes offering and paid $8.9 million for fees associated with that offering. We also paid $1.6 million of deferred financing fees related to the amendments to our accounts receivable securitization facility. We paid $150.0 million to retire the 7.2% secured notes that matured on March 15, 2011. During the year ended December 31, 2010, we raised $649.6 million, net of fees, from our rights offering. Offsetting this inflow was a payment of $43.7 million of related restructuring costs.

Critical Accounting Policies

The preparation of financial statements in conformity with U.S. GAAP requires the use of estimates, assumptions and judgments by management that affect the reported amounts of assets, liabilities, net sales, expenses and related disclosure of contingent assets and liabilities in the amounts reported in the financial statements and accompanying notes. On an on-going basis, we evaluate our estimates and assumptions, including, but not limited to, book returns, allowance for bad debts, recoverability of advances to authors, valuation of inventory, financial instruments, depreciation and amortization periods, recoverability of long-term assets such as property, plant and equipment, capitalized pre-publication costs, other identified intangibles, goodwill, deferred revenue, income taxes, pensions and other postretirement benefits, contingencies, litigation and purchase accounting. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

Revenue Recognition

We derive revenue primarily from the sale of print and digital textbooks and instructional materials, trade books, reference materials, assessment materials and multimedia instructional programs; license fees for book rights, content and software; and services that include test development, test delivery, test scoring, professional development, consulting and training as well as access to hosted content. Revenue is recognized only once persuasive evidence of an arrangement with the customer exists, the sales price is fixed or determinable, delivery of products or services has occurred, title and risk of loss with respect to products have transferred to the customer, all significant obligations, if any, have been performed, and collection is probable.

We enter into certain contractual arrangements that have multiple elements, one or more of which may be delivered subsequent to the delivery of other elements. These multiple-deliverable arrangements may include print and digital media, professional development services, training, software licenses, access to hosted content, and various services related to the software including but not limited to hosting, maintenance and support, and implementation. For these multiple-element arrangements, we allocate revenue to each deliverable of the arrangement based on the relative selling prices of the deliverables. In such circumstances, we first determine the selling price of each deliverable based on (i) vendor-specific objective evidence of fair value (“VSOE”) if that exists, (ii) third-party evidence of selling price (“TPE”) when VSOE does not exist, or (iii) our best estimate of the selling price when neither VSOE nor TPE exists. Revenue is then allocated to the non-software deliverables as a group and to the software deliverables as a group using the relative selling prices of each of the deliverables in the arrangement, based on the selling price hierarchy. Non-software deliverables include print and digital textbooks and instructional materials, trade books, reference materials, assessment materials and multimedia instructional programs; licenses to book rights and content; access to hosted content; and services including test development, test delivery, test scoring, professional development, consulting and training when those services do not relate to software deliverables. Software deliverables include software licenses, software maintenance and support services, professional services and training when those services relate to software deliverables.

For the non-software deliverables, we determine the revenue for each deliverable based on its relative selling price in the arrangement and we recognize revenue upon delivery of the product or service, assuming all other revenue recognition criteria have been met. Revenue for test delivery, test scoring and training is recognized when the service has been completed. Revenue for test development, professional development, consulting and training is recognized as the service is provided. Revenue for access to hosted content is recognized ratably over the term of the arrangement.

For the software deliverables as a group, we recognize revenue in accordance with the authoritative guidance for software revenue recognition. As our software licenses are typically sold with maintenance and support, professional services or training, we use the residual method to determine the amount of software license revenue to be recognized.

Under the residual method, arrangement consideration of the software deliverables as a group is allocated to the undelivered elements based upon VSOE of those elements, with the residual amount of the arrangement fee allocated to and recognized as license revenue upon delivery, assuming all other revenue recognition criteria have been met. If VSOE of one or more of the undelivered services or other elements does not exist, all revenues of the software-deliverables arrangement are deferred until delivery of all of those services or other elements has occurred, or until VSOE of each of those services or other elements can be established.

As products are shipped with right of return, a provision for estimated returns on these sales is made at the time of sale based on historical experience.

Deferred revenues represent amounts billed to customers or payments received from customers for which revenue has not been recognized. Deferred revenues primarily consist of gratis items, which are delivered free of charge to our customers, such as workbooks and online digital content, digital and on-line learning components. Revenue is allocated to gratis items in a multiple-element arrangement based on their relative selling prices and such revenue is deferred and only recognized as the items are delivered. As our business model shifts to more digital and on-line learning components, our deferred revenue balance could increase.

Accounts Receivable

Accounts receivable are recorded net of allowances for doubtful accounts and reserves for book returns. In the normal course of business, we extend credit to customers that satisfy predefined criteria. We estimate the collectability of our receivables. Allowances for doubtful accounts are established through the evaluation of accounts receivable aging and prior collection experience to estimate the ultimate collectability of these receivables. Reserves for book returns are based on historical return rates and sales patterns.

Inventories

Inventories are stated at the lower of weighted average cost or net realizable value. The level of obsolete and excess inventory is estimated on a program or title level-basis by comparing the number of units in stock with the expected future demand. The expected future demand of a program or title is determined by the copyright year, the previous years’ sales history, the subsequent year’s sales forecast, known forward-looking trends including our development cycle to replace the title or program and competing titles or programs.

Pre-publication Costs

We capitalize pre-publication costs. Pre-publication costs are primarily amortized from the year of sale over five years using the sum-of-the-years-digits method, which is an accelerated method for calculating an asset’s amortization. Under this method, the amortization expense recorded for a pre-publication cost asset is approximately 33% (year 1), 27% (year 2), 20% (year 3), 13% (year 4) and 7% (year 5). We utilize this policy for all pre-publication costs, except with respect to our Trade Publishing consumer books, for which we expense such costs as incurred, and our assessment products, for which we use the straight-line amortization method. The amortization methods and periods chosen best reflect the pattern of expected sales generated from individual titles or programs. We periodically evaluate the remaining lives and recoverability of capitalized pre-publication costs, which are often dependent upon program acceptance by state adoption authorities.

Amortization expense related to pre-publication costs for the years ended December 31, 2012 and 2011 were $137.7 million and $176.8 million, respectively. For the period January 1, 2010 to March 9, 2010 amortization expense related to pre-publication costs was $37.9 million and for the period March 10, 2010 to December 31, 2010 amortization expense related to pre-publication costs was $181.5 million.

For the years ended December 31, 2012 and 2011, the period January 1, 2010 to March 9, 2010, and the period March 10, 2010 to December 31, 2010, pre-publication costs of $0.4 million, $33.5 million, $0 and $16.9 million, respectively, were deemed to be impaired. The impairment was included as a charge to the statement of operations in the impairment charge for goodwill, intangible assets, pre-publication costs and fixed assets caption.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill is the excess of the purchase price paid over the fair value of the net assets of the business acquired. Other intangible assets principally consist of branded trademarks and trade names, acquired publishing rights and customer relationships. Goodwill and indefinite-lived intangible assets (certain trade names) are not amortized but are reviewed at least annually for impairment or earlier, if an indication of impairment exists. Recoverability of goodwill and indefinite lived intangibles is evaluated using a two-step process. In the first step, the fair value of a reporting unit is compared to its carrying value. If the fair value of a reporting unit exceeds the carrying value of the net assets assigned to a reporting unit, goodwill is considered not impaired and no further testing is required. If the carrying value of the net assets assigned to a reporting unit exceeds the fair value of a reporting unit, the second step of the impairment test is performed in order to determine the implied fair value of a reporting unit’s goodwill. Determining the implied fair value of goodwill requires valuation of a reporting unit’s tangible and intangible assets and liabilities in a manner similar to the allocation of purchase price in a business combination. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, goodwill is deemed impaired and is written down to the extent of the difference. We estimate total fair value of each reporting unit using discounted cash flow analysis, and make assumptions regarding future revenue, gross margins, working capital levels, investments in new products, capital spending, tax, cash flows and the terminal value of the reporting unit. With regard to other intangibles with indefinite lives, we determine the fair value by asset, which is then compared to its carrying value to determine if the assets are impaired.

Goodwill is allocated entirely to our Education reporting unit. Determining the fair value of a reporting unit is judgmental in nature, and involves the use of significant estimates and assumptions. These estimates and assumptions may include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions, the determination of appropriate market comparables as well as the fair value of individual assets and liabilities. Consistent with prior years, we used an income approach to establish the fair value of the reporting unit as of October 1, 2012. As in prior years, we used the most recent five year strategic plan as the initial basis of our analysis.

We completed our annual goodwill and indefinite-lived intangible asset impairment tests as of October 1, 2012, 2011, and 2010 and recorded a noncash impairment charge of $5.0 million for the year ended December 31, 2012, $1,635.1 million for the year ended December 31, 2011, and $87.0 million for the period March 10, 2010 to December 31, 2010. There was no impairment for the period January 1, 2010 to March 9, 2010. The impairments principally related to one specific tradename within the Education segment in 2012, goodwill and tradenames within the Education segment in 2011, and related to tradenames within the Education segment and Trade Publishing segment in 2010. The impairment charges resulted primarily from a decline in revenue from previously projected amounts as a result of the economic downturn and reduced educational spending by states and school districts. All impairment charges are included in operating income.

Publishing Rights

A publishing right is an acquired right which allows us to publish and republish existing and future works as well as create new works based on previously published materials. We determine the fair market value of the publishing rights arising from business combinations by discounting the after-tax cash flows projected to be derived from the publishing rights and titles to their net present value using a rate of return that accounts for the time value of money and the appropriate degree of risk. The useful life of the publishing rights is based on the lives of the various copyrights involved. Acquired publication rights, as well as customer-related intangibles with definitive lives, are primarily amortized on an accelerated basis over periods ranging from three to 20 years.

Royalty Advances

Royalty advances to authors are capitalized and represent amounts paid in advance of the sale of an author’s product and are recovered as earned. As advances are recorded, a partial reserve may be recorded immediately based primarily upon historical sales experience. Advances are evaluated periodically to determine if they are expected to be recovered. Any portion of a royalty advance that is not expected to be recovered is fully reserved.

Stock-Based Compensation

Accounting guidance requires employee stock-based payments to be accounted for under the fair value method. Under this method, we are required to record compensation cost based on the fair value estimated for stock-based awards granted over the requisite service periods for the individual awards, which generally equal the vesting periods. We use the straight-line amortization method for recognizing stock-based compensation expense.

The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model, which requires the use of highly subjective estimates and assumptions. Historically, as a private company, we lacked company-specific historical and implied volatility information. Therefore, we estimate our expected volatility based on the historical volatility of our publicly traded peer companies and expect to continue to do so until such time as we have adequate historical data regarding the volatility of our traded stock price. The expected life assumption is based on the simplified method for estimating expected term for awards. This option has been elected as we do not have sufficient stock option exercise experience to support a reasonable estimate of the expected term. The risk-free interest rate is the yield currently available on U.S. Treasury zero-coupon issues with a remaining term approximating the expected term of the option. We recognize compensation expense for only the portion of options that are expected to vest. Accordingly, we have estimated expected forfeitures of stock options based on our historical forfeiture rate and used these rates in developing a future forfeiture rate. If our actual forfeiture rate varies from our historical rates and estimates, additional adjustments to compensation expense may be required in future periods.

Impact of Inflation and Changing Prices

Although inflation is currently well below levels in prior years and has, therefore, benefited recent results, particularly in the area of manufacturing costs, there are offsetting costs. Our ability to adjust selling prices has always been limited by competitive factors and long-term contractual arrangements which either prohibit price increases or limit the amount by which prices may be increased. Further, a weak domestic economy at a time of low inflation could cause lower tax receipts at the state and local level, and the funding and buying patterns for textbooks and other educational materials could be adversely affected. Prices for paper moderated during the last three years.

The most significant investments affected by inflation include pre-publication, other property, plant and equipment and inventories. We use the weighted average cost method to value substantially all inventory. We have negotiated favorable pricing through contractual agreements with our two top print and sourcing vendors, and from our other major vendors, which has helped to stabilize our unit costs, and therefore our cost of inventories sold. Our publishing business requires a high level of investment in pre-publication for our educational and reference works, and in other property, plant and equipment. We expect to continue to commit funds to the publishing areas through both internal growth and acquisitions. We believe that by continuing to emphasize cost controls, technological improvements and quality control, we can continue to moderate the impact of inflation on our operating results and financial position.

Covenant Compliance

As of June 30, 2013, we were in compliance with all of our debt covenants.

We are currently required to meet certain restrictive financial covenants as defined under our term loan facility and revolving credit facility. We have financial covenants primarily pertaining to interest coverage and maximum leverage ratios. A breach of any of these covenants, ratios, tests or restrictions, as applicable, for which a waiver is not obtained could result in an event of default, in which case our lenders could elect to declare all amounts outstanding to be immediately due and payable and result in a cross-default under other arrangements containing such provisions. A default would permit lenders to accelerate the maturity for the debt under these agreements and to foreclose upon any collateral securing the debt owed to these lenders and to terminate any commitments of these lenders to lend to us. If the lenders accelerate the payment of the indebtedness, our assets may not be sufficient to repay in full the indebtedness and any other indebtedness that would become due as a result of any acceleration. Further, in such an event, the lenders would not be required to make further loans to us, and assuming similar facilities were not established and we are unable to obtain replacement financing, it would materially affect our liquidity and results of operations.

Contractual Obligations

The following table provides information with respect to our estimated commitments and obligations as of December 31, 2012:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Term loan facility due May 2018 (1)	$248,125	$2,500	$5,000	$5,000	$235,625
Interest Payable on term loan facility due May 2018 (2)	69,365	13,157	25,915	25,418	4,875
Capital Leases	5,925	1,689	4,236	—	—
Operating leases (3)	192,930	43,818	82,642	48,388	18,082
Purchase obligations (4)	407,535	187,628	210,329	9,513	65

Total cash contractual obligations	$923,880	$248,792	$328,122	$88,319	$258,647

(1)	The term loan facility amortizes at a rate of 1% per annum of the original $250.0 million amount.
(2)	As of June 30, 2013, the interest rate was 5.25%.
(3)	Represents minimum lease payments under non-cancelable operating leases.
(4)	Purchase obligations are agreements to purchase goods or services that are enforceable and legally binding. These goods and services consist primarily of author advances, subcontractor expenses, information technology licenses, and outsourcing arrangements.

In addition to the payments described above, we have employee benefit obligations that require future payments. For example, we have made $19.8 million in cash contributions to our pension and postretirement benefit plans in 2012 and expect to make another $13.5 million of contributions in 2013 relating to our pension and postretirement benefit plans although we are not obligated to do so. We expect to periodically draw and repay borrowings under the revolving credit facility. We believe that we will be able to meet our cash interest obligations on our outstanding debt when they are due and payable.

Off-Balance Sheet Arrangement

We have no off-balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from foreign currency exchange rates and interest rates, which could affect operating results, financial position and cash flows. We manage exposure to these market risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. These derivative financial instruments are utilized to hedge economic exposures as well as reduce our earnings and cash flow volatility resulting from shifts in market rates. As permitted, we may designate certain of these derivative contracts for hedge accounting treatment in accordance with authoritative guidance regarding accounting for derivative instruments and hedging activities. However, certain of these instruments may not qualify for, or we may choose not to elect, hedge accounting treatment and, accordingly, the results of our operations may be exposed to some level of volatility. Volatility in our results of operations will vary with the type and amount of derivative hedges outstanding, as well as fluctuations in the currency and interest rate market during the period. Periodically we may enter into derivative contracts, including interest rate swap agreements and interest rate caps and collars to manage interest rate exposures, and foreign currency spot, forward, swap and option contracts to manage foreign currency exposures. The fair market values of all these derivative contracts change with fluctuations in interest rates and/or currency rates and are designed so that any changes in their values are offset by changes in the values of the underlying exposures. Derivative financial instruments are held solely as risk management tools and not for trading or speculative purposes.

By their nature, all derivative instruments involve, to varying degrees, elements of market and credit risk not recognized in our financial statements. The market risk associated with these instruments resulting from currency exchange and interest rate movements is expected to offset the market risk of the underlying transactions, assets and liabilities being hedged. Our policy is to deal with counterparties having a single A or better credit rating at the time of the execution. We manage credit risk through the continuous monitoring of exposures to such counterparties.

We continue to review liquidity sufficiency by performing various stress test scenarios, such as cash flow forecasting which considers hypothetical interest rate movements. Furthermore, we continue to closely monitor current events and the financial institutions that support our credit facility, including monitoring their credit ratings and outlooks, credit default swap levels, capital raising and merger activity.

As of June 30, 2013, we have $246.9 million of aggregate principal amount indebtedness outstanding under our term loan facility that bears interest at a variable rate. An increase or decrease of 1% in the interest rate will change our interest expense by approximately $2.5 million on an annual basis. We also have up to $250.0 million of borrowing availability, subject to borrowing base availability, under our revolving credit facility, and borrowings under the revolving credit facility bear interest at a variable rate. We have no borrowings outstanding under the revolving credit facility at June 30, 2013. Assuming that the revolving credit facility is fully drawn, an increase or decrease of 1% in the interest rate will change our interest expense associated with the revolving credit facility by $2.5 million on an annual basis.

We conduct various digital development activities in Ireland, and as such, our cash flows and costs are subject to fluctuations from changes in foreign currency exchange rates. We manage our exposures to this market risk through the use of short-term forward exchange contracts, when deemed appropriate, which were not significant as of December 31, 2012 and June 30, 2013. We do not enter into derivative transactions or use other financial instruments for trading or speculative purposes.

BUSINESS

Company Overview

Our mission is to change people’s lives by fostering passionate, curious learners. We believe that by combining world-class educational content, products and services with cutting edge technology, digital innovation and research, we can make learning and teaching more effective and engaging.

We are a leading global provider of education solutions, delivering content, technology, services and media to over 50 million students in over 150 countries worldwide. We deliver our offerings to both educational institutions and consumers around the world. In the United States, we are the leading provider of K-12 educational content by market share We believe that nearly every K-12 current student in the United States has utilized our content during the course of his or her education. As a result, we believe that we have an established reputation with these students that is difficult for others to replicate and positions us to continue to provide our broader content and services to serve their lifelong learning needs. We believe our long-standing reputation and well-known brands enable us to capitalize on consumer and digital trends in the education market through our existing and developing channels. Furthermore, since 1832, we have published trade and reference materials, including adult and children’s fiction and non-fiction books that have won industry awards such as the Pulitzer Prize, Newbery and Caldecott medals and National Book Award, all of which are generally known.

According to GSV Asset Management, the market for education content, media and services related expenditures is around $4.6 trillion globally. The K-12 market, which is the market we predominantly target, represents approximately 52% of these total expenditures. We believe our leadership position provides us with strong competitive advantages in this market. We have established relationships with educators, institutions, parents, students and life-long learners around the world that are founded on our education expertise, content and services that meet the evolving needs of our customers. Our portfolio of intellectual property spans educational, general interest, children’s and reference works, and has been developed by award-winning authors—including 8 Nobel Prize winners, 47 Pulitzer Prize winners and 13 National Book Award winners—and editors with expertise in learning and pedagogy. Our content includes characters and titles such as Curious George, Carmen Sandiego, The Oregon Trail, The Little Prince, The Lord of the Rings, Life of Pi, Webster’s New World Dictionary and Cliffs Notes that we believe are recognized in the United States and internationally. Through our network of over 300 sales professionals, we serve a growing list of institutional customers. We believe that our combination of established relationships, content portfolio, and sales team creates a competitive position that is difficult to replicate.

We sell our products and services across multiple platforms and distribution channels and are expanding our customer base beyond institutions, with an increasing focus on individual consumers who comprise a significant target audience of life-long learners. Leveraging our portfolio of content, including some of our children’s brands and titles that we believe are iconic and timeless such as Where in the World is Carmen Sandiego? and Curious George, we create interactive digital content, mobile apps and educational games, build websites and provide technology-based educational solutions. Our recent acquisition of Tribal Nova, a children’s educational gaming company that operates online learning services such as PBS KIDS PLAY!, Kids’ CBC Wonderworld and Bayam, accelerates our consumer e-commerce expansion strategy by adding enhanced digital capabilities to our existing content. Based on the strength of our content portfolio and its adaptability across multiple distribution channels, we believe that we are also well positioned to expand into the early childhood development and global English language learning markets without significant additional costs associated with content development.

We believe we are a leader in transforming the traditional educational content and services landscape based on the size of our digital products portfolio and market share as compared to our competitors. Our digital portfolio, combined with our development partnerships with recognized technology leaders such as Apple, Samsung, Knewton and Kno, enables us to bring our next-generation learning solutions and media content to learners across substantially all platforms and devices. In 2013, we were recognized as an Apple iTunes Top

Publisher, which is a category for publishers with the most books downloaded through iTunes, and we believe our digital content, including a growing suite of interactive textbooks (electronic textbooks with interactive features) mobile applications and educational games, provides us with a competitive advantage over other educational content companies. Additionally, we believe our technology and development capabilities allow us to enhance content engagement and effectiveness with embedded assessment, interactivity, personalization and adaptivity. For example, our HMH Fuse curriculum incorporates embedded video tutorials, step-by-step examples and other integrated features to provide a personalized math learning experience for students in a device-agnostic mobile environment. In 2011, our HMH Fuse: Algebra 1 App won a Distinguished Achievement Award from the Association of Educational Publishers, which recognizes excellence in educational resources and marketing and which is acknowledged by educators, administrators and parents as a mark of outstanding educational value, as the winner of the Mobile Device Application Award in the technology category.

In addition to our comprehensive instructional materials, we provide testing and assessment solutions through our Riverside products. We also provide school improvement and professional development services through our Heinemann products and The Leadership and Learning Center that help teachers and administrators meet their academic objectives and regulatory mandates. We believe that our research-based, education solutions are important for school systems and educators as they provide a comprehensive set of curriculum and instructional strategy solutions designed to deliver learning and teaching results both in the classroom and at home.

For the six months ended June 30, 2013 and for the years ended December 31, 2012, 2011 and 2010, our total net sales were $529.5 million, $1,285.6 million, $1,295.3 million and $1,507.0 million, respectively. For the six months ended June 30, 2013 and for the years ended December 31, 2012, 2011 and 2010, our net loss was $151.6 million, $87.1 million, $2,182.4 million and $819.5 million, respectively, and our Adjusted EBITDA, a non-GAAP measure, was $64.7 million, $319.8 million, $238.2 million and $440.7 million, respectively. For a reconciliation of Adjusted EBITDA to net loss, see “Summary—Summary Historical Consolidated Financial and Other Information.”

Market Opportunity

Rising Global Demand for Education

We believe we are a leading provider in the global learning and educational content market based on our market share and are well positioned to take advantage of the continued growth expected to result as more countries transition to knowledge-based economies, global markets integrate, and consumption, especially in emerging markets, rises. In particular, we expect to primarily offer our English language education and instructional products in foreign countries. The global education sector, especially in Asia and the Middle East, is experiencing rising enrollments and increasing government and consumer spending driven by the close connection between levels of educational attainment, evolving standards, personal career prospects and economic growth that will increase the demand for our English language products. In particular, we believe that the educational markets in China, India, Brazil, Mexico and the Middle East are poised for growth. As a result, our international growth strategy is focused on these countries.

U.S. K-12 Market is Large and Growing

In the United States, which is our primary market today and in which we sell K-12 educational content to both public and private schools, the K-12 education sector represents one of the largest industry segments accounting for over $638 billion of expenditures, or about 4.4% of the 2011 U.S. gross domestic product as measured by NCES for the 2010-2011 school year. The instructional supplies and services component of this market was estimated to be approximately $30 billion in 2011 and is expected to continue growing as a result of several secular and cyclical factors.

In addition to its size, the U.S. K-12 education market is highly decentralized and is characterized by complex content adoption processes. The sector is comprised of approximately 15,600 public school districts across the 50 states and 132,000 public and private elementary and secondary schools. We believe this market structure underscores the importance of scale and industry relationships and the need for broad, diverse coverage across states, districts and schools. Even while we believe certain initiatives in the education sector such as the Common Core State Standards, a set of shared math and literacy standards benchmarked to international standards, have increased standardization in K-12 education content, we believe significant state standard specific customization still exists, and we believe the need to address customization provides an ongoing need for companies in the sector to maintain relationships with individual state and district policymakers and expertise in state-varying academic standards.

Growth in the U.S. K-12 market for educational content and services will be driven by several factors. In the near term, total spend by institutions, which is largely dependent upon state and local funding, is rebounding in the wake of the U.S. economic recovery. While the market has historically grown above the pace of inflation, averaging 7.2% growth annually since 1969, the difficult operating environment stemming from the recession has caused many states and school districts to defer spending on educational materials. Following the recovery, and as tax revenues collected through income, sales and property taxes continue to rebound, institutional customers benefit from improved funding cycles. States such as Florida, California and Texas are all scheduled to adopt educational materials for certain subjects between 2013 and 2016, with Florida adopting reading in 2013, California having approved funding for a math adoption in 2014 and Texas having passed a budget in 2013 for the next two years. While we do not currently have contracts with these states for future years, we have historically captured over 50% of the market share in these states in the years that they adopt educational materials for various subjects.

Longer-term growth in the U.S. K-12 market is positively correlated with student enrollments. Compared to 55.0 million students in 2010, enrollments are expected to increase to over 58.0 million by the 2021 school year, according to NCES and the U.S. Census Bureau. Accordingly, NCES forecasts that the current expenditures in the U.S. K-12 market are expected to grow to approximately $665 billion by 2022. The instructional supplies and services market, which uses the types of educational materials and services that we offer, represents approximately 4.8%, or $32 billion, of these expenditures. There is no guarantee that spending will increase by the amount forecasted and, if it does, there is no guarantee that our sales will increase accordingly.

In addition, increased investment in areas of government policy focus is expected to further drive market growth. For example, President Obama has identified early childhood development as an important education initiative of his administration and has proposed a Preschool for All initiative, which has not been enacted yet, with a $75 billion budget over the next 10 years to increase access to high quality early childhood education. Multi-state initiatives to establish a common set of educational standards are also expanding the market for teacher professional development and school improvement services.

Increasing Focus on Accountability and Student Outcomes

U.S. K-12 education has come under significant political scrutiny in recent years, due to a recognition of its importance to the U.S. society at large and concern over the perceived decline in U.S. student competitiveness relative to their international peers. An independent task force report published in March of 2012 by the Council on Foreign Relations, a non-partisan membership organization and think tank, observed that American students rank far behind global leaders in international tests of literacy, math and science, and concluded that the current state of U.S. education severely impairs the United States’ economic, military and diplomatic security as well as broader components of America’s global leadership.

This political focus has generated significant new legislation and government initiatives over the last decade, beginning with No Child Left Behind, implemented in 2002, and continuing with Race to the Top and other programs enacted by the DOE since 2009. These regulatory frameworks have mandated stricter accountability, higher standards and increased transparency in education, and states have been required to measure annual progress towards these standards and make results publicly available for the first time. Recently, state governors have worked together to create the Common Core State Standards with implementation scheduled to begin in the 2014-2015 school year.

As a result of these more rigorous regulations and standards, schools and districts have increased their focus on acquiring high quality, proven content that is aligned with standards and empowers educators to meet new requirements. Schools have also increased their expenditures on services that provide them with the data management and assessment capabilities they need to measure their progress.

Growing Shift Towards Digital Materials

The digitalization of education content and delivery is also driving a substantial shift in the education market. An increasing number of schools are implementing online or blended learning environments and utilizing digital content in their classrooms. Technologies are also being adapted for educational uses on the internet, mobile devices and through cloud-computing, which permits the sharing of digital files and programs among multiple computers or other devices at the same time through a virtual network. An analysis conducted by the DOE in 2009 that surveyed more than a thousand empirical studies of online learning found that, on average, students in online learning conditions performed modestly better than those receiving face-to-face instruction.

While the adoption of technology within the U.S. K-12 market may differ significantly across districts and states due to varying resources and infrastructure, most schools are seeking to implement more technology and are seeking partners to help them create effective digital learning environments. In some cases, districts are requiring providers of instructional materials to include digital components in their offerings, and are exploring subscription-based models for acquiring content. Many educators also believe that the increased implementation of digital learning environments will enable the widespread use of learning analytics, which enhance the ability to monitor patterns or gather intelligence surrounding student behavior and learning to ultimately help schools build better pedagogical methods, target at-risk students and improve student retention.

In addition, as sales of digital educational materials grow as a percentage of the total market, the relatively lower development and distribution costs of digital content relative to print products are expected to enhance the operating margins of companies that create and distribute educational content.

Consumerization of Education

As education continues to increase in importance in the modern knowledge economy, individual consumers are increasingly supplementing their formal education with additional learning programs and services that enhance existing knowledge and skills. Moreover, as technologies evolve and learning content is targeted and delivered with greater ease and in more attractive, interactive formats to consumers, we believe greater demand for learning programs will result. According to GSV Asset Management, edu-gaming, which is the process of learning through games, is a consumer education category that is expected to grow by 25% to $18 billion by 2018, and the global English language learning market is forecast to grow to $80 billion in the same period. We believe that these markets represent important addressable markets for our company as we leverage our broad content portfolio across new growth opportunities.

Competitive Strengths

We believe we are a leader in our market based on our decades-long experience developing content and solutions and forming and maintaining long-term customer relationships and industry partnerships. We believe the following to be our key competitive strengths:

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High quality content portfolio. Our intellectual property portfolio is one of our most valuable and difficult to replicate assets. It reflects multi-billion dollar investments over our history in content development, conceptualization and acquisition, including, on average, $175 million in annual content development expenditures over the past ten years. Our portfolio contains almost 500,000 separate International Standard Book Numbers spanning education, general interest, children’s and reference works and includes content developed in collaboration with respected educational authors such as Irene Fountas, Gay Su Pinnell and Ed Berger. We leverage this content, which is backed by decades of research, to provide educational products and solutions used and relied upon daily by thousands of teachers, students, parents and lifelong learners. Our solutions provide comprehensive and effective educational curricula developed to meet or exceed U.S. and global education standards, including the Common Core State Standards. As an example of the efficacy of our educational content, a recent study conducted by Education Research Institute of America concluded that students using our Go Math! curriculum for one semester demonstrated significantly improved overall performance compared to students using other mathematics programs. In addition, our approach to creating and maintaining our content digitally enables us to provide products and solutions through device-agnostic, digital learning platforms in a variety of formats including e-books, interactive video, online portals, games and mobile applications and allows us to create new solutions with minimal incremental investment.

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Long-standing relationships with educators and other key education stakeholders. Cultivating relationships with educators is a critical success factor in our market. Given the nature of K-12 education and the market’s multi-year usage cycle, wherein schools use a specific curriculum program for several years, we believe that educators have little room for error in selecting programs for their schools and seek out relationships with established providers to minimize curriculum selection risk. We believe our relationships with educators are an important source of competitive advantage. Our relationships reflect a long history of education policy expertise, unique content development competencies, and results-driven education solutions, and lead to strong contract retention and better access to new customers and future growth opportunities. For example, as states have considered adopting the Common Core State Standards and adding their state-specific academic requirements to Common Core State Standards, we have played an active role in the changing curriculum landscape. In meetings arranged through our government affairs representatives, we have met with various state leaders and discussed generally the transition to Common Core State Standards and related matters, including how our products, services and capabilities can help educators with that transition. Separately, we provide fee-based teacher training sessions through our Leadership and Learning Center for educators adopting the Common Core State Standards. These services constitute part of our growing suite of professional services provided to improve educational effectiveness for schools and educators.

To continue to deepen our relationships, as well as access new customers and future growth opportunities, in 2012 we reduced our sales staff in connection with our reorganization and realigned our 300 person sales force from being organized by products to being organized by geography. This allows a single member of our sales team to focus on a geographic region and provide individualized solutions using all of our content, technology and services. Our sales force has expertise in both traditional educational content as well as technology-driven educational solutions and utilizes a strategic, consultative approach that involves stakeholders at every level of the decision-making process, from state legislators and school districts to school administrators and teachers. Our approach positions us to flexibly respond to schools’ and teachers’ needs, as demonstrated by our growing suite of professional services, which are focused on improving educational effectiveness at both the institutional and instructor levels.

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Iconic brands with international recognition. Our brands include characters and titles that we believe are recognized in the United States and internationally, such as Curious George, Gossie and Gertie, Polar Express and Life of Pi, and which we believe resonate with students, teachers, educators and parents. We believe that nearly every school-aged child in the United States has used our curriculum as part of their education because we sell our educational products to approximately 13,850 public school districts and 14,600 private schools in the United States that collectively represent approximately 98% of student enrollments in the United States. Our comprehensive instructional materials reach 100% of the top 1,000 school districts in the United States. Recent Q score data, a measurement of the familiarity and appeal of a brand used in the United States, indicates that Curious George’s recognition among mothers of children aged 2 to 11 is greater than Mickey Mouse. This combination of reach and recognition contributes to what we believe is a long-lasting relationship with consumers, who are introduced to our brands as children, use our educational products throughout their pre-K-12 school years, read our general interest titles as adults, and then purchase our content for their own children. We are increasingly finding ways to blend our well-known brands with new content—for example, our planned Curious World portal will enable teachers and parents to access and purchase Curious George educational content such as e-books, apps, games and videos. Our Curious George brand also has an inherent international following that is not correlated to our marketing efforts. An example of this can be seen in Japan and Australia, which, despite minimal marketing spend globally, had the second and fourth highest number of downloads of our Curious George app of any country after the United States. We believe that we have a strong foundation upon which to further monetize our intellectual property across new media and channels, including websites, mobile applications, e-books and games.

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Strategic partnerships with industry and technology thought leaders. Our position as a leader in our market allows us to continually expand upon our strategic partnerships with both industry and technology thought leaders. These partnerships enable us to create innovative solutions that meet the evolving needs of the global education market. For example, our agreements with technology companies in the U.S. K-12 education market include a non-exclusive digital distribution agreement with Apple under which Apple delivers our educational content on the iOS platform as interactive textbooks through the Apple iBookstore. Our non-exclusive K-12 agreement with Kno allows us to distribute our educational content on the Kno digital learning platform with Kno enhancements and interactive features in the United States, with the potential to expand internationally. The Knewton agreement is a non-exclusive agreement to deliver adaptive learning solutions to K-12 students in the United States via the integration of our educational content with Knewton’s proprietary personalized learning technology. We have also entered into a non-exclusive digital distribution agreement with Samsung for delivery of Android-based digital books, including textbooks, in the United Kingdom, France, Germany, Italy and Spain. Our partnerships also enable us to explore new pricing models; for example, our partnership with SK Telecom provides us with subscription-based revenue, a model we expect to expand going forward. Additionally, we have entered into a series of agreements with A&E, a cable and television channel, enabling us to develop and offer traditional and digital instructional materials featuring A&E History Channel multimedia content in co-branded products in the U.S. market.

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Strong financial position and scalable business model. Our strong financial position is derived from our ability to generate significant cash flow from operating activities. For the years ended December 31, 2012 and 2011, we generated $104.8 million and $132.8 million of cash flow from operations, respectively. Since 2010, we have reduced our selling and administrative expenses by approximately $183.2 million while reducing headcount by 720 full time employees, or 18%, and optimized our operations and cost structure to better align our business to the changing educational content and services landscape. We believe that as we continue to monetize our content across newly developed channels and implement new revenue and pricing models, both on our own and through partnerships, we will begin to realize even greater sales while incurring lower incremental costs, which will further improve our operating margins. In addition, as we distribute more of our content in digital formats, our operating margins will benefit from lower development and distribution costs relative to print products. We have embraced this gradual shift to digital through our “hybrid” offerings of print and digital products that allow for flexibility in the delivery of an education curriculum while allowing us to benefit from better margins as more and more schools make the transition to digital. Because of these factors, we believe our business model is scalable since we should be able to generate future revenue without materially increasing our costs as we believe our current infrastructure, warehousing and fulfillment capabilities can support increased sales. Our long-term debt balance of $244.4 million as of June 30, 2013, current net cash position of $212.6 million as of June 30, 2013 and available liquidity of $425.3 million as of June 30, 2013 provide the flexibility to continue to invest in new projects and pursue selective acquisitions.

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Experienced, technology-focused and innovation-oriented management team. Our management team consists of industry leaders with a unique combination of technology-based backgrounds, relevant industry expertise and demonstrated execution capabilities. Linda Zecher, President and CEO, has held leadership roles at Microsoft, Texas Instruments, Peoplesoft and other leading institutions. She is a recognized leader in the U.S. education community, presiding on the U.S. State Department’s Board for Overseas Schools and previously served on the James Madison University Board of Visitors. She has also assembled a technology oriented management team that brings highly relevant experience from prior positions at technology and media leaders such as IBM, Microsoft, Oracle, Novell, Monster Worldwide and Thomson Reuters, among others. During their tenure, our management team has refocused the Company to create a digitally-enabled content platform that has better positioned the Company for growth in a rapidly changing educational content environment. Additionally, the management team has realigned the Company’s sales force and reduced selling and administrative costs. We believe our management team has the skills necessary to maintain and build upon our position as a leader in the digital transformation of the industry.

Strategies for Growth

Our growth strategies involve broadening our content and service offerings to meet the growing needs of an evolving educational landscape, acquiring new customers while simultaneously selling additional or more profitable products or services to existing customers and monetizing our existing assets across new channels and markets. We intend to pursue the following strategies to drive our future growth:

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Deepen penetration of existing educational markets by adapting and broadening our content and service offerings. We intend to broaden our existing offerings through investments in additional content, value-added services and digital offerings. These include support for school districts to govern and implement a digital learning environment, instructional leadership focused on Common Core State Standards and best practice teacher training. We offer our content on a wide variety of technology platforms, such as Android and Windows. As of September 12, 2013, we were the only publisher that provides textbooks for all major curricula (reading, literature and language arts, mathematics, science and social studies) through the Apple iBookstore. We continue to explore new, digitally enabled opportunities to reach a broader audience and cater to customer specific needs. We believe our well-known brands, schools’ use of our products to improve student performance and established relationships with educators will allow us to further penetrate existing markets and customers by offering services such as teacher professional development and data-driven instruction and reporting. As the K-12 educational market transitions to purchasing more digital solutions, we believe our ability to offer embedded assessments, adaptive learning, real-time interaction and student specific personalization in addition to our core educational content in a platform- and device-agnostic manner will provide new opportunities for growth.

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Expand into adjacent high-growth education markets. We intend to pursue a number of existing opportunities involving emerging and adjacent education segments. For example, our plans to further penetrate the early childhood development market coincide with the latest U.S. budget proposal that has earmarked $75 billion of spending over the next 10 years for pre-K educational development programs. We are expanding our presence in this market by leveraging our top children’s brands, including Curious George, Lyle the Crocodile, and Gossie and Gertie, among others, to create interactive digital content and games. This strategy is accelerated by our recent acquisition of Tribal Nova and is an area where we feel our competencies in using gaming elements in non-gaming contexts, which we refer to as gamification, together with our premium content, will contribute to effective solutions in the early childhood development market. Separately, with continued high unemployment due to the various economic cycles around the world, we are exploring markets related to workforce re-entry for adults, with content focused on academic improvement and a wide array of other related topics ranging from social and problem solving skills to career placement and preparation advice. Our solutions are designed with the goal of improving successful workforce re-entry. We have also found that these programs are easily tailored to address related markets, as in the case of our Re-entry Prerelease Program, which is designed specifically to address issues faced by inmates in rehabilitation programs as they re-enter society. We believe numerous adjacent market opportunities exist through which we can address a broad set of customers’ educational needs with minimal, incremental capital spending.

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Grow our international presence and global footprint. Our international strategy leverages the success of and expertise derived from our core U.S. business and is intended to focus on international segments such as English language learning, a market that is estimated to grow to $80 billion by 2018, according to GSV Asset Management. In many countries, students seek English language learning content and the U.S. curriculum to eventually gain access to higher education in the United States or improved employment opportunities in their home market. In addition, a significant number of American expatriate schools and English speaking educational institutions require high quality, English language education and instructional materials. For the years ended December 31, 2012, 2011 and 2010, our international revenues as a percentage of total sales were 4.8%, 4.2% and 6.7%, respectively. We plan to continue building on our existing international footprint by targeting areas where demand for our English language offerings is high, including Brazil, China, India, Korea, Mexico, Philippines, and the Middle-Eastern Gulf States. We also plan to leverage our existing sales force, expand our network of international distributors and utilize local publishers to ensure marketability in targeted regions, and expect that our content expertise and diversified library of intellectual property will allow us to launch our brands and services in a timely manner. As an example, we are currently distributing our content and curriculum in the Middle East to a growing number of students and have recently expanded to provide our solutions to 11 countries in total: the United Arab Emirates, Lebanon, Kuwait, Jordan, Qatar, Oman, Syria, Saudi Arabia, Egypt, Bahrain and Israel.

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Further monetize our content by targeting new customers and channels. We intend to leverage our current portfolio to address a range of learning needs and appeal to more customers across both new and existing channels. As parents increasingly seek to improve their students’ scholastic achievement, and as cost effective alternatives for at-home educational enhancement proliferate, the market for online learning products is expected to grow substantially. Our online customers that use our various websites and learning management platforms will serve as the initial target market for our interactive learning products. We believe our educational content, along with our well recognized brands and characters, such as Curious George, Cliffs Notes and the planned Curious World, are ideally suited to engage and inspire parents, students and life-long learners of any age and interest. We expect to derive future revenues from a variety of models including website advertising and sales of subscription-based learning applications, as well as direct sales of physical materials and e-books to consumers.

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Continue to pursue strategic acquisitions to extend our leadership position. Even though we do not currently have any plans for material acquisitions, we intend to complement our organic growth with highly selective acquisitions of content, technologies, solutions and businesses, targeted to enhance our ability to accelerate our strategic initiatives and capitalize on our strengths. We believe that potential acquisition candidates are numerous and many offer innovative solutions or access to high growth markets. Our strength, expertise and scale allows us to reduce time to market, enhance certain features or capabilities, and serve a broader audience for these acquired offerings.

Products and Services

We are organized along two reportable segments: Education and Trade Publishing. The Education segment is our largest business, representing approximately 88%, 90% and 92% of our total net sales for the years ended December 31, 2012, 2011 and 2010, respectively.

Education

Our Education segment provides educational products, technology platforms and services to meet the diverse needs of today’s classrooms. These products and services include print and digital content in the form of textbooks, digital courseware, instructional aids, educational assessment and intervention solutions, which are aimed at improving achievement and supporting learning for students that are not keeping pace with peers, professional development and school reform services. With an in-house editorial staff supplemented by external specialists, we develop programs that can be aligned to state standards and customized for specific state requests. In addition, our Education segment offers a wide range of educational, cognitive and developmental standardized testing products in print, CD-ROM and online formats, targeting the educational and clinical assessment markets. The principal markets for our Education products are elementary and secondary school systems.

The Education segment includes such brands as Holt McDougal, Great Source, Rigby, Saxon, Steck-Vaughn, Math in Focus, Riverside and Heinemann. These brands offer solutions in reading, language arts, mathematics, intervention, social studies, science and world languages, as well as curriculum resources, professional development services and an array of highly regarded educational, cognitive and developmental assessment products. These brands, collectively, benefit from a market share greater than 30% in our addressable market, which is the portion of the total market in which we sell our products and services, as well as strong relationships with its customers, most of which have been developed over many years through a service-based approach, which entails a member of our sales force interacting with the customer and providing a product or service tailored to meet the customer’s needs.

The Education segment net sales and Adjusted EBITDA were $1,128.6 million and $329.7 million, $1,169.6 million and $278.9 million and $1,383.1 million and $490.3 million, for the years ended December 31, 2012, 2011 and 2010, respectively.

Our Education products consist of the following offerings:

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Comprehensive Curriculum. The Comprehensive Curriculum group develops comprehensive educational programs intended to provide a complete course of study in a subject, either at a single grade level or across multiple grade levels, and serve as the primary source of classroom instruction. We develop and market Comprehensive Curriculum programs for the pre-K-12 market utilizing the Houghton Mifflin Harcourt brands in grades pre-K-6 and the Holt McDougal brands in grades 6-12. This group focuses its publishing portfolio on the subjects that have consistently received the highest priority from educators and educational policy makers, namely reading, literature and language arts, mathematics, science, world languages and social studies. Within each subject, comprehensive learning programs are designed and then marketed with a variety of proprietary products to maximize teaching effectiveness, including textbooks, workbooks, teachers’ guides and resources, audio and visual aids and technology-based products. Our Comprehensive Curriculum group accounted for approximately 56.2%, 60.6% and 67.1% of our total Education segment net sales for the years ended December 31, 2012, 2011 and 2010, respectively.

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Supplemental Products. We develop products targeted at addressing struggling learners through comprehensive intervention solutions, products targeted at assisting English language learners and products providing incremental instruction in a particular subject area. Supplemental Products are used both as alternatives and as supplements to Comprehensive Curriculum programs, enabling local educators to tailor their education programs in a cost-effective way that is irrespective of adoption schedules. As a result, the Supplemental Products group generates net sales and earnings that do not vary greatly with the adoption cycle. In addition, the development of supplemental materials tends to require significantly less capital investment than the development of a Comprehensive Curriculum program. Our Supplemental Products group accounted for approximately 13.0%, 12.5% and 10.8% of our total Education segment net sales for the years ended December 31, 2012, 2011 and 2010, respectively.

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Heinemann. Our Heinemann products include professional books and developmental resources aimed at empowering pre-K-12 teachers, our Benchmark Assessment System, which allows teachers to evaluate students’ reading levels three times a year and has displaced competing programs, and our Leveled Literacy Intervention System, which is a supplementary intervention program for children struggling with reading and writing, and we believe, is used by approximately 38% of K-3 students. The author base includes some prominent experts in teaching, such as Irene Fountas and Gay Su Pinnell, who support the practice of other teachers through books, videos, workshops and classroom tools. Our Heinemann products accounted for approximately 10.9%, 8.8% and 6.8% of our total Education segment net sales for the years ended December 31, 2012, 2011 and 2010, respectively.

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Professional Services/The Leadership and Learning Center. To extend our value proposition beyond curriculum, assessment and technology solutions, we provide consulting services to assist school districts in increasing accountability for improvement and offering professional development training, comprehensive services and school turnaround solutions. We believe our professional services, led by The Leadership and Learning Center branded business, offer unique integrated solutions that combine the best learning resources available today. These include learning resources that are supported with professional development in classroom assessment, teacher effectiveness and high impact leadership, which have a measurable and sustainable impact on student achievement. Our Professional Services group accounted for approximately 6.1%, 4.4% and 0.0% of our total Education segment net sales for the years ended December 31, 2012, 2011 and 2010, respectively.

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Riverside Assessment. Riverside Assessment products provide district and state level solutions focused on clinical, group and formative assessment tools and platform solutions. Clinical solutions provide psychological and special needs testing to assess intellectual, cognitive and behavioral development. Our products include measurement tools and services relating to intellectual ability, academic achievement assessments around cognitive abilities and several diagnostic and assessment tools that assist in identifying the learning needs of students. Riverside Assessment products accounted for 8.2%, 9.0% and 8.0% of our total Education segment net sales for the years ended December 31, 2012, 2011 and 2010, respectively.

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International. Our International products are educational solutions that are sold into global education markets predominantly to large English language schools in high growth territories primarily in Asia, the Pacific, the Middle East, Latin America, the Caribbean and Africa. In addition to our sales and business development team, we have a global network of distributors in local markets around the world. International sales accounted for approximately 5.6%, 4.7% and 7.3% of our total Education segment net sales for the year ended December 31, 2012, 2011 and 2010, respectively.

Trade Publishing

Our Trade Publishing segment, which dates back to 1832, primarily develops, markets and sells consumer books in print and digital formats and licenses book rights to other publishers and electronic businesses in the United States and abroad. The principal markets for Trade Publishing products are retail stores, both physical and online, and wholesalers. Reference materials are also sold to schools, colleges, libraries, office supply distributors and other businesses.

Our Trade Publishing segment offers an extensive library of general interest, adult and children’s and reference works that include well-known characters and brands. Our award-winning general interest titles encompass literary fiction, culinary, and non-fiction in hardcover, e-book and paperback formats, including the

Mariner Books and Harvest Books paperback lines. Among the general interest properties are the popular J.R.R. Tolkien titles and the Best American series. The general interest group also publishes comprehensive culinary works and field guides, such as the Peterson Field Guides and Taylor’s Gardening Guides. With the 2012 acquisition of certain culinary and reference assets, we became the #2 publisher in those respective market niches, based on market share. Our catalog of books for young readers features numerous Nobel and Pulitzer Prize winners and Newbery and Caldecott medal winners, including a 2012 Caldecott Honor winner. Our young readers list addresses a broad age group, spanning board books for young children to novels for young adults, and includes recognized characters such as Curious George and Martha Speaks, both successful television programs featured on PBS, Five Little Monkeys, Gossie and Gertie, and many more. In the reference category, we are the publisher of the American Heritage and Webster dictionary, and related titles.

Even before e-books gained prominence in the market, we had developed in-house experience in converting, structuring, storing and distributing dictionary and other reference content for digital platforms, and applied our knowledge and tools in the digital space to consumer trade content including e-books and applications. In addition to traditional conversions of print to digital content, we now develop our content digitally in various formats with minimal incremental investment, and we employ in-house programmers and developers to produce new digital content based on our trade products. For example, we have brought the Curious George character to a digital platform with the development of the Curious George app, which is an interactive learning tool for pre-school children. As such, we have an established and flexible solution for converting, manipulating and distributing trade content to the many emerging digital consumer platforms such as e-readers and tablets. We have been able to move quickly to take advantage of the rapidly accelerating market for e-books, book or character based applications and other digital products with net sales from e-books reaching $24.7 million for the year ended December 31, 2012, and now representing approximately 16% of our Trade Publishing segment net sales for the same period. We continue to focus on the development of innovative new digital products which capitalize on our content, our digital expertise, and the growing consumer demand for these products. In addition, we are increasingly leveraging the strength of our Trade Publishing brands and characters, such as Curious George, together with our expertise in developing educational solutions, to further penetrate the large and growing consumer market for at-home educational products and services.

For the years ended December 31, 2012, 2011 and 2010, Trade Publishing net sales and Adjusted EBITDA were approximately $157.1 million and $28.8 million, $125.7 million and $12.9 million, and $123.9 million and $12.7 million, respectively.

Our Industry

K-12 comprehensive curriculum or basal market

The U.S. K-12 comprehensive curriculum or basal market provides educational programs and assessments to approximately 55 million students across approximately 132,000 elementary and secondary schools. Basal programs cover curriculum standards in a particular subject and include a comprehensive offering of teacher and student materials required to conduct the class throughout the year. Products and services in basal programs include students’ print and digital offerings and a variety of supporting materials such as teacher’s editions, formative assessments, whole group instruction materials, practice aids, educational games and services.

Comprehensive curriculum programs are the primary source of classroom education for most K-12 academic subjects, and as a result, enrollment trends are a major driver of industry growth. Although economic cycles may affect short-term buying patterns, school enrollments, a driver of growth in the educational publishing industry, are highly predictable and are expected to trend upward over the longer term.

In addition, the market for comprehensive curriculum programs is affected by changes in state curriculum standards, which drive instruction, assessment, and accountability in each state. A significant change in state curriculum standards requires that assessments, teacher training programs, and instructional materials be revised or replaced to align to the new standards, which historically has driven demand for new comprehensive curriculum programs.

Forty-five states have adopted a new, common set of curriculum standards in mathematics and English language arts, known as the Common Core State Standards. These standards are the product of a state-led effort to establish a single set of clear educational standards for grades K-12. States that have adopted the Common Core State Standards must base at least 85% of their state curricula on the standards. Most of these states also belong to one of two multistate testing consortia that are developing common state assessments in English language arts and mathematics, aligned to the new standards. These assessments, which will be designed to replace existing statewide tests, are expected to be administered beginning in the 2014-15 school year. Schools in these states will need to augment and replace instructional materials, including comprehensive curriculum programs, to align to the Common Core State Standards and to prepare students for the new state assessments.

Instructional material adoption process

The process through which materials and curricula are selected and procured for classroom use varies throughout the United States. Twenty states, known as adoption states, approve and procure new basal programs usually every five to seven years on a state-wide basis, before individual schools or school districts are permitted to schedule the purchase of instructional materials. In all remaining states, known as open states or open territories, each individual school or school district can procure materials at any time, though usually according to a five to nine year cycle. In adoption states, the states approve curriculum and predominantly provide funding for educational and instructional materials, while in open states, local school districts approve curriculum and provide funding.

The following chart illustrates the current adoption and open states:

The student population in adoption states represents over 50% of the U.S. elementary and secondary school-age population. A majority of adoption states provide categorical state funding for instructional materials, that is, funds that typically cannot be used for any purpose other than to purchase instructional content or, in some cases, technology equipment used to deliver instruction. In some states, categorical instructional materials funds can be used only for the purchase of materials on the state-approved list.

In adoption states, the state education board’s decision to approve a certain program developed by an educational publisher depends on recommendations that align to state’s educational standards from instructional materials committees, which are often comprised of educators and curriculum specialists. Such committees typically recommend a program only if it aligns to the state’s educational content standards. To ensure the approval and subsequent success of a new instructional materials program, educational publishers typically conduct extensive market research, including: discussions of the planned curriculum with the state level curriculum advisors to secure their support; development of prototype instructional materials that are focus-tested with educators, often against competing programs, to gather feedback on the program’s content and design; and incorporation of qualitative input from existing customers in terms of classroom needs.

In open territories, the procurement process is typically characterized by a presentation and provision of sample materials to instructional materials selection committees, which subsequently evaluate and recommend a particular program to district level school boards. Products are generally customized to meet the states’ curriculum standards with similar research methods as in adoption states.

We believe that a publisher’s ultimate success in a given state will depend on a variety of factors, including the quality of its programs and materials, the strength of its relationships with key decision-makers at the state and district level and the magnitude of its marketing and sales efforts. As a result, educational publishers often implement formal market research efforts that include educator focus groups, prototypes of student and ancillary materials and comparisons against competing products. At the same time, marketing and editorial staffs work closely together to incorporate the results of research into products, while developing the most up-to-date, research- and needs-based curricula.

Supplemental materials market

The supplemental materials market includes a wide range of product offerings targeted at addressing specific needs in a district generally not addressed through a comprehensive curriculum solution. These products are typically offered in the form of print, digital, service and blended product solutions. The development of supplemental materials and solutions tends to require significantly less capital investment than the development of a basal program. These materials and solutions enable local educators to tailor their education programs in a cost-effective way that is not tied to adoption schedules.

Supplemental products and services are funded through state and local resources as well as government funding allocations as designated through Title I of the ESEA and the Individuals with Disabilities Education Act (“IDEA”). Title I distributes funding to those schools and school districts which are comprised of a relatively high percentage of students from low income families as defined by the IDEA. In addition, Title I appropriates money for the education system for the prevention of dropouts and the improvement of schools. IDEA governs how states and public agencies provide early intervention, special education and related services to children with disabilities. In recent years, the supplemental materials that schools have purchased have changed as the demands and expectations for educators and students have changed. Educational institutions have increasingly purchased digital solutions along with traditional supplemental materials and, with the growing emphasis on accountability, demand for targeted intervention solutions, school reform and turnaround services has been on the rise.

Assessment market

The assessment market includes summative, formative or in-classroom, and diagnostic assessments. Summative assessments are concluding or “final” exams that measure students’ proficiency in a particular subject or group of subjects on an aggregate level or against state standards. Formative assessments are on-going, in-classroom tests that occur throughout the school year and monitor progress in certain subjects or curriculum units. Diagnostic assessments are designed to pinpoint areas of need and are often administered by specialists to identify learning difficulties and qualify individuals for special services under the requirements of IDEA.

As a result of Race to the Top (“RTTT”) funding, more states and districts are also placing greater emphasis on teacher evaluation systems that measure teacher performance based on standardized test scores and other elements required to meet certain benchmarks set by policymakers. Certain federal agencies are shifting the focus to children at even younger ages to provide intervention before significant achievement gaps are realized. As a result, this has led to additional opportunities in the early childhood development market.

Two assessment consortia that currently exist, the Smarter Balanced Assessment Consortia and Partnership Assessment of Readiness for College and Careers, continue to work towards operational tests for the 2014-2015 school year. Presently, 24 states reside in the Smarter Balanced Assessment Consortia, while 23 states reside in the Partnership Assessment of Readiness for College and Careers. Several states participate in both and will have to make a determination about which test to use over the next year or so.

As states plan for the upcoming consortia assessments, districts continue to transition to the Common Core State Standards as well as focus on the respective state standards under measurement in the short term for accountability purposes. District demand for quality measures which help the districts prepare for the content coverage and item types anticipated on the Common Core State Standards assessment should continue to increase as the 2014–2015 school year requirement draws near.

International market

The global education market continues to demonstrate strong macroeconomic growth characteristics. There are 1.4 billion students out of a 7.1 billion world population. Population growth is a leading indicator for pre-primary school enrollments, which have a subsequent impact on secondary and higher education enrollments. Globally, according to UNESCO, rapid population growth has caused pre-primary enrollments to grow by 16.2% worldwide from 2007 to 2011. The global population is expected to be approximately 9.0 billion by 2050, as countries develop and improvements in medical conditions increase the birth rate.

According to GSV Asset Management, global education expenditure in 2013 is projected to be around $4.6 trillion, of which K-12 education, which is the market we predominantly target, represents approximately 52%. Additionally, global education expenditure is projected to grow at 7% through 2018, according to GSV Asset Management.

Internationally, we predominantly export and sell K-12 books to premium private schools that utilize the U.S. curriculum, which are located primarily in Asia, the Pacific, the Middle East, Latin America and the Caribbean. Our international sales team utilizes a global network of distributors in local markets around the world. According to the Book Industry Study Group and the Association of American Publishers, the size of the K-12 U.S. export market is estimated at $100 million, of which we have a growing market share.

Our immediate strategy is to expand our addressable market through working with local partners to localize our K-12 content for sale into public and private schools in targeted international markets and to sell digitized content through key distributors into global school and consumer markets.

Trade Publishing market

The Trade Publishing market includes works of fiction and non-fiction for adults and children, dictionaries and other reference works. While print remains the primary format in which trade books are produced and distributed, the market for trade titles in digital format, primarily e-books, has developed rapidly over the past several years, as the industry evolves to embrace new technologies for developing, producing, marketing and distributing trade works.

Seasonality

In the K-12 market, we typically receive payments for products and services from individual school districts, and, to a lesser extent, individual schools and states. In the case of testing and assessment products and services, payment is received from the individually contracted parties. In the Trade Publishing market, payment is received for products and services from book distributors and retail booksellers.

Approximately 88% of our net sales for the year ended December 31, 2012 were derived from our Education segment, which is a markedly seasonal business. Schools conduct the majority of their purchases in the second and third quarters of the calendar year in preparation for the beginning of the school year. Thus, over the past three years, approximately 69% of consolidated net sales were realized in the second and third quarters. Sales of K-12 instructional materials and customized testing products are also cyclical, with some years offering more sales opportunities than others. The amount of funding available at the state level for educational materials also has a significant effect on year-to-year net sales.

Competition

We sell our products in competitive markets. In these markets, product quality, customer service and perceived stability and longevity are major factors in generating sales growth. Other factors affecting sales growth in the K-12 market include the level of student enrollment in subjects that are up for adoption and the level of spending per student appropriated in each state and/or school district. Profitability is affected by industry developments including: (i) competitive selling, sampling and implementation costs; (ii) development costs for customized instructional materials and assessment programs; and (iii) higher technology costs due to the increased number of textbook program components being developed in digital formats. There are three primary traditional comprehensive curriculum publishers in the K-12 market, which also compete with a variety of specialized or regional publishers that focus on select disciplines and/or geographic regions. There are multiple competitors in the Trade Publishing, supplemental and assessment markets. Our larger competitors in the educational market include Pearson Education, Inc., McGraw Hill Education, Cengage Learning, Inc., Scholastic Corporation and K12 Inc.

Printing and binding; raw materials

We outsource the printing and binding of our products, with approximately 81% of our printing currently handled by two vendors. We have a procurement agreement with each printer that provides volume and scheduling flexibility and price predictability. We have a longstanding relationship with each provider. Approximately 25% of our printed materials (consisting primarily of teacher’s editions and other ancillary components) are printed outside of the United States and approximately 75% of our printed materials (including most student editions) are printed within the United States. Paper is one of our principal raw materials. We purchase our paper directly from suppliers and two paper merchants with whom we have various agreements that protect against price increases. We have not experienced and do not anticipate experiencing difficulty in obtaining adequate supplies of paper for our operations, as we have contracts with numerous suppliers that assure us of 100% availability on all main paper grades that we procure.

Distribution

We operate four distribution facilities from which we coordinate our own distribution process: one each in Indianapolis, Indiana; Geneva, Illinois; Lewisville, Texas; and Troy, Missouri. Additionally, some adoption states require us to use in-state textbook depositories for educational materials sold in that particular state. We utilize delivery firms including United Parcel Service Inc., CH Robinson Worldwide Inc., Roadrunner Transportation Services and DHL Worldwide Express Inc. to facilitate the principally ground transportation of products.

Employees

As of December 31, 2012, we had approximately 3,300 employees, none of which were covered by collective bargaining agreements. These employees are substantially located in the United States with approximately 200 employees located outside of the United States. We believe that relations with employees are generally good.

Intellectual property

Our principal intellectual property assets consist of our trademarks and copyrights in our content. Substantially all of our publications are protected by copyright, whether registered or unregistered, either in our name as the author of a work made for hire or the assignee of copyright, or in the name of an author who has licensed us to publish the work. Ownership of such copyrights secures the exclusive right to publish the work in the United States and in many countries abroad for specified periods: in the United States in most cases either 95 years from publication or for the author’s life plus 70 years, but in any event a minimum of 28 years for works published prior to 1978 and 35 years for works published thereafter. In most cases, the authors who retain ownership of their copyright have licensed to us exclusive rights for the full term of copyright. Under U.S. copyright law, for licenses granted by an author during or after 1978, such exclusive licenses are subject to termination by the author or certain of the author’s heirs for a five year period beginning at the end of 35 years after the date of publication of the work or 40 years after the date of the license grant, whichever term ends earlier.

We do not own any material patents, franchises or concessions, but we have registered certain trademarks and service marks in connection with our publishing businesses. We believe we have taken, and take in the ordinary course of business, all appropriate available legal steps to reasonably protect our intellectual property in all material jurisdictions.

Environmental matters

We generally contract with independent printers and binders for their services, and our operations are generally not otherwise affected by environmental laws and regulations. However, as the owner and lessee of real property, we are subject to environmental laws and regulations, including those relating to the discharge of hazardous materials into the environment, the remediation of contaminated sites and the handling and disposal of wastes. It is possible that we could face liability, regardless of fault, and can be held jointly or severally liable, if contamination were to be discovered on the properties that we own or lease or on properties that we have formerly owned or leased. We are currently unaware of any material environmental liabilities or other material environmental issues relating to our properties or operations and anticipate no material expenditures for compliance with environmental laws or regulations.

Properties

Our principal executive office is located at 222 Berkeley Street, Boston, Massachusetts 02116. The following table describes the approximate building areas in square feet, principal uses and the years of expiration on leased premises of our significant operating properties as of June 30, 2013. We believe that these properties are suitable and adequate for our present and anticipated business needs, satisfactory for the uses to which each is put, and, in general, fully utilized.

Location	Expiration year	Approximate area	Principal use of space	Segment used by

Owned Premises:
Indianapolis, Indiana	Owned	491,779	Warehouse	All segments
Troy, Missouri	Owned	575,000	Office and warehouse	Education

Leased Premises:
Orlando, Florida	2019	250,842	Office	Education
Evanston, Illinois	2017	150,050	Office	Education
Rolling Meadows, Illinois	2015	112,014	Office	Education
Geneva, Illinois	2019	485,989	Office and warehouse	Education
Wilmington, Massachusetts	2015	40,602	Office	All segments
Boston, Massachusetts (Corporate office)	2017	328,686	Office	All segments
Portsmouth, New Hampshire	2017	20,645	Office	Education
New York, New York	2016	28,704	Office	Trade Publishing
Lewisville, Texas	2013	434,898	Office and warehouse	Education
Austin, Texas	2016	195,230	Office	Education
Dublin, Ireland	2025	39,944	Office	Education
Englewood, Colorado	2014	17,024	Office	Education
Orlando, Florida	2016	25,400	Warehouse	Corporate Records Center
Itasca, Illinois	2016	46,823	Warehouse	Education

In addition, we lease several other offices that are not material to our operations and, in some instances, are either currently vacant due to consolidating our operations or are fully sublet.

Legal Proceedings

We are involved in ordinary and routine litigation and matters incidental to our business. Specifically, there have been various settled, pending and threatened litigation that allege we exceeded the print run limitation or other restrictions in licenses granted to us to reproduce photographs in our instructional materials. While management believes that there is a reasonable possibility we may incur a loss associated with the pending and threatened litigation, we are not able to estimate such amount, but we do not expect any of these matters to have a material adverse effect on our results of operations, financial position or cash flows. We have insurance in such amounts and with such coverage and deductibles as management believes is reasonable. There can be no assurance that our liability insurance will cover all events or that the limits of coverage will be sufficient to fully cover all liabilities.

MANAGEMENT

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position
Executive Officers
Linda K. Zecher	60	President, Chief Executive Officer and Director
Eric L. Shuman	58	Executive Vice President and Chief Financial Officer
William F. Bayers	58	Executive Vice President, Secretary and General Counsel
Timothy L. Cannon	58	Executive Vice President, Strategy and Alliances
Mary J. Cullinane	46	Chief Content Officer and Executive Vice President, Corporate Affairs
Lee R. Ramsayer	48	Executive Vice President, U.S. Sales
John K. Dragoon	53	Executive Vice President and Chief Marketing Officer
Gary L. Gentel	60	President, HMH Trade Publishing
Joanne M. Karimi	55	Executive Vice President, Human Resources
Brook Colangelo	35	Senior Vice President and Chief Information Officer
Mark P. Short	49	Senior Vice President, International Markets

Directors
Lawrence K. Fish	68	Chairman of the Board
John R. McKernan, Jr.	65	Director and Chair of Compensation Committee
John F. Killian	58	Director and Chair of Audit Committee
L. Gordon Crovitz	55	Director
Sheru Chowdhry	39	Director
Jill A. Greenthal	57	Director and Chair of Nominating, Ethics and Governance Committee
E. Rogers Novak, Jr.	65	Director
Jonathan F. Miller	56	Director
Linda K. Zecher	60	Director

The following information provides a brief description of the business experience of each executive officer and director.

Executive Officers

Linda K. Zecher, President, Chief Executive Officer and Director

Linda K. Zecher joined the Company in September 2011 as President, Chief Executive Officer and Director. Previously, she served as Corporate Vice President of Microsoft’s Worldwide Public Sector organization since 2009. She also served as Microsoft’s Vice President Public Sector, Americas and Asia Pacific from 2008 to 2009, and as Vice President, U.S. Public Sector from 2003 to 2008. Prior to joining Microsoft in 2003, Ms. Zecher held leadership positions with Texas Instruments, Bank of America, PeopleSoft, Oracle and Evolve Corp. She currently serves on the U.S. State Department’s Board for Overseas Schools, the Focused Ultrasound Surgery Foundation Advisory Council, and the Emily Couric Leadership Forum. Ms. Zecher is also a former member of the Intelligence National Security Association, the Virginia Piedmont Technology Council, and James Madison University’s Board of Visitors. Ms. Zecher’s extensive sales, marketing and technology experience enables her to provide the Company with effective leadership in the conduct of its rapidly changing business.

Eric L. Shuman, Executive Vice President, Chief Financial Officer

Eric L. Shuman joined the Company in October 2009 as Chief Operating Officer and was appointed Chief Financial Officer in late 2011 following the appointment of President and CEO Linda Zecher. In this role, Mr. Shuman oversees finance and operations across the organization. Prior to joining the Company, Mr. Shuman served as Chief Executive Officer of Thomson Lifelong Learning Group, a division of The Thomson Corporation, which specializes in training, skills assessment, and higher education publishing. Previously, Mr. Shuman was Senior Vice President and Chief Financial Officer for Thomson Learning, and Chief Financial Officer for Thomson Newspapers. In those capacities, he led several business integrations, restructurings and significant mergers and acquisitions, spanning fifteen years with Thomson.

William F. Bayers, Executive Vice President, Secretary and General Counsel

William F. Bayers joined the Company in May 2007 as Senior Vice President, Secretary and General Counsel and was made Executive Vice President, Secretary and General Counsel in March 2008. Previously, he served as Vice President and General Counsel of Harcourt Education Group. Mr. Bayers oversees all legal, regulatory and corporate matters for the Company.

Timothy L. Cannon, Executive Vice President, Strategy and Alliances

Before joining the Company in November 2011, Timothy L. Cannon was Senior Director of Business Strategy for Microsoft’s Worldwide Public Sector organization from September 2008 to November 2011, where he oversaw the development and execution of business strategies to better serve Government, Education and Health customers and partners worldwide. Prior to that role, Mr. Cannon was Senior Director of Business Strategy for Microsoft’s U.S Public Sector from October 2006 to September 2008. He has also held leadership roles at companies like Digital Equipment Corporation and Oracle. Mr. Cannon is the Chairman of the Advisory Board of the Center for Entrepreneurship and Innovation at the University of Florida.

Mary J. Cullinane, Chief Content Officer and Executive Vice President, Corporate Affairs

Mary J. Cullinane joined the Company in February 2012. As Chief Content Officer and Executive Vice President of Corporate Affairs, Ms. Cullinane oversees the strategy and development of next generation content and applications as well as all HMH communications and philanthropic activities. Previously, Ms. Cullinane served an 11-year career at Microsoft, most recently serving as their Worldwide Senior Director, Innovation and Education Policy. At Microsoft, she focused on driving innovative programs and initiatives including National Program Manager of the Anytime Anywhere Learning, creator of the Microsoft Innovation Center Awards, and National Manager of Microsoft’s K–12 marketing, programs and strategic investments. Prior to that, Ms. Cullinane was an educator for 10 years at a regional high school in the state of New Jersey.

Lee R. Ramsayer, Executive Vice President, U.S. Sales

Before joining the Company in February 2012, Lee R. Ramsayer served as Senior Vice President of Sales for Monster Worldwide, Inc.’s Government Solutions sector. Prior to his role at Monster, Mr. Ramsayer served as Manager, Government Sales and Consulting Services for Microsoft from January 2004 to February 2005. Mr. Ramsayer currently serves on the board of Innovate Education, a national organization focused on STEM education.

John K. Dragoon, Executive Vice President and Chief Marketing Officer

John K. Dragoon joined the Company in April 2012. Previously, he served as Chief Marketing Officer and Channel Chief of Novell from October 2003 to April 2011, where he led the company’s Marketing and Partner programs for over seven years. Prior to joining Novell, Mr. Dragoon served as Senior Vice President, Marketing and Product Management at Art Technology Group (“ATG”) from 2002 to 2003. Before ATG, Mr. Dragoon served as Vice President, Operations at Internet Capital Group from 2000 to 2002. Mr. Dragoon also spent more than 16 years at IBM, where he held a number of marketing and sales positions.

Gary L. Gentel, President, HMH Trade Publishing

Gary L. Gentel joined the Company in October 2003 as Corporate Vice President and Director of Trade Sales and was promoted to Interim President of the combined Trade Group in July 2007. He was given the permanent position in December of that year. Previously, he served as President of Candlewick Press—a children’s publisher based in Cambridge, SVP of Trade Sales at Scholastic Books, and SVP and Publisher of The Grosset and Dunlap Group at GP Putnam’s Sons—now a division of Penguin Books. Mr. Gentel started his publishing career as a Sales Representative at Random House in 1980, rising to VP of Children’s Sales by 1990.

Joanne M. Karimi, Executive Vice President, Human Resources

Joanne M. Karimi joined the Company in February 2011. From June 2010 to November 2010, Ms. Karimi served as Leader of Human Capital for PacifiCord, the U.S. subsidiary of a Taiwan-based Biomedical company called Health Banks that specializes in biotechnology, stem cell therapy, and cord blood processing and storage. Prior to her role at Pacificord, Ms. Karimi worked as an independent consultant from January 2008 until June 2010 and as Executive Vice President, Human Resources for CCI Valve, a company focused on design and manufacture of severe service control and isolation valves for the severe service applications of the power, oil and gas and nuclear industries, from July 2007 to September 2008. She also worked at Faro Technologies from August 1998 to April 2007.

Brook Colangelo, Senior Vice President and Chief Information Officer

Brook Colangelo joined the Company in January 2013 from the Executive Office of the President and the White House where he held the role of Chief Information Officer (“CIO”) from January 2009 to January 2013. In November 2008 he joined President-Elect Obama’s team as Deputy Technology Team Leader to lead the technology effort for the Obama-Biden transition project. From June 2007 to November 2008 he was the CIO for the Democratic National Convention Committee. He also held senior IT leadership roles with The American Red Cross’ Hurricane Recovery Program and QRS Newmedia.

Mark P. Short, Senior Vice President, International Markets

Mark P. Short joined the Company in November 2012 from Pearson Education where he served as Senior Vice President, Sales and Marketing, English Language Training from August 2008 to October 2012. He had served as Vice President, Sales and Marketing for Pearson Education from February 2007 to August 2008. Prior to that, he held a number of senior regional management, sales and marketing roles across Asia Pacific, Latin America, and Europe as part of Pearson’s global education business. As head of the International Markets division, Mr. Short leads a sales, marketing and business development team responsible for extending the Company’s global footprint across key markets in Asia Pacific, Latin America and the Middle East.

Directors

Lawrence K. Fish, Director and Chairman of the Board

Lawrence K. Fish has served as a member of the board of directors since August 2010 and Chairman of the Board since January 2011. Mr. Fish served as Chairman and Chief Executive Officer of Citizens Financial Group, Inc. (“Citizens”) from 2005 to 2008 and before as Chairman, President and Chief Executive Officer, from 1992, of Citizens. Mr. Fish is a member of the Corporation (Board of Trustees) of Massachusetts Institute of Technology. He serves on the boards of Textron Inc., Tiffany & Co., and NBH Holdings Corp. He is also an Honorary Trustee of the Brookings Institution in Washington D.C. Mr. Fish’s extensive experience in the areas of finance, marketing, general management and corporate governance enables him to provide the Company with effective leadership on the board of directors.

John R. McKernan, Jr., Director and Chair of Compensation Committee

John R. McKernan, Jr. served as a member of the board of directors from August 2010 through June 2012 and rejoined the board in September 2012. Mr. McKernan is currently Chairman and Chief Executive Officer of McKernan Enterprises, Inc., in Portland, Maine. He is the former Chairman of Education Management

Corporation, a provider of post-secondary education in North America, where he served as Chief Executive Officer from September 2003 until February 2007 and continues to serve as a director. Mr. McKernan is a director of BorgWarner Inc. and served as Governor of the State of Maine from 1987 to 1995. Mr. McKernan is currently Chairman of the Board of Directors of The Foundation for Maine’s Community Colleges and served on the board of the U.S. Chamber of Commerce’s Institute for a Competitive Workforce. Mr. McKernan brings to the board superior leadership capabilities, knowledge of the legal and legislative processes and significant prior experience as a director.

John F. Killian, Director and Chair of Audit Committee

John F. Killian has served as a member of the board of directors since January 2011. Mr. Killian was Executive Vice President for Verizon and served as Verizon’s Chief Financial Officer from March 2009 through October 2010. Prior to becoming CFO, Mr. Killian was President of Verizon Business from October 2005 until March 2009, the Senior Vice President and Chief Financial Officer of Verizon Telecom from June 2003 until October 2005, and the Senior Vice President and Controller of Verizon Telecom from April 2002 until June 2003. Mr. Killian serves on the board of directors at ConEdison Inc. and is a Chairman of the Board of Providence College. Mr. Killian brings extensive financial expertise to the board, as well as significant management and leadership experience.

L. Gordon Crovitz, Director

L. Gordon Crovitz has served as a member of the board of directors since August 2012. From 1980-2007 Mr. Crovitz held a number of positions with Dow Jones and the Wall Street Journal culminating in his role as Executive Vice President for Dow Jones and Publisher of The Wall Street Journal. He was co-founder of e-commerce software company Press+ in 2009. Mr. Crovitz serves on the Board of Directors at Minneapolis Star Tribune, Business Insider, Blurb and Marin Software. He is on the board of the American Association of Rhodes Scholars. Mr. Crovitz’s management roles in the publishing industry and extensive experience as a director enables him to provide the Company with valuable guidance.

Sheru Chowdhry, Director

Sheru Chowdhry served as a member of the board of directors from March 2010 through March 2012 and rejoined the board in June 2012. Mr. Chowdhry joined Paulson & Co. Inc., a hedge fund, in 2004 as a Senior Vice President and has been a Managing Director and Head of Distressed & Bankruptcy Research since 2008. Previously, he was a research analyst at DebtTraders Inc., covering distressed and bankrupt securities, and an investment banker in the Mergers & Acquisitions Group at JP Morgan Securities. Mr. Chowdhry’s financial expertise and significant experience with debt and equity capital markets render him a valuable member of the board.

Jill A. Greenthal, Director and Chair of Nominating, Ethics, and Governance Committee

Jill A. Greenthal has served as a member of the board of directors since June 2012. Ms. Greenthal has been a Senior Advisor in Private Equity at the Blackstone Group since 2007, working closely with the company’s global media and technology teams to assist in investments in those sectors. She also currently serves as a director of Akamai Technologies, Michaels Stores and The Weather Channel Companies. Prior to 2007, Ms. Greenthal was an investment banker and partner at Blackstone and Credit Suisse First Boston. Ms. Greenthal has extensive experience in the media industry and in advising technology and media companies, which enables her to provide valuable guidance to the Company.

E. Rogers Novak, Jr., Director

E. Rogers Novak, Jr. has served as a member of the board of directors since November 2012. He is a founder and managing member of Novak Biddle Venture Partners, an early-stage venture fund focused on investment opportunities in businesses focused on education, security, big data analytics, and business-to-business-to-consumer. Mr. Novak formerly served as Lead Director of Blackboard which was acquired by Providence Equity Partners. Mr. Novak currently serves on several private company boards and is a member of the External Relations Council for the Department of Homeland Security’s Predict project. He also serves on the Board of Trustees for Kenyon College where he sits on the Budget, Financial and Audit Committee and the Information Resources Committee. From 2008 to 2011, Mr. Novak held a seat on the Board of the National Venture Capital Association and was their Treasurer and a member of their Executive Committee from 2009 to 2011. Mr. Novak’s significant prior experience as a director, especially in the education technology sector, render him a valuable member of the board.

Jonathan F. Miller, Director

Jonathan F. Miller joined the board of directors in May 2013. Mr. Miller served as the Chairman and Chief Executive Officer of the Digital Media Group at News Corp. and was its Chief Digital Officer from April 2009 to September 2012. Previously, Mr. Miller was the Founder and Partner at Velocity Interactive Group, an investment firm focusing on internet and digital media, from its inception in February 2007 to April 2009. Prior to founding Velocity, Mr. Miller served as the Chief Executive Officer of America Online, Inc., or AOL and previously as Chief Executive Officer and President of USA Information and Services. Mr. Miller is a trustee of the American Film Institute and The Paley Center for Media. Mr. Milller serves on the boards of TripAdvisor and Shutterstock. Mr. Miller has extensive experience in the internet and digital media industry, which enables him to provide valuable guidance to the Company.

Board of Directors

The Company’s board of directors is currently composed of nine individuals, one of whom is the Chief Executive Officer. Our amended and restated certificate of incorporation and amended and restated by-laws will provide that our board of directors will consist of no less than              nor more than              persons. The exact number of members of our board of directors will be determined from time to time by our board of directors. Vacancies and newly created directorships on the board of directors may be filled by the remaining directors.

Director Independence

A majority of our directors must be “independent” as such term is defined by the applicable rules and regulations of NASDAQ and the federal securities laws. We have determined that Lawrence K. Fish, John R. McKernan, Jr., John F. Killian, L. Gordon Crovitz, Sheru Chowdhry, Jill A. Greenthal, E. Rogers Novak, Jr., and Jonathan F. Miller are independent.

Director Nomination Agreement

Prior to this offering, we entered into an amended and restated director nomination agreement with investment funds and managed accounts affiliated with Paulson that will become effective upon the closing of this offering. Under the nomination agreement prior to such amendment and restatement, Paulson has the right to nominate two directors to our board of directors, one of whom must be “independent” under New York Stock Exchange Standards. The current independent director nominated by Paulson is Mr. McKernan and the other director currently nominated by Paulson (the “Holder Director”) is Mr. Chowdhry. Paulson’s right to nominate the independent director will terminate upon the consummation of this offering. Under the amended and restated director nomination agreement, Paulson’s right to nominate the Holder Director will not terminate upon the consummation of this offering but will continue so long as Paulson holds at least 15% of our issued and outstanding common stock.

Under the amended and restated director nomination agreement, we have agreed to take all actions reasonably necessary to ensure that Paulson’s nominee is included in the board of directors’ slate of nominees for each election of directors, the nominee is included in our proxy statement for each stockholder meeting to elect directors and each replacement nominee is elected by our board of directors to fill a vacancy created by the Holder Director or as a replacement. If requested by Paulson, we have also agreed to cause the Holder Director to be designated as a member of each committee of our board of directors unless the designation would violate legal restrictions or the rules and regulations of the national securities exchange on which our common stock is listed. If the Holder Director is not Mr. Chowdhry, the nominee must be selected in consultation with our nominating, ethics and governance committee. Under the amended and restated director nomination agreement, if Paulson transfers at least 15% of our issued and outstanding common stock to a transferee, the nominating rights with respect to the Holder Director (and any successor in the event of a vacancy) may be assigned to that transferee subject to our consent (which may not be unreasonably withheld) but may not be assigned to any subsequent transferees.

Board of Directors Committees

Our board of directors has three committees: the audit committee, the compensation committee and the nominating, ethics and governance committee.

Messrs. Killian, Chowdhry, Fish, Novak and Ms. Greenthal serve on the audit committee, which oversees and meets with management, the internal auditors and the independent auditors to review internal accounting controls and accounting, auditing, and financial reporting matters. Our audit committee recommends to the board of directors the appointment of our independent auditors, reviews and approves the scope of the annual audits of our financial statements, reviews our internal controls over financial reporting, reviews and approves any non-audit services performed by the independent auditors, reviews the findings and recommendations of the internal and independent auditors and periodically reviews major accounting policies. Mr. Killian is the chair of the audit committee and is the audit committee “financial expert” under the rules of the SEC implementing Section 407 of the Sarbanes-Oxley Act of 2002.

Messrs. McKernan, Chowdhry, Crovitz, Fish, Killian and Miller serve on the compensation committee, which reviews the compensation of our executive officers, executive bonus allocations and other compensation matters. Our compensation committee reviews our compensation philosophy and strategy and considers the material risks that face us in evaluating compensation, administers incentive compensation and stock option plans, reviews the CEO’s performance and compensation, reviews recommendations on compensation of other executive officers and reviews other special compensation matters, such as executive employment agreements. Mr. McKernan is the chair of the compensation committee.

Ms. Greenthal and Messrs. Crovitz, Fish, Miller and Novak serve on the nominating, ethics and governance committee, which identifies individuals qualified to become members of the board of directors, develops and recommends corporate governance guidelines and oversees the evaluation of the board of directors and management. Ms. Greenthal is the chair of the nominating, ethics and governance committee.

Code of Ethics

We have adopted a Code of Conduct policy which applies to all officers and employees of the Company. The Code Conduct is the foundation of our ethics and compliance program and covers a wide range of areas. Many of our policies are summarized in the Code of Conduct, including our policies regarding conflict of interest, honest and ethical conduct, discrimination and harassment, confidentiality and compliance with laws and regulations applicable to the conduct of our business. All employees are required to comply with the Code of Conduct and are subject to disciplinary action, including termination, for violations. The Code of Conduct is published on our website at www.hmhco.com under the heading “Investor Relations” and is also available in print to any person who requests it by writing to: Houghton Mifflin Harcourt, Investor Relations, 222 Berkeley Street, Boston, Massachusetts 02116. Any amendments to the Code of Conduct or the grant of a waiver from a provision of the Code Conduct requiring disclosure under applicable SEC rules will be disclosed on our website. Under our Code of Conduct all employees have a duty to report any violation or suspected violation of the policy or the law to the appropriate personnel as identified in the policy.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Program Philosophy and Objectives

Following the Company’s emergence from bankruptcy in June 2012, we implemented a compensation program designed to help us attract and retain a management team capable of implementing our plan of reorganization. To be successful, our employees needed to overcome uncertain economic conditions. Therefore, we structured a compensation program designed to protect our assets in the near-term and position us for future growth. Now that the Company has successfully emerged from bankruptcy, the current Compensation Committee plans to do a thorough review of the Company’s compensation goals and policies, and overall compensation objectives in 2013 for 2014 to ensure that its compensation programs continue to align executive compensation of key employees with the best interests of stockholders by rewarding performance based upon the attainment of annual financial and strategic goals.

The goal of the Company’s compensation program for its named executive officers is the same as for the entire Company, which is to foster compensation policies and practices that attract, engage, and motivate high caliber talent by offering a competitive pay and benefits program. The Company is committed to a total compensation philosophy and structure that provides flexibility in responding to market factors; rewards and recognizes superior performance; attracts highly skilled, experienced, and capable employees; and is fair and fiscally responsible. Most of the Company’s compensation elements simultaneously fulfill one or more of our performance, alignment, or retention objectives.

The Process of Setting Executive Compensation

Our Compensation Committee meets throughout the year to evaluate the performance of our named executive officers, to determine their bonuses for the prior fiscal year, to establish the individual and corporate performance objectives for each executive for the current fiscal year, and to consider and approve any grants of equity incentive compensation. Our Compensation Committee also reviews the appropriateness of the financial measures used in our incentive plans and the degree of difficulty in achieving specific performance targets. Our Compensation Committee engages in an active dialogue with our Chief Executive Officer concerning strategic objectives and performance targets. All Compensation Committee decisions are recommended to the board of directors and the board of directors ultimately makes the final determination.

In making compensation decisions, the Compensation Committee considers the following:

•	Company Performance. The Compensation Committee reviews the Company’s operational performance and the achievement of its pre-established goals for the fiscal year.

•

Executives’ Performance. The Compensation Committee evaluates an executive’s performance during the year including leadership qualities, responsibilities, and contribution to the Company’s performance. The relative importance of each factor varies among the Company’s named executive officers depending on their positions and the particular operations or functions for which they are responsible.

•

Recommendations of the Chief Executive Officer. The Compensation Committee considers the recommendations of the Company’s Chief Executive Officer, who assesses the performance of the other named executive officers and adjustments to their base salary and other elements of compensation.

Management’s Role in the Compensation-Setting Process

Our Chief Executive Officer, Ms. Zecher, plays a significant role in the compensation-setting process. Ms. Zecher evaluates the performance of the other named executive officers, recommends business performance targets and objectives for the other named executive officers, and recommends salary and bonus levels and option awards for other executive officers. All recommendations of Ms. Zecher are subject to Compensation Committee approval. Ms. Zecher’s compensation, performance targets, and objectives are reviewed by the Compensation Committee and upon approval are recommended to the board of directors. The board of directors sets Ms. Zecher’s compensation.

Elements of Executive Compensation

Base Salary

Base pay provides executives with a base level of regular income. In determining a named executive officer’s base salary, we consider the executive’s qualifications, experience, and industry knowledge, the quality and effectiveness of their leadership at our Company, the scope of their responsibilities and future potential, the goals and objectives established for the executive, the executive’s past performance, internal pay equity, and other factors as deemed appropriate. In addition, we consider the other components of executive compensation and the mix of performance pay to total compensation. The Compensation Committee does not apply any specific weighting to these factors. The minimum salaries for the named executive officers are as reflected in applicable employment agreements.

The 2012 annual base salaries for our named executive officers were as follows:

Named Executive Officer	Salary
Linda Zecher	$750,000
Eric Shuman	$500,000
John Dragoon	$400,000
Bethlam Forsa	$400,000
William Bayers	$400,000

Annual Cash Bonus

Our bonus program is intended to motivate and reward performance by providing incentive bonuses based upon meeting and exceeding individual and Company performance goals. Other than for our Chief Executive Officer, we award annual incentive bonuses under a bonus plan (the “Bonus Plan”). Each named executive officer has a specified payout target as a percentage of base salary based on the executive’s position and level of responsibility. The named executive officers had the following bonus targets (as a percentage of base salary) for 2012:

Named Executive Officer	Bonus Target Percentages
Linda Zecher	125%
Eric Shuman	100%
John Dragoon	100%
Bethlam Forsa	100%
William Bayers	100%

Under the Bonus Plan, the total maximum bonus for each executive is allocated between two bonus objectives—individual performance (25%) and EBITDA (75%) as established in the Company’s annual budget. The relative weight or percentage of the maximum available bonus for each objective is based on the importance of the objective for the year and the ability of the executive to influence the result. The payout based on the applicable financial metrics is determined in accordance with the following schedule:

% Achievement of EBITDA Target	Payout as a Percentage of EBITDA Component of Total Maximum Bonus Opportunity
0% - 89.79%	0.0%
89.8% - 92.99%	25.0%
93.0% - 96.49%	50.0%
96.5% - 99.99%	75.0%
100% - 101.79%	100.0%
101.8% - 103.49%	120.0%
103.5% and up	140.0%

For 2012, the Company’s Operating EBITDA target was $301 million. The Bonus Plan is meant to be self-funding and although the Company achieved its $301 million operating EBITDA target, there was not sufficient funding to pay 100% of the bonus level. Therefore, the EBITDA component of the bonus was paid at the 75% level subject to adjustments made by the Chief Executive Officer and approved by the board of directors.

With respect to our named executive officers other than Ms. Zecher, Ms. Zecher recommends to the board of directors the size of an award by considering his or her individual performance as measured against pre-set individual performance targets and objectives. Each named executive officer receives his or her bonus amount based on the assessment of individual performance relative to such predetermined specific performance goals. With respect to our Chief Executive Officer, the Compensation Committee reviews and evaluates her performance against pre-set performance goals determined by the Compensation Committee.

Ms. Zecher’s performance objectives included an EBITDA target and personal objectives. Based on its review of Ms. Zecher’s 2012 performance, the Compensation Committee determined that Ms. Zecher achieved substantially all of her goals, and awarded a bonus equal to 96% of her target bonus.

The personal objectives for each of Messrs. Shuman, Dragoon and Bayers, which comprised 25% of his respective target bonus, were substantially consistent with Ms. Zecher’s personal objectives, and were deemed by the Compensation Committee to have been achieved after taking into account each named executive officer’s respective efforts in connection with the Company’s emergence from bankruptcy, and pro-rating the amount for Mr. Dragoon to reflect the portion of the fiscal year he was actually employed by us. Our Chief Executive Officer recommended that Messrs. Shuman, Dragoon and Bayers be paid an annual bonus in an amount equal to 96%, 62.5% and 100%, respectively, of each officer’s target bonus, and such awards were approved by the Compensation Committee.

Ms. Forsa’s employment with us terminated on January 3, 2013. As part of the negotiation of her separation agreement with us, Ms. Forsa was awarded 100% of her target bonus.

Equity Incentives

Equity awards are a significant component of our executive officer compensation. In connection with our emergence from bankruptcy all awards granted prior to our emergence from bankruptcy were cancelled. All equity awards are now granted under our 2012 Management Incentive Plan (the “MIP”), which is designed to align the interests of our stockholders and executive officers by increasing the proprietary interest of our executive officers in our growth and success, to advance our interests by attracting and retaining key employees, and motivating such executives to act in our long-term best interests. We grant equity awards to promote the success and enhance the value of the Company by providing participants with an incentive for outstanding performance. Equity-based awards also provide the Company with the flexibility to motivate, attract, and retain the services of employees upon whose judgment, interest, and special effort the successful conduct of our operation is largely dependent. We believe that equity awards provide long-term incentives to executive officers because they tie the executive officers’ financial interests to those of our shareholders.

As part of the negotiations with creditors in connection with our emergence from bankruptcy, we established the overall size of the option pool (10% of the fully-diluted outstanding shares) as well as the allocation of initial grants under the MIP to executive officers, which are set forth below:

Named Executive Officer	Stock Options Granted (#)	Percentage of Fully-Diluted Outstanding Shares
Linda Zecher	1,842,105	2.25%
Eric Shuman	818,714	1.00%
John Dragoon	614,035	0.75%
Bethlam Forsa	491,228	0.60%
William Bayers	327,485	0.40%

The exercise price of all stock options granted by the board of directors cannot be less than 100% of the fair value (as determined under the MIP) of the common stock on the date of the grant. The stock options granted in fiscal 2012 have an exercise price of $25.00 per share, which is equal to the value of our common stock established in the Plan of Reorganization as of the date of emergence from bankruptcy. Stock options generally are subject to a four-year vesting schedule and expire seven years after the date of grant.

Employee Benefits

Executive officers participate in other employee benefit plans generally available to all employees on the same terms, such as a 401(k) plan with a Company matching contribution. In addition, certain executive officers participate in an executive life insurance plan. We also provide parking, tax preparation, moving expenses, and tax gross-ups for moving expenses to certain of our named executive officers. These plans are designed to enable us to attract and retain our workforce in a competitive marketplace.

Change in Control Severance Plan

We believe that companies should provide reasonable severance benefits to executive officers due to the greater level of difficulty they face in finding comparable employment in a short period of time and greater risk of job loss or modification as a result of a change-in-control transaction than other employees. In recognition of the need to retain key personnel during a period of significant change and uncertainty, we adopted the HMH Holdings (Delaware), Inc. Change in Control Severance Plan (the “Change in Control Severance Plan”) in December 2012. The Change in Control Severance Plan is designed (i) to retain our executives and (ii) to align their interests with our stockholders’ interests so that they can consider transactions that are in the best interests of our stockholders and maintain their focus without concern regarding how any such transaction might personally affect them. The Change in Control Severance Plan provides for “double trigger” severance payments, which means that both a change in control and a termination of employment must occur in order for a named executive officer’s severance benefits to be triggered in connection with a change in control.

See “—Potential Post-Employment Payments Upon Termination or Change in Control” for a more detailed description of the benefits payable under the Change in Control Severance Plan.

Reasonableness of Compensation

The Compensation Committee does not adhere to rigid formulas when determining the amount and mix of compensation elements. Compensation elements for each executive are reviewed in a manner that optimizes the executive’s contribution to the Company and reflects an evaluation of the compensation paid by the Company’s competitors. The Compensation Committee reviews both current pay and the opportunity for future compensation to achieve an appropriate mix between equity incentive awards and cash payments in order to meet its objectives. The mix of compensation elements is designed to reward recent results and motivate long-term performance through a combination of cash and equity incentive awards.

Summary Compensation Table For Fiscal Year 2012

The following table sets forth the cash and non-cash compensation paid by us or incurred on our behalf to our named executive officers during 2012, our last completed fiscal year.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($) (2)	All Other Compensation ($) (3)	Total ($)
Linda Zecher	2012	750,000	—	—	10,205,262	900,000	67,409	11,922,671
Chief Executive Officer

Eric Shuman	2012	500,000	—	—	4,535,676	480,000	17,075	5,532,751
Executive Vice President/ Chief Financial Officer

John Dragoon (4)	2012	284,615	—	—	3,401,754	250,000	3,915	3,940,284
Executive Vice President/
Chief Marketing Officer

Bethlam Forsa (5)	2012	400,000	—	—	2,721,403	400,000	7,350	3,528,753
Executive Vice President/ K-12 Product Development

William Bayers	2012	400,000	—	—	1,814,267	400,000	26,420	2,640,687
Executive Vice President/ General Counsel, Secretary

(1)	Represents the aggregate grant date fair value of stock options granted during the year in accordance with the Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 718, Stock Compensation (disregarding any forfeiture assumptions). See Note 12 to our consolidated financial statements included elsewhere in this prospectus for the assumptions made in determining these values. These values do not correspond to the actual values that may be realized by our named executive officers for these awards.
(2)	Represents awards made pursuant to the Bonus Plan in respect of the year indicated, although the awards were actually paid in the following year.
(3)	For Ms. Zecher, this amount represents Company-paid life insurance premiums ($12,564); parking ($5,220); moving expenses ($29,843); and tax gross-ups for moving ($19,782). For Mr. Shuman, this amount represents employer matching contributions to our 401(k) plan ($7,350); parking ($5,220); and Company-paid life insurance premiums ($4,505). For Mr. Dragoon, this amount represents parking ($3,915). For Ms. Forsa, this amount represents employer matching contributions to our 401(k) plan ($7,350). For Mr. Bayers, this amount represents employer matching contributions to our 401(k) plan ($7,350); parking ($5,220); tax preparation assistance ($1,571); and Company-paid life insurance premiums ($12,279).
(4)	Mr. Dragoon was hired effective April 9, 2012.
(5)	Ms. Forsa’s employment terminated effective January 3, 2013.

Grants of Plan-Based Awards For Fiscal Year 2012

The following table details grants to our named executive officers during 2012:

	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			All Other Option Awards: Number of Securities Underlying Options(#) (3)	Exercise Price of Option Awards($)	Grant Date Fair Value of Option Awards($) (2)
		Threshold ($)	Target ($)	Maximum ($)
Linda Zecher	6/22/12	—	937,500	—	1,842,105	25.00	10,205,262

Eric Shuman	6/22/12	218,750	500,000	650,000	818,714	25.00	4,535,676

John Dragoon	6/22/12	175,000	400,000	520,000	614,035	25.00	3,401,754

Bethlam Forsa	6/22/12	175,000	400,000	520,000	491,228	25.00	2,721,403

William Bayers	6/22/12	175,000	400,000	520,000	327,485	25.00	1,814,267

(1)	For a description of the material terms of these awards, please see “Compensation Discussion and Analysis—Elements of Executive Compensation—Annual Cash Bonus.”
(2)	We estimated the fair value of option awards on the grant date using the Black-Scholes option-pricing model and in accordance with the FASB ASC Topic 718. See Note 12 to our consolidated financial statements included elsewhere in this prospectus for the assumptions made in determining these values.
(3)	For Ms. Zecher, the options vested 25% on the date of grant and vest 25% on June 22, 2013, June 22, 2014 and June 22, 2015. For all other executives, the options vest over four years with 25% vesting on June 22, 2013, June 22, 2014, June 22, 2015 and June 22, 2016.

Employment Agreements

We have entered into an employment agreement with each of our named executive officers. For a description of the severance benefits each executive officer is entitled to receive upon a termination of employment pursuant to the terms of his or her employment agreement, please see “—Potential Post-Employment Payments Upon Termination or Change in Control.”

Linda Zecher

We have entered into a new employment agreement with Ms. Zecher (the “New Zecher Agreement”), effective August 1, 2013. Ms. Zecher’s prior employment agreement (the “Prior Zecher Agreement”) provided that Ms. Zecher would continue to serve as our President and Chief Executive Officer until her employment was terminated by us or by Ms. Zecher, which could have been at any time, with or without cause, subject to the provisions of the Prior Zecher Agreement. In consideration for her receipt of stock options, the agreement contained a covenant not to engage in any business that competes with us or to solicit employees or customers during the term of her employment and for a period of one year thereafter, as well as non-disparagement, confidentiality, and intellectual property provisions. The provisions of the Prior Zecher Agreement that related to equity grants were no longer effective following our emergence from bankruptcy.

Ms. Zecher was entitled to receive an annual base salary of $750,000 and was eligible for an annual target bonus of 125% of her base salary based on the achievement of performance goals established by our board of directors for such fiscal year. Ms. Zecher was entitled to four weeks of vacation per year.

The New Zecher Agreement provides that Ms. Zecher will continue to serve as our President and Chief Executive Officer until her employment is terminated by us or by Ms. Zecher, which may be at any time, with or without cause, subject to the provisions of the New Zecher Agreement. The New Zecher Agreement provides for Ms. Zecher to be a member of our board of directors, and for her to receive the following compensation and benefits: (i) a three-year term with extensions for successive one-year periods thereafter unless either party gives notice of non-renewal at least ninety days in advance; (ii) a base salary of $850,000 through the end of 2013 and a base salary of $935,000 beginning January 1, 2014 (subject to annual review for increases only); (iii) a target annual bonus equal to 125% of base salary (actual payment may be more or less, based on actual performance); (iv) a signing bonus of $1,000,000 (which was paid on August 12, 2013); (v) 55,000 RSUs, subject to annual vesting in three equal tranches on the first, second and third anniversaries of August 1, 2013, subject to Ms. Zecher’s continued employment; and (vi) four weeks paid vacation, and participation in all group health, life and disability plans, retirement plans and other employee benefits on a basis consistent with other senior executives. The New Zecher Agreement further provides that Ms. Zecher is entitled to be indemnified for her acts and omissions (to the maximum extent permitted by law) and is covered by our directors and officers liability insurance policy to the same extent as members of the board of directors. Ms. Zecher also confirmed her obligations under her existing restrictive covenant agreement, which include a covenant not to engage in any business that competes with us or to solicit employees or customers during the term of her employment and for a period of one year thereafter, as well as non-disparagement, confidentiality and intellectual property provisions.

Eric Shuman

We have entered into a new employment agreement with Mr. Shuman (the “New Shuman Agreement”), effective August 1, 2013. Mr. Shuman’s prior employment agreement (the “Prior Shuman Agreement”) provided that Mr. Shuman would continue to serve as our Executive Vice President/Chief Financial Officer until his employment was terminated by us or by Mr. Shuman, which could have been at any time, with or without cause, subject to the provisions of the Prior Shuman Agreement. In consideration for his receipt of stock options, the agreement contained a covenant not to engage in any business that competes with us or to solicit employees or customers during the term of his employment and for a period of one year thereafter, as well as non-disparagement, confidentiality, and intellectual property provisions.

Mr. Shuman was entitled to receive an annual base salary of $500,000, and in accordance with the terms of his employment agreement, the Bonus Plan, and our benefit policies, was eligible for an annual target bonus of 100% of his base salary. Mr. Shuman was entitled to four weeks of vacation per year.

The New Shuman Agreement provides that Mr. Shuman will continue to serve as our Executive Vice President and Chief Financial Officer until his employment is terminated by us or by Mr. Shuman, which may be at any time, with or without cause, subject to the provisions of the New Shuman Agreement. The New Shuman Agreement provides for the following compensation and benefits: (i) a three-year term with extensions for successive one-year periods thereafter unless either party gives notice of non-renewal at least ninety days in advance; (ii) a base salary of $550,000 through the end of 2013 and a base salary of $575,000 beginning January 1, 2014 (subject to annual review for increases only); (iii) a target annual bonus equal to 100% of base salary (actual payment may be more or less, based on actual performance); (iv) 10,000 RSUs, subject to annual vesting in three equal tranches on the first, second and third anniversaries of August 1, 2013, subject to Mr. Shuman’s continued employment; and (v) four weeks paid vacation, and participation in all group health, life and disability plans, retirement plans and other employee benefits on a basis consistent with other senior executives. The New Shuman Agreement further provides that Mr. Shuman is entitled to be indemnified for his acts and omissions (to the maximum extent permitted by law) and is covered by our directors and officers liability insurance policy to the same extent as members of our board of directors. Mr. Shuman also confirmed his obligations under his existing restrictive covenant agreement, which include a covenant not to engage in any business that competes with us or to solicit employees or customers during the term of his employment and for a period of one year thereafter, as well as non-disparagement, confidentiality and intellectual property provisions.

John Dragoon

We entered into an employment agreement on March 27, 2012, with John Dragoon with an effective date of April 9, 2012. Mr. Dragoon’s employment agreement provides that Mr. Dragoon will continue to serve as our Executive Vice President and Chief Marketing Officer until his employment is terminated by us or by Mr. Dragoon, which may be at any time, with or without cause, subject to the provisions of his employment agreement. In consideration for his receipt of stock options, the agreement contains a covenant not to engage in any business that competes with us or to solicit employees or customers during the term of his employment and for a period of one year thereafter, as well as non-disparagement, confidentiality, and intellectual property provisions.

Mr. Dragoon is entitled to receive an annual base salary of $400,000, and in accordance with the terms of his employment agreement, the Bonus Plan, and our benefit policies, is eligible for an annual target bonus of 100% of his base salary. Mr. Dragoon is entitled to four weeks of vacation per year.

Bethlam Forsa

Ms. Forsa’s employment terminated effective January 3, 2013, and we subsequently entered into a separation agreement with her dated January 10, 2013.

Prior to the termination of her employment, Ms. Forsa’s employment agreement provided that Ms. Forsa would serve as our Executive Vice President—Publishing Operations until December 31, 2013, subject to automatic one-year extensions unless either we or Ms. Forsa provided ninety days’ notice not to extend the term or until her employment is terminated by us or Ms. Forsa, which may be at any time, with or without cause, subject to the provisions of her employment agreement. The agreement contained a covenant not to engage in any business that competes with us or to solicit employees or customers during the term of her employment and for a period of one year thereafter, as well as non-disparagement, confidentiality, and intellectual property provisions.

During 2012, Ms. Forsa was entitled to receive an annual base salary of $400,000, and in accordance with the terms of her employment agreement, the Bonus Plan, and our benefit policies, was eligible for an annual target bonus of 100% of her base salary. Ms. Forsa was entitled to four weeks of vacation per year.

William Bayers

Mr. Bayers’ employment agreement provides that Mr. Bayers will continue to serve as our Executive Vice President, General Counsel and Secretary until his employment is terminated by us or by Mr. Bayers, which may be at any time, with or without cause, subject to the provisions of his employment agreement. The employment agreement also contains confidentiality and intellectual property provisions.

Mr. Bayers is entitled to receive an annual base salary of $400,000, and in accordance with the terms of his employment agreement, the Bonus Plan and our benefit policies, is eligible for an annual target bonus of 100% of his base salary. Mr. Bayers’ is entitled to four weeks of vacation per year. He also is entitled to prior service credit for purposes of eligibility under the Company’s post-retirement medical plan.

Outstanding Equity Awards at Fiscal Year-End 2012

	Option Awards
	Number of Securities Underlying Unexercised Options		Option Exercise Price ($)	Option Expiration Date
Name	Exercisable (#) (1)	Unexercisable (#) (2)
Linda Zecher	460,526	1,381,579	25.00	6/21/19
Eric Shuman	—	818,714	25.00	6/21/19
John Dragoon	—	614,035	25.00	6/21/19
Bethlam Forsa	—	491,228	25.00	6/21/19
William Bayers	—	327,485	25.00	6/21/19

(1)	For Ms. Zecher, the options vested 25% on the date of grant and vest 25% on June 22, 2013, June 22, 2014 and June 22, 2015. For all other executives, the options vest over four years with 25% vesting on June 22, 2013, June 22, 2014, June 22, 2015 and June 22, 2016.
(2)	Upon a change of control, all option awards will become immediately vested and exercisable.

Potential Post-Employment Payments Upon Termination or Change in Control

Change in Control Severance Plan

We maintain the Change in Control Severance Plan to help retain key executives by reducing personal uncertainty that may arise from the possibility of a change in control, and to promote their objectivity and neutrality in evaluating transactions that may be in the best interest of the Company and our shareholders. The plan establishes objective criteria to determine whether a change in control has occurred, and provides for severance payments and benefits only on a “double trigger” basis. The “double trigger” design is intended to further our goals to retain key executives upon a change in control.

Each named executive officer participates in the Change in Control Severance Plan. Under this plan, if the executive’s employment is terminated by us other than for “cause” (as defined in the MIP as described below under “Equity Award Provisions”), death or disability, or if the executive resigns for “good reason” within two years after a “change in control” or the period commencing on the date of entry into a definitive agreement or following a public announcement by the Company of a transaction or transactions that would result in a change in control (but not earlier than six months preceding the change in control) (the “Change in Control Protection Period”), then HMH or its successor will be obligated to pay or provide the following benefits upon the employee’s execution of a release of claims:

•	A lump sum payment equal to two times annual base salary; plus

•	A lump sum payment equal to 200% (in the case of Ms. Zecher and Mr. Shuman) or 100% (for other named executive officers) of the officer’s target annual bonus; plus

•	A lump sum payment equal to a pro-rata portion of the target annual bonus.

The plan provides for a cutback of severance payments to the safe harbor amount if the payments would be subject to the excise tax imposed by Section 4999 of the Code but only if such reduction would result in a greater net payment to the executive than he or she would have received without such reduction but after paying the excise tax.

The term “good reason” generally means (a) material adverse change in duties or reporting relationship, (b) reduction in salary or annual bonus opportunity not in connection with an across-the-board reduction for other senior executives of the Company, or (c) forced relocation to a place of employment more than fifty miles from the employee’s place of employment immediately prior to the change in control; provided, however, that no termination of an employee’s employment will constitute a termination for good reason unless (i) the executive has first provided the Company with written notice specifically identifying the acts or omissions constituting the grounds for good reason within thirty days after the executive has or should reasonably be expected to have had knowledge of the occurrence thereof, (ii) the Company has not cured such acts or omissions within thirty days of its actual receipt of such notice, and (iii) the effective date of the employee’s termination for good reason occurs no later than ninety days after the initial existence of the facts or circumstances constituting good reason.

The term “change in control” generally means, unless otherwise provided in any employment agreement between the Company and the applicable employee, the occurrence of any one of the following events:

(i)	any person (as such term is used in Section 13(d) of the Exchange Act) (other than a “permitted holder” (as defined in the Change in Control Severance Plan)), together with its affiliates (other than a permitted holder), is or becomes the beneficial owner, directly or indirectly, of more than 50% of the outstanding common stock or voting power of the Company by merger, consolidation, reorganization, or otherwise;

(ii)	the sale of all or substantially all of the Company’s assets, determined on a consolidated basis, to any person or group (as such term is used in Section 13(d) of the Exchange Act) of persons (other than any permitted holder or their affiliates); or

(iii)	the Company combines with another company if, immediately after such combination, the shareholders of the Company immediately prior to the combination hold, directly or indirectly, less than 50% of the capital stock (of any class or classes) having general voting power under ordinary circumstances, in the absence of contingencies, to elect the directors of the Company of the combined entity; provided, however, that for purposes of this definition, no group will be deemed to have been formed solely by virtue of the execution and delivery of the Restructuring Support Agreement and the Investor Rights Agreement (each as defined in the Change in Control Severance Plan). In addition, the board of directors may specifically provide that an event or transaction that would not otherwise qualify as a Change in Control be treated as a Change in Control for purposes of the Plan.

Equity Award Provisions

According to the terms of our MIP, if a named executive officer’s employment is terminated due to their death or disability or for any other reason except by us for “cause” (as defined below), the unvested portion of their equity awards will expire on the date they are terminated. The vested portion of stock option awards will remain exercisable until the earlier of either the expiration of the option period or 12 months after such termination in the case of termination due to death or disability, 30 days in the case of a voluntary resignation, or 90 days (180 days for Ms. Zecher) after any other termination other than termination by us for cause.

RSUs granted in 2013 to Mr. Zecher and Messrs. Shuman and Bayers, fully vest upon a change in control, a termination by us without cause, or a termination of employment due to death or disability. The RSUs granted pursuant to the New Zecher Agreement fully vest upon a change in control or a termination of employment due to death, disability, by us without “cause”, by Ms Zecher for “good reason” (each as defined below as described in her employment agreement) or due to our non-renewal of the New Zecher Agreement. The RSUs granted pursuant to the New Shuman Agreement fully vest upon a “change in control” (as defined above in the MIP).

If we terminate any named executive officer’s employment for cause, both the unvested equity awards and vested portions of the stock options will terminate on the same date their employment is terminated.

Upon a change in control (as defined as in the Change in Control Severance Plan, except that the board of directors does not have an explicit right to provide that an event or transaction that would not otherwise qualify as a change in control be treated as a change in control for purposes of the MIP), and unless otherwise determined by the Compensation Committee and specified in the applicable award notice, all stock options outstanding under the MIP will vest and become exercisable with respect to 100% of the shares of our common stock covered by such stock option.

As a condition to the receipt of a stock option grant, the executive signs a restrictive covenant agreement, which restricts competition and solicitation during employment and for one year thereafter, as well as customary confidentiality and non-disparagement provisions.

For purposes of the MIP, the term “cause” generally means, unless an award notice under the MIP states otherwise, (i) commission or guilty plea or plea of no contest to a felony (or its equivalent under applicable law) or any crime that involves moral turpitude, (ii) conduct that constitutes fraud or embezzlement or any acts of dishonesty in relation to his or her duties with the Company or our affiliates, (iii) engaging in gross negligence, bad faith, or intentional misconduct which causes either reputational or economic harm to the Company or our affiliates, (iv) continued refusal to substantially perform his or her essential duties with respect to the Company or our affiliates, which refusal is not remedied within ten days after written notice from the board of directors, or (v) breach of obligations under any service contract with the Company or our affiliates or any written Company employment policy, including any code of conduct, which is not cured, if curable, within ten days after Company notification of such breach.

Employment Agreement for Linda Zecher

Under the Prior Zecher Agreement, if Ms. Zecher’s employment was terminated by us without “cause” (as defined above in the MIP) or by her for “good reason” (as defined below), she would have been entitled, subject to her execution of a release of claims, to receive (i) a severance payment over twelve months equal to two times base salary; (ii) twelve months of COBRA payments; and (iii) a pro rata bonus for the year in which her employment terminated, based on the actual performance results for the year of termination and payable at such time as bonuses are generally paid.

For purposes of the Prior Zecher Agreement, “good reason” included a resignation by her during the 30-day period commencing six months after either (i) a “change in control” (as defined above in the MIP), or (ii) the date that a majority (but not less than five) members of the board of directors is replaced during any twelve-month period by directors whose appointment or election is not endorsed by a majority of the members of the board of directors before the date of the appointment or election.

The provisions of the Prior Zecher Agreement that relate to equity grants are no longer effective following our emergence from bankruptcy. If Ms. Zecher had become eligible for payments under both the Change in Control Severance Plan and the Prior Zecher Agreement, she would have been entitled to the cash payments as dictated by the Change in Control Severance Plan and any benefits continuation provided by the Prior Zecher Agreement.

The foregoing provisions are based on the employment agreement as in effect on December 31, 2012.

Pursuant to the New Zecher Agreement, upon a termination by us without “cause”, by Ms. Zecher for “good reason” (each as defined below) or due to our non-renewal of the New Zecher Agreement, she would be entitled to payment of any bonus earned for the prior fiscal year and vested benefits accrued under other plans, and she would be entitled, subject to her execution of a release of claims, to receive (A) two years of base salary, 50% of which would be paid during the twelve months following such termination with the remainder to be paid in a lump sum on the first anniversary of such termination; (B) an immediate lump sum payment in an amount after taxes sufficient so that Ms. Zecher can pay for one year of COBRA coverage; (C) immediate accelerated vesting of unvested equity awards (other than the RSUs granted pursuant to the New Zecher Agreement) determined as if Ms. Zecher had completed twelve additional months of employment, provided that one hundred percent of any then unvested equity awards will immediately vest if such termination of employment occurs during the Change in Control Protection Period (as defined above for the Change in Control Severance Plan); and (D) a pro-rata portion of her annual bonus for the year of termination, payment to be made by the following March 15 based on actual performance. Ms. Zecher is entitled to participate in the Change in Control Severance Plan and, if she becomes entitled to both regular severance and severance under the Change in Control Severance Plan, she will receive the greater of the applicable payments. Pursuant to the New Zecher Agreement, no termination or modification in any manner of the terms and conditions of Ms. Zecher’s participation in the Change in Control Severance Plan may be made without her written consent. Ms. Zecher is also entitled to payment of a pro-rata bonus for the year of termination, plus any accrued amounts, upon termination of her employment due to death or disability.

For purposes of the New Zecher Agreement and the New Shuman Agreement, “cause” generally means: (i) executive’s commission of, or guilty plea or plea of no contest to, a felony (or its equivalent under applicable law) or any crime that involves moral turpitude, (ii) conduct by executive that constitutes fraud or embezzlement or any acts of intentional dishonesty in relation to her or his duties hereunder, (iii) executive having engaged in gross negligence, bad faith or intentional misconduct which causes, or in our reasonable judgment, is likely to cause, either reputational or economic harm to us, (iv) executive’s continued refusal to substantially perform her or his essential duties hereunder, which refusal is not cured, if curable, within ten (10) days after written notice from our board (or our Chief Executive Officer in the case of Mr. Shuman) (which notice specifies in reasonable detail the grounds constituting cause under this subclause), or (v) executive’s material breach of her or his obligations under any of our written policies, including any code of conduct, which is not cured, if curable, within ten days after we notify executive of such breach (which notice specifies in reasonable detail the grounds constituting cause under this subclause). For the avoidance of doubt, “cause” shall not include (i) below par or below average financial performance, in and of itself, (ii) traffic violations, (iii) expense reimbursement disputes when executive acts in reasonable good faith and (iv) acting in good faith upon advice of our legal counsel.

For purposes of the New Zecher Agreement and the New Shuman Agreement, “good reason” generally means executive’s voluntary termination, upon thirty (30) days prior written notice to us, after any one of the following events: (i) a material reduction or change in job duties, responsibilities and requirements materially inconsistent with executive’s position with us and executive’s prior duties, responsibilities and requirements (including, a material reduction due to our becoming part of a larger entity, unless executive receives substantially the same level of job duties, responsibilities and requirements with respect to the total combined entity and not only with respect to us as a division, subsidiary or business unit of the total combined entity); (ii) a material change in reporting relationship; (iii) executive being required to relocate to a facility or location more than thirty miles outside of Boston, Massachusetts without her or his written consent; or (iv) a material breach of the New Zecher Agreement or the New Shuman Agreement; provided, however, that a voluntary termination by executive shall not constitute good reason if such event or events are cured by us within thirty days after receipt of written notice from such executive of executive’s intent to terminate employment for good reason.

The tables showing the potential “Termination Payments” reflect the terms of the employment agreement as in effect on December 31, 2012 only.

Employment Agreement for Eric Shuman

Under the Prior Shuman Agreement, if Mr. Shuman’s employment was terminated by us without cause prior to a change in control, he would have been given severance consideration equal to his continued salary for twelve months.

Pursuant to the New Shuman Agreement, upon a termination by us without “cause”, by Mr. Shuman for “good reason” (each as defined above) or due to our non-renewal of the New Shuman Agreement, he would be entitled to payment of any bonus earned for the prior fiscal year and vested benefits accrued under other plans, and, subject to his execution of a release of claims, to receive (A) 1.5 years of base salary, two-thirds of which shall be paid during the twelve months following such termination with the remainder to be paid in a lump sum on the first anniversary of such termination, (B) if (1) a successor to Ms. Zecher as Chief Executive Officer terminates Mr. Shuman without cause during the period beginning on appointment of a successor to Ms. Zecher as Chief Executive Officer and ending three months thereafter, or (2) executive’s employment voluntarily terminates for good reason during such period, the executive would be entitled to receive immediate accelerated vesting of unvested equity awards determined as if he had completed twelve additional months of employment, provided that one hundred percent of any then unvested equity awards will immediately vest if such termination of employment occurs during the Change in Control Protection Period (as defined above for the Change in Control Severance Plan); and (C) a pro-rata portion of his annual bonus for the year of termination, payment to be made by the following March 15 based on actual performance. Mr. Shuman is entitled to participate in the Change in Control Severance Plan and, if he becomes entitled to both regular severance and severance under the Change in Control Severance Plan, he will receive the greater of the applicable payments. Pursuant to the New Shuman Agreement, no termination or modification in any manner of the terms and conditions of Mr. Shuman’s participation in the Change in Control Severance Plan may be made without his written consent. Mr. Shuman is also entitled to payment of a pro-rata bonus for the year of termination, plus any accrued amounts upon termination of his employment due to death or disability.

The tables showing the potential “Termination Payments” reflect the terms of the Prior Shuman Agreement as in effect on December 31, 2012 only.

Employment Agreement for John Dragoon

If Mr. Dragoon’s employment is terminated by us without “cause” (as that term is commonly understood in connection with executive actions or inactions) prior to a change of control, he will be entitled to receive, subject to his execution of a release of claims in favor of the Company, (i) severance payments equal to one year’s base salary, (ii) six months of COBRA payments if he elects COBRA; and (iii) a pro rata bonus for the year in which his employment terminates, based on the actual performance results for the year of termination, payable at such time as executive bonuses are generally paid.

Separation Agreement for Bethlam Forsa

Ms. Forsa separated from the Company, effective January 3, 2013. We entered into a separation agreement with her dated January 10, 2013, providing for severance in the amount of $400,000, monthly COBRA costs totaling $21,984.60, each payable over a twelve-month period, and her 2012 bonus equal to $400,000, paid on the first payroll date following her execution and non-revocation of the separation agreement. As a condition to the receipt of any severance payments, Ms. Forsa executed a release of claims against the Company. Additionally, she continues to be subject to the restrictive covenant agreement of her employment agreement and confidentiality and intellectual property agreement, which subjects her to a noncompete for one year following termination, as well as non-disparagement, confidentiality, and intellectual property provisions.

Employment Agreement for William Bayers

If Mr. Bayers’ employment is terminated by us for any reason other than for cause prior to a change in control, we will provide him with a severance payment equal to one year of continued base salary upon his execution of a separation and release agreement.

Termination Payments

The following table sets forth the payments each of our named executive officers would have received if their employment had been terminated by us without cause or by the executive for good reason on December 31, 2012 and there was no change of control.

		Amount Payable
Name	Benefit	Death, Disability, Voluntary Resignation, Termination for Cause ($)	Termination By Us Without Cause ($)	Resignation for Good Reason ($)
Linda Zecher (1)	Cash Severance	—	2,400,000	—
	COBRA Payments	—	17,433	—

Eric Shuman (2)	Cash Severance	—	500,000	—

John Dragoon (3)	Cash Severance	—	650,000	—
	COBRA Payments	—	4,182	—

Bethlam Forsa (4)	Cash Severance	—	400,000	400,000
	COBRA Payments	—	21,985	21,985

William Bayers (5)	Cash Severance	—	400,000	—

(1)	Upon a termination by us without cause, under the Prior Zecher agreement, Ms. Zecher would have been entitled to two times base salary, a prorated bonus (which for this purpose is assumed to be the actual bonus payable for fiscal year 2012), and 12 months of COBRA payments. The foregoing provisions (and the amounts shown in the above table) are based on the provisions of the Prior Zecher Agreement, which were in effect on December 31, 2012. Under the New Zecher Agreement, upon a termination by us without cause, by her resignation for good reason, or due to our non-renewal of the New Zecher Agreement, she would be entitled to a severance payment of $2,762,500 (assuming payout of target bonus), $17,433 in COBRA payments, and accelerated vesting of all unvested options determined as if Ms. Zecher had completed twelve additional months of employment. Upon a termination of Ms. Zecher’s employment due to death or disability, she would be entitled to a severance payment of $1,062,500 (assuming payout of target bonus).
(2)	Upon a termination by us without cause, under the Prior Shuman Agreement Mr. Shuman would have been entitled to continued base salary for twelve months. The foregoing provisions (and the amounts shown in the above table) are based on the provisions or the Prior Shuman Agreement, which were in effect on December 31, 2012. Under the New Shuman Agreement, upon a termination by us without cause, by his resignation for good reason, or due to our non-renewal of the New Shuman Agreement, he would be entitled to a severance payment of $1,375,000 (assuming payout of target bonus) and accelerated vesting of all unvested options determined as if Mr. Shuman had completed twelve additional months of employment. Upon a termination of Mr. Shuman’s employment due to death or disability, he would be entitled to a severance payment of $550,000 (assuming payout of target bonus).
(3)	Upon a termination by us without cause, Mr. Dragoon would be entitled to base salary, a prorated bonus (which for this purpose is assumed to be the actual bonus payable for fiscal year 2012), and six months of COBRA payments.
(4)	Represent the amounts Ms. Forsa would have received under her employment agreement if her employment had been terminated on December 31, 2012 and does not reflect additional amounts provided by her separation agreement.
(5)	Upon a termination by us without cause, Mr. Bayers would be entitled to continued base salary for twelve months

Change of Control Termination

The following table sets forth the payments each of our named executive officers would have received if a change of control occurred, and, following a change of control, their employment had been terminated by us without cause or by the named executive officer for good reason, in each case on December 31, 2012. Although outstanding unvested stock options would become vested in connection with a change of control, the value of such acceleration is deemed to be $0 as of December 31, 2012 because as of such date the fair value of the common stock did not exceed the exercise price of the stock options.

		Amounts Payable Upon a Change in Control ($)
Name	Benefit	Termination Without Cause	Resignation for Good Reason	Death, Disability, Termination for Cause
Linda Zecher (1)	Cash Severance	4,275,000	4,275,000	—
	COBRA Payments	—	17,433	—
	Option Acceleration Value	—	—	—

Eric Shuman (1)	Cash Severance	2,480,000	2,480,000	—
	Option Acceleration Value	—	—	—

John Dragoon (2)	Cash Severance	1,450,000	1,450,000	—
	Option Acceleration Value	—	—	—

Bethlam Forsa (3)	Cash Severance	400,000	400,000	—
	Option Acceleration Value	—	—	—

William Bayers (2)	Cash Severance	1,600,000	1,600,000	—
	Option Acceleration Value	—	—	—

(1)	Ms. Zecher’s and Mr. Shuman’s cash severance amounts upon a termination without cause or resignation for good reason consist of two times the sum of base salary and target bonus plus a prorated bonus for the year of termination (which for this purpose is assumed to be the actual bonus payable for fiscal year 2012). Under certain circumstances, if Ms. Zecher resigns for good reason, pursuant to the Prior Zecher Agreement, she would have been entitled to benefits continuation. The foregoing provisions (and the amounts shown in the above table) are based on the provision of the Prior Zecher Agreement and the Prior Shuman Agreement, which were in effect on December 31, 2012. Under the New Zecher Agreement and the New Shuman Agreement, Ms. Zecher and Mr. Shuman would be entitled to the greater cash severance amounts payable under either the Change in Control Severance Plan or the New Zecher Agreement or the New Shuman Agreement, as applicable (but not both). Each of Ms. Zecher and Mr. Shuman would also be entitled to the same benefits outlined above upon a termination of employment due to death or disability.
(2)	Mr. Dragoon’s and Mr. Bayers’ cash severance amounts upon a termination without cause or resignation for good reason consist of two times base salary plus target bonus and a prorated bonus for the year of termination (which for this purpose is assumed to be the actual bonus payable for fiscal year 2012).
(3)	Represent the amounts Ms. Forsa would have received under her employment agreement if her employment had been terminated on December 31, 2012.

Board Compensation

The Nominating, Ethics and Governance Committee of our board of directors is responsible for reviewing and recommending non-employee director compensation to the full board for its approval. We pay our non-employee directors a mix of cash and equity-based compensation. We do not provide any perquisites or retirement benefits to our non-employee directors. We do not provide any additional compensation to our employee directors.

The cash compensation paid to our non-employee directors consists of an annual retainer for board and committee service, plus an annual retainer for service as chair of certain committees with respect to the full board. Our non-employee directors (other than the Chairman of the Board) receive annual compensation of $165,000, of which $80,000 is payable in cash and $85,000 is payable in the form of restricted stock units (“RSUs”) described below. Our Chairman receives annual compensation of $250,000, of which $120,000 is payable in cash and $130,000 is payable in RSUs. The Company also reimburses all of its directors for expenses they incur in connection with attending Board meetings and committee meetings.

In addition, each non-employee director will earn a fee for service on a committee and service as a committee chairperson, as applicable. Each member of the Audit Committee (other than the Chairperson) receives an annual retainer of $10,000, and the Chairperson of the Audit Committee receives an annual retainer of $25,000. Each member of the Compensation Committee (other than the Chairperson) receives an annual retainer of $10,000, and the Chairperson of the Compensation Committee receives an annual retainer of $25,000. Each member of the Nominating, Ethics and Governance Committee (other than the Chairperson) receives an annual retainer of $5,000, and the Chairperson of the Nominating, Ethics and Governance Committee receives an annual retainer of $12,500. Cash compensation is payable quarterly. The schedule of retainers paid to our non-employee directors in effect as of December 31, 2012 is as follows:

Position	Annual Retainer for Membership	Additional Retainer for Chair role
Board of Directors	$165,000	$85,000
Audit Committee	$10,000	$15,000
Compensation Committee	$10,000	$15,000
Nominating, Ethics and Governance Committee	$5,000	$7,500

The grants of RSUs in fiscal 2012 were valued based on the $25 per share value established in our Plan of Reorganization in connection with our emergence from bankruptcy. All subsequent grants of RSUs will be granted at the fair value of the common stock at the time of grant. The RSUs generally vest on the first anniversary of the date of grant, subject to continued service as a member of the Board.

Prior to June 22, 2012, The cash compensation paid to our non-employee directors consisted of an annual retainer for board and committee service. Our non-employee directors (other than the Chairman of the Board) receive annual cash compensation of $144,000. Our Chairman received annual cash compensation of $216,000. The Company also reimbursed all of its directors for expenses they incur in connection with attending Board meetings and committee meetings.

Director Compensation Table—Fiscal 2012

Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($) (2)	Other ($) (3)	Total
Lawrence K. Fish	188,000	130,000	44,669	362,669
John F. Killian	139,500	85,000	—	224,500
Jill A. Greenthal	53,228	85,000	—	138,228
L. Gordan Crovitz	33,750	85,000	—	118,750
John R. McKernan, Jr.	103,630	85,000	—	188,630
E. Rogers Novak, Jr.	9,130	85,000	—	94,130
Sheru Chowdhry (4)	—	—	—	—
William Hagerty	79,500	—	—	79,500
Robert Schmitz	72,000	—	—	72,000
William Campbell	72,000	—	—	72,000
Todd Boehly (4)	—	—	—	—
Anthony Salcito (5)	—	—	—	—

(1)	Represents the aggregate cash retainers for board and committee service.
(2)	Represents the aggregate grant date fair value of stock options granted during the year in accordance with the FASB ASC Topic 718 (disregarding any forfeiture assumptions. See Note 12 to our consolidated financial statements included elsewhere in this prospectus for the assumptions made in determining these values. These values do not correspond to the actual value that may be realized by our non-employee directors for these awards. As of December 31, 2012, each of Messrs. Killian, Greenthal, Crovitz, McKernan and Novak held 3,400 RSUs, and Mr. Fish held 5,200 RSUs. No other non-employee directors held any stock awards.
(3)	Represents portion of salary and benefits paid to Mr. Fish’s executive assistant not attributed to services rendered to the Company
(4)	Mr. Chowdhry and Mr. Boehly are not considered independent directors and did not receive any director compensation.
(5)	Mr. Salcito resigned from the board of directors on February 3, 2012 and did not receive any director compensation in 2012.

Stock Plans

The board of directors of the Company administers the MIP pursuant to which the board, or a committee designated by the board of directors (referred to in this section as the “Committee”), may, from time to time, grant awards of stock options, stock appreciation rights (“SARs”), restricted stock, RSUs and stock bonus awards to key employees, directors, consultants and other service providers (including prospective key employees, directors, consultants and other service providers) of the Company or any of its affiliates who are selected in the sole discretion of the Committee. As of the date hereof, only stock options and RSUs have been granted under the MIP.

Subject to adjustment in connection with changes in capitalization, the MIP provides for an aggregate of 8,187,135 shares of common stock to be available for awards under the MIP. Shares of common stock used to pay the executive price of an award or to satisfy any tax withholding obligation, and shares underlying any awards that are forfeited or cancelled, expire unexercised or are settled in cash, are again available for awards under the MIP.

All awards granted under the MIP will have such terms and conditions as determined by the Committee (including with respect to vesting, settlement and termination of employment). In the case of stock options, unless otherwise provided in an award agreement, the MIP provides that each option shall have a seven year term, and shall vest and become exercisable as to 25% of the shares subject to the award on each of the first four anniversaries of the date the award is granted, in each case, so long as the participant continues to be employed by or provide services to us on the relevant vesting date (and the vested portion of any option will also expire upon a termination of employment for cause); provided that all outstanding stock options shall fully vest and become exercisable upon a change in control (as defined in the MIP). The terms and conditions of awards need not be the same for each participant. Unless otherwise determined by the Committee, awards are non-transferable other than by will, the laws of descent and distribution or pursuant to approved beneficiary designation procedures, and may not be sold, transferred, assigned, pledged, hypothecated, encumbered or otherwise disposed of, or be subject to execution, attachment or similar process.

To the extent required by applicable law (including the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act) and/or the rules and regulations of any securities exchange or inter-dealer quotation system on which the common stock is listed or quoted, awards under the MIP shall be subject (including on a retroactive basis) to clawback, forfeiture or similar requirements. The Committee may require in any award agreement, as a condition to the grant of and/or the receipt of shares of common stock under an award, that the recipient execute the lock-up, shareholder or other agreements, as it may determine in its sole and absolute discretion provided that such agreement is not materially inconsistent with the purpose of the award.

The MIP will terminate on June 22, 2022, unless earlier terminated by the board of directors. The board of directors may amend the MIP and any award agreement as it shall deem advisable, subject to stockholder approval if required by applicable law, rule or regulation, provided that no amendment may materially impair the rights of the holder of an award without such holder’s consent.

Compensation Committee Interlocks and Insider Participation

During 2012, our Compensation Committee consisted of: Messrs. McKernan, Chowdhry, Crovitz, Fish, and Killian. None of these directors has ever served as an officer or employee of the Company. During 2012, none of the members of the Compensation Committee had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K. None of our executive officers served as a member of the board of directors or compensation committee, or similar committee, of any other company whose executive officer(s) served as a member of our board of directors or our Compensation Committee.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table and accompanying footnotes set forth, as of July 15, 2013, information regarding the beneficial ownership of the outstanding shares of our common stock by:

•	each person who is known to be the beneficial owner of more than 5% of our common stock;

•	each member of our board of directors and each of our named executive officers individually;

•	all members of our board of directors and executive officers as a group; and

•	all selling stockholders.

Beneficial ownership has been determined under rules promulgated by the SEC. The information does not necessarily indicate beneficial ownership for any other purpose. Shares of common stock subject to options currently exercisable and convertible securities currently convertible, or exercisable or convertible within 60 days after the date of this prospectus, are deemed outstanding for purposes of computing the percentage beneficially owned by the person or entity holding such securities but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person or entity.

Each individual or entity shown on the table has furnished information with respect to beneficial ownership. Except as otherwise indicated below, the address of each executive officer and director listed below is c/o HMH Holdings (Delaware), Inc., 222 Berkeley Street, Boston, Massachusetts 02116.

	Shares of Common Stock Beneficially Owned Immediately Prior to the Completion of this Offering		Number of Shares of Common Stock Being Offered	Shares of Common Stock Beneficially Owned After This Offering		Percentage of Shares of Common Stock Beneficially Owned Assuming Full Exercise of Over-allotment Option
Name of Beneficial Owner:	Number of Shares	Percentage		Number of Shares	Percentage
5% Stockholders:
Affiliates of Paulson & Co. Inc. (1)	18,183,856	26.0%
Affiliates of Anchorage Advisors L.L.C. (2)	7,808,320	11.2%
Affiliates of Avenue Investments L.P. (3)	6,053,596	8.7%
Affiliates of Blackrock Financial Management, Inc. (4)	5,279,426	7.5%
Affiliates of Q Investments L.P. (5)	5,166,207	7.4%
Affiliates of Oak Hill Advisors L.P. (6)	3,989,668	5.7%

Executive Officers and Directors:
Lawrence K. Fish	5,200	*	—	5,200	*
John R. McKernan, Jr. (7)	3,400	*	—	3,400	*
L. Gordon Crovitz (8)	3,400	*	—	3,400	*
Jill A. Greenthal	3,400	*	—	3,400	*
John F. Killian	3,400	*	—	3,400	*
Sheru Chowdry	—	—	—	—	—
E. Rogers Novak, Jr.	—	—	—	—	—
Jonathan F. Miller	—	—	—	—	—
Linda K. Zecher (9)	921,052	1.3%	—	921,052	1.3%
Eric L. Shuman (10)	204,678	*	—	204,678	*
John K. Dragoon (11)	153,508	*	—	153,508	*
Bethlam Forsa	—	—	—	—	—
William F. Bayers (12)	81,871	*	—	81,871	*
All Directors and Executive Officers as a group (19 persons) (13)	1,512,952	2.1%	—	1,512,952	2.1%

Other Selling Stockholders:
All Other Selling Stockholders

*	Represents beneficial ownership of less than one percent of the outstanding shares of our common stock.
(1)	The information with respect to the affiliates of Paulson & Co. Inc. includes the shares of common stock held by funds affiliated with Paulson & Co., Inc. Address is 1251 Avenue of the Americas, New York, New York 10020.
(2)	The information with respect to the affiliates of Anchorage Advisors L.L.C. includes the shares of common stock held by funds affiliated with Anchorage Advisors L.L.C. Address is 610 Broadway, New York, New York 10012.
(3)	The information with respect to the affiliates of Avenue Investments L.P. includes the shares of common stock held by funds affiliated with Avenue Investments L.P. Address is 399 Park Avenue, New York, New York 10022.
(4)	The information with respect to the affiliates of Blackrock Financial Management, Inc. includes the shares of common stock held by funds affiliated with Blackrock Financial Management, Inc. Address is c/o Blackrock, Inc., 55 East 52nd St., New York, New York 10055.
(5)	The information with respect to the affiliates of Q Investments, L.P. includes the shares of common stock held by funds affiliated with Q Investments L.P. Address is 301 Commerce Street, Fort Worth, Texas 76102.
(6)	The information with respect to the affiliates of Oak Hill Advisors, L.P. includes the shares of common stock held by funds affiliated with Oak Hill Advisors L.P. Address is 1114 Avenue of the Americas, New York, New York 10036.
(7)	Represents 3,400 shares of common stock underlying Restricted Stock Units that will become vested and exercisable within 60 days.
(8)	Represents 3,400 shares of common stock underlying Restricted Stock Units that will become vested and exercisable within 60 days.
(9)	Represents options to purchase 921,052 shares of common stock that are vested and exercisable or will become vested and exercisable within 60 days.
(10)	Represents options to purchase 204,678 shares of common stock that are vested and exercisable or will become vested and exercisable within 60 days.
(11)	Represents options to purchase 153,508 shares of common stock that are vested and exercisable or will become vested and exercisable within 60 days.
(12)	Represents options to purchase 81,871 shares of common stock that are vested and exercisable or will become vested and exercisable within 60 days.
(13)	Represents options to purchase 1,512,952 shares of common stock that are vested and exercisable or will become vested and exercisable within 60 days.

Relationships with Selling Stockholders

The selling stockholders include all of our existing stockholders prior to this offering. For more information about our relationships with certain of these selling stockholders, see “Certain Relationships and Related Party Transactions.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Investor Rights Agreement

In connection with our restructuring, on June 22, 2012, we entered into an Investor Rights Agreement (the “Investor Rights Agreement”) with our new stockholders. The Investor Rights Agreements contains, among others, provisions granting our shareholders party thereto from time to time certain registration rights as described in further detail below and provisions related to confidentiality, holdback agreements and our public reporting obligations.

Registration Rights

The Investor Rights Agreement provides our stockholders party thereto from time to time with certain registration rights.

Under the Investor Rights Agreement, any holder or holders who own at least 25% of our outstanding common stock could require us to consummate an underwritten initial public offering pursuant to the exercise of demand registration rights so long as the total proposed offering size was at least $150 million (an “IPO Demand Right”). If the initial public offering price equates to a total equity value of our Company of not less than $1.5 billion, the holders exercising the IPO Demand Right could also, at their option, require all other stockholders to sell in such initial public offering their pro rata share of the common stock being sold, not to exceed 15% of the shares held by such holder (an “IPO Drag Right”). This offering is being conducted because stockholders have exercised the IPO Demand Right and the IPO Drag Right granted under the Investor Rights Agreement.

After this offering, we are required to use commercially reasonable efforts to file and cause to become effective a shelf registration statement (on Form S-3 if permitted) for the benefit of all stockholders party to the Investor Rights Agreement, and any individual holder of 15% or more of our outstanding common stock can demand an unlimited number of “shelf takedowns” so long as the total offering size exceeds $100 million.

Each holder or holders who own at least 15% of our outstanding common stock will have, after this offering (i) one Form S-1 demand registration right per annum, which may be conducted in an underwritten offering as long as the total offering price is at least $100 million, and (ii) unlimited Form S-3 demand registration rights, which may be conducted in underwritten offerings as long as the total offering price is at least $100 million, each subject to customary cutback provisions.

Each stockholder party to the Investor Rights Agreement has unlimited piggyback registration rights with respect to underwritten offerings, subject to certain exceptions and limitations.

The foregoing registration rights are subject to certain cutback provisions and customary suspension/blackout provisions. We have agreed to pay all registration expenses under the Investor Rights Agreement, except that the selling stockholders may be responsible for their pro rata shares of underwriters’ fees, commissions and discounts (subject to the two exceptions described below), stock transfer and certain legal expenses. Under the Investor Rights Agreement, we have agreed to pay all underwriting discounts and commissions applicable to the sale of the common stock in this offering and in connection with the first underwritten demand registration or shelf takedown by stockholders after this offering. In connection with the registrations described above, we have agreed to indemnify the stockholders against certain liabilities.

The Investor Rights Agreement also contains certain holdback agreements that apply to each stockholder party to the Investor Rights Agreement. Generally, without our prior consent and subject to limited exceptions, the stockholders have agreed not to publicly sell or distribute our equity securities during the seven days prior to the pricing of this offering and for the 180-day period beginning on the date of pricing of this offering and, if participating in a future shelf takedown or other underwritten public offering, during the seven days prior to the pricing of that offering and for the 90-day period beginning on such date.

Indebtedness

Affiliates of certain of our stockholders, including the stockholders holding 5% or more of HMH Holdings’ common stock listed in “Principal and Selling Stockholders,” also currently own a portion of our indebtedness, including indebtedness outstanding under our term loan facility.

Debt-for-Equity Exchange

Upon our emergence from Chapter 11 bankruptcy proceedings, holders of our prior Term Loan, Revolving Loan, and 10.5% Senior Notes were issued post-emergence shares of new common stock pursuant to the final Plan on a pro rata basis. Certain of these holders of our prior Term Loan, Revolving Loan, and 10.5% Senior Notes were also equity holders prior to the consummation of the Plan. The amount of the gain attributable to the debt to equity conversion, net of elimination of fees and other charges, of $1,010.3 million, which is associated to the holders of the prior Term Loan, Revolving Loan, and 10.5% Senior Notes that were also equity holders prior to the consummation of the Plan, was charged to capital in excess of par value.

Indemnification Arrangements

We have entered into agreements with our executive officers and directors to provide contractual indemnification in addition to the indemnification provided for in our charter documents. We believe that these provisions and agreements are necessary to attract qualified executive officers and directors. We have purchased a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

DESCRIPTION OF CAPITAL STOCK

Capital Stock

Our amended and restated certificate of incorporation has an authorized capital stock consisting of 190,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. After the consummation of this offering, we expect to have             shares of common stock and no shares of preferred stock outstanding. Summarized below are material provisions of our certificate of incorporation and by-laws as they will be in effect upon the completion of this offering, as well as relevant sections of the Delaware General Corporation Law (the “DGCL”). The following summary is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and by-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and by the applicable provisions of the DGCL.

Common stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. Holders of the common stock do not have any preemptive rights or cumulative voting rights, which means that the holders of a majority of the outstanding common stock voting for the election of directors can elect all directors then being elected. The holders of our common stock are entitled to receive dividends when, as, and if declared by our board of directors out of legally available funds. Upon our liquidation or dissolution, the holders of common stock will be entitled to share ratably in those of our assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock that may be issued in the future.

Preferred stock

After the consummation of this offering, we will be authorized to issue up to 10,000,000 shares of preferred stock. Our board of directors will be authorized, subject to limitations prescribed by the DGCL and our certificate of incorporation, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers, designations, preferences and rights of the shares. Our board of directors will also be authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our Company and may adversely affect the voting and other rights of the holders of our common stock, which could have an adverse impact on the market price of our common stock. We have no current plan to issue any shares of preferred stock following the consummation of this offering.

Corporate opportunity

Our amended and restated certificate of incorporation provides that the doctrine of “corporate opportunity” will not apply with respect to the Company, to any of our existing stockholders or any directors of the Company who are not employees, consultants or officers of ours in a manner that would prohibit them from investing in competing businesses or doing business with our customers.

Certain certificate of incorporation, by-law and statutory provisions

The provisions of our amended and restated certificate of incorporation and amended and restated by-laws and of the DGCL summarized below may have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares.

Directors’ liability; Indemnification of directors and officers

Section 145 of the DGCL authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursements for expenses incurred arising under the Securities Act.

Our amended and restated certificate of incorporation will provide that a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except:

•	for any breach of the duty of loyalty;

•	for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law;

•	for liability under Section 174 of the DGCL (relating to unlawful dividends, stock repurchases or stock redemptions); or

•	for any transaction from which the director derived any improper personal benefit.

The effect of this provision is to eliminate our rights, and our stockholders’ rights, to recover monetary damages against a director for breach of a fiduciary duty of care as a director. This provision does not limit or eliminate our rights or those of any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under federal securities laws. In addition, our amended and restated certificate of incorporation provides that we indemnify each director and the officers, employees and agents determined by our board of directors to the fullest extent provided by the laws of the State of Delaware. Our amended and restated certificate of incorporation also requires us to advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

Any amendment to or repeal of these provisions will not adversely affect any right or protection of our directors in respect of any act or failure to act that occurred prior to any amendment to or repeal of such provisions or the adoption of an inconsistent provision. If the DGCL is amended to provide further limitation on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL. In addition, we have entered into separate indemnification agreements with each of our directors and executive officers. We also intend to maintain director and officer liability insurance, if available on reasonable terms.

Special meetings of stockholders

Our amended and restated by-laws will provide that special meetings of stockholders may be called only by the chairman, by a majority of the members of our board of directors or at the request of holders of 50.1% or more of our outstanding common stock. Stockholders requesting a special meeting must provide a notice to us with the proposed date, time and place of the meeting (which may not be earlier than 60 days after the date the notice is delivered to us (or 90 days in the case of special meetings called to elect one or more directors)) and the purposes for which the special meeting is being called. The stockholders requesting the special meeting must also comply with the requirements that would be applicable if the stockholders were proposing to nominate a candidate for election as a director at an annual meeting or proposing a topic for consideration at an annual meeting. Except as described above, stockholders will not be permitted to call a special meeting of stockholders, to require that the chairman call such a special meeting or to require that our board request the calling of a special meeting of stockholders. These provisions, taken together, will prevent stockholders from forcing consideration by the stockholders of stockholder proposals over the opposition of the board, except at an annual meeting or under the circumstances described above.

Stockholder action; Advance notice requirements for stockholder proposals and director nominations

Our amended and restated by-laws will provide that stockholders may take action by written consent if the consent is signed by holders of our outstanding shares having the number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and the stockholders seeking to take the action provide us with the same information that would have been required to be provided if they were proposing to take the action at a special meeting of stockholders.

In addition, our amended and restated by-laws will establish advance notice procedures for:

•	stockholders to nominate candidates for election as a director; and

•	stockholders to propose topics for consideration at stockholders’ meetings.

Stockholders must notify our corporate secretary in writing prior to the meeting at which the matters are to be acted upon or directors are to be elected. The notice must contain the information specified in our by-laws including, but not limited to, information with respect to the beneficial ownership of our common stock or derivative securities that have a value associated with our common stock held by the proposing stockholder and its associates and any voting or similar agreement the proposing stockholder has entered into with respect to our common stock. To be timely, the notice must be received at our corporate headquarters not less than 90 days nor more than 120 days prior to the first anniversary of the date of the prior year’s annual meeting of stockholders. If the annual meeting is advanced by more than 30 days, or delayed by more than 60 days, from the anniversary of the preceding year’s annual meeting, or if no annual meeting was held in the preceding year or for the first annual meeting following this offering, notice by the stockholder, to be timely, must be received not earlier than the 120th day prior to the annual meeting and not later than the later of the 90th day prior to the annual meeting or the 10th day following the day on which we notify stockholders of the date of the annual meeting, either by mail or other public disclosure. In the case of a special meeting of stockholders called to elect directors, the stockholder notice must be received not earlier than 120 days prior to the special meeting and not later than the later of the 90th day prior to the special meeting or 10th day following the day on which we notify stockholders of the date of the special meeting, either by mail or other public disclosure. Notwithstanding the above, in the event that the number of directors to be elected to the board at an annual meeting is increased and we do not make any public announcement naming the nominees for the additional directorships at least 100 days before the first anniversary of the preceding year’s annual meeting, a stockholder notice of nomination shall also be considered timely, but only with respect to nominees for the additional directorships, if it is delivered not later than the close of business on the 10th day following the day on which such public announcement is first made. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual or special meeting or from nominating candidates for director at an annual or special meeting.

Directors

Upon consummation of this offering, our board of directors will have nine members. Each of our directors will serve for a term of one year. Directors hold office until the annual meeting of stockholders and until their successors have been duly elected and qualified. Our board of directors may elect a director to fill a vacancy, including vacancies created by the expansion of the board of directors, upon the affirmative vote of a majority of the remaining directors then in office.

Our amended and restated certificate of incorporation and by-laws will not provide for cumulative voting in the election of directors.

Business combinations with interested stockholders

In general, section 203 of the Delaware General Corporation Law prevents an interested stockholder, which is defined generally as a person owning 15% or more of the corporation’s outstanding voting stock, of a Delaware corporation from engaging in a business combination (as defined therein) for three years following the date that person became an interested stockholder unless various conditions are satisfied. We have elected to opt out of the provisions of section 203. Accordingly, we will not be subject to the anti-takeover effects of section 203.

Forum for adjudication of disputes

Our amended and restated by-laws will provide that unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of the Company, any action asserting breach of a fiduciary duty owed by any director, officer or other employee of the Company, any action asserting a claim arising pursuant to the DGCL or any action asserting a claim governed by the internal affairs doctrine. Although we have included a choice of forum provision in our amended and restated by-laws, it is possible that a court could rule that such provision is inapplicable or unenforceable. In addition, this provision would not affect the ability of our stockholders to seek remedies under the federal securities laws.

Transfer agent and registrar

The transfer agent and registrar for our common stock will be Computershare Trust Company, N.A.

National securities exchange listing

We intend to apply to list our common stock on The NASDAQ Stock Market under the symbol “HMHC.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. We cannot make any prediction as to the effect, if any, that sales of common stock or the availability of common stock for sale will have on the market price of our common stock. The market price of our common stock could decline because of the sale of a large number of shares of our common stock or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock. See “Risk Factors—Risks Related to this Offering and Our Common Stock—Our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.”

Sale of restricted shares

Upon the consummation of this offering, we will have             shares of common stock outstanding. Of these shares, the             shares sold in this offering (or             shares if the underwriters exercise their over-allotment option in full) will be freely tradable without restriction or further restriction under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. The issuance of our common stock in the 2012 reorganization was exempt from the registration requirements of the Securities Act pursuant to Section 1145 of the Bankruptcy Code. As a result, the 69,958,989 shares of our outstanding common stock (excluding 41,011 shares held by us in treasury) that were issued in the reorganization are freely tradable, except for shares that are held by our affiliates. After this offering, approximately             of our outstanding shares of common stock will be deemed “restricted securities,” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which rules are summarized below, or any other applicable exemption under the Securities Act. Immediately following the consummation of this offering, the holders of approximately             shares of common stock will be entitled to dispose of their shares pursuant to the holding period, volume and other restrictions of Rule 144 under the Securities Act, and the holders of approximately             shares of common stock, representing approximately     % of our outstanding common stock, will be entitled to dispose of their shares following the expiration of an initial 180-day underwriter “lock-up” period pursuant to the holding period, volume and other restrictions of Rule 144. The underwriters are entitled to waive these lock-up provisions at their discretion prior to the expiration dates of such lock-up agreements.

Rule 144

The availability of Rule 144 will vary depending on whether restricted securities are held by an affiliate or a non-affiliate. In general, under Rule 144, as in effect on the date of this prospectus, an affiliate who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through NASDAQ during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about our Company. The volume limitations, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding 90 days. A non-affiliate who has beneficially owned restricted securities for six months may rely on Rule 144 provided that certain public information regarding us is available. A non-affiliate who has beneficially owned the restricted securities proposed to be sold for at least one year will not be subject to any restrictions under Rule 144.

Rule 701

In general, Rule 701 under the Securities Act, as in effect on the date of this prospectus, provides that securities issued in reliance on Rule 701 are also restricted and may be sold by stockholders other than our affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one year holding period requirement.

Options/equity awards and warrants

We intend to file a registration statement under the Securities Act to register             shares of common stock reserved for issuance under our MIP. Immediately prior to effectiveness of the registration statement of which this prospectus is a part, there were             options outstanding under our MIP to purchase a total of             shares of our common stock, of which options to purchase             shares were exercisable immediately, and              restricted stock units outstanding under our MIP. Shares issued upon the exercise of stock options and in respect of restricted stock units after the effective date of the registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described below.

In addition, we have 3,684,211 warrants outstanding that are exercisable for 3,684,211 shares of our common stock. The warrants were issued in connection with our emergence from bankruptcy in 2012. As of June 30, 2013, the weighted average exercise price of the outstanding warrants was $42.27 per share. Shares issuable upon the exercise of the warrants will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described below.

Lock-up agreements

Other than in connection with the sale of shares in this offering, the selling stockholders, our executive officers, our directors and certain of our other existing stockholders have agreed that, for a period of 180 days after the date of this prospectus, subject to certain extensions and with specified exceptions, they will not, without the prior written consent of Goldman, Sachs & Co. and Morgan Stanley & Co. LLC, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock.

Immediately following the consummation of this offering, stockholders subject to lock-up agreements will hold             shares of our common stock, representing approximately     % of our then outstanding shares of common stock, or approximately     % if the underwriters exercise their option to purchase additional shares in full.

We have agreed not to issue, sell or otherwise dispose of any shares of our common stock during the 180-day period following the date of this prospectus (subject to certain extensions). We may, however, grant options to purchase shares of common stock, issue shares of common stock upon the exercise of outstanding options under our MIP and in certain other circumstances.

The 180-day restricted period described in the preceding paragraphs will be automatically extended if (i) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event relating to us occurs or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period beginning on the last day of the 180-day restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Registration rights

We have entered an investor rights agreement granting certain registration rights to our existing stockholders as described under “Certain Relationships and Related Party Transactions—Investor Rights Agreement.” Subject to the limitations described thereunder, certain stockholders may require that we register for public resale under the Securities Act all shares of common stock that they request be registered at any time following this offering, subject to certain limitations, and all existing stockholders are entitled to certain piggyback registration rights, subject to certain limitations. After giving effect to this offering and subject to the terms of their lock-up agreements with the underwriters, the existing stockholders may require that             shares of our common stock be registered for resale pursuant to the investor rights agreement. For more information, see “Certain Relationships and Related Party Transactions—Investor Rights Agreement.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of all material U.S. federal income tax considerations with respect to the ownership and disposition of our common stock applicable to Non-U.S. Holders (as defined below). The following discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. judicial decisions, administrative pronouncements and existing and proposed Treasury regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change at any time, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions we have reached and describe herein.

This discussion only addresses beneficial owners of our common stock that acquire our common stock pursuant to this offering and that hold such common stock as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to a Non-U.S. Holder in light of such Non-U.S. Holder’s particular circumstances or that may be applicable to Non-U.S. Holders subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, regulated investment companies, real estate investment trusts, dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, tax-exempt entities, Non-U.S. Holders who acquire our common stock pursuant to the exercise of employee stock options or otherwise as compensation for their services, Non-U.S. Holders liable for the alternative minimum tax, controlled foreign corporations, passive foreign investment companies, former citizens or former long-term residents of the United States, and Non-U.S. Holders that hold our common stock as part of a hedge, straddle, constructive sale or conversion transaction). In addition, this discussion does not address U.S. federal tax laws other than those pertaining to the U.S. federal income tax (such as U.S. federal estate or gift tax or the Medicare contribution tax on certain net investment income), nor does it address any aspects of U.S. state, local or non-U.S. taxes. Non-U.S. Holders should consult with their own tax advisors regarding the possible application of these taxes.

For the purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of our common stock that is an individual, corporation, estate or trust, other than:

•	an individual who is a citizen or resident of the United States, as determined for U.S. federal income tax purposes;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a person treated as a partner generally will depend on the status of the partner and the activities of the partnership. Persons that, for U.S. federal income tax purposes, are treated as a partner in a partnership holding shares of our common stock should consult their own tax advisors.

Prospective purchasers are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable foreign tax laws of the acquisition, ownership and disposition of our common stock.

Distributions

Although we do not anticipate that we will make any distributions on our common stock in the foreseeable future, distributions of cash or property that we pay in respect of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Except as described below under “—U.S. Trade or Business Income” and “FATCA,” you generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our common stock. If the amount of the distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a return of capital to the extent of your tax basis in our common stock, and thereafter will be treated as capital gain. However, except to the extent that we elect (or the paying agent or other intermediary through which you hold your common stock elects) otherwise, we (or the intermediary) must generally withhold on the entire distribution, in which case you would be entitled to a refund from the IRS for the withholding tax on the portion of the distribution that exceeded our current and accumulated earnings and profits. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, you will be required to provide a properly executed IRS Form W-8BEN (or successor form) certifying your entitlement to benefits under the treaty. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. You are urged to consult your own tax advisor regarding your possible entitlement to benefits under an income tax treaty.

Sale, Exchange or Other Taxable Disposition of Common Stock

Subject to the discussions below under “—Information Reporting and Backup Withholding Tax” and “—FATCA,” you generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale, exchange or other taxable disposition of our common stock unless:

•	the gain is U.S. trade or business income, in which case, such gain will be taxed as described in “—U.S. Trade or Business Income” below;

•

you are an individual who is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, in which case you will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable income tax treaty) on the amount by which certain capital gains allocable to U.S. sources exceed certain capital losses allocable to U.S. sources; or

•

we are or have been a “U.S. real property holding corporation” (a “USRPHC”) under Section 897 of the Code at any time during the shorter of the five-year period ending on the date of the disposition and your holding period for the common stock, in which case, subject to the exception set forth in the second sentence of the next paragraph, such gain will be subject to U.S. federal income tax in the same manner as U.S. trade or business income discussed below.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. If we are a USRPHC, gain will not be subject to tax as U.S. trade or business income if your holdings (direct and indirect) at all times during the applicable period described in the third bullet point above constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market during such period. We believe that we are not currently, and we do not anticipate becoming in the future, a USRPHC for U.S. federal income tax purposes.

U.S. Trade or Business Income

For purposes of this discussion, dividend income and gain on the sale, exchange or other taxable disposition of our common stock will be considered to be “U.S. trade or business income” if (A) such income or gain is (i) effectively connected with your conduct of a trade or business within the United States and (ii) if you are eligible for the benefits of an income tax treaty with the United States and such treaty requires, attributable to a permanent establishment (or, if you are an individual, a fixed base) that you maintain in the United States or (B) with respect to gain, we are or have been a USRPHC at any time during the shorter of the five-year period ending on the date of the disposition of your interest and your holding period for our common stock (subject to the 5% ownership exception set forth above in the second paragraph of “—Sale, Exchange or Other Taxable Disposition of Common Stock).” Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided that you comply with applicable certification and disclosure requirements, including providing a properly executed IRS Form W-8ECI (or successor form)); instead, you are subject to U.S. federal income tax on a net basis at regular U.S. federal income tax rates (generally in the same manner as a U.S. person) on your U.S. trade or business income. If you are a corporation, any U.S. trade or business income that you receive may also be subject to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty.

Information Reporting and Backup Withholding Tax

We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding pursuant to an income tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which a Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation on certain reportable payments. Dividends paid to you will generally be exempt from backup withholding if you provide a properly executed IRS Form W-8BEN (or successor form) or otherwise establish an exemption and we do not have actual knowledge or reason to know that you are a U.S. person or that the conditions of such other exemption are not, in fact, satisfied.

The payment of the proceeds from the disposition of our common stock to or through the U.S. office of any broker (U.S. or non-U.S.) will be subject to information reporting and possible backup withholding unless you certify as to your non-U.S. status under penalties of perjury or otherwise establish an exemption and the broker does not have actual knowledge or reason to know that you are a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of proceeds from the disposition of our common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related financial intermediary”). In the case of the payment of proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related financial intermediary, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. You are urged to consult your tax advisor on the application of information reporting and backup withholding in light of your particular circumstances.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to you will be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

FATCA

Pursuant to the Foreign Account Tax Compliance Act, or “FATCA,” foreign financial institutions (which include most foreign hedge funds, private equity funds, mutual funds, securitization vehicles and any other investment vehicles) and certain other foreign entities must comply with new information reporting rules with respect to their U.S. account holders and investors or confront a new withholding tax on U.S. source payments made to them (whether received as a beneficial owner or as an intermediary for another party). More specifically, a foreign financial institution or other foreign entity that does not comply with the FATCA reporting requirements will generally be subject to a new 30% withholding tax with respect to any “withholdable payments.” For this purpose, withholdable payments generally include U.S.-source payments otherwise subject to nonresident withholding tax (e.g., U.S.-source dividends) and also include the entire gross proceeds from the sale of any equity or debt instruments of U.S. issuers. The new FATCA withholding tax will apply even if the payment would otherwise not be subject to U.S. nonresident withholding tax (e.g., because it is capital gain). Final Treasury regulations and applicable IRS guidance defer this withholding obligation until July 1, 2014, for payments of dividends on U.S. common stock and until January 1, 2017, for gross proceeds from dispositions of U.S. common stock.

Non-U.S. Holders may be required to provide the Company (and its paying agents) with applicable tax forms or other information to avoid withholding on dividends and gross proceeds, as applicable. Non-U.S. Holders are urged to consult with their own tax advisors regarding the effect, if any, of the FATCA provisions to them based on their particular circumstances.

UNDERWRITING

The Company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Morgan Stanley & Co. LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Morgan Stanley & Co. LLC
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Wells Fargo Securities, LLC

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional             shares from the selling stockholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters in connection with this offering. We have agreed to pay all underwriting discounts and commissions applicable to the sale of the common stock in this offering and certain expenses of the selling stockholders incurred in connection with the sale. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The Company and its officers, directors, and holders of substantially all of the Company’s common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the Company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the Company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the Company, the selling stockholders and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We will apply to list the common stock on NASDAQ under the symbol “HMHC.” In order to meet one of the requirements for listing the common stock on NASDAQ, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on             , in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

The Company and the selling stockholders estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            .

The Company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the selling stockholders may be deemed to be underwriters within the meaning of the Securities Act with respect to the shares of common stock that they are offering under this prospectus.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

LEGAL MATTERS

Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, will pass on the validity of the common stock offered by this prospectus for us and the selling stockholders. The underwriters have been represented by Latham & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements as of December 31, 2012 and 2011, and for the years ended December 31, 2012 and 2011 and for the periods March 10, 2010 to December 31, 2010 (“successor”) and January 1, 2010 to March 9, 2010 (“predecessor”), included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, which includes exhibits, schedules and amendments, under the Securities Act with respect to this offering of our securities. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted as permitted by rules and regulations of the SEC. We refer you to the registration statement and its exhibits for further information about us, our securities and this offering. The registration statement and its exhibits, as well as any other documents that we have filed with the SEC, can be inspected and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549-1004. The public may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website at http://www.sec.gov that contains the registration statement and other reports, proxy and information statements and information that we will file electronically with the SEC.

After we have completed this offering, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to make these filings available on our website once the offering is completed. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the SEC, or you can review these documents on the SEC’s website, as described above. In addition, we will provide electronic or paper copies of our filings free of charge upon request.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

HMH Holdings (Delaware), Inc.

In our opinion, the accompanying consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity (deficit), and cash flows for the years ended December 31, 2012 and 2011 and for the period March 10, 2010 to December 31, 2010 (Successor Periods) present fairly, in all material respects, the financial position of HMH Holdings (Delaware), Inc. and its subsidiaries (Successor) at December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for the years ended December 31, 2012 and 2011 and for the period March 10, 2010 to December 31, 2010 in accordance with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

March 29, 2013, except for the earnings per share data as described in Note 16, as to which the date is August 2, 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

HMH Holdings (Delaware), Inc.

In our opinion, the accompanying consolidated statements of operations, comprehensive income (loss), stockholders’ equity (deficit), and cash flows for the period January 1, 2010 to March 9, 2010 present fairly in all material respects, the results of operations and cash flows of HMH Publishing Company and its subsidiaries (Predecessor) for the period January 1, 2010 to March 9, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

March 30, 2011, except for the earnings per share data as described in Note 16, as to which the date is August 2, 2013

HMH Holdings (Delaware), Inc.

Consolidated Balance Sheets

(in thousands of dollars, except share information)	December 31, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	$329,078	$413,610
Restricted cash	—	26,495
Short-term investments	146,041	—
Accounts receivable, net of allowance for bad debts and book returns of $36.4 million and $43.8 million, respectively	229,118	256,271
Inventories	197,613	242,162
Deferred income taxes	42,858	14,152
Prepaid expenses and other assets	13,731	13,811

Total current assets	958,439	966,501

Property, plant, and equipment, net	149,227	152,212
Pre-publication costs, net	256,202	289,125
Royalty advances to authors, net of allowance of $20.5 million and $12.3 million, respectively	48,247	42,700
Goodwill	520,088	520,088
Other intangible assets, net	1,067,052	1,274,213
Other assets	30,329	19,064

Total assets	$3,029,584	$3,263,903

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities
Current portion of long-term debt	$2,500	$43,500
Accounts payable	86,416	130,128
Royalties payable	60,352	52,294
Salaries, wages, and commissions payable	34,730	43,515
Deferred revenue	124,216	141,763
Interest payable	87	30,843
Severance and other charges	18,290	35,750
Accrued postretirement benefits	2,342	2,252
Other liabilities	30,421	45,612

Total current liabilities	359,354	525,657

Long-term debt	245,625	2,968,088
Royalties payable	2,070	1,313
Long-term deferred revenue	171,105	208,173
Accrued pension benefits	48,714	64,490
Accrued postretirement benefits	27,231	33,718
Deferred income taxes	124,588	32,072
Other liabilities	107,196	104,944

Total liabilities	1,085,883	3,938,455

Commitments and contingencies (Note 14)

Stockholders’ equity (deficit)
Preferred stock, $0.01 par value: 10,000,000 shares authorized; no shares issued and outstanding at December 31, 2012	—	—
Common stock, $0.01 par value: 190,000,000 shares authorized; 70,000,000 shares issued; and 69,958,989 shares outstanding at December 31, 2012 and $0.001 par value: 600,000,000 shares authorized; 283,636,235 shares issued and outstanding at December 31, 2011	700	284
Treasury stock, 41,011 shares as of December 31, 2012	—	—
Capital in excess of par value	4,741,765	2,038,714
Accumulated deficit	(2,777,236)	(2,690,097)
Accumulated other comprehensive income (loss)	(21,528)	(23,453)

Total stockholders’ equity (deficit)	1,943,701	(674,552)

Total liabilities and stockholders’ equity (deficit)	$3,029,584	$3,263,903

The accompanying notes are an integral part of these consolidated financial statements.

HMH Holdings (Delaware), Inc.

Consolidated Statements of Operations

	Successor			Predecessor
(in thousands of dollars, except share and per share data)	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011	For the Period March 10, 2010 to December 31, 2010	For the Period January 1, 2010 to March 9, 2010
Net sales	$1,285,641	$1,295,295	$1,397,142	$109,905
Costs and expenses
Cost of sales, excluding pre-publication and publishing rights amortization	515,948	512,612	559,593	45,270
Publishing rights amortization	177,747	230,624	235,977	48,336
Pre-publication amortization	137,729	176,829	181,521	37,923

Cost of sales	831,424	920,065	977,091	131,529
Selling and administrative	533,462	638,023	597,628	119,039
Other intangible asset amortization	54,815	67,372	57,601	2,006
Impairment charge for goodwill, intangible assets, pre-publication costs and fixed assets	8,003	1,674,164	103,933	4,028
Severance and other charges	9,375	32,801	(11,243)	—
Gain on bargain purchase	(30,751)	—	—	—

Operating loss	(120,687)	(2,037,130)	(327,868)	(146,697)

Other income (expense)
Interest expense	(123,197)	(244,582)	(258,174)	(157,947)
Other (loss) income, net	—	—	(6)	9
Change in fair value of derivative instruments	1,688	(811)	90,250	(7,361)

Loss before reorganization items and taxes	(242,196)	(2,282,523)	(495,798)	(311,996)
Reorganization items, net	(149,114)	—	—	—
Income tax expense (benefit)	(5,943)	(100,153)	11,929	(220)

Net loss	$(87,139)	$(2,182,370)	$(507,727)	$(311,776)

Net loss per share attributable to common stockholders, basic and diluted	$(0.51)	$(7.69)	$(1.79)	$(100,572.90)

Weighted average shares outstanding, basic and diluted	170,459,064	283,636,235	283,636,235	3,100

The accompanying notes are an integral part of these consolidated financial statements.

HMH Holdings (Delaware), Inc.

Consolidated Statements of Comprehensive (Loss) Income

	Successor			Predecessor
(in thousands of dollars)	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011	For the Period March 10, 2010 to December 31, 2010	For the Period January 1, 2010 to March 9, 2010
Net loss	$(87,139)	$(2,182,370)	$(507,727)	$(311,776)

Other comprehensive income (loss), net of taxes:
Foreign currency translation adjustments	(465)	(4,241)	1,829	392
Change in pension and benefit plan liability, net of tax expense of $85 for 2012	2,378	(14,509)	(6,533)	(1,313)
Unrealized gain on short-term investments	12	181	(180)	—

Other comprehensive income (loss), net of taxes	1,925	(18,569)	(4,884)	(921)

Comprehensive loss	$(85,214)	$(2,200,939)	$(512,611)	$(312,697)

The accompanying notes are an integral part of these consolidated financial statements.

HMH Holdings (Delaware), Inc.

Consolidated Statements of Cash Flows

	Successor			Predecessor
(in thousands of dollars)	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011	For the Period March 10, 2010 to December 31, 2010	For the Period January 1, 2010 to March 9, 2010
Cash flows from operating activities
Net loss	$(87,139)	$(2,182,370)	$(507,727)	$(311,776)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Noncash interest expense	—	—	—	20,737
Gain on bargain purchase	(30,751)	—	—	—
Gain on sale of assets	—	(2,000)	(1,179)	—
Depreciation and amortization expense	428,422	532,996	523,651	99,260
Amortization of debt discount and deferred financing costs	24,584	46,249	37,040	13,680
Deferred income taxes (benefit)	(10,076)	(117,616)	11,708	(220)
Noncash stock-based compensation expense	6,254	8,559	4,274	925
Noncash issuance of warrants	10,747	—	—	—
Reorganization items	(179,024)	—	—	—
Impairment charge for goodwill, intangible assets, pre-publication costs and fixed assets	8,003	1,674,164	103,933	4,028
Allowance for loan receivable from officer	—	—	18,875	—
Change in fair value of derivative instruments	(1,688)	811	(90,250)	7,361
Changes in operating assets and liabilities, net of acquisitions
Accounts receivable	25,826	(2,356)	(27,996)	86,787
Inventories	44,549	39,825	98,329	(22,741)
Accounts payable and accrued expenses	(44,594)	18,488	(13,145)	(30,990)
Royalties, net	9,478	5,778	11,653	(9,867)
Deferred revenue	(54,615)	110,993	130,683	(9,539)
Interest payable	4,912	18,013	(49,328)	118,423
Severance and other charges	(17,460)	4,570	(30,977)	(4,257)
Accrued pension and postretirement benefits	(19,710)	(10,568)	(19,003)	1,297
Other, net	(12,916)	(12,740)	(17,575)	(4,404)

Net cash provided by (used in) operating activities	104,802	132,796	182,966	(41,296)

Cash flows from investing activities
Proceeds from (deposits into) restricted cash accounts	26,495	16,751	(42,745)	—
Proceeds from sale of short-term investments	19,575	17,800	—	—
Purchases of short-term investments	(165,603)	—	(17,978)	—
Additions to pre-publication costs	(114,522)	(122,592)	(96,613)	(22,057)
Additions to property, plant, and equipment	(50,943)	(71,817)	(64,139)	(3,559)
Proceeds from sale of assets	—	150	2,177	—
Acquisition of intangible asset	—	(30,000)	—	—
Acquisition of business, net of cash acquired	(11,000)	(5,592)	(12,824)	—

Net cash (used in) provided by investing activities	(295,998)	(195,300)	(232,122)	(25,616)

Cash flows from financing activities
(Payments) borrowings under receivables funding agreement	—	—	(140,000)	2,350
Proceeds from term loan	250,000	—	—	—
Payments of long-term debt	(12,750)	(43,500)	(43,640)	—
Payments of short-term debt	—	(150,000)	—	—
Proceeds from secured notes offering	—	300,000	—	—
Payments of deferred financing fees	(26,586)	(10,459)	—	—
Dividend to affiliate	—	—	—	(2,500)
Proceeds from issuance of common stock, net	—	—	649,600	—
Loan advances to officer	—	—	(20,000)	—
Payment of capital restructuring costs	(104,000)	—	(43,671)	—

Net cash provided by (used in) financing activities	106,664	96,041	402,289	(150)

Net increase (decrease) in cash and cash equivalents	(84,532)	33,537	353,133	(67,062)
Cash and cash equivalents
Beginning of period	413,610	380,073	26,940	94,002
Net increase (decrease) in cash and cash equivalents	(84,532)	33,537	353,133	(67,062)

End of period	$329,078	$413,610	$380,073	$26,940

Supplementary disclosure of cash flow information
Income taxes paid (refunded)	$7,699	$2,825	$(2,210)	$855
Interest paid	92,481	180,647	268,925	4,847
Deferred/contingent consideration for acquisitions, net (non cash)	—	4,695	(15,626)	—
Pre-publication costs included in accounts payable (non cash)	(10,630)	—	—	—
Property, plant, and equipment included in accounts payable (non cash)	1,438	—	—	—
Property, plant, and equipment acquired under capital leases (non cash)	4,799	—	—	—
Chapter 11 Reorganization (See Note 2)
March 2010 Restructuring (See Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

HMH Holdings (Delaware), Inc.

Consolidated Statements of Stockholders’ Equity (Deficit)

	Predecessor Company
(in thousands of dollars, except share information)	Common Stock		Treasury Stock	Capital in excess of Par Value	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Par Value
Balance at December 31, 2009	3,100	$—	$—	$2,135,798	$(4,734,442)	$(16,092)	$(2,614,736)
Net loss	—	—	—	—	(311,776)	—	(311,776)
Other comprehensive income (loss)	—	—	—	—	—	(921)	(921)
Stock compensation	—	—	—	925	—	—	925
Dividend to affiliate	—	—	—	(2,500)	—	—	(2,500)
Recapitalization of amounts due from Parent	—	—	—	(1,154)	—	—	(1,154)

Balance at March 9, 2010	3,100	$—	$—	$2,133,069	$(5,046,218)	$(17,013)	$(2,930,162)

	Successor Company
(in thousands of dollars, except share information)	Common Stock		Treasury Stock	Capital in excess of Par Value	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Par Value
Balance at March 10, 2010	129,999,970	$130	$—	$1,376,435	$—	$—	$1,376,565
Net loss	—	—	—	—	(507,727)	—	(507,727)
Other comprehensive income (loss)	—	—	—	—	—	(4,884)	(4,884)
Issuance of common stock, net	153,636,265	154	—	649,446	—	—	649,600
Stock compensation	—	—	—	4,274	—	—	4,274

Balance at December 31, 2010	283,636,235	284	—	2,030,155	(507,727)	(4,884)	1,517,828
Net loss	—	—	—	—	(2,182,370)	—	(2,182,370)
Other comprehensive income (loss)	—	—	—	—	—	(18,569)	(18,569)
Stock compensation	—	—	—	8,559	—	—	8,559

Balance at December 31, 2011	283,636,235	$284	$—	$2,038,714	$(2,690,097)	$(23,453)	$(674,552)
Net loss	—	—	—	—	(87,139)	—	(87,139)
Other comprehensive income (loss), net of tax expense of $85	—	—	—	—	—	1,925	1,925
Issuance of common stock	70,000,000	700	—	1,749,300	—	—	1,750,000
Gain on debt-for-equity exchange, net of tax expense of $73,801	(283,636,235)	(284)	—	936,750	—	—	936,466
Issuance of warrants	—	—	—	10,747	—	—	10,747
Stock compensation	—	—	—	6,254	—	—	6,254
Addition of treasury stock, 41,011 shares	—	—	—	—	—	—	—

Balance at December 31, 2012	70,000,000	$700	$—	$4,741,765	$(2,777,236)	$(21,528)	$1,943,701

The accompanying notes are an integral part of these consolidated financial statements.

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(in thousands of dollars, except share and per share information)

1.	Basis of Presentation

HMH Holdings (Delaware), Inc., (“HMH”, “Houghton Mifflin Harcourt”, “we”, “us”, “our”, or the “Company”) is a leading global provider of education solutions, delivering content, technology, services and media to over 50 million students in over 150 countries worldwide. We deliver our offerings to both educational institutions and consumers around the world. In the United States, we are the leading provider of K-12 educational content by market share. We believe that nearly every current K-12 student in the United States has utilized our content during the course of his or her education. As a result, we believe that we have an established reputation with these students that is difficult for others to replicate and positions us to continue to provide our broader content and services to serve their lifelong learning needs. We believe our long-standing reputation and well-known brands enable us to capitalize on consumer and digital trends in the education market through our existing and developing channels. Furthermore, since 1832, we have published trade and reference materials, including adult and children’s fiction and non-fiction books that have won industry awards such as the Pulitzer Prize, Newbery and Caldecott medals and National Book Award, all of which are generally known.

The consolidated December 31, 2012 and 2011 financial statements of HMH include the accounts of all of our wholly-owned subsidiaries as of and for the periods ended December 31, 2012, December 31, 2011, December 31, 2010 and March 9, 2010. Prior to the March 2010 Restructuring noted below, our operations were held by HMH Publishing Company (“HMH Publishing” or “Predecessor”), a wholly-owned subsidiary of Education Media and Publishing Group Limited (“EMPG” or “Former Parent”) formed through the combination of Houghton Mifflin and Harcourt Education (both education learning companies) and Riverdeep Group Limited, a digital publishing business. Throughout the notes to the consolidated financial statements, both HMH and HMH Publishing are referred to collectively as the “Company.”

The accompanying consolidated financial statements have been prepared in accordance with principles generally accepted in the United States of America (“GAAP”). All intercompany accounts and transactions have been eliminated.

Seasonality and Comparability

Our net sales, operating profit and operating cash flows are impacted by the inherent seasonality of the academic calendar. Consequently, the performance of our businesses may not be comparable quarter to consecutive quarter and should be considered on the basis of results for the whole year or by comparing results in a quarter with results in the same quarter for the previous year.

Schools make most of their purchases in the second and third quarters of the calendar year in preparation for the beginning of the school year. Thus, over the past three years, approximately 69% of consolidated net sales have historically been realized in the second and third quarters. Sales of K-12 instructional materials and customized testing products are also cyclical, with some years offering more sales opportunities than others. The amount of funding available at the state level for educational materials also has a significant effect on year-to-year revenue. Although the loss of a single customer would not have a material adverse effect on our business, schedules of school adoptions and market acceptance of our products can materially affect year-to-year revenue performance.

Chapter 11 Reorganization

On May 10, 2012, we entered into a Restructuring Support Agreement (“Plan Support Agreement”) with consenting creditors holding greater than 74% of the principal amount of the outstanding senior secured indebtedness of the Company and with equity owners holding approximately 64% of the Company’s

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(in thousands of dollars, except share and per share information)

outstanding common stock. The consenting creditors agreed to support the Company’s Pre-Packaged Chapter 11 Plan of Reorganization (“Plan”). Pursuant to the Plan Support Agreement, the Company agreed to use its best efforts to (i) support and complete the restructuring and all transactions contemplated by the Plan (as defined below), (ii) take any and all necessary and appropriate actions in furtherance of the restructuring contemplated under the Plan, (iii) complete the restructuring and all transactions contemplated under the Plan within set time-frames, (iv) obtain any and all required regulatory and/or third-party approvals for the restructuring, and (v) not directly or indirectly, seek, solicit, support, or engage in the negotiation or formulation of alternate plans of reorganization that were inconsistent with the reorganization as contemplated by the Plan Support Agreement.

On May 21, 2012 (the “Petition Date”), the U.S. based entities that borrowed or guaranteed the debt of the Company (collectively the “Debtors”), filed voluntary petitions for relief under Chapter 11 of the federal bankruptcy laws in the United States Bankruptcy Court for the Southern District of New York (“Court”). Concurrently therewith, the Debtors also filed the Plan, the Disclosure Statement in support of the Plan and filed various motions seeking relief to continue operations. Following the Petition Date, the Debtors operated their business as “debtors in possession” (“DIP”) under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Court. Under Chapter 11 of the United States Bankruptcy Code (“Chapter 11”), certain claims against us in existence before the Petition Date were stayed while we operated our business as a DIP including any actions that might be commenced with regards to secured claims, although the holders of such claims had the right to move the Court for relief from the stay. Subsequent to the Petition Date, these claims were reflected in the balance sheet as liabilities subject to compromise. Secured claims were secured primarily by liens on the Company’s accounts receivable. Additional claims (liabilities subject to compromise) could have potentially arisen after the filing date resulting from rejection of executory contracts or from the determination by the Court (or agreed to by parties in interest).

On June 22, 2012, the Company successfully emerged from bankruptcy as a reorganized company pursuant to the Plan. Ultimately, the Debtors did not reject any executory contracts during the bankruptcy case, and the Company continues to review and reconcile claims that were filed against it by creditors.

March 2010 Restructuring

As a result of lower than expected operating results beginning in the latter half of 2008 and continuing through 2009, primarily due to a downturn in the economy and state budget deficits adversely affecting many of our customers, we failed several of our debt covenants and faced liquidity constraints. Waivers were obtained from our first lien lenders and mezzanine lenders for the covenant violations through March 9, 2010.

On March 9, 2010, the Company and its first lien and mezzanine lenders and its shareholders consummated a restructuring of the Company (the “Restructuring”). As part of the Restructuring, a new legal entity was formed, HMH Holdings (Delaware), Inc., to hold all of the assets of the operating companies. On March 9, 2010, the then-existing senior secured lenders in the first lien credit facility received 90% (pre-dilution from the rights offering noted below) of the equity in HMH, in exchange for converting $1,983.7 million of their senior secured position in the first lien credit agreement to equity in HMH. The then-existing mezzanine lenders received 10% of the equity of HMH (pre-dilution from the rights offering) and 40,519,431 warrants at a strike price of $12.26, in exchange for converting all of their $2,124.8 million subordinated secured position in the mezzanine credit agreement to equity. The former shareholder, EMPG, cancelled its equity ownership in the Company in exchange for 18,956,473 warrants with a strike price of $22.32.

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(in thousands of dollars, except share and per share information)

Additionally, on March 9, 2010, HMH raised $650.0 million of new equity capital through a rights offering from the then-existing senior secured and mezzanine lenders who agreed to convert a portion of their first lien and mezzanine positions to equity. The proceeds were used to pay transaction fees, accrued interest and fund working capital needs.

As a result of this change in control, we applied the acquisition method of accounting, as required by authoritative literature. Accordingly, the consolidated financial statements prior to the closing of the Restructuring reflect the historical accounting basis in the assets and liabilities and are labeled Predecessor Company, while such records subsequent to the Restructuring are labeled Successor Company and reflect the fair values determined as part of applying the acquisition method. This is presented in the consolidated financial statements by a vertical black line division which appears between the columns labeled Predecessor and Successor in the financial statements and the relevant notes. The black line signifies that the periods prior to the Restructuring are not comparable.

A valuation was performed to determine the acquisition price using the Income Approach employing a Discounted Cash Flow (“DCF”) methodology. The DCF method explicitly recognizes that the value of a business enterprise is equal to the present value of the cash flows that are expected to be available for distribution to the equity and/or debt holders of a company. In the valuation of a business enterprise, indications of value are developed by discounting future net cash flows available for distribution to their present worth at a rate that reflects both the current return requirements of the market and the risk inherent in the specific investment.

We used a multi-year DCF model to derive a Total Invested Capital value which was adjusted for cash, non-operating assets, debt and any negative net working capital to calculate a Business Enterprise Value of approximately $5.0 billion which was then used to value our equity. In connection with the Income Approach portion of this exercise, we made the following assumptions: (1) the discount rate was based on an average of a range of scenarios with rates between 8.6% and 11.4%; (2) management’s estimates of future performance of our operations; and (3) a terminal growth rate of 3.5%. The discount rate and market growth rate reflect the risks associated with the general economic pressure impacting both the economy in general and more specifically the publishing industry. Costs and professional fees incurred as part of the refinancing totaled $43.7 million and were recorded in other assets and long-term receivables in the Predecessor Company and were treated as a reduction to the equity value in the Successor Company.

We finalized the valuation and completed the allocation of the business enterprise value. The allocation of the business enterprise value at March 10, 2010 was as follows:

Cash and cash equivalents	$22,995
Goodwill	1,935,965
Other intangible assets	2,108,538
Other assets	1,259,999
Debt	(3,009,212)
Other liabilities	(941,720)

Total net assets	$1,376,565

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(in thousands of dollars, except share and per share information)

The following table presents unaudited pro forma results of our historical consolidated statements of operations for the year ended December 31, 2010, giving effect to the Restructuring as if it occurred on January 1, 2010 (in thousands, except per share data):

For the Year Ended December 31, 2010 (unaudited)
Pro forma net sales	$1,499,086
Pro forma net loss	(758,465)
Pro forma loss per share:
Basic	$(2.67)
Diluted	$(2.67)
Pro forma shares outstanding:
Basic	283,636,235
Diluted	283,636,235

The pro forma results for the year ended December 31, 2010 primarily include adjustments for interest expense, amortization of other intangible assets, and deferred revenue. This pro forma information does not purport to indicate the results that would have actually been obtained had the Restructuring been completed on the assumed date, or which may be realized in the future.

Subsequent Events

The Company has performed an evaluation of subsequent events through March 29, 2013, which is the date the financial statements were issued, and through August 2, 2013, the date the financial statements were reissued.

2.	Chapter 11 Reorganization Disclosures

As discussed in Note 1, the Company filed voluntary petitions for relief under Chapter 11. On June 21, 2012, the Bankruptcy Court entered an order confirming and approving the Plan for the Debtors and the Plan became effective and the transactions contemplated under the Plan were consummated on June 22, 2012.

Subsequent to the Petition Date, the provisions in U.S. Generally Accepted Accounting Principles guidance for reorganizations applied to the Company’s financial statements while it operated under the provisions of Chapter 11. The accounting guidance did not change the application of generally accepted accounting principles in the preparation of financial statements. However, it does require that the financial statements, for periods including and subsequent to the filing of the Chapter 11 petition, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, all transactions (including, but not limited to, all professional fees, realized gains and losses and provisions for losses) directly associated with the reorganization and restructuring of our businesses are reported separately in the financial statements. All such expense or income amounts are reported in reorganization items in the accompanying consolidated statements of operations for the year ended December 31, 2012.

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(in thousands of dollars, except share and per share information)

Summary of Emergence

On June 22, 2012, the Company successfully emerged from bankruptcy as a reorganized company pursuant to the Plan after voluntarily filing for bankruptcy on May 21, 2012. The financial restructuring realized by the confirmation of the Plan was accomplished through a debt-for-equity exchange. The Plan deleveraged the Company’s balance sheet by eliminating the Company’s secured indebtedness in exchange for new equity in the Company. Existing stockholders, in their capacity as stockholders, received warrants for the new equity in the Company in exchange for the existing equity.

Upon the Company’s emergence from Chapter 11 bankruptcy proceedings on June 22, 2012, the Company was not required to apply fresh-start accounting based on U.S. Generally Accepted Accounting Principles guidance for reorganizations due to the fact that the pre-petition holders who owned more than 50% of the Company’s outstanding common shares immediately before confirmation of the Plan received more than 50% of the Company’s outstanding common stock upon emergence. Accordingly, a new reporting entity was not created for accounting purposes.

Below is a summary of the significant transactions affecting the Company’s capital structure as a result of the effectiveness of the Plan.

Equity Transactions

On June 22, 2012, pursuant to the Plan, all of the issued and outstanding shares of common stock of the Company, including all options, warrants or any other agreements to acquire shares of common stock of the Company that existed prior to the Petition Date, were cancelled and in exchange, holders of such interests received distributions pursuant to the terms of the Plan. The distributions received by holders of interests in our common stock prior to the petition date on June 22, 2012 pursuant to the terms of the Plan included adequate protection payments and conversion fees of approximately $60.1 million and $26.1 million, respectively. As of June 22, 2012, the authorized capital stock of the Company consists of (i) 190,000,000 shares of common stock, of which 70,000,000 shares of common stock are issued and 69,958,989 shares of common stock are outstanding at December 31, 2012, 3,684,211 shares of common stock which are reserved for issuance upon exercise of warrants, and 8,187,135 shares of common stock which are reserved for issuance upon exercise of certain other warrants and awards to be issued by the Company under the MIP (defined below) and (ii) 10,000,000 shares of preferred stock, $0.01 par value per share, of which no shares are issued and outstanding. There are no other outstanding obligations, warrants, options, or other rights to subscribe for or purchase from the Company any class of capital stock of the Company.

On June 22, 2012, the Company issued an aggregate of 70,000,000 post-emergence shares of new common stock pursuant to the final Plan on a pro rata basis to the holders of the then-existing first lien term loan (the “Term Loan”), of which 41,011 are treasury shares as of December 31, 2012, the then-existing first lien revolving loan facility (the “Revolving Loan”), and 10.5% Senior Notes as of the Petition Date. The Company relied on Section 1145(a)(1) of the Bankruptcy Code to exempt from the registration requirements of the Securities Act of 1933, the issuance of such new common stock.

A new Management Incentive Plan (“MIP”) became effective upon emergence. The MIP provides for grants of options and restricted stock at a strike price equal to or greater than the fair value per share of common stock as of the date of the grant and reserved for management and employees up to 10% of the new common stock of the Company. During 2012, the Company granted to certain employees, including executive officers, stock options totaling 4,952,281 shares of the Company’s common stock. Each of the stock options granted have an exercise price equal to the fair value and generally vest over a three or four year period.

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(in thousands of dollars, except share and per share information)

During 2012, we granted 22,200 restricted stock units to independent directors which generally vest over a one year period. As of December 31, 2012, there are 3,212,654 shares of common stock underlying awards reserved for future issuance under the MIP.

In accordance with the Plan, on June 22, 2012, each existing common stockholder received its pro rata share of warrants to purchase 5% of the common stock of the Company, subject to dilution for equity awards issued in connection with the MIP. The Company issued warrants to purchase an aggregate of 3,684,211 shares of common stock of the Company at a weighted average exercise price of $42.27 per share. The exercise price for the warrants is based upon a $3.1 billion enterprise valuation of the Company, and the warrants have a term of seven years. All of the then-existing common stock was extinguished on the effective date of the Plan. As of December 31, 2012, there are 3,684,211 shares reserved for issuance upon the exercise of such warrants.

Debt Transactions

On June 22, 2012, the Company’s creditors converted the First Lien Credit Agreement consisting of the Term Loan with an aggregate outstanding principal balance of $2.6 billion and the Revolving Loan with an aggregate outstanding principal balance of $235.8 million, and the outstanding $300.0 million principal amount of 10.5% Senior Notes to 100 percent pro rata ownership of the Company’s common stock, subject to dilution pursuant to the MIP and the exercise of the new warrants (described previously), and received $30.3 million in cash.

In connection with the Chapter 11 filing on May 22, 2012, the Company entered into a new $500.0 million senior secured credit facility (“DIP Facility”), which converted into an exit facility on the effective date of the emergence from Chapter 11. This exit facility consists of a $250.0 million revolving credit facility, which is secured by the Company’s accounts receivable and inventory, and a $250.0 million term loan credit facility. The proceeds of the exit facility were used to fund the costs of the reorganization and are providing working capital to the Company since its emergence from Chapter 11.

A summary of the transactions affecting the Company’s debt balances is as follows:

Debt balance prior to emergence from bankruptcy (including accrued interest)	$(3,142,234)
Exchange of debt for new common shares	1,750,000
Elimination of debt discount and deferred financing fees	98,352
Adequate protection payments	69,701
Conversion fees	30,299
Professional fees	21,726

(Gain) loss on extinguishment	$(1,172,156)

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(in thousands of dollars, except share and per share information)

Reorganization Items

Reorganization items represent expense or income amounts that were recorded in the consolidated financial statements as a result of the bankruptcy proceedings. Reorganization items were incurred starting with the date of the bankruptcy filing through the date of bankruptcy emergence. Approximately 86.2% of the (gain) loss on extinguishment was allocated to capital in excess of par value in the consolidated balance sheet based on the percentage of the Company’s creditors that converted their debt to equity who were also equityholders as of the date of the bankruptcy filing. The remaining portion of the (gain) loss on extinguishment of debt was allocated to reorganization items, net in the consolidated statement of operations based on the percentage of the Company’s creditors that converted their debt to equity who did not have a pre-existing equity ownership in the Company as of the date of the bankruptcy filing. The gain from reorganization items for the year ended December 31, 2012 were as follows:

	Total	Adjusted to Capital in excess of par value	Reorganization items, net
Debt to equity conversion	$(1,392,234)	$(1,199,549)	$(192,685)
Elimination of debt discount and deferred financing fees	98,352	84,740	13,612
Adequate protection payments	69,701	60,054	9,647
Conversion fees	30,299	26,106	4,193
Professional fees	21,726	18,381	3,345

(Gain) loss on extinguishment	(1,172,156)	(1,010,268)	(161,888)
Stock compensation	2,027	—	2,027
Issuance of warrants	10,747	—	10,747

Reorganization items, net	$(1,159,382)	$(1,010,268)	$(149,114)

Liabilities Subject to Compromise

Certain pre-petition liabilities and indebtedness were subject to compromise under the Plan and were reported at amounts allowed or expected to be allowed by the Court. A summary of liabilities subject to compromise reflected in the consolidated balance sheet as of May 21, 2012 is as follows:

May 21, 2012
$2,668,690 Term Loan due June 12, 2014	$2,570,815
$235,751 Revolving Loan due December 12, 2013	235,751
$300,000 10.5% senior secured notes due June 1, 2019	300,000
Accrued interest	35,668

Total	$3,142,234

As of December 31, 2012, there were no liabilities subject to compromise.

All pre-petition claims were considered liabilities subject to compromise at May 21, 2012. As discussed above, the Term Loan, the Revolving Loan, the 10.5% Senior Notes, and the associated accrued interest were exchanged for new common stock in the Company. There were no other liabilities subject to compromise as of May 21, 2012. We honored other prepetition obligations, including employee wages and trade payables in the ordinary course of business.

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(in thousands of dollars, except share and per share information)

3.	Significant Accounting Policies

Principles of Consolidation

Our accompanying consolidated financial statements include the results of operations of the Company and our wholly-owned subsidiaries. All material intercompany accounts and transactions are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates, assumptions and judgments by management that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosure of contingent assets and liabilities in the amounts reported in the financial statements and accompanying notes. On an ongoing basis, we evaluate our estimates and assumptions including, but not limited to, book returns, allowance for bad debts, recoverability of advances to authors, valuation of inventory, depreciation and amortization periods, recoverability of long-term assets such as property, plant, and equipment, capitalized pre-publication costs, other identified intangibles, goodwill, deferred revenue, income taxes, pensions and other postretirement benefits, contingencies, and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

Revenue Recognition

We derive revenue primarily from the sale of print and digital textbooks and instructional materials, trade books, reference materials, assessment materials and multimedia instructional programs; license fees for book rights, content and software; and services that include test development, test delivery, test scoring, professional development, consulting and training as well as access to hosted content. Revenue is recognized only once persuasive evidence of an arrangement with the customer exists, the sales price is fixed or determinable, delivery of products or services has occurred, title and risk of loss with respect to products have transferred to the customer, all significant obligations, if any, have been performed, and collection is probable.

We enter into certain contractual arrangements that have multiple elements, one or more of which may be delivered subsequent to the delivery of other elements. These multiple-deliverable arrangements may include print and digital media, professional development services, training, software licenses, access to hosted content, and various services related to the software including but not limited to hosting, maintenance and support, and implementation. For these multiple-element arrangements, we allocate revenue to each deliverable of the arrangement based on the relative selling prices of the deliverables. In such circumstances, we first determine the selling price of each deliverable based on (i) vendor-specific objective evidence of fair value (“VSOE”) if that exists, (ii) third-party evidence of selling price (“TPE”) when VSOE does not exist, or (iii) our best estimate of the selling price when neither VSOE nor TPE exists. Revenue is then allocated to the non-software deliverables as a group and to the software deliverables as a group using the relative selling prices of each of the deliverables in the arrangement, based on the selling price hierarchy. Non-software deliverables include print and digital textbooks and instructional materials, trade books, reference materials, assessment materials and multimedia instructional programs; licenses to

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(in thousands of dollars, except share and per share information)

book rights and content; access to hosted content; and services including test development, test delivery, test scoring, professional development, consulting and training when those services do not relate to software deliverables. Software deliverables include software licenses, software maintenance and support services, professional services and training when those services relate to software deliverables.

For the non-software deliverables, we determine the revenue for each deliverable based on its relative selling price in the arrangement and we recognize revenue upon delivery of the product or service, assuming all other revenue recognition criteria have been met. Revenue for test delivery, test scoring and training is recognized when the service has been completed. Revenue for test development, professional development, consulting and training is recognized as the service is provided. Revenue for access to hosted content is recognized ratably over the term of the arrangement.

For the software deliverables as a group, we recognize revenue in accordance with the authoritative guidance for software revenue recognition. As our software licenses are typically sold with maintenance and support, professional services or training, we use the residual method to determine the amount of software license revenue to be recognized. Under the residual method, arrangement consideration of the software deliverables as a group is allocated to the undelivered elements based upon VSOE of those elements, with the residual amount of the arrangement fee allocated to and recognized as license revenue upon delivery, assuming all other revenue recognition criteria have been met. If VSOE of one or more of the undelivered services or other elements does not exist, all revenues of the software-deliverables arrangement are deferred until delivery of all of those services or other elements has occurred, or until VSOE of each of those services or other elements can be established.

As products are shipped with right of return, a provision for estimated returns on these sales is made at the time of sale based on historical experience.

Deferred revenues represent amounts billed to customers or payments received from customers for which revenue has not been recognized. Deferred revenues primarily consist of gratis items (which are delivered free of charge to our customers, such as workbooks and online digital content), digital and on-line learning components. Revenue is allocated to gratis items in a multiple-element arrangement based on their relative selling prices and such revenue is deferred and only recognized as the items are delivered. As our business model shifts to more digital and on-line learning components, our deferred revenue balance could increase.

Advertising Costs and Sample Expenses

Advertising costs are charged to selling and administrative expenses as incurred. Advertising costs were $6.7 million and $7.4 million for the years ended December 31, 2012 and 2011, respectively. For the period January 1, 2010 to March 9, 2010, advertising costs were $1.1 million and for the period March 10, 2010 to December 31, 2010 advertising costs were $5.1 million. Sample expenses are charged to selling and administrative expenses when the samples are shipped.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in banks and highly liquid investment securities that have maturities of three months or less when purchased. The carrying amount of cash equivalents approximates fair value because of the short term maturity of these investments.

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(in thousands of dollars, except share and per share information)

Restricted Cash

Restricted cash consists primarily of cash collateral for irrevocable standby letters of credit in connection with property that we currently lease and performance and surety bonds.

Short-term Investments

Short-term investments typically consist of marketable securities with maturities between three and twelve months at the balance sheet date. We have classified all of our short-term investments as available-for-sale at December 31, 2012. The investments are reported at fair value, with any unrealized gains or losses excluded from earnings and reported as a separate component of stockholders’ equity as other comprehensive income (loss).

Accounts Receivable

Accounts receivable are recorded net of allowances for doubtful accounts and reserves for book returns. In the normal course of business, we extend credit to customers that satisfy predefined criteria. We estimate the collectability of our receivables. Allowances for doubtful accounts are established through the evaluation of accounts receivable aging and prior collection experience to estimate the ultimate collectability of these receivables. Reserves for book returns are based on historical return rates and sales patterns.

Inventories

Inventories are stated at the lower of weighted average cost or net realizable value. The level of obsolete and excess inventory is estimated on a program or title level-basis by comparing the number of units in stock with the expected future demand. The expected future demand of a program or title is determined by the copyright year, the previous years’ sales history, the subsequent year’s sales forecast, known forward-looking trends including our development cycle to replace the title or program and competing titles or programs.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost, or in the case of assets acquired in business combinations, at fair value as of the acquisition date, less accumulated depreciation. Equipment under capital lease is stated at fair value at inception of the lease, less accumulated depreciation. Maintenance and repair costs are charged to expense as incurred, and renewals and improvements that extend the useful life of the assets are capitalized.

Depreciation on property, plant, and equipment is calculated using the straight-line method over the estimated useful lives of the assets or, in the case of assets acquired in business combinations, over their remaining lives. Equipment held under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset. Estimated useful lives of property, plant, and equipment are as follows:

Estimated Useful Life
Building and building equipment	10 to 35 years
Machinery and equipment	2 to 15 years
Capitalized software	3 to 5 years
Leasehold improvements	Lesser of useful life or lease term

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(in thousands of dollars, except share and per share information)

Capitalized Internal-Use and External-Use Software

Capitalized internal-use and external-use software is included in property, plant and equipment on the consolidated balance sheets.

We capitalize certain costs related to obtaining or developing computer software for internal use. Costs incurred during the application development stage, including external direct costs of materials and services, and payroll and payroll related costs for employees who are directly associated with the internal-use software project, are capitalized and amortized on a straight-line basis over the expected useful life of the related software. The application development stage includes design of chosen path, software configuration and integration, coding, hardware installation and testing. Costs incurred during the preliminary stage, as well as maintenance, training and upgrades that do not result in additional functionality are expensed as incurred.

Certain computer software development costs for software that is to be sold or marketed are capitalized in the consolidated balance sheets. Capitalization of computer software development costs begins upon the establishment of technological feasibility. We define the establishment of technological feasibility as a working model. Amortization of capitalized computer software development costs is provided on a product-by-product basis using the straight-line method, beginning upon commercial release of the product, and continuing over the remaining estimated economic life of the product. The carrying amounts of computer software development costs are periodically compared to net realizable value and impairment charges are recorded, as appropriate, when amounts expected to be realized are lower.

We review internal and external software development costs for impairment. For the years ended December 31, 2012 and 2011, software development costs of $2.6 million and $5.6 million, respectively, were impaired. For the period January 1, 2010 to March 9, 2010 software development costs of $4.0 million were impaired. There were no software development cost impairments for the period March 10, 2010 to December 31, 2010. All impairments were included as a charge to the statement of operations in the impairment charge for goodwill, intangible assets, pre-publication costs and fixed assets caption.

Pre-publication costs

We capitalize the art, prepress, manuscript and other costs incurred in the creation of the master copy of a book or other media (the “pre-publication costs”). Pre-publication costs are primarily amortized from the year of sale over five years using the sum-of-the-years-digits method, which is an accelerated method for calculating an asset’s amortization. Under this method, the amortization expense recorded for a pre-publication cost asset is approximately 33% (year 1), 27% (year 2), 20% (year 3), 13% (year 4) and 7% (year 5). This policy is used throughout the Company, except for the Trade Publishing consumer books, which generally expenses such costs as incurred, and the assessment products, which uses the straight-line amortization method. The amortization methods and periods chosen best reflect the pattern of expected sales generated from individual titles or programs. We periodically evaluate the remaining lives and recoverability of capitalized pre-publication costs, which are often dependent upon program acceptance by state adoption authorities.

Amortization expense related to pre-publication costs for the years ended December 31, 2012 and 2011 were $137.7 million and $176.8 million, respectively. For the period January 1, 2010 to March 9, 2010 amortization expense related to pre-publication costs was $37.9 million and for the period March 10, 2010 to December 31, 2010 amortization expense related to pre-publication costs was $181.5 million.

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(in thousands of dollars, except share and per share information)

For the years ended December 31, 2012 and 2011, the period January 1, 2010 to March 9, 2010, and the period March 10, 2010 to December 31, 2010, pre-publication costs of $0.4 million, $33.5 million, zero and $16.9 million, respectively, were deemed to be impaired. The impairment was included as a charge to the statement of operations in the impairment charge for goodwill, intangible assets, pre-publication costs and fixed assets caption.

Goodwill and indefinite-lived intangible assets

Goodwill is the excess of the purchase price paid over the fair value of the net assets of the business acquired. Other intangible assets principally consist of branded trademarks and trade names, acquired publishing rights and customer relationships. Goodwill and indefinite-lived intangible assets (certain trade names) are not amortized but are reviewed at least annually for impairment or earlier, if an indication of impairment exists. Recoverability of goodwill and indefinite lived intangibles is evaluated using a two-step process. In the first step, the fair value of a reporting unit is compared to its carrying value. If the fair value of a reporting unit exceeds the carrying value of the net assets assigned to a reporting unit, goodwill is considered not impaired and no further testing is required. If the carrying value of the net assets assigned to a reporting unit exceeds the fair value of a reporting unit, the second step of the impairment test is performed in order to determine the implied fair value of a reporting unit’s goodwill. Determining the implied fair value of goodwill requires valuation of a reporting unit’s tangible and intangible assets and liabilities in a manner similar to the allocation of purchase price in a business combination. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, goodwill is deemed impaired and is written down to the extent of the difference. We estimate total fair value of each reporting unit using discounted cash flow analysis, and make assumptions regarding future revenue, gross margins, working capital levels, investments in new products, capital spending, tax, cash flows and the terminal value of the reporting unit. With regard to other intangibles with indefinite lives, we determine the fair value by asset, which is then compared to its carrying value to determine if the assets are impaired.

Goodwill is allocated entirely to our Education reporting unit. Determining the fair value of a reporting unit is judgmental in nature, and involves the use of significant estimates and assumptions. These estimates and assumptions may include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions, the determination of appropriate market comparables as well as the fair value of individual assets and liabilities. Consistent with prior years, we used an income approach to establish the fair value of the reporting unit as of October 1, 2012. As in prior years, we used the most recent five year strategic plan as the initial basis of our analysis.

We completed our annual goodwill and indefinite-lived intangible asset impairment tests as of October 1, 2012, 2011, and 2010 and recorded a noncash impairment charge of $5.0 million for the year ended December 31, 2012, $1,635.1 million for the year ended December 31, 2011 and $87.0 million for the period March 10, 2010 to December 31, 2010. There was no impairment for the period January 1, 2010 to March 9, 2010. The impairments principally related to one specific tradename within the Education business in 2012, goodwill and tradenames within the Education business in 2011, and related to tradenames within the Education business and Trade Division in 2010. The impairment charges resulted primarily from a decline in revenue from previously projected amounts as a result of the economic downturn and reduced educational spending by states and school districts.

Publishing Rights

A publishing right is an acquired right that allows us to publish and republish existing and future works as well as create new works based on previously published materials. We determine the fair market value of

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(in thousands of dollars, except share and per share information)

the publishing rights arising from business combinations by discounting the after-tax cash flows projected to be derived from the publishing rights and titles to their net present value using a rate of return that accounts for the time value of money and the appropriate degree of risk. The useful life of the publishing rights is based on the lives of the various copyrights involved. We calculate amortization using the percentage of the projected operating income before taxes derived from the titles in the current year as a percentage of the total estimated operating income before taxes over the remaining useful life. Acquired publication rights, as well as customer-related intangibles with definitive lives, are primarily amortized on an accelerated basis over periods ranging from three to 20 years.

Impairment of other long-lived assets

We review our other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If the future undiscounted cash flows are less than their book value, impairment exists. The impairment is measured as the difference between the book value and the fair value of the underlying asset. Fair value is normally determined using a discounted cash flow model.

Severance

We accrue postemployment benefits if the obligation is attributable to services already rendered, rights to those benefits accumulate, payment of benefits is probable, and amount of benefit is reasonably estimated. Postemployment benefits include severance benefits.

Subsequent to recording such accrued severance liabilities, changes in market or other conditions may result in changes to assumptions upon which the original liabilities were recorded that could result in an adjustment to the liabilities.

Royalty advances

Royalty advances to authors are capitalized and represent amounts paid in advance of the sale of an author’s product and are recovered as earned. As advances are recorded, a partial reserve may be recorded immediately based primarily upon historical sales experience. Advances are evaluated periodically to determine if they are expected to be recovered. Any portion of a royalty advance that is not expected to be recovered is fully reserved. Cash payments for royalty advances are included within cash flows from operating activities, under the caption “Royalties, net,” in our consolidated statements of cash flows.

Income taxes

We record income taxes using the asset and liability method. Deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax basis, and operating loss and tax credit carryforwards. Our consolidated financial statements contain certain deferred tax assets which have arisen primarily as a result of interest expense limitations, as well as other temporary differences between financial and tax accounting. We establish a valuation allowance if the likelihood of realization of the deferred tax assets is reduced based on an evaluation of objective verifiable evidence. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(in thousands of dollars, except share and per share information)

liabilities and any valuation allowance recorded against those deferred tax assets. We evaluate the weight of all available evidence to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

We also evaluate any uncertain tax positions and only recognize the tax benefit from an uncertain tax position if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon settlement. We record a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Any change in judgment related to the expected ultimate resolution of uncertain tax positions is recognized in earnings in the period in which such change occurs. Interest and penalties, if any, related to unrecognized tax benefits are recorded in income tax expense.

Share-Based Compensation

Certain employees and or directors have been granted stock options and restricted stock awards in both the predecessor and successor companys’ common stock. Stock based compensation expense reflects the fair value of stock-based awards measured at the grant date and recognized over the relevant service period. We estimate the fair value of each stock-based award on the measurement date using either the current market price or the Black-Scholes option valuation model. The Black-Scholes option valuation model incorporates assumptions as to stock volatility, the expected life of the options, risk-free interest rate and dividend yield for time-vested stock options and restricted stock. We recognize compensation cost on a straight-line basis over the awards’ vesting periods.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as changes in the equity of an enterprise except those resulting from stockholder transactions. The amounts shown on the consolidated statements of stockholders’ equity (deficit) and comprehensive income (loss) relate to the cumulative effect of changes in pension liabilities, foreign currency translation gain and loss adjustments, and unrealized gains and losses on short-term investments.

Foreign Currency Translation

The functional currency for each of our subsidiaries is the currency of the primary economic environment in which the subsidiary operates, generally defined as the currency in which the entity generates and expends cash. Foreign currency denominated assets and liabilities are translated into United States dollars at current rates as of the balance sheet date and the revenue, costs and expenses are translated at the average rates established during each reporting period. Cumulative translation gains or losses are recorded in equity as an element of accumulated other comprehensive income.

Financial instruments

Derivative financial instruments are employed to manage risks associated with interest rate exposures and are not used for trading or speculative purposes. We recognize all derivative instruments, such as interest rate swap agreements, in our consolidated balance sheets at fair value. Changes in the fair value of

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(in thousands of dollars, except share and per share information)

derivatives are recognized periodically either in earnings or in stockholders’ equity (deficit) as a component of accumulated other comprehensive income (loss), depending on whether the derivative financial instrument qualifies for hedge accounting and, if so, whether it qualifies as a fair value hedge or a cash flow hedge. Gains and losses on derivatives designated as hedges, to the extent they are effective, are recorded in other comprehensive income, and subsequently reclassified to earnings to offset the impact of the hedged items when they occur. Changes in the fair value of derivatives not qualifying as hedges are reported in earnings. Our interest rate swap agreements that existed during 2010 and terminated upon expiration did not qualify for hedge accounting because we did not contemporaneously document our hedging strategy upon entering into the hedging arrangements. The net interest paid or received on interest rate swaps is recognized within net interest expense in the consolidated statement of operations. There were no derivative instruments that qualified for hedge accounting during 2011 and 2012.

Treasury Stock

We account for treasury stock under the cost method. When shares are reissued or retired from treasury stock they are accounted for at an average price. Upon retirement the excess over par value is charged against capital in excess of par value.

Net Loss per Share

Basic net loss per share attributable to common stockholders is computed by dividing net loss attributable to common stockholders by the weighted-average common shares outstanding during the period. Except where the result would be anti-dilutive, net loss per share is computed using the treasury stock method for the exercise of stock options. For periods in which the Company has reported net losses, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive. Diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders for the years ended December 31, 2011 and 2012. See Note 16.

Recent Accounting Pronouncements

Recent accounting pronouncements, not included below, are not expected to have a material impact on our consolidated financial position and results of operations.

In May 2011, the FASB issued new guidance for fair value measurements intended to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. The amended guidance provides a consistent definition of fair value to ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. The amended guidance changes certain fair value measurement principles and enhances the disclosure requirements, particularly for Level 3 fair value measurements. On January 1, 2012, we adopted the amended guidance for fair value measurements. The changes did not have a significant impact on our financial position, results of operations or cash flows.

In June 2011, the FASB issued guidance that modified how comprehensive income is presented in an entity’s financial statements. The guidance issued requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements and

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(in thousands of dollars, except share and per share information)

eliminates the option to present the components of other comprehensive income as part of the statement of equity. On January 1, 2012, we adopted the comprehensive income guidance and disclosed the components of comprehensive income in a separate statement.

In September 2011, the FASB issued new guidance to simplify how entities test goodwill for impairment. The amended guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount. If this is the case, companies will need to perform a more detailed two-step goodwill impairment test which is used to identify potential goodwill impairments and to measure the amount of goodwill impairment losses to be recognized, if any. The amended guidance was effective for us beginning January 1, 2012. The adoption of this update did not have a material impact on our financial statements.

In July 2012, the FASB issued an accounting standard update that amends the accounting guidance on testing indefinite-lived intangible assets for impairment. The amendments in this accounting standard update are intended to reduce complexity and costs by allowing an entity the option to make a qualitative evaluation about the likelihood that an indefinite-lived intangible asset is impaired to determine whether it should perform a quantitative impairment test. The amendments also enhance the consistency of impairment testing guidance among long-lived asset categories by permitting an entity to assess qualitative factors to determine whether it is necessary to calculate the asset’s fair value when testing an indefinite-lived intangible asset for impairment, which is equivalent to the impairment testing requirements for other long-lived assets. The amendments in this accounting standard update are effective for interim and annual impairment tests performed for fiscal years beginning after September 15, 2012. We test indefinite-lived intangible assets for impairment annually on October 1 or more frequently when events or changes in circumstances indicate that impairment may have occurred. The accounting standard update will be effective for us beginning in 2013. We believe the adoption of this update will not have a material impact on our financial statements.

4.	Acquisitions

On November 5, 2012, we acquired certain asset product lines from a third party for a total purchase price of approximately $11.0 million, which was paid in cash at closing. The acquisition provides us with the copyrights, trademarks and intellectual property of the acquired product lines for our Trade Publishing segment. In connection with the acquisition, we entered into a transition services agreement whereby the third party will provide certain transitional services to us for the acquired product lines. Since the fair value assigned to the net assets acquired exceeded the consideration paid, we recorded a $30.8 million gain on bargain purchase on the transaction in 2012. Intangible assets, author advances, and other assets recorded as part of the acquisition totaled approximately $30.4 million, $6.2 million, and $5.1 million, respectively.

Prior Year Acquisitions

During 2011, we reduced the accrued contingent consideration recorded for one of our 2010 acquisitions by $6.3 million, as we determined we would not be able to achieve certain EBITDA growth targets and the projections for future growth were much lower than originally anticipated. In accordance with the accounting guidance relating to the subsequent remeasurement of contingent consideration, the amount was recorded as a decrease to the selling and administrative expenses caption in our statement of operations for the year ended December 31, 2011.

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(in thousands of dollars, except share and per share information)

During 2011, we completed two acquisitions for a total purchase price of approximately $6.5 million, which is net of cash acquired. The purchase price consisted of approximately $5.6 million of cash at closing and $0.9 million of accrued contingent consideration. The acquisitions provide us with English as a second language course material for the international markets.

During 2010, we completed two acquisitions for a total purchase price of approximately $28.3 million, which is net of cash acquired. The purchase price consisted of approximately $12.9 million of cash at closing, installment payments due over 5 years with a net present value of approximately $4.1 million, and approximately $11.6 million of accrued contingent consideration. The acquisitions provided us with a suite of educational technology software for students along with consulting services to school districts throughout the United States.

The 2011 and 2010 transactions were accounted for under the acquisition method of accounting. We allocated the purchase price to each company’s assets and liabilities assumed at estimated fair values as of the acquisition dates. The excess of the purchase price over the net amounts assigned to the fair value of the assets acquired and liabilities assumed was recorded as goodwill. Goodwill and intangible assets recorded as part of the acquisitions totaled approximately $6.5 million and $0 in 2011 and $20.1 million and $6.9 million in 2010, respectively. The financial results of each company acquired were included within our financial statements from their respective dates of acquisition. The acquisitions were not considered to be material for purposes of additional disclosure.

5.	Balance Sheet Information

Short-term Investments

The estimated fair value of our short-term investments classified as available for sale, is as follows:

	December 31, 2012
	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Short-term investments:
U.S. Government and agency securities	$146,029	$12	$—	$146,041

	$146,029	$12	$—	$146,041

The contractual maturities of our short-term investments are one year or less.

Account Receivable

Accounts receivable at December 31, 2012 and 2011 consisted of the following:

	2012	2011
Accounts receivable	$265,477	$300,181
Allowance for bad debt	(10,575)	(18,296)
Reserve for returns	(25,784)	(25,614)

	$229,118	$256,271

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(in thousands of dollars, except share and per share information)

Inventories

Inventories at December 31, 2012 and 2011 consisted of the following:

	2012	2011
Finished goods	$192,382	$236,350
Raw materials	5,231	5,812

Inventory	$197,613	$242,162

Property, Plant, and Equipment

Balances of major classes of assets and accumulated depreciation and amortization at December 31, 2012 and 2011 were as follows:

	2012	2011
Land and land improvements	$6,629	$6,629
Building and building equipment	16,512	16,322
Machinery and equipment	44,384	37,452
Capitalized software	222,799	176,276
Leasehold improvements	23,831	22,131

	314,155	258,810
Less: Accumulated depreciation and amortization	(164,928)	(106,598)

Property, plant, and equipment, net	$149,227	$152,212

For the years ended December 31, 2012 and 2011, depreciation and amortization expense related to property, plant, and equipment were $58.1 million and $58.4 million, respectively. Depreciation and amortization expense for the period January 1, 2010 to March 9, 2010 was $10.9 million and for the period March 10, 2010 to December 31, 2010 was $48.6 million.

Property, plant, and equipment at December 31, 2012 includes approximately $5.3 million acquired under capital lease agreements of which the majority is included in machinery and equipment. The future minimum lease payments required under non-cancelable capital leases as of December 31, 2012 is as follows: $1.7 million in 2013, $1.7 million in 2014, $1.6 million in 2015, and $0.9 million in 2016.

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) consisted of the following at December 31, 2012 and 2011:

	2012	2011
Net change in pension and benefit plan liability	$(18,664)	$(21,042)
Foreign currency translation adjustments	(2,877)	(2,412)
Unrealized gain on short-term investments	13	1

	$(21,528)	$(23,453)

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(in thousands of dollars, except share and per share information)

6.	Goodwill and Other Intangible Assets

Goodwill and other intangible assets consisted of the following:

	December 31, 2012		December 31, 2011
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Goodwill	$520,088	$—	$520,088	$—
Trademarks and tradenames	440,505	—	440,805	—
Publishing rights	1,180,000	(644,348)	1,180,000	(466,601)
Customer related and other	271,150	(180,255)	245,470	(125,461)

	$2,411,743	$(824,603)	$2,386,363	$(592,062)

The changes in the carrying amount of goodwill for the years ended December 31, 2012 and 2011 are as follows:

Balance at December 31, 2010	$1,956,071

Acquisitions	6,517
Impairment losses	(1,442,500)

Balance at December 31, 2011	520,088

Goodwill	1,962,588
Accumulated impairment losses	(1,442,500)

Balance at December 31, 2011	520,088

Goodwill	1,962,588
Accumulated impairment losses	(1,442,500)

Balance at December 31, 2012	$520,088

We had goodwill of $520.1 million at December 31, 2012 and 2011. The additions to goodwill relate to our acquisitions described in Note 4 of approximately $6.5 million for the year ended December 31, 2011. The decrease in goodwill of $1,442.5 million for the year ended December 31, 2011 was due to goodwill impairment charges. There was no goodwill impairment charge for the year ended December 31, 2012, for the period January 1, 2010 to March 9, 2010, or for the period March 10, 2010 to December 31, 2010.

In accordance with the provisions of the accounting standard for goodwill and other intangible assets, goodwill and certain indefinite-lived tradenames are not amortized. We recorded an impairment charge of approximately $5.0 million, $192.6 million, and $87.0 million for certain of our intangible assets at October 1, 2012, 2011, and 2010, respectively. Amortization expense for publishing rights and customer related and other intangibles were $232.6 and $298.0 million for the years ended December 31, 2012 and 2011, respectively. Amortization expense for publishing rights and customer related and other intangibles were $50.3 million for the period January 1, 2010 to March 9, 2010, and $293.6 million for the period March 10, 2010 to December 31, 2010.

On October 5, 2011, we entered into an agreement with EMPG International Limited (“EMPGI”), a former related party, to terminate the 2008 license agreement between us and EMPGI. The license agreement had provided EMPGI the rights to translate and prepare localized versions of substantially all of our products, as well as change or create derivative versions and redistribute such products in territories outside of our

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(in thousands of dollars, except share and per share information)

current presence. As a result of entering into the agreement, certain international intellectual property rights were obtained for consideration of a one-time payment of $30.0 million. This amount has been capitalized within other intangible assets and is being amortized over a 20 year life.

Estimated aggregate amortization expense expected for each of the next five years related to intangibles subject to amortization is as follows:

	Publishing Rights	Other Intangible Assets
2013	$139,588	$18,421
2014	105,624	10,044
2015	81,007	10,267
2016	61,350	9,372
2017	46,238	8,765
Thereafter	101,845	34,026

7.	Debt

As described in Note 2, pursuant to the Plan, the holders of the Company’s debt converted the First Lien Credit Agreement consisting of the Term Loan with an aggregate outstanding principal balance of $2.6 billion and the Revolving Loan with an aggregate outstanding principal balance of $235.8 million, and the outstanding $300.0 million principal amount of 10.5% Senior Notes to 100 percent pro rata ownership of the Company’s common stock. As described in Note 1, we completed a Restructuring on March 9, 2010 converting $1,983.7 million of our then-existing Term Loan and the entire balance of our then-existing Mezzanine Loan to equity.

Long-term debt at December 31, 2012 and 2011 consisted of the following:

	2012	2011
$250,000 Term Loan due May 21, 2018 interest payable monthly	$248,125	$—
$2,668,690 Term Loan due June 12, 2014	—	2,475,837
$235,751 Revolving Loan due December 12, 2013	—	235,751
$300,000 10.5% Secured Notes due June 1, 2019, interest payable semiannually	—	300,000

	248,125	3,011,588
Less: Current portion of long-term debt	2,500	43,500

Total long-term debt, net of discount	$245,625	$2,968,088

Long-term debt repayments due (at face value) in each of the next five years and thereafter is as follows:

Year
2013	$2,500
2014	2,500
2015	2,500
2016	2,500
2017	2,500
Thereafter	235,625

$248,125

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(in thousands of dollars, except share and per share information)

On May 26, 2011, we issued $300.0 million aggregate principal amount of our 10.5% Senior Notes, which matured on June 1, 2019. The 10.5% Senior Notes accrued interest at 10.5% and interest was paid semi-annually on June 1 and December 1. The 10.5% Senior Notes were pari passu to our existing Term Loan. The proceeds from the 10.5% Senior Notes were used to provide for working capital needs and to repay borrowings under the accounts receivable securitization facility. We incurred approximately $8.2 million of professional fees to issue the 10.5% Senior Notes which were capitalized in accordance with the applicable accounting guidance for debt issuance costs, and were being amortized over the term of the debt.

On May 22, 2012, we entered into a new $500.0 million DIP Facility which was converted into an exit facility upon emergence from Chapter 11. This exit facility consists of a $250.0 million revolving credit facility (“revolving credit facility”), which is secured by the Company’s accounts receivable and inventory, and a $250.0 million term loan credit facility (“term loan facility”). The revolving credit facility has a term of five years and the interest rate is determined by a combination of LIBOR rate and average daily availability. Amounts available for borrowing under the revolving credit facility are subject to borrowing base availability which, as of December 31, 2012, was approximately $185.9 million. No funds have been drawn on the revolving credit facility as of December 31, 2012. The term loan facility has a term of six years and the interest rate is based on the LIBOR plus 6.0%. The actual LIBOR is subject to a minimum “floor” of 1.25%. As of December 31, 2012, the interest rate of the term loan facility is 7.25%. The proceeds of the term loan facility were used to fund the costs of the reorganization and provide post-closing working capital to the Company.

On June 11, 2012 and June 20, 2012, respectively, we entered into Amendment No. 1 and Amendment No. 2 to the term loan facility. Amendment No. 1 modified definitions by reducing LIBOR from 1.50% to 1.25% along with a reduction in the interest rate from 6.25% to 6.0%. Amendment No. 2 related to administrative matters modifying the notice requirement, which enabled the Company to move from a DIP Facility to an exit facility upon emergence from bankruptcy.

On June 20, 2012, we entered into Amendment No. 1 and Amendment No. 2 to our revolving credit facility. Amendment No. 1 modified definitions relating to administrative matters releasing our restricted cash of $26.5 million, which was collateralizing our letters of credit. Amendment No. 2 modified certain provisions of the agreement with regard to same day borrowing.

In 2012, the contractual interest exceeded the amount reported in the statement of operations by $19.2 million as interest ceased accruing on the Term Loan, Revolving Loan and 10.5% Senior Notes at the date of the bankruptcy filing.

The $2.6 billion Term Loan and $235.8 million Revolving Loan were all issued with a discount equal to 4% of the borrowing commitment of each instrument. As of December 31, 2011, the effective interest rates were 8.1% and 6.4% for the $2.6 billion Term Loan and $235.8 million Revolving Loan, respectively. We have written off the remaining balance of deferred financing fees as of March 10, 2010 relating to the issuance of the $2.6 billion Term Loan, then-existing Mezzanine Loan and $235.8 million Revolving Loan. The discounts were being amortized over the life of each debt arrangement as additional interest expense.

Loan Covenants

We are required to meet certain restrictive financial covenants as defined under our term loan facility and revolving credit facility. We have financial covenants pertaining to interest coverage, maximum leverage, and fixed charge ratios. The interest coverage ratios are set forth as follows: 7.0 to 1.0 for fiscal quarters ending during 2012, 8.0 to 1.0 for fiscal quarters ending during 2013, and 9.0 to 1.0 for fiscal quarters

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(in thousands of dollars, except share and per share information)

ending thereafter. The maximum leverage ratios are set forth as follows: 2.25 to 1.0 for fiscal quarters ending through September 30, 2013 and 2.0 to 1.0 for fiscal quarters ending December 31, 2013 and thereafter. The fixed charge ratio, which only pertains to the revolving credit facility and is only tested in limited situations, is 1.0 to 1.0 through the end of the facility. As of December 31, 2012, we were in compliance with all of our debt covenants.

Loan Guarantees

Under both the revolving credit facility and the term loan facility, Houghton Mifflin Harcourt Publishers Inc., HMH Publishers LLC and Houghton Mifflin Harcourt Publishing Company are the borrowers (the “Borrowers”), and Citibank, N.A. acts as both the administrative agent and the collateral agent.

The obligations under our senior secured credit facilities are guaranteed by the Company and each of its direct and indirect for profit domestic subsidiaries (other than the Borrowers and HMH Intermediate Holdings (Delaware), LLC) (collectively, the “Guarantors”) and are secured by all capital stock and other equity interests of the Borrowers and the Guarantors and substantially all of the other tangible and intangible assets of the Borrowers and the Guarantors, including without limitation, receivables, inventory, equipment, contract rights, securities, patents, trademarks, other intellectual property, cash, bank accounts and securities accounts and owned real estate. The revolving credit facility is secured by first priority liens on receivables, inventory, deposit accounts, securities accounts, instruments, chattel paper and other assets related to the foregoing (the “Revolving First Lien Collateral”), and second priority liens on the collateral which secures the term loan facility on a first priority basis. The term loan facility is secured by first priority liens on the capital stock and other equity interests of the Borrower and the Guarantors, equipment, owned real estate, trademarks and other intellectual property, general intangibles that are not Revolving First Lien Collateral and other assets related to the foregoing, and second priority liens on the Revolving First Lien Collateral.

Receivables Funding Agreement

On August 4, 2010, HM Receivables Co. II, LLC (“HMRC II”), a subsidiary of us, entered into a Receivables Funding and Administration Agreement (the “New Funding Agreement’), which established a $250.0 million revolving credit facility, with a maturity date of August 4, 2013. The interest rate was LIBOR based. All accounts receivables were held in a subsidiary of HMH, HMRC II, which had entered into the aforementioned New Funding Agreement and amendments thereto. Total HMRCII receivables on December 31, 2011 were $302.1 million. As of December 31, 2011, $156.3 million of eligible receivables were pledged as collateral on the revolving credit facility, and the receivables have been sold by originating subsidiaries to HMRC II. The assets of HMRC II were not available to satisfy the obligations of our other subsidiaries. No LIBOR based rate was elected as of December 31, 2011 insofar as the HMRCII facility had no borrowings. In connection with the 2012 Chapter 11 Reorganization, HMRC II was terminated.

8.	Interest Swap Arrangements

We entered into interest rate swap agreements to manage our exposure to interest rate changes as required under our First Lien Credit Agreement which had required, prior to the March 9, 2010 amendment, that at least 50% of the aggregate principal amount of our debt being effectively subject to a fixed or maximum interest. The swaps effectively converted a portion of our variable rate debt to a fixed rate, without exchanging the notional principal amounts.

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(in thousands of dollars, except share and per share information)

We had entered into the following interest rate swap agreements with various financial institutions.

Effective date of swap	Expiration Date	Notional Amount	Interest Rates
3/30/2007	3/31/2010	$814,370	4.999%–5.12%
12/31/2007	12/31/2010	1,875,000	3.00%–4.715%

Our interest rate swaps were not designated as hedges and therefore did not qualify for hedge accounting under the accounting standards for derivative instruments and hedging activities. Our interest rate swaps expired in 2010. We had no other interest rate swaps outstanding as of December 31, 2012 and 2011. We recorded an unrealized loss of $7.4 million for the period January 1, 2010 to March 9, 2010, and a gain of $90.3 million for the period March 10, 2010 to December 31, 2010 in our statement of operations to account for the changes in fair value of the derivatives. Interest rate swap arrangements expensed and recorded in interest expense for the period January 1, 2010 to March 9, 2010 were $23.3 million and for the period March 10, 2010 to December 31, 2010 were $69.8 million.

9.	Severance and Other Charges

2012

During the year ended December 31, 2012, $19.2 million of severance payments were made to employees whose employment ended in 2012 and prior years and $7.6 million of net payments for office space no longer utilized by the Company. Further, we recorded an expense in the amount of $9.4 million to reflect additional costs for severance and revised estimates for office space no longer utilized in connection to our continuing strategic alignment of the business.

2011

On November 8, 2011, our Board of Directors approved a restructuring plan that was substantially implemented in the fourth quarter of 2011. The plan included workforce reductions of up to approximately 10% of the current workforce as part of an organizational realignment and a reduction of operating costs. Accordingly, a severance charge of $28.8 million was recorded in 2011 to reflect the workforce reductions due to our organizational realignment. For the year ended December 31, 2011, $18.3 million of severance payments were made to employees whose employment ended in 2011 and prior years.

In the year ended December 31, 2011, the vacant space accrual was increased $4.0 million primarily as a result of our exiting certain space. Additionally, during 2011, we paid $9.9 million of payments for excess space where our committed payment obligations exceeded the sublease income received.

2010

We recorded a reduction in severance expense for the period March 10, 2010 to December 31, 2010 of approximately $0.3 million in connection with revised cost estimates in relation to workforce reductions of employees. These reductions were part of our continuing strategic integration of the former Houghton and Harcourt businesses. During 2010, approximately $11.1 million of severance payments were made to employees whose employment ended in 2010 and prior years.

As part of purchase accounting, we established a $48.0 million accrual for ongoing obligations to pay rent for vacant space that could not be sublet or space that is expected to be sublet at rates lower than the committed lease arrangements. The length of these obligations varies by lease with the longest extending

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(in thousands of dollars, except share and per share information)

through 2019. Subsequently, we sublet vacant space more quickly and at higher rates than previously estimated. Accordingly, the reserve initially established was reduced by $11.5 million in the period ended December 31, 2010 to reflect the more recent positive sublet experience.

A summary of the significant components of the severance/restructuring and other charges is as follows:

	Successor Company
	2012
	Severance/ restructuring accrual at December 31, 2011	Severance/ restructuring expense	Cash payments	Severance/ restructuring accrual at December 31, 2012
Severance costs	$16,071	$5,284	$(19,213)	$2,142
Other accruals	19,679	4,091	(7,622)	16,148

	$35,750	$9,375	$(26,835)	$18,290

	Successor Company
	2011
	Severance/ restructuring accrual at December 31, 2010	Severance/ restructuring expense	Cash payments	Severance/ restructuring accrual at December 31, 2011
Severance costs	$5,587	$28,801	$(18,317)	$16,071
Other accruals	25,593	4,000	(9,914)	19,679

	$31,180	$32,801	$(28,231)	$35,750

	Successor Company
	2010
	Severance/ restructuring accrual at March 10, 2010	Severance/ restructuring expense	Cash payments	Severance/ restructuring accrual at December 31, 2010
Severance costs	$14,392	$282	$(9,087)	$5,587
Other accruals	47,765	(11,525)	(10,647)	25,593

	$62,157	$(11,243)	$(19,734)	$31,180

	Predecessor Company
	2010
	Severance/ restructuring accrual at December 31, 2009	Severance/ restructuring expense	Cash payments	Severance/ restructuring accrual at March 9, 2010
Severance costs	$16,414	$—	$(2,022)	$14,392
Other accruals	50,000	—	(2,235)	47,765

	$66,414	$—	$(4,257)	$62,157

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(in thousands of dollars, except share and per share information)

10.	Income Taxes

The components of loss before taxes by jurisdiction are as follows:

	Successor Company			Predecessor Company
	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011	For the Period March 10, 2010 December 31, 2010	For the Period January 1, 2010 to March 9, 2010
U.S.	$(47,755)	$(2,187,025)	$(406,627)	$(292,665)
Foreign	(45,327)	(95,498)	(89,171)	(19,331)

Loss before taxes	$(93,082)	$(2,282,523)	$(495,798)	$(311,996)

Total income taxes by jurisdiction are as follows:

	Successor Company			Predecessor Company
	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011	For the Period March 10, 2010 December 31, 2010	For the Period January 1, 2010 to March 9, 2010
Income tax expense (benefit)
U.S.	$(7,045)	$(101,698)	$18,477	$499
Foreign	1,102	1,545	(6,548)	(719)

	$(5,943)	$(100,153)	$11,929	$(220)

Significant components of the expense (benefit) for income taxes attributable to loss from continuing operations consist of the following:

	Successor Company			Predecessor Company
	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011	For the Period March 10, 2010 to December 31, 2010	For the Period January 1, 2010 to March 9, 2010
Current
Foreign	$1,102	$3,958	$—	$—
U.S. - Federal	—	—	(2,775)	—
U.S. - State and other	3,031	13,506	4,207	499

Total current	4,133	17,464	1,432	499
Deferred
Foreign	—	(2,413)	(6,548)	(719)
U.S. - Federal	(9,201)	(98,655)	15,465	—
U.S. - State and other	(875)	(16,549)	1,580	—

Total deferred	(10,076)	(117,617)	10,497	(719)

Income tax expense (benefit)	$(5,943)	$(100,153)	$11,929	$(220)

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(in thousands of dollars, except share and per share information)

The reconciliation of the income tax rate computed at the statutory tax rate to the reported income tax expense (benefit) attributable to continuing operations is as follows:

	Successor Company			Predecessor Company
	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011	For the Period March 10, 2010 to December 31, 2010	For the Period January 1, 2010 to March 9, 2010
Statutory rate	(35.0)%	(35.0)%	(35.0)%	(12.5)%
Permanent items	3.7	0.1	0.1	0.1
Goodwill impairment	—	12.0	—	—
Transfer pricing adjustments	(0.1)	—	—	—
Reorganization expense	5.9	—	—	—
Bargain purchase gain	(11.6)	—	—	—
Foreign rate differential	10.3	1.0	2.4	(21.8)
State and local taxes	0.0	(0.4)	(2.5)	—
Alternative Minimum Tax Credit	—	—	(0.6)	—
Increase in valuation allowance	20.4	17.9	38.0	34.1

Effective tax rate	(6.4)%	(4.4)%	2.4%	(0.1)%

The significant components of the net deferred tax assets and liabilities are shown in the following table:

	2012	2011
Tax asset related to
Net operating loss and other carryforwards	$40,358	$111,185
Returns reserve/inventory expense	74,523	86,235
Pension and postretirement benefits	19,968	26,291
Interest	537,624	507,741
Deferred revenue	105,714	130,803
Deferred compensation	13,601	30,392
Other, net	18,927	17,943
Valuation allowance	(512,234)	(822,485)

	298,481	88,105

Tax liability related to
Intangible assets	(260,428)	(34,330)
Depreciation and amortization expense	(118,573)	(70,667)
Other, net	(1,210)	(1,028)

	(380,211)	(106,025)

Net deferred tax liabilities	$(81,730)	$(17,920)

The net deferred tax liability balance is stated at prevailing statutory income tax rates. Deferred tax assets and liabilities are reflected on our consolidated balance sheets as follows:

	2012	2011
Current deferred tax assets	$42,858	$14,152
Noncurrent deferred tax liability	(124,588)	(32,072)

	$(81,730)	$(17,920)

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(in thousands of dollars, except share and per share information)

A reconciliation of the gross amount of unrecognized tax benefits, excluding accrued interest and penalties, is as follows:

Predecessor Company
Balance at January 1, 2010	$64,655
Additions based on tax positions related to the prior year	—
Additions based on tax positions related to the current year	—

Balance at March 9, 2010	$64,655

Successor Company
Balance at March 10, 2010	$64,655
Additions based on tax positions related to the prior year	—
Additions based on tax positions related to the current year	—
Reductions based on tax positions related to the prior year	(243)

Balance at December 31, 2010	$64,412

Additions based on tax positions related to the prior year	—
Additions based on tax positions related to the current year	—

Balance at December 31, 2011	$64,412

Reductions based on tax positions related to the prior year	(105)
Additions based on tax positions related to the current year	—

Balance at December 31, 2012	$64,307

At December 31, 2012, we had $64.3 million of gross unrecognized tax benefits (excluding interest and penalties), of which $52.1 million, if recognized, would reduce the Company’s effective tax rate. We expect the amount of unrecognized tax benefit disclosed above not to change significantly over the next 12 months.

With a few exceptions, we are currently open for audit under the statute of limitation for Federal, state and foreign jurisdictions for years 2009 to 2012. However, carryforward attributes from prior years may still be adjusted upon examination by tax authorities if they are used in a future period.

We report penalties and tax-related interest expense as a component of the provision for income taxes in the accompanying consolidated statement of operations. At December 31, 2012 and 2011, we had $5.9 million and $3.7 million, respectively, of accrued interest and penalties in the accompanying consolidated balance sheet.

As part of the 2012 Chapter 11 Reorganization, we realized approximately $1.3 billion of cancellation of debt income. We will be able to exclude this cancellation of debt income of $1.3 billion from taxable income since HMH was insolvent (liabilities greater than the fair value of its assets) by this amount at the time of the exchange. Although we will not have to pay current cash taxes from this transaction, we will need to reduce our tax attributes, such as net operating loss carryovers and tax credit carryovers and also reduce our tax basis of our assets to offset the $1.3 billion of taxable income that did not have to be recognized due to insolvency. As a result, our net operating losses and credit carryforwards will be reduced on January 1, 2013, and a portion of our tax basis in our assets will also be reduced at that time.

As of December 31, 2012, we have approximately $390.7 million of Federal tax loss carryforwards, which will expire through 2032. In addition, we have foreign tax credit carryforwards of $5.3 million, which will expire through 2022. As noted above, these tax attributes will be reduced on January 1, 2013 as a result of

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(in thousands of dollars, except share and per share information)

the 2012 Chapter 11 Reorganization. If certain substantial changes in the Company’s ownership occur, there would be an annual limitation on the amount of carryforward(s) that can be utilized.

Based on the our assessment of historical pre-tax losses and the fact that we did not anticipate sufficient future taxable income in the near term to assure utilization of certain deferred tax assets, the Company recorded a valuation allowance at December 31, 2012 and 2011 of $512.2 million and $822.5 million, respectively. We have decreased our valuation allowance by $310.3 million in 2012, and increased our valuation allowance by $388.0 million, and $317.9 million, respectively, for 2011 and 2010.

11.	Retirement and Postretirement Benefit Plans

Retirement Plan

We have a noncontributory, qualified defined benefit pension plan (the “Retirement Plan”), which covers certain employees. The Retirement Plan is a cash balance plan, which accrues benefits based on pay, length of service, and interest. The funding policy is to contribute amounts subject to minimum funding standards set forth by the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code. The Retirement Plan’s assets consist principally of common stocks, fixed income securities, investments in registered investment companies, and cash and cash equivalents. We also have a nonqualified defined benefit plan, or nonqualified plan, that covers employees who earn over the qualified pay limit as determined by the Internal Revenue Service. The nonqualified plan accrues benefits for the executive officers based on service and pay. Benefits for all other employees accrue based on the cash balance plan calculation. The nonqualified plan is not funded. We use a December 31 date to measure the pension and postretirement liabilities. In 2007, both the qualified and nonqualified pension plans eliminated participation in the plans for new employees hired after October 31, 2007.

We also had a foreign defined benefit plan. On July 20, 2011, we entered into a bulk annuity policy with a third party which effectively terminated the foreign defined benefit plan. This policy covers all known plan beneficiaries and liabilities and represents a full transfer of the plan’s financial and longevity risk to the third party. The policy is held in the name of the plan trustees. This termination did not constitute a settlement of liability under applicable accounting guidance for pension plans. Following a full plan data cleansing, the bulk annuity policy is expected to be converted into individual annuity policies at which point the plan will be discharged of all future liability with respect to the plan beneficiaries. We anticipate the conversion to individual annuity policies along with the liability discharge to occur in the first half of 2013. The foreign defined benefit plan had benefit obligations of $16.4 million and $14.3 million as of December 31, 2012 and 2011, respectively. The plan had assets of $16.6 million and $14.6 million December 31, 2012 and 2011, respectively. Further, the plan had a net pension benefit asset of $0.2 million and $0.2 million, at December 31, 2012 and 2011, respectively. The foreign defined benefit plan is included in the accompanying table for all years presented.

During 2012, we amended the postretirement medical benefits plan resulting in the benefit contributions for certain participants to remain at the current year level for all future years. The result of the plan change was to reduce our accrued postretirement benefits liability by approximately $8.7 million with the offset to other comprehensive income in accordance with the accounting guidance for other postretirement defined benefit plans.

We are required to recognize the funded status of defined benefit pension and other postretirement plans as an asset or liability in the balance sheet and are required to recognize actuarial gains and losses and prior service costs and credits in other comprehensive income and subsequently amortize those items in the statement of operations. Further, we are required to use a measurement date equal to the fiscal year end.

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(in thousands of dollars, except share and per share information)

The following table summarizes the Accumulated Benefit Obligations (“ABO”), the change in Projected Benefit Obligation (“PBO”), and the funded status of our plans as of and for the financial statement period ended December 31, 2012 and 2011:

	2012	2011
ABO at end of period	$204,420	$196,898
Change in PBO
PBO at beginning of period	$196,898	$186,169
Service cost	—	—
Interest cost on PBO	8,288	9,120
Actuarial (gain) loss	8,860	10,497
Benefits paid	(10,136)	(9,045)
Exchange rates	510	157

PBO at end of period	$204,420	$196,898

Change in plan assets
Fair market value at beginning of period	$132,408	$126,196
Actual return (loss)	15,669	3,628
Company contribution	17,168	11,460
Benefits paid	(10,136)	(9,045)
Exchange rates	597	169

Fair market value at end of period	$155,706	$132,408

Funded status	$(48,714)	$(64,490)

Amounts recognized in the consolidated balance sheets at December 31, 2012 and 2011 consist of:

	2012	2011
Noncurrent liabilities	$(48,714)	$(64,490)

Additional year-end information for pension plans with ABO in excess of plan assets at December 31, 2012 and 2011 consist of:

	2012	2011
PBO	$187,998	$182,549
ABO	187,998	182,549
Fair value of plan assets	138,987	117,843

Amounts not yet reflected in net periodic benefit cost and recognized in accumulated other comprehensive income at December 31, 2012 and 2011 consist of:

	2012	2011
Net gain (loss)	$(2,204)	$(14,954)

Accumulated other comprehensive income (loss)	$(2,204)	$(14,954)

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(in thousands of dollars, except share and per share information)

Weighted average assumptions used to determine the benefit obligations (both PBO and ABO) at December 31, 2012 and 2011 are:

	2012	2011
Discount rate	3.8%	4.4%
Increase in future compensation	N/A	N/A

Net periodic pension cost includes the following components:

	Successor Company			Predecessor Company
	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011	For the Period March 10, 2010 to December 31, 2010	For the Period January 1, 2010 to March 9, 2010
Service cost	$—	$—	$—	$—
Interest cost on projected benefit obligation	8,288	9,120	7,816	1,580
Expected return on plan assets	(9,047)	(8,175)	(5,443)	(1,318)
Amortization of net (gain) loss	13	—	—	2

Net pension expense	(746)	945	2,373	264
Loss (gain) due to settlement	84	20	—	—

Net cost (gain) recognized for the period	$(662)	$965	$2,373	$264

Significant actuarial assumptions used to determine net periodic pension cost at December 31, 2012, 2011 and 2010 are:

	2012	2011	2010
Discount rate	4.4%	5.1%	5.6%
Increase in future compensation	N/A	N/A	N/A
Expected long-term rate of return on assets	6.7%	6.7%	7.0%

Assumptions on Expected Long-Term Rate of Return as Investment Strategies

We employ a building block approach in determining the long-term rate of return for plan assets. Historical markets are studied and long-term relationships between equities and fixed income are preserved congruent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The long-term portfolio return is established via a building block approach and proper consideration of diversification and rebalancing. Peer data and historical returns are reviewed for reasonability and appropriateness. We regularly review the actual asset allocation and periodically rebalances investments to a targeted allocation when appropriate. The current targeted asset allocation is 50% with equity managers and 50% with fixed income managers. For 2013, we will use a 7.0% long-term rate of return for the Retirement Plan. We will continue to evaluate the expected rate of return assumption, at least annually, and will adjust as necessary.

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(in thousands of dollars, except share and per share information)

Plan Assets

Plan assets for the U.S. tax qualified plans consist of a diversified portfolio of fixed income securities, equity securities, real estate, and cash equivalents. Plan assets do not include any of our securities. The U.S. pension plan assets are invested in a variety of funds within a Collective Trust (“Trust”). The Trust is a group trust designed to permit qualified trusts to comingle their assets for investment purposes on tax-exempt basis. The U.K pension plan assets are invested in a single bulk annuity policy with a third party.

Investment Policy and Investment Targets

The tax qualified plans consist of the U.S. pension plan and the U.K. pension scheme. It is our practice to fund amounts for our qualified pension plans at least sufficient to meet minimum requirements of local benefit and tax laws. The investment objectives of our pension plan asset investments is to provide long-term total growth and return, which includes capital appreciation and current income. The nonqualified noncontributory defined benefit pension plan is generally not funded. Assets were invested among several asset classes.

The percentage of assets invested in each asset class at December 31, 2012 and 2011 is shown below.

2012 Asset Class	Percentage in Each Asset Class
Equity	40.7%
Fixed income	41.0
Real estate investment trust	4.1
Annuity policies	10.6
Other	3.6

100.0%

2011 Asset Class	Percentage in Each Asset Class
Equity	44.0%
Fixed income	43.0
Annuity policies	10.8
Other	2.2

100.0%

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(in thousands of dollars, except share and per share information)

Fair Value Measurements

The fair value of our pension plan assets by asset category and by level at December 31 were as follows:

	For the Year ended December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Cash and cash equivalents	$1,123	$1,123	$—
Equity securities
U.S. large cap growth	5,096	—	5,096
U.S. large cap value	5,152	—	5,152
U.S. large cap passive	17,442	—	17,442
U.S. small / mid cap growth	4,328	—	4,328
U.S. small / mid cap value	4,325	—	4,325
Non-U.S. equities	27,006	—	27,006
Government bonds	19,877	—	19,877
Corporate bonds	34,567	—	34,567
Mortgage-backed securities	8,551	—	8,551
Asset-backed securities	506	—	506
Commercial Mortgage-Backed Securities	425	—	425
Real Estate	6,355	—	6,355
Annuity policies	16,423	—	16,423
Other	4,530	—	4,530

	$155,706	$1,123	$154,583

	For the Year ended December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Cash and cash equivalents	$1,005	$1,005	$—
Equity securities
U.S. large cap growth	8,944	—	8,944
U.S. large cap value	9,333	—	9,333
U.S. large cap passive	13,034	—	13,034
U.S. small / mid cap growth	3,877	—	3,877
U.S. small / mid cap value	3,983	—	3,983
Non-U.S. equities	19,102	—	19,102
Government bonds	17,535	—	17,535
Corporate bonds	29,249	—	29,249
Mortgage-backed securities	9,239	—	9,239
Asset-backed securities	472	—	472
Commercial Mortgage-Backed Securities	424	—	424
Annuity policies	14,349	—	14,349
Other	1,862	—	1,862

	$132,408	$1,005	$131,403

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(in thousands of dollars, except share and per share information)

We recognize that risk and volatility are present to some degree with all types of investments. However, high levels of risk are minimized through diversification by asset class, by style of each fund.

Estimated Future Benefit Payments

The following benefit payments are expected to be paid.

Fiscal Year Ended	Total Pension
2013	13,530
2014	19,526
2015	18,944
2016	19,819
2017	10,514
2018–2021	50,238

Expected Contributions

We expect to contribute approximately $11.2 million in 2013; however, the actual funding decision will be made after the 2013 valuation is completed.

Postretirement Benefit Plan

We also provide postretirement medical benefits to retired full-time, nonunion employees hired before April 1, 1992, who have provided a minimum of five years of service and attained age 55.

The following table summarizes the Accumulated Postretirement Benefit Obligation (“APBO”), the changes in plan assets, and the funded status of our plan as of and for the financial statement periods ended December 31, 2012 and 2011.

	2012	2011
Change in APBO
APBO at beginning of period	$35,970	$36,546
Service cost (benefits earned during the period)	250	372
Interest cost on APBO	1,087	1,840
Plan Amendments	(8,674)	—
Employee contributions	646	716
Actuarial (gain) loss	3,042	(540)
Benefits paid	(2,748)	(2,964)

APBO at end of period	$29,573	$35,970

Change in plan assets
Fair market value at beginning of period	$—	$—
Company contributions	2,102	2,248
Employee contributions	646	716
Benefits paid	(2,748)	(2,964)

Fair market value at end of period	$—	$—

Funded status	$29,573	$35,970

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(in thousands of dollars, except share and per share information)

Amounts for postretirement benefits accrued in the consolidated balance sheets at December 31, 2012 and 2011 consist of:

	2012	2011
Current liabilities	$(2,342)	$(2,252)
Noncurrent liabilities	(27,231)	(33,718)

Net amount recognized	$(29,573)	$(35,970)

Amounts not yet reflected in net periodic benefit cost and recognized in accumulated other comprehensive income at December 31, 2012 and 2011 consist of:

	2012	2011
Net gain (loss)	$(5,298)	$(2,256)
Prior service cost	7,638	—

Accumulated other comprehensive income (loss)	$2,340	$(2,256)

Weighted average actuarial assumptions used to determine APBO at year-end December 31, 2012 and 2011 are:

	2012	2011
Discount rate	3.8%	4.5%
Health care cost trend rate assumed for next year	7.4%	7.6%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	4.5%	4.5%
Year that the rate reaches the ultimate trend rate	2027	2027

Net periodic postretirement benefit cost included the following components:

	Successor Company			Predecessor Company
	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011	For the Period March 10, 2010 to December 31, 2010	For the Period January 1, 2010 to March 9, 2010
Service cost	$250	$372	$300	$57
Interest cost on APBO	1,269	1,840	1,583	319
Amortization of unrecognized prior service cost	(1,035)	—	—	(15)
Amortization of net (gain) loss	—	—	—	(226)

Net periodic postretirement benefit expense	$484	$2,212	$1,883	$135

Significant actuarial assumptions used to determine postretirement benefit cost at December 31, 2012, 2011 and 2010 are:

	2012	2011	2010
Discount rate	4.5%	5.2%	5.8%
Health care cost trend rate assumed for next year	7.6%	7.8%	8.1%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	4.5%	4.5%	4.5%
Year that the rate reaches the ultimate trend rate	2027	2027	2027

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(in thousands of dollars, except share and per share information)

Assumed health care trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects on the expense recorded in 2012 and 2011 for the postretirement medical plan:

	2012	2011
One-percentage-point increase
Effect on total of service and interest cost components	$23	$47
Effect on postretirement benefit obligation	303	1,076
One-percentage-point decrease
Effect on total of service and interest cost components	(25)	(55)
Effect on postretirement benefit obligation	(276)	(1,278)

The following table presents the change in other comprehensive income, net of tax expense of $85, for the year ended December 31, 2012 related to our pension and postretirement obligations.

	Pension Plans	Postretirement Benefit Plan	Total
Sources of change in accumulated other comprehensive income (loss)
New prior service cost	$—	$8,588	$8,588
Net loss (gain) arising during the period	(2,129)	(3,045)	(5,174)
Amortization of prior service credit	—	(1,036)	(1,036)

Total accumulated other comprehensive Income (loss) recognized during the period	$(2,129)	$4,507	$2,378

Estimated amounts that will be amortized from accumulated other comprehensive income (loss) over the next fiscal year.

	Total Pension Plans	Total Postretirement Plan
Prior service credit (cost)	$—	$1,381
Net gain (loss)	(337)	(309)

	$(337)	$1,072

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, are expected to be paid:

Fiscal Year Ended	Postretirement Plan
2013	$2,342
2014	2,274
2015	2,193
2016	2,107
2017	2,057
2018-2022	9,445

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(in thousands of dollars, except share and per share information)

Expected Contribution

We expect to contribute approximately $2.3 million in 2013.

Defined Contribution Retirement Plan

We maintain a defined contribution retirement plan, the Houghton Mifflin 401(k) Savings Plan, which conforms to Section 401(k) of the Internal Revenue Code, and covers substantially all of our eligible employees. Participants may elect to contribute up to 50.0% of their compensation subject to an annual limit. We provided a matching contribution in amounts up to 4.5% of employee compensation until March 1, 2009 when the employer contribution was suspended. The contribution was reinstated on July 1, 2010, where we provided a matching contribution in amounts up to 1.5% of employee compensation and further increased to 3.0% of employee contribution effective May 2011. The 401(k) contribution expense amounted to $4.9 million and $4.0 million for the years ended December 31, 2012 and 2011, respectively. For the period March 10, 2010 through December 31, 2010 the contribution expense was $1.0 million. We did not make any discretionary contribution in 2012, 2011 and 2010.

12.	Share-Based Compensation

Certain employees participate or participated in various equity plans of the Predecessor and Successor Company which provide for the grant of stock options and restricted stock to certain executive employees and independent members of the board of directors. The stock underlying such plans for the Predecessor Company was held in trust for the equity recipients. The stock related to award forfeitures remains outstanding and may be reallocated to new recipients. After the date of the March 2010 Restructuring, the equity awards pertaining to the Predecessor Company were no longer charged to our financial results as the employees were no longer related to the Predecessor Company.

The vesting terms for equity awards generally range from 1 to 4 years over equal annual installments and generally expire seven years after the date of grant. Restricted stock is common stock that is subject to a risk of forfeiture only upon voluntary termination or termination for cause, as defined. Total compensation expense related to stock option grants and restricted stock issuances recorded in the year ended December 31, 2012 was approximately $6.3 million of which approximately $4.3 million was recorded in selling and administrative expense and approximately $2.0 million was recorded in reorganization items, net. Total compensation expense related to stock option grants and restricted stock issuances recorded in the year ended December 31, 2011, for the period January 1, 2010 to March 9, 2010, and for the period March 10, 2010 to December 31, 2010 was approximately $8.6 million, $0.9 million, and $4.3 million, respectively, and was recorded in selling and administrative expense.

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(in thousands of dollars, except share and per share information)

Stock Options

The following tables summarize option activity for HMH employees in stock options for the periods ended December 31, 2012 and 2011:

	Successor Company
	Number of Shares	Weighted Average Exercise Price
Balance at December 31, 2010	26,976,957	$9.54
Granted	468,224	5.37
Forfeited	(14,522,175)	8.58
Cancelled	(9,213,225)	8.67

Balance at December 31, 2011	3,709,781	$5.90
Granted	4,952,281	25.00
Forfeited	(749,159)	5.37
Cancelled	(2,960,622)	6.03

Balance at December 31, 2012	4,952,281	$25.00

Options Exercisable at end of year	460,526	$25.00

The intrinsic value of a stock option is the amount by which the current market value of the underlying stock exceeds the exercise price of the option as of the balance sheet date. There was no intrinsic value of options outstanding and exercisable at December 31, 2012, 2011 and 2010.

We estimate the fair value of stock options using the Black-Scholes valuation model. Key input assumptions used to estimate the fair value of stock options include the exercise price of the award, the expected volatility of our stock over the option’s expected term, the risk-free interest rate over the option’s expected term, and our expected annual dividend yield.

The fair value of each option granted was estimated on the grant date using the Black-Scholes valuation model with the following assumptions:

	Successor Company
	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011	For the Period March 10, 2010 to December 31, 2010
Expected term (years) (a)	4.0	7.0	7.0
Expected dividend yield	0.00%	0.00%	0.00%
Expected volatility (b)	24.21%-26.54%	25.88%	22.68%-24.12%
Risk-free interest rate (c)	0.67%-0.76%	2.40%	1.77%-3.11%

(a)	The expected term is the number of years that we estimate that options will be outstanding prior to exercise. The expected term assumption was based on the “simplified method” for estimating expected term.
(b)	We have estimated volatility for options granted based on the historical volatility for a group of companies believed to be a representative peer group, selected based on industry and market capitalization.
(c)	The risk-free interest rate is based on the U.S. Treasury yield for a period commensurate with the expected life of the option.

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(in thousands of dollars, except share and per share information)

The accounting standard for stock-based compensation requires companies to estimate forfeitures at the time of grant and periodically revise those estimates in subsequent periods if actual forfeitures differ from those estimates. Stock-based compensation expense is recorded only for those awards expected to vest using an estimated forfeiture rate based on historical forfeiture data coupled with and estimated derived forfeiture rate of peers.

As of December 31, 2012, there remained approximately $16.0 million of unearned compensation expense related to unvested stock options to be recognized over a weighted average term of 3.5 years.

The weighted average grant date fair value was $5.51, $2.51 and $1.54 for options granted in 2012, 2011 and 2010 (Successor Period), respectively.

The following tables summarize information about stock options outstanding and exercisable under the plan at December 31, 2012:

Successor Company
Options Outstanding				Options Exercisable
Range of Exercise Price	Options Outstanding at December 31, 2012	Weighted Average Remaining Contractual life	Weighted Average Exercise Price	Options Exercisable at December 31, 2012	Weighted Average Exercise Price
$25.00	4,952,281	3.5	$25.00	460,526	$25.00

	4,952,281	3.5	$25.00	460,526	$25.00

Restricted Stock (Successor Company)

The following table summarizes restricted stock activity for grants to HMH employees and directors in our restricted stock units from March 10, 2010 to December 31, 2012:

	Numbers of Units	Weighted Average Grant Date Fair Value
Balance at December 31, 2010	—	$—

Granted	138,354	4.54
Vested	—	—
Forfeited	—	—

Balance at December 31, 2011	138,354	$4.54

Granted	22,200	25.00
Vested	—	—
Cancelled	(138,354)	4.54

Balance at December 31, 2012	22,200	$25.00

13.	Fair Value Measurements

The accounting standard for fair value measurements among other things, defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. The accounting standard

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(in thousands of dollars, except share and per share information)

establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1	Observable input such as quoted prices in active markets for identical assets or liabilities;

Level 2	Observable inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities measured at fair value are based on one or more of three valuation techniques identified in the tables below. Where more than one technique is noted, individual assets or liabilities were valued using one or more of the noted techniques. The valuation techniques are as follows:

(a)	Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b)	Cost approach: Amount that would be currently required to replace the service capacity of an asset (current replacement cost); and

(c)	Income approach: Valuation techniques to convert future amounts to a single present amount based on market expectations (including present value techniques).

On a recurring basis, we measure certain financial assets and liabilities at fair value, including our money market funds, short-term investments which consist of U.S. treasury securities and U.S. agency securities, and foreign exchange forward contracts. The accounting standard for fair value measurements defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. In determining fair value, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as consider counterparty and its credit risk in its assessment of fair value.

The following tables present our financial assets and liabilities measured at fair value on a recurring basis at December 31, 2012 and December 31, 2011:

	Successor Company 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Valuation Technique
Financial assets
Money market funds	$299,918	$299,918	$—	(a	)
U.S. treasury securities	97,134	97,134	—	(a	)
U.S. agency securities	48,907	—	48,907	(a	)
Foreign exchange forward contracts	475	—	475	(a	)

	$446,434	$397,052	$49,382

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(in thousands of dollars, except share and per share information)

	Successor Company 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Valuation Technique
Financial assets
Money market funds	$368,701	$368,701	$—	(a)

	$368,701	$368,701	$—

Financial liabilities
Foreign exchange forward contracts	$1,113	$—	$1,113	(a)

	$1,113	$—	$1,113

Our money market funds and U.S. treasury securities are classified within Level 1 of the fair value hierarchy because they are valued using quoted prices in active markets for identical instruments. Our U.S. agency securities are classified within level 2 of the fair value hierarchy because they are valued using other than quoted prices in active markets. In addition to $299.9 million and $368.7 million invested in money market funds as of December 31, 2012 and December 31, 2011, respectively, we had $29.2 million and $44.9 million of cash invested in bank accounts as of December 31, 2012 and December 31, 2011, respectively.

Our foreign exchange forward contracts consist of Euro forward contracts and are classified within Level 2 of the fair value hierarchy because they are valued based on observable inputs and are available for substantially the full term of our derivative instruments.

The following table presents our nonfinancial assets and liabilities measured at fair value on a nonrecurring basis during 2012 and 2011:

	Successor Company 2012	Significant Unobservable Inputs (Level 3)	Total Impairment	Valuation Technique
Nonfinancial assets
Property, plant, and equipment	$—	$—	$2,590	(b)
Pre-publication costs	7,160	7,160	413	(b)
Other intangible assets	—	—	5,000	(a) (c)

	$7,160	$7,160	$8,003

Nonfinancial liabilities
Other accruals	$4,091	$4,091	$—	(c)

	$4,091	$4,091	$—

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(in thousands of dollars, except share and per share information)

	Successor Company 2011	Significant Unobservable Inputs (Level 3)	Total Impairment	Valuation Technique
Nonfinancial assets
Property, plant, and equipment	$—	$—	$5,640	(b)
Pre-publication costs	320	320	33,424	(b)
Goodwill	520,088	520,088	1,442,500	(a) (c)
Other intangible assets	373,030	373,030	192,600	(a) (c)

	$893,438	$893,438	$1,674,164

Nonfinancial liabilities
Other accruals	$4,000	$4,000	$—	(c)

	$4,000	$4,000	$—

Our nonfinancial assets, which include goodwill, other intangible assets, property, plant, and equipment, and pre-publication costs, are not required to be measured at fair value on a recurring basis. However, if certain trigger events occur, or if an annual impairment test is required, we evaluate the nonfinancial assets for impairment. If an impairment did occur, the asset is required to be recorded at the estimated fair value.

We review internal and external software development costs, included within property, plant, and equipment, for impairment. The carrying amounts of software development costs are periodically compared to net realizable value and impairment charges are recorded, as appropriate, when amounts expected to be realized are lower. For the years ended December 31, 2012 and 2011, software development costs of $2.6 million and $5.6 million, respectively, were impaired as the products will not be sold in the marketplace.

Pre-publication costs recorded on the balance sheet are periodically reviewed for impairment by comparing the unamortized capitalized costs of the assets to the fair value of those assets. For the years ended December 31, 2012 and 2011, pre-publication costs of $0.4 million and $33.4 million, respectively, were impaired as the programs will not be sold in the marketplace.

In evaluating goodwill for impairment, we first compare our reporting unit’s fair value to its carrying value. We estimate the fair values of our reporting units by considering market multiple and recent transaction values of peer companies, where available, and projected discounted cash flows, if reasonably estimable. There was no impairment recorded for goodwill for the year ended December 31, 2012. Impairment recorded for goodwill for the year ended December 31, 2011 was $1,442.5 million. There was no impairment recorded for the periods January 1, 2010 to March 9, 2010, and March 10, 2010 to December 31, 2010.

We perform an impairment test for our other intangible assets by comparing the assets fair value to its carrying value. Fair value is estimated based on recent market transactions, where available, and projected discounted cash flows, if reasonably estimable. There was a $5.0 million impairment recorded for the year ended December 31, 2012 relating to one specific tradename intangible asset that was fully impaired. Certain tradename intangible assets and other intangible assets were written down to their fair value of $373.0 million resulting in an impairment charge of $192.6 million which was included in earnings for the year ended December 31, 2011. There was no impairment recorded for the period January 1, 2010 to March 9, 2010. Impairment charges were $87.0 million for the period March 10, 2010 to December 31, 2010. The fair value of goodwill and other intangible assets are estimates, which are inherently subject to significant uncertainties, and actual results could vary significantly from these estimates.

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(in thousands of dollars, except share and per share information)

Other accruals include restructuring charges which were valued using our internal estimates using a discounted cash flow model, and we have classified the other accruals as Level 3 in the fair value hierarchy.

Fair Value of Debt

The following table presents the carrying amounts and estimated fair values of our debt at December 31, 2012 and December 31, 2011. The fair value of debt is deemed to be the amount at which the instrument could be exchanged in an orderly transaction between market participants at the measurement date.

	Successor Company		Successor Company
	December 31, 2012		December 31, 2011
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Debt
$250,000 Term loan	$248,125	$249,986	$—	$—
$2,668,690 Term loan	—	—	2,581,690	1,484,472
Revolving loan	—	—	235,751	135,557
10.5% notes	—	—	300,000	189,000

The fair values of our debt were estimated based on quoted market prices on a private exchange for those instruments that are traded and are classified as level 2 within the fair value hierarchy, at December 31, 2012 and December 31, 2011. The fair values require varying degrees of management judgment. The factors used to estimate these values may not be valid on any subsequent date. Accordingly, the fair values of the debt presented may not be indicative of their future values.

14.	Commitments and Contingencies

Lease Obligations

We have operating leases for various real property, office facilities, and warehouse equipment that expire at various dates through 2019. Certain leases contain renewal and escalation clauses for a proportionate share of operating expenses.

The future minimum rental commitments under all noncancelable leases (with initial or remaining lease terms in excess of one year) for real estate and equipment are payable as follows:

Operating Leases
2013	$43,818
2014	41,434
2015	41,208
2016	33,441
2017	14,947
Thereafter	18,082

Total minimum lease payments	$192,930

Total future minimal rentals under subleases	$41,905

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(in thousands of dollars, except share and per share information)

For the years ended December 31, 2012 and 2011 rent expense, net of sublease income, was $38.0 million and $39.3 million, respectively. The rent expense, net of sublease income, for the period January 1, 2010 to March 9, 2010 was $6.3 million and for the period March 10, 2010 to December 31, 2010 was $18.4 million. On March 10, 2010, in connection with purchase accounting, the accrual estimate was revised and the estimate was adjusted to fair value. In the period March 10, 2010 to December 31, 2010, the accrual for the vacant space was reduced by $11.5 million; thus, lowering rent expense, to reflect the subleasing of space sooner and at higher rates than originally assumed. For the years ended December 31, 2012 and 2011, the rent expense included a $4.1 million and $3.5 million charge as additional real estate was vacated.

Purchase Commitments

During 2008, we entered into a print services agreement with a third party for a term of five years commencing January 1, 2009 whereby the third party will provide platemaking, printing, binding and disposition services for the Company. The agreement expands the previous relationship between the two companies. We are obligated to purchase $175.0 million per contract year for a total of $875.0 million over the five-year term. Effective January 1, 2012, the print service agreement was amended to extend the agreement for two years and modify some of the aggregate spend and savings covenants. As of December 31, 2012, our remaining purchase commitment was approximately $171.0 million.

Other Commitments

Pursuant to an initial public offering of our common stock, we have agreed to pay all underwriting discounts and commissions applicable to the sale of common stock and certain expenses of the selling stockholders incurred in connection with the sale as well as the other offering expenses payable by us.

Contingencies

We are involved in ordinary and routine litigation and matters incidental to our business. Litigation alleging infringement of copyrights and other intellectual property rights has become extensive in the educational publishing industry. Specifically, there have been various settled, pending and threatened litigation that allege we exceeded the print run limitation or other restrictions in licenses granted to us to reproduce photographs in our textbooks. While management believes that there is a reasonable possibility we may incur a loss associated with the pending and threatened litigation, we are not able to estimate such amount, but we do not expect any of these matters to have a material adverse effect on our results of operations, financial position or cash flows. We have insurance over such amounts and with coverage and deductibles as management believes is reasonable. There can be no assurance that our liability insurance will cover all events or that the limits of coverage will be sufficient to fully cover all liabilities. We were contingently liable for $11.7 million and $11.6 million of performance related surety bonds for our operating activities as of December 31, 2012 and 2011, respectively. An aggregate of $26.2 million of letters of credit existed each year at December 31, 2012 and 2011 of which $6.4 million backed the aforementioned performance related surety bonds each year in 2012 and 2011.

We routinely enter into standard indemnification provisions as part of license agreements involving use of our intellectual property. These provisions typically require us to indemnify and hold harmless licensees in connection with any infringement claim by a third party relating to the intellectual property covered by the license agreement. The assessment business routinely enters into contracts with customers that contain provisions requiring us to indemnify the customer against a broad array of potential liabilities resulting from any breach of the contract or the invalidity of the test. Although the term of these provisions and the

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(in thousands of dollars, except share and per share information)

maximum potential amounts of future payments we could be required to make is not limited, we have never incurred any costs to defend or settle claims related to these types of indemnification provisions. We therefore believe the estimated fair value of these provisions is inconsequential, and have no liabilities recorded for them as of December 31, 2012 and December 31, 2011.

15.	Related Party Transactions

Debt-for-Equity Exchange

As discussed in Note 2, upon the Company’s emergence from Chapter 11 bankruptcy proceedings, holders of the Term Loan, Revolving Loan, and 10.5% Senior Notes were issued post-emergence shares of new common stock pursuant to the final Plan on a pro rata basis. Certain of these holders of the Term Loan, Revolving Loan, and 10.5% Senior Notes were also equity holders prior to the consummation of the Plan. The amount of the gain attributable to the debt to equity conversion, net of elimination of fees and other charges, of $1,010.3 million, which is associated to the holders of the Term Loan, Revolving Loan, and 10.5% Senior Notes that were also equity holders prior to the consummation of the Plan, was charged to capital in excess of par value.

Transactions with Former Officer:

Officer Loan

On March 9, 2010, we entered into a credit agreement with an entity controlled by an executive of the Company at that time, whereby the entity was granted a loan in the aggregate principal amount of $20.0 million for the sole purpose of satisfying certain obligations of that officer with regards to the acquisition of equity of the Predecessor Company. The loan bore interest at a rate per annum equal to 2.69% and had a maturity date of March 9, 2015.

On November 16, 2010, we entered into an amended and restated credit agreement whereby the loan of $20.0 million was divided into a tranche A loan with an aggregate principal amount of $12.2 million and a tranche B loan with an aggregate principal amount of $7.8 million. Both tranches of the loan continued to bear interest at a rate per annum equal to 2.69%. The tranche A loan had a maturity date of March 9, 2015 and the tranche B loan has a maturity date of September 30, 2030. There are no required principal or interest payments during the term of the loan with the interest accruing to the outstanding balance. While the officer was employed by the Company, the loan entity earned a fee equal to approximately $0.1 million per month (“Earned Fee”) that was used to repay the amount outstanding under the loan. The Earned Fee was approximately $1.1 million which was recorded as professional fees which is a component of administrative expenses in our statement of operations for the period March 10, 2010 to December 31, 2010.

We fully reserved the remaining balance of the loan due to the long term nature of the maturity date and uncertainty of collectability. The total amount of $18.9 million was recorded in selling and administrative expenses in our statement of operations for the period March 10, 2010 to December 31, 2010.

Officer Separation Agreement

On May 7, 2011, the Company entered into a separation agreement with an executive of the Company. Under the terms on the agreement, the former executive agreed to act as a senior advisor to the Company for a year. For these services, the former executive received a consulting fee of $2.0 million and the potential to receive an additional $3.0 million in success fees predicated upon certain criteria. The success fee was fully earned and paid in October 2011.

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(in thousands of dollars, except share and per share information)

Other Transactions

We paid $10.0 million to an entity controlled by a former executive of the Company at that time for consulting services rendered in connection with the March 9, 2010 financial restructuring. The $10.0 million payment has been recorded as professional fees, which is a component of administrative expenses, in our statement of operations for the period March 10, 2010 to December 31, 2010.

16.	Net Loss Per Share

The following table sets forth the computation of basic and diluted earnings per share (“EPS”):

	Successor			Predecessor
	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011	For the Period March 10, 2010 to December 31, 2010	For the Period January 1, 2010 to March 9, 2010
Numerator
Net loss attributable to common stockholders	$(87,139)	$(2,182,370)	$(507,727)	$(311,776)

Denominator
Weighted average shares outstanding, basic and diluted	170,459,064	283,636,235	283,636,235	3,100

Net loss per share attributable to common stockholders, basic and diluted	$(0.51)	$(7.69)	$(1.79)	$(100,572.90)

As we incurred a net loss in each of the periods presented above, all outstanding stock options and restricted stock units have an anti-dilutive effect and therefore are excluded from the computation of diluted weighted average shares outstanding. Accordingly, basic and diluted weighted average shares outstanding are equal for such period.

The following table summarizes our outstanding common stock equivalents that were anti-dilutive due to the net loss attributable to common stockholders during the periods, and therefore excluded from the computation of diluted EPS:

	Successor			Predecessor
	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011	For the Period March 10, 2010 to December 31, 2010	For the Period January 1, 2010 to March 9, 2010
Stock options	3,304,691	13,020,155	20,306,239	—
Restricted stock units	70,543	138,354	—	—

17.	Segment Reporting

As of December 31, 2012, we had two reportable segments (Education and Trade Publishing). Our Education segment provides educational products, technology platforms and services to meet the diverse needs of today’s classrooms. These products and services include print and digital content in the form of textbooks, digital courseware, instructional aids, educational assessment and intervention solutions, which are aimed at improving achievement and supporting learning for students that are not keeping pace with peers, professional development and school reform services. Our Trade Publishing segment primarily develops, markets and sells consumer books in print and digital formats and licenses book rights to other

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(in thousands of dollars, except share and per share information)

publishers and electronic businesses in the United States and abroad. The principal markets for Trade Publishing products are retail stores, both physical and online, and wholesalers. Reference materials are also sold to schools, colleges, libraries, office supply distributors and other businesses.

We measure and evaluate our reportable segments based on segment Adjusted EBITDA. We exclude from segment Adjusted EBITDA certain corporate related expenses, as our corporate functions do not meet the definition of a segment, as defined in the accounting guidance relating to segment reporting. In addition, certain transactions or adjustments that our Chief Operating Decision Maker considers to be unusual and/or non-operational, such as amounts related to goodwill and other intangible asset impairment charges and restructuring related charges, as well as amortization expenses, are excluded from segment Adjusted EBITDA. Although we exclude these amounts from segment Adjusted EBITDA, they are included in reported consolidated operating income (loss) and are included in the reconciliation below.

(in thousands)	Year Ended December 31,			Total
	Education	Trade Publishing	Corporate and Other
2012
Net sales	$1,128,591	$157,050	$—	$1,285,641
Segment Adjusted EBITDA	329,723	28,774	(38,685)	319,812

2011
Net sales	$1,169,645	$125,650	$—	$1,295,295
Segment Adjusted EBITDA	278,930	12,888	(53,620)	238,198

For the period March 10, 2010 to December 31, 2010
Net sales	$1,290,429	$106,713	$—	$1,397,142
Segment Adjusted EBITDA	510,871	15,161	(53,281)	472,751

For the period January 1, 2010 to March 9, 2010
Net sales	$92,718	$17,187	$—	$109,905
Segment Adjusted EBITDA	(20,609)	(2,431)	(8,974)	(32,014)

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(in thousands of dollars, except share and per share information)

Reconciliation of Segment Adjusted EBITDA to the consolidated statements of operations is as follows:

	Successor			Predecessor
(in thousands)	Year Ended December 31,	Year Ended December 31,	For the Period March 10, 2010 to December 31,	For the Period January 1, 2010 to March 9, 2010
	2012	2011	2010	2010
Total Segment Adjusted EBITDA	$319,812	$238,198	$472,751	$(32,014)
Interest expense	(123,197)	(244,582)	(258,174)	(157,947)
Depreciation expense	(58,131)	(58,392)	(48,649)	(10,900)
Amortization expense	(370,291)	(474,825)	(475,099)	(88,265)
Stock compensation	(4,227)	(8,558)	(4,274)	(925)
Gain (loss) on derivative instruments	1,688	(811)	90,250	(7,361)
Asset impairment charges	(8,003)	(1,674,164)	(103,933)	(4,028)
Purchase accounting adjustments	16,511	(22,732)	(113,182)	—
Fees, expenses or charges for equity offerings, debt or acquisitions	(267)	(3,839)	(1,513)	—
Debt restructuring	—	—	(30,000)	(9,564)
Restructuring	(6,716)	—	—	—
Severance, separation costs and facility closures	(9,375)	(32,818)	(23,975)	(992)
Reorganization items, net	149,114	—	—	—

Loss from continuing operations before taxes	(93,082)	(2,282,523)	(495,798)	(311,996)

Provision (benefit) for income taxes	5,943	100,153	(11,929)	220

Net loss	$(87,139)	$(2,182,370)	$(507,727)	$(311,776)

Segment information as of December 31, 2012 and 2011 is as follows:

(in thousands)
	2012	2011
Total assets - Education segment	$2,259,324	$2,569,347
Total assets - Trade Publishing segment	246,138	211,602
Total assets - Corporate and Other	524,122	482,954

	$3,029,584	$3,263,903

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(in thousands of dollars, except share and per share information)

The following is a schedule of net sales by geographic region:

(in thousands)
Year Ended December 31, 2012
Net sales - U.S.	$1,223,852
Net sales - International	61,789

Total net sales	$1,285,641

Year Ended December 31, 2011
Net sales - U.S.	$1,240,807
Net sales - International	54,488

Total net sales	$1,295,295

For the period January 1, 2010 to March 9, 2010
Net sales - U.S.	$105,312
Net sales - International	4,593

Total net sales	$109,905

For the period March 10, 2010 to December 31, 2010
Net sales - U.S.	$1,301,143
Net sales - International	95,999

Total net sales	$1,397,142

18.	Valuation and Qualifying Accounts

	Balance at Beginning of Year	Net Charges to Expenses	Utilization of Allowances	Balance at End of Year
2012
Allowance for doubtful accounts	$18,229	$2,113	$(9,799)	$10,543
Reserve for returns	25,614	44,213	(44,043)	25,784
Reserve for royalty advances	12,262	8,770	(594)	20,438
Deferred tax valuation allowance (1)	822,485	—	(310,251)	512,234

2011
Allowance for doubtful accounts	$10,249	$8,910	$(930)	$18,229
Reserve for returns	20,130	49,388	(43,904)	25,614
Reserve for royalty advances	3,700	8,802	(240)	12,262
Deferred tax valuation allowance	434,471	388,014	—	822,485

For the period March 10, 2010 to December 31, 2010
Allowance for doubtful accounts	$5,527	$5,238	$(516)	$10,249
Reserve for returns	21,395	38,751	(40,016)	20,130
Reserve for royalty advances	—	6,240	(2,540)	3,700
Deferred tax valuation allowance	246,134	188,337	—	434,471

For the period January 1, 2010 to March 9, 2010
Allowance for doubtful accounts	$7,834	$437	$(2,744)	$5,527
Reserve for returns	27,856	1,954	(8,415)	21,395
Reserve for royalty advances	109,541	740	(37)	110,244
Deferred tax valuation allowance	910,096	129,687	—	1,039,783

(1)	Deferred tax valuation allowance was reduced in connection with the accounting for emergence from bankruptcy in the year ended December 31, 2012.

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(in thousands of dollars, except share and per share information)

19.	Quarterly Results of Operations (Unaudited)

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
2012:
Net sales	$165,229	$344,204	$494,013	$282,195
Operating income (loss)	(152,349)	(21,897)	81,492	(27,933)
Reorganization items, net	—	(156,894)	—	7,780
Net income (loss)	(225,347)	105,474	66,938	(34,204)

2011:
Net sales	$152,465	$328,605	$574,509	$239,716
Operating income (loss)	(194,706)	(73,735)	64,588	(1,833,277)
Net income (loss)	(274,267)	(138,501)	20,642	(1,790,244)

Reorganization items, net for the year ended December 31, 2012 was $149.1 million. The amount represents expense and income amounts that were recorded to the statement of operations as a result of the bankruptcy proceedings. Reorganization items were incurred starting with the date of the bankruptcy filing through the date of bankruptcy emergence.

*        *        *         *        *

HMH Holdings (Delaware), Inc.

Consolidated Balance Sheets (Unaudited)

(in thousands of dollars, except share and per share information)	June 30, 2013	December 31, 2012
Assets
Current assets
Cash and cash equivalents	$105,202	$329,078
Short-term investments	107,377	146,041
Accounts receivable, net of allowance for bad debts and book returns of $33.5 million and $36.4 million, respectively	353,630	229,118
Inventories	245,867	197,613
Deferred income taxes	41,332	42,858
Prepaid expenses and other assets	19,621	13,731

Total current assets	873,029	958,439

Property, plant, and equipment, net	140,442	149,227
Pre-publication costs, net	276,421	256,202
Royalty advances to authors, net of allowance of $24.8 million and $20.5 million, respectively	51,316	48,247
Goodwill	524,161	520,088
Other intangible assets, net	982,633	1,067,052
Other assets	31,273	30,329

Total assets	$2,879,275	$3,029,584

Liabilities and Stockholders’ Equity
Current liabilities
Current portion of long-term debt	$2,500	$2,500
Accounts payable	110,348	86,416
Royalties payable	56,466	60,352
Salaries, wages, and commissions payable	15,596	34,730
Deferred revenue	126,586	124,216
Interest payable	197	87
Severance and other charges	15,437	18,290
Accrued postretirement benefits	2,342	2,342
Other liabilities	35,295	30,421

Total current liabilities	364,767	359,354

Long-term debt	244,375	245,625
Royalties payable	2,070	2,070
Long-term deferred revenue	173,536	171,105
Accrued pension benefits	42,516	48,714
Accrued postretirement benefits	26,312	27,231
Deferred income taxes	125,225	124,588
Other liabilities	105,635	107,196

Total liabilities	1,084,436	1,085,883

Commitments and contingencies (Note 12)

Stockholders’ equity
Preferred stock, $0.01 par value: 10,000,000 shares authorized; no shares issued and outstanding at June 30, 2013 and December 31, 2012	—	—
Common stock, $0.01 par value: 190,000,000 shares authorized; 70,000,000 shares issued at June 30, 2013 and December 31, 2012; and 69,958,989 shares outstanding at June 30, 2013 and December 31, 2012	700	700
Treasury stock, 41,011 shares as of June 30, 2013 and December 31, 2012	—	—
Capital in excess of par value	4,745,040	4,741,765
Accumulated deficit	(2,928,883)	(2,777,236)
Accumulated other comprehensive income (loss)	(22,018)	(21,528)

Total stockholders’ equity	1,794,839	1,943,701

Total liabilities and stockholders’ equity	$2,879,275	$3,029,584

The accompanying notes are an integral part of these consolidated financial statements.

HMH Holdings (Delaware), Inc.

Consolidated Statements of Operations (Unaudited)

	Six Months Ended June 30,
(in thousands of dollars, except share and per share information)	2013	2012
Net sales	$529,545	$509,433
Costs and expenses
Cost of sales, excluding pre-publication and publishing rights amortization	245,816	214,272
Publishing rights amortization	72,587	92,677
Pre-publication amortization	56,653	66,433

Cost of sales	375,056	373,382
Selling and administrative	263,703	280,452
Other intangible asset amortization	13,433	26,372
Impairment charge for pre-publication costs and fixed assets	8,500	—
Severance and other charges	3,481	3,473

Operating income (loss)	(134,628)	(174,246)

Other income (expense)
Interest expense	(11,585)	(109,833)
Change in fair value of derivative instruments	(479)	812
Loss on extinguishment of debt	(598)	—

Loss before reorganization items and taxes	(147,290)	(283,267)
Reorganization items, net	—	(156,894)
Income tax expense (benefit)	4,357	(6,500)

Net loss	$(151,647)	$(119,873)

Net loss per share attributable to common stockholders, basic and diluted	$(2.17)	$(0.44)

Weighted average shares outstanding, basic and diluted	69,958,989	272,624,886

The accompanying notes are an integral part of these consolidated financial statements.

HMH Holdings (Delaware), Inc.

Consolidated Statements of Comprehensive (Loss) Income (Unaudited)

	Six Months Ended June 30,
(in thousands of dollars, except share and per share information)	2013	2012
Net income / (loss)	$(151,647)	$(119,873)
Other comprehensive income (loss), net of taxes:
Foreign currency translation adjustments	(479)	(1,848)
Change in pension liability, net	—	8,312
Unrealized gain on short-term investments	(11)	—

Other comprehensive income / (loss), net of taxes	(490)	6,464

Comprehensive income / (loss)	$(152,137)	$(113,409)

The accompanying notes are an integral part of these consolidated financial statements.

HMH Holdings (Delaware), Inc.

Consolidated Statements of Cash Flows (Unaudited)

	Six Months Ended June 30,
(in thousands of dollars, except share and per share information)	2013	2012
Cash flows from operating activities
Net loss	$(151,647)	$(119,873)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities
Gain on sale of assets	(2,720)	—
Depreciation and amortization expense	172,898	212,484
Amortization of debt discount and deferred financing costs	2,422	22,147
Deferred income taxes	2,570	(11,551)
Stock-based compensation expense	3,275	2,374
Warrants	—	10,747
Reorganization items	—	(185,482)
Loss on extinguishment of debt	598	—
Impairment charge for pre-publication costs and fixed assets	8,500	—
Change in fair value of derivative instruments	479	(812)
Changes in operating assets and liabilities, net of acquisitions	—	—
Accounts receivable	(124,246)	(42,033)
Inventories	(48,254)	(19,343)
Accounts payable and accrued expenses	1,563	(22,889)
Royalties, net	(6,955)	(8,924)
Deferred revenue	4,489	(37,571)
Interest payable	110	6,433
Severance and other charges	(2,853)	(11,586)
Accrued pension and postretirement benefits	(7,117)	(6,498)
Other, net	(5,880)	(5,842)

Net cash (used in) provided by operating activities	(152,768)	(218,219)

Cash flows from investing activities
Proceeds from restricted cash accounts	—	26,495
Purchases of short-term investments	(94,851)	—
Proceeds from sales and maturities of short-term investments	132,965	—
Additions to pre-publication costs	(74,808)	(59,408)
Additions to property, plant, and equipment	(31,213)	(20,566)
Proceeds from sale of assets	4,825	—
Acquisition of business, net of cash acquired	(5,276)	—
Investment in preferred stock	(1,500)	—

Net cash (used in) provided by investing activities	(69,858)	(53,479)

Cash flows from financing activities
Proceeds from term loan	—	250,000
Payments of long-term debt	(1,250)	(10,875)
Payments of deferred financing fees	—	(21,478)
Payment of restructuring costs	—	(93,476)

Net cash (used in) provided by financing activities	(1,250)	124,171

Net increase (decrease) in cash and cash equivalents	(223,876)	(147,527)
Cash and cash equivalents
Beginning of period	329,078	413,610
Net increase (decrease) in cash and cash equivalents	(223,876)	(147,527)

End of period	$105,202	$266,083

Supplementary disclosure of cash flow information
Pre-publication costs included in accounts payable	$2,125	$(6,513)
Property, plant, and equipment included in accounts payable	—	(1,060)
Property, plant, and equipment acquired under capital leases	120	5,361

The accompanying notes are an integral part of these consolidated financial statements.

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements (Unaudited)

June 30, 2013

(in thousands of dollars, except share and per share information)

1.	Basis of Presentation

HMH Holdings (Delaware), Inc., (“HMH”, “Houghton Mifflin Harcourt”, “we”, “us”, “our”, or the “Company”) is a leading global provider of education solutions, delivering content, technology, services and media to over 50 million students in over 150 countries worldwide. We deliver our offerings to both educational institutions and consumers around the world. In the United States, we are the leading provider of K-12 educational content by market share. We believe that nearly every current K-12 student in the United States has utilized our content during the course of his or her education. As a result, we believe that we have an established reputation with these students that is difficult for others to replicate and positions us to continue to provide our broader content and services to serve their lifelong learning needs. We believe our long-standing reputation and well-known brands enable us to capitalize on consumer and digital trends in the education market through our existing and developing channels. Furthermore, since 1832, we have published trade and reference materials, including adult and children’s fiction and non-fiction books that have won industry awards such as the Pulitzer Prize, Newbery and Caldecott medals and National Book Award, all of which are generally known.

The consolidated financial statements of HMH include the accounts of all of our wholly-owned subsidiaries as of June 30, 2013 and December 31, 2012 and the six month periods ended June 30, 2013 and June 30, 2012.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. Certain information and note disclosures normally included in our annual financial statements prepared in accordance with GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. In the opinion of management, our consolidated financial statements and accompanying notes include all adjustments (consisting of normal recurring adjustments) considered necessary by management to fairly state the results of operations, financial position and cash flows for the interim periods presented. Interim results of operations are not necessarily indicative of the results for the full year or for any future period. These financial statements should be read in conjunction with the annual financial statements and the notes thereto also included herein.

Seasonality and Comparability

Our net sales, operating profit and operating cash flows are impacted by the inherent seasonality of the academic calendar. Consequently, the performance of our businesses may not be comparable quarter to consecutive quarter and should be considered on the basis of results for the whole year or by comparing results in a quarter with results in the same quarter for the previous year.

Schools make most of their purchases in the second and third quarters of the calendar year in preparation for the beginning of the school year. Thus, over the past three years, approximately 69% of consolidated net sales have historically been realized in the second and third quarters. Sales of K-12 instructional materials and customized testing products are also cyclical, with some years offering more sales opportunities than others. The amount of funding available at the state level for educational materials also has a significant effect on year-to-year net sales. Although the loss of a single customer would not have a material adverse effect on our business, schedules of school adoptions and market acceptance of our products can materially affect year-to-year net sales performance.

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements (Unaudited)

June 30, 2013

(in thousands of dollars, except share and per share information)

Chapter 11 Reorganization

On May 10, 2012, we entered into a Restructuring Support Agreement (“Plan Support Agreement”) with consenting creditors holding greater than 74% of the principal amount of the then-outstanding senior secured indebtedness of the Company and with equity owners holding approximately 64% of the Company’s then-outstanding common stock. The consenting creditors agreed to support the Company’s Pre-Packaged Chapter 11 Plan of Reorganization (“Plan”). Pursuant to the Plan Support Agreement, the Company agreed to use its best efforts to (i) support and complete the restructuring and all transactions contemplated by the Plan, (ii) take any and all necessary and appropriate actions in furtherance of the restructuring contemplated under the Plan, (iii) complete the restructuring and all transactions contemplated under the Plan within set time-frames, (iv) obtain any and all required regulatory and/or third-party approvals for the restructuring, and (v) not directly or indirectly, seek, solicit, support, or engage in the negotiation or formulation of alternate plans of reorganization that were inconsistent with the reorganization as contemplated by the Plan Support Agreement.

On May 21, 2012 (the “Petition Date”), the U.S. based entities that borrowed or guaranteed the debt of the Company (collectively the “Debtors”), filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (“Chapter 11”) in the United States Bankruptcy Court for the Southern District of New York (“Court”). The Debtors also concurrently filed the Plan, the Disclosure Statement in support of the Plan and filed various motions seeking relief to continue operations. Following the Petition Date, the Debtors operated their business as “debtors in possession” (“DIP”) under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Court. Under Chapter 11, certain claims against us in existence before the Petition Date were stayed while we operated our business as a DIP, including any actions that might be commenced with regards to secured claims, although the holders of such claims had the right to move the Court for relief from the stay. Subsequent to the Petition Date, these claims were reflected in the balance sheet as liabilities subject to compromise. Secured claims were secured primarily by liens on the Company’s accounts receivable. Additional claims (liabilities subject to compromise) could have potentially arisen after the filing date resulting from rejection of executory contracts or from the determination by the Court (or agreed to by parties in interest).

On June 22, 2012, the Company successfully emerged from bankruptcy as a reorganized company pursuant to the Plan. Ultimately, the Debtors did not reject any executory contracts during the bankruptcy case, and the Company continues to review and reconcile claims that were filed against it by creditors.

2.	Revisions

During the second quarter of 2013, we revised previously reported amounts to additions to pre-publication costs and property, plant, and equipment on our statement of cash flows. The net impact of this revision is a $7.6 million increase in second quarter 2012 net cash used in investing activities and a $7.6 million decrease in net cash used in operating activities. This revision had no impact on cash or debt covenant compliance and did not have an impact on the reporting of financial position or results of operations for the six month period ended June 30, 2012. This revision was not material to the reported statement of cash flows for that period or previously issued financial statements.

3.	Chapter 11 Reorganization Disclosures

As discussed in Note 1, the Company filed voluntary petitions for relief under Chapter 11. On June 21, 2012, the Bankruptcy Court entered an order confirming and approving the Plan for the Debtors. Subsequently, the Plan became effective and the transactions contemplated under the Plan were consummated on June 22, 2012.

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements (Unaudited)

June 30, 2013

(in thousands of dollars, except share and per share information)

Subsequent to the Petition Date, the provisions in GAAP guidance for reorganizations applied to the Company’s financial statements while it operated under the provisions of Chapter 11. The accounting guidance did not change the application of GAAP in the preparation of financial statements. However, it does require that the financial statements, for periods including and subsequent to the filing of the Chapter 11 petition, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, all transactions (including, but not limited to, all professional fees, realized gains and losses and provisions for losses) directly associated with the reorganization and restructuring of our businesses are reported separately in our financial statements. All such expense or income amounts are reported in reorganization items in the accompanying consolidated statements of operations for the six months ended June 30, 2012.

Summary of Emergence

On June 22, 2012, the Company successfully emerged from bankruptcy as a reorganized company pursuant to the Plan. The financial restructuring realized by the confirmation of the Plan was accomplished through a debt-for-equity exchange. The Plan deleveraged the Company’s balance sheet by eliminating the Company’s secured indebtedness in exchange for new equity in the Company. Existing stockholders, in their capacity as stockholders, received warrants for the new equity in the Company in exchange for the existing equity.

Upon the Company’s emergence from Chapter 11 bankruptcy proceedings on June 22, 2012, the Company was not required to apply fresh-start accounting based on U.S. GAAP guidance for reorganizations due to the fact that the pre-petition holders who owned more than 50% of the Company’s outstanding common stock immediately before confirmation of the Plan received more than 50% of the Company’s outstanding common stock upon emergence. Accordingly, a new reporting entity was not created for accounting purposes.

Below is a summary of the significant transactions affecting the Company’s capital structure as a result of the effectiveness of the Plan.

Equity Transactions

On June 22, 2012, pursuant to the Plan, all of the issued and outstanding shares of common stock of the Company, including all options, warrants or any other agreements to acquire shares of common stock of the Company that existed prior to the Petition Date, were cancelled and in exchange, holders of such interests received distributions pursuant to the terms of the Plan. The distributions received by holders of interests in our common stock prior to the petition date on June 22, 2012 pursuant to the terms of the Plan included adequate protection payments and conversion fees of approximately $60.1 million and $26.1 million, respectively. Following the emergence on June 22, 2012, the authorized capital stock of the Company consists of (i) 190,000,000 shares of common stock, of which 70,000,000 shares of common stock are issued and 69,958,989 shares of common stock are outstanding at June 30, 2013, 3,684,211 shares of common stock are reserved for issuance upon exercise of warrants at June 30, 2013, and 8,175,135 shares of common stock are reserved for issuance upon exercise of certain other warrants and awards to be issued by the Company at June 30, 2013 under the MIP (defined below) and (ii) 10,000,000 shares of preferred stock, $0.01 par value per share, of which no shares are issued and outstanding at June 30, 2013. There are no other outstanding obligations, warrants, options, or other rights to subscribe for or purchase from the Company any class of capital stock of the Company.

A new Management Incentive Plan (“MIP”) became effective upon emergence. The MIP provides for grants of options and restricted stock at a strike price equal to or greater than the fair value per share of common stock as of the date of the grant and reserved for management and employees up to 10% of the new common

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements (Unaudited)

June 30, 2013

(in thousands of dollars, except share and per share information)

stock of the Company. During 2012 and 2013, the Company granted to certain employees, including executive officers, stock options totaling 4,952,281 and 515,807 shares of the Company’s common stock, respectively. Each of the stock options granted have an exercise price equal to or greater than the fair value on the date of grant and generally vest over a three or four year period. During 2012 and 2013, we granted 22,200 and 45,905 restricted stock units, respectively, to independent directors and executive officers, which generally vest after one year. During 2013, there were 491,228 stock options that were forfeited. As of June 30, 2013, there are 3,142,170 shares of common stock underlying awards reserved for future issuance under the MIP.

Debt Transactions

On June 22, 2012, the Company’s creditors converted the First Lien Credit Agreement consisting of the then-existing first lien term loan (the “Term Loan”) with an aggregate outstanding principal balance of $2.6 billion and the then-existing first lien revolving loan facility (the “Revolving Loan”) with an aggregate outstanding principal balance of $235.8 million, and the outstanding $300.0 million principal amount of 10.5% Senior Secured Notes due 2019 (the “10.5% Senior Notes”) to 100 percent pro rata ownership of the Company’s common stock, subject to dilution pursuant to the MIP and the exercise of any existing common stockholder’s pro rata share of warrants to purchase 5% of the common stock of the Company pursuant to the Plan, and received $30.3 million in cash.

In connection with the Chapter 11 filing on May 22, 2012, the Company entered into a new $500.0 million senior secured credit facility (“DIP Facility”), which converted into an exit facility on the effective date of the emergence from Chapter 11. This exit facility consists of a $250.0 million revolving credit facility, which is secured by the Company’s accounts receivable and inventory, and a $250.0 million term loan credit facility. The proceeds from the initial borrowings under the term loan credit facility were used to fund the costs of the reorganization and provide post-closing working capital to the Company.

A summary of the transactions affecting the Company’s debt balances is as follows:

Debt balance prior to emergence from bankruptcy (including accrued interest)	$(3,142,234)
Exchange of debt for new common shares	1,750,000
Elimination of debt discount and deferred financing fees	98,352
Adequate protection payments	69,701
Conversion fees	30,299
Professional fees	21,334

(Gain) loss on extinguishment	$(1,172,548)

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements (Unaudited)

June 30, 2013

(in thousands of dollars, except share and per share information)

Reorganization Items

Reorganization items represent expense or income amounts that were recorded in the consolidated financial statements as a result of the bankruptcy proceedings. Reorganization items were incurred starting with the date of the bankruptcy filing through the date of bankruptcy emergence. Approximately 86.2% of the (gain) loss on extinguishment was allocated to capital in excess of par value in the consolidated balance sheet based on the percentage of the Company’s creditors that converted their debt to equity who were also equityholders as of the date of the bankruptcy filing. The remaining portion of the (gain) loss on extinguishment of debt was allocated to reorganization items, net in the consolidated statement of operations based on the percentage of the Company’s creditors that converted their debt to equity who did not have a pre-existing equity ownership in the Company as of the date of the bankruptcy filing. The gain from reorganization items for the six months ended June 30, 2012 were as follows:

	Total	Adjusted to Capital in excess of par value	Reorganization items, net
Debt to equity conversion	$(1,392,234)	$(1,190,777)	$(201,457)
Elimination of debt discount and deferred financing fees	98,352	84,120	14,232
Adequate protection payments	69,701	59,615	10,086
Conversion fees	30,299	25,915	4,384
Professional fees	21,334	18,247	3,087

(Gain) loss on extinguishment	(1,172,548)	(1,002,880)	(169,668)
Stock compensation	2,027	—	2,027
Issuance of warrants	10,747	—	10,747

Reorganization items, net	$(1,159,774)	$(1,002,880)	$(156,894)

Liabilities Subject to Compromise

Certain pre-petition liabilities and indebtedness were subject to compromise under the Plan and were reported at amounts allowed or expected to be allowed by the Court. A summary of liabilities subject to compromise reflected in the consolidated balance sheet as of May 21, 2012 is as follows:

May 21, 2012
$2,668,690 Term Loan due June 12, 2014	$2,570,815
$235,751 Revolving Loan due December 12, 2013	235,751
$300,000 10.5% senior secured notes due June 1, 2019	300,000
Accrued interest	35,668

Total	$3,142,234

As of December 31, 2012 and June 30, 2013, there were no liabilities subject to compromise.

All pre-petition claims were considered liabilities subject to compromise at May 21, 2012. As discussed above, the Term Loan, the Revolving Loan, the 10.5% Senior Notes, and the associated accrued interest were exchanged for new common stock in the Company. There were no other liabilities subject to compromise as of May 21, 2012. We honored other prepetition obligations, including employee wages and trade payables in the ordinary course of business.

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements (Unaudited)

June 30, 2013

(in thousands of dollars, except share and per share information)

4.	Significant Accounting Policies and Estimates

Our financial results are affected by the selection and application of accounting policies and methods. There were no material changes in the six months ended June 30, 2013 to the application of significant accounting policies and estimates as described in our audited financial statements for the year ended December 31, 2012.

5.	Inventories

Inventories consisted of the following:

	June 30, 2013	December 31, 2012
Finished goods	$241,415	$192,382
Raw materials	4,452	5,231

Inventory	$245,867	$197,613

6.	Goodwill and Other Intangible Assets

Goodwill and other intangible assets consisted of the following:

	June 30, 2013		December 31, 2012
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Goodwill	$524,161	$—	$520,088	$—
Trademarks and tradenames	440,505	—	440,505	—
Publishing rights	1,180,000	(716,935)	1,180,000	(644,348)
Customer related and other	272,771	(193,708)	271,150	(180,255)

	$2,417,437	$(910,643)	$2,411,743	$(824,603)

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements (Unaudited)

June 30, 2013

(in thousands of dollars, except share and per share information)

The changes in the carrying amount of goodwill for the periods ended June 30, 2013 and December 31, 2012 are as follows:

Goodwill	$1,962,588
Accumulated impairment losses	(1,442,500)

Balance at December 31, 2012	$520,088

Acquisitions	4,073

Balance at June 30, 2013	$524,161

Goodwill	1,966,661
Accumulated impairment losses	(1,442,500)

Balance at June 30, 2013	$524,161

Amortization expense for publishing rights and customer related and other intangibles were $86.0 million and $119.0 million for the six months ended June 30, 2013 and June 30, 2012, respectively.

On April 10, 2013, we completed the acquisition of an educational technology company focused on the development of digital games, products and services for pre-school children for a total purchase price of approximately $7.3 million. The purchase price consisted of approximately $5.8 million of cash at closing and promissory notes due over two years totaling approximately $1.5 million, subject to a closing working capital adjustment which increased the amount due of approximately $0.1 million. The acquisition provides us with an increased capacity to create entertaining and innovative online educational games. The transaction was accounted for under the acquisition method of accounting. Goodwill, other intangible assets, other assets and other liabilities recorded as part of the acquisition totaled approximately $4.1 million, $1.6 million, $2.2 million and $2.2 million, respectively.

7.	Debt

Our debt consisted of the following:

	June 30, 2013	December 31, 2012
$250,000 Term Loan due May 21, 2018 interest payable monthly	$246,875	$248,125

	246,875	248,125
Less: Current portion of long-term debt	2,500	2,500

Total long-term debt	$244,375	$245,625

On May 22, 2012, we entered into a new $500.0 million DIP Facility which was converted into an exit facility upon emergence from Chapter 11. This exit facility consists of a $250.0 million revolving credit facility (“Revolving Credit Facility”), which is secured by the Company’s accounts receivable and inventory, and a $250.0 million term loan credit facility (“Term Loan Facility”). The Revolving Credit Facility has a term of five years and the interest rate for borrowings under the Revolving Credit Facility is based on, at the borrowers’ election, LIBOR or an alternate base rate, plus in each case a margin that is determined based on average daily availability. Amounts available for borrowing under the Revolving Credit Facility are subject to borrowing base availability which, as of June 30, 2013, was approximately $212.8 million. No funds have been drawn on the Revolving Credit Facility as of June 30, 2013.

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements (Unaudited)

June 30, 2013

(in thousands of dollars, except share and per share information)

On May 24, 2013, we entered into Amendment No. 3 to the Term Loan Facility. Amendment No. 3 primarily reduced the term loan spread by 1.75% and reduced the LIBOR floor by 0.25% resulting in an overall decrease in the Term Loan Facility interest rate of 2.00%. The Term Loan Facility has a term of six years and the interest rate for borrowings under the Term Loan Facility is based on the borrowers’ election, LIBOR plus 4.25% per annum or the alternate base rate plus 3.25%. The LIBOR rate under the Term Loan Facility is subject to a minimum “floor” of 1.00%. As of June 30, 2013, the interest rate of the Term Loan Facility is 5.25%. The proceeds from the initial borrowings under the Term Loan Facility were used to fund the costs of the reorganization and provide post-closing working capital to the Company.

During the six months ended June 30, 2013, due to the change in syndication, we recorded a loss on debt extinguishment of approximately $0.6 million relating to the write off of capitalized deferred financing fees in accordance with the accounting guidance for debt modifications and extinguishments.

Loan Covenants

We are required to meet certain restrictive financial covenants as defined under our Term Loan and Revolving Credit Facility. We have financial covenants pertaining to interest coverage, maximum leverage, and fixed charge ratios. The interest coverage ratios are set forth as follows: 7.0 to 1.0 for fiscal quarters ending during 2012, 8.0 to 1.0 for fiscal quarters ending during 2013, and 9.0 to 1.0 for fiscal quarters ending thereafter. The maximum leverage ratios are set forth as follows: 2.25 to 1.0 for fiscal quarters ending through September 30, 2013 and 2.0 to 1.0 for fiscal quarters ending December 31, 2013 and thereafter. The fixed charge ratio, which only pertains to the revolving credit facility and is only tested in limited situations, is 1.0 to 1.0 through the end of the facility. As of June 30, 2013, we were in compliance with all of our debt covenants.

8.	Severance and Other Charges

2013

During the six months ended June 30, 2013, $2.4 million of severance payments were made to employees whose employment ended in 2013 and prior years. Additionally, we paid $4.0 million of payments for excess space where our committed payment obligations exceeded the sublease income received. Further, we recorded additional expense in the amount of $3.5 million to reflect additional costs and revised estimates in relation to our organizational realignment.

2012

During the six months ended June 30, 2012, $10.9 million of severance payments were made to employees whose employment ended in 2012 and prior years. Additionally, we paid $4.1 million of payments for excess space where our committed payment obligations exceeded the sublease income received. Further, we recorded additional expense in the amount of $3.5 million to reflect additional costs and revised estimates in relation to our organizational realignment.

A summary of the significant components of the severance/restructuring and other charges is as follows:

	2013
	Severance/ restructuring accrual at December 31, 2012	Severance/ restructuring expense	Cash payments	Severance/ restructuring accrual at June 30, 2013
Severance costs	$2,142	$2,274	$(2,354)	$2,062
Other accruals	16,148	1,207	(3,980)	13,375

	$18,290	$3,481	$(6,334)	$15,437

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements (Unaudited)

June 30, 2013

(in thousands of dollars, except share and per share information)

	2012
	Severance/ restructuring accrual at December 31, 2011	Severance/ restructuring expense	Cash payments	Severance/ restructuring accrual at June 30, 2012
Severance costs	$16,071	$1,405	$(10,926)	$6,550
Other accruals	19,679	2,068	(4,133)	17,614

	$35,750	$3,473	$(15,059)	$24,164

9.	Income Taxes

The computation of the annual estimated effective tax rate at each interim period requires certain estimates and significant judgment including, but not limited to, the expected operating income for the year, projections of the proportion of income earned and taxed in various jurisdictions, permanent and temporary differences, and the likelihood of recovering deferred tax assets generated in the current year. The accounting estimates used to compute the provision for income taxes may change as new events occur, more experience is acquired, additional information is obtained or as the tax environment changes.

For the six months ended June 30, 2013 and 2012, we recorded an income tax expense of approximately $4.4 million and a benefit of approximately $(6.5) million, respectively. For both periods, the income tax expense was impacted by certain discrete tax items including the accrual of potential interest and penalties on uncertain tax positions. Including the tax effects of these discrete tax items, the effective rate was 3.0% and (5.1%) for the six months ended June 30, 2013 and 2012, respectively.

At the end of each interim period, we estimate the annual effective tax rate and apply that rate to our ordinary quarterly earnings. The amount of income tax benefit recorded for the year-to-date ordinary loss is limited to the amount that is expected to be realized during the year or recognizable as a deferred tax asset at year end. For the six months ended June 30, 2013, the Company recorded zero interim tax benefit on the year-to-date loss; the income tax expense of $4.4 million primarily represents an increase in the deferred tax liability related to indefinite-lived assets and the accrual of interest and penalties for uncertain tax positions. The interim tax benefit recorded for the six months ended June 30, 2012 is primarily due to a tax benefit allocated to continuing operations after considering the gain recorded in the second quarter of 2012 in additional paid-in capital and other comprehensive income as a result of the reorganization. Such gain outside continuing operations serve as a source of income that enables realization of the tax benefit of the current year loss in continuing operations. This tax benefit in continuing operations is offset by the deferred tax liabilities associated with tax amortization on indefinite-lived intangibles as well as expected foreign, state and local taxes.

Reserves for unrecognized tax benefits, excluding accrued interest, was $64.3 million at both June 30, 2013 and December 31, 2012 and included in other long-term liabilities in the accompanying consolidated balance sheets.

10.	Retirement and Postretirement Benefit Plans

We have a noncontributory, qualified defined benefit pension plan (the “Retirement Plan”), which covers certain employees. The Retirement Plan is a cash balance plan, which accrues benefits based on pay, length of service, and interest. We also have a nonqualified defined benefit plan, or nonqualified plan, that covers employees who earn over the qualified pay limit as determined by the U.S. Internal Revenue Service. The

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements (Unaudited)

June 30, 2013

(in thousands of dollars, except share and per share information)

nonqualified plan accrues benefits for the executive officers based on service and pay. Benefits for all other employees accrue based on the cash balance plan calculation. In 2007, both the qualified and nonqualified pension plans eliminated participation in the plans for new employees hired after October 31, 2007. We also had a foreign defined benefit plan. On July 20, 2011, we entered into a bulk annuity policy with a third party which effectively terminated the foreign defined benefit plan. This policy covers all known plan beneficiaries and liabilities and represents a full transfer of the plan’s financial and longevity risk to the third party. The policy is held in the name of the plan trustees. This termination did not constitute a settlement of liability under applicable accounting guidance for pension plans. Following a full plan data cleansing, the bulk annuity policy is expected to be converted into individual annuity policies at which point the plan will be discharged of all future liability with respect to the plan beneficiaries. We anticipate the conversion to individual annuity policies along with the liability discharge to occur in 2013.

We are required to recognize the funded status of defined benefit pension and other postretirement plans as an asset or liability in the balance sheet and are required to recognize actuarial gains and losses and prior service costs and credits in other comprehensive income and subsequently amortize those items in the statement of operations. Further, we are required to use a measurement date equal to the fiscal year end.

During the second quarter of 2012, we amended the postretirement medical benefits plan resulting in the benefit contributions for certain participants to remain at the current year level for all future years. The result of the plan change was to reduce our accrued postretirement benefits liability by approximately $8.7 million with the offset to other comprehensive income in accordance with the accounting guidance for other postretirement defined benefit plans.

Net periodic benefit cost for our pension and other postretirement benefits plans consisted of the following:

	Pension Benefits
	Six Months Ended June 30,
	2013	2012
Interest cost	$3,693	$4,139
Expected return on plan assets	(5,052)	(4,518)
Amortization of net (gain) loss	168	6

Net periodic benefit cost	$(1,191)	$(373)

	Other Post Retirement Benefits
	Six Months Ended June 30,
	2013	2012
Service cost	$111	$133
Interest cost	547	684
Amortization of prior service cost	(691)	(345)
Amortization of net (gain) loss	155	—

Net periodic benefit cost	$122	$472

Contributions for the pension and postretirement benefit plans for the six months ended June 30, 2013 and June 30, 2012 were $5.0 million and $5.3 million, respectively.

We expect to contribute an additional $8.5 million for the remainder of 2013.

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements (Unaudited)

June 30, 2013

(in thousands of dollars, except share and per share information)

11.	Fair Value Measurements

The accounting standard for fair value measurements among other things, defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. The accounting standard establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1	Observable input such as quoted prices in active markets for identical assets or liabilities;

Level 2	Observable inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities measured at fair value are based on one or more of three valuation techniques identified in the tables below. Where more than one technique is noted, individual assets or liabilities were valued using one or more of the noted techniques. The valuation techniques are as follows:

(a)	Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b)	Cost approach: Amount that would be currently required to replace the service capacity of an asset (current replacement cost); and

(c)	Income approach: Valuation techniques to convert future amounts to a single present amount based on market expectations (including present value techniques).

On a recurring basis, we measure certain financial assets and liabilities at fair value, including our money market funds, short-term investments which consist of U.S. treasury securities and U.S. agency securities, and foreign exchange forward contracts. The accounting standard for fair value measurements defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. In determining fair value, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as consider counterparty and its credit risk in its assessment of fair value.

Financial Assets and Liabilities

The following tables present our financial assets and liabilities measured at fair value on a recurring basis at June 30, 2013 and December 31, 2012:

	June 30, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Valuation Technique
Financial assets and (liabilities)
Money market funds	$73,451	$73,451	$—	(a	)
U.S. treasury securities	63,057	63,057	—	(a	)
U.S. agency securities	44,320	—	44,320	(a	)
Foreign exchange forward contracts	57	—	57	(a	)
Foreign exchange forward contracts	(61)	—	(61)	(a	)

	$180,824	$136,508	$44,316

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements (Unaudited)

June 30, 2013

(in thousands of dollars, except share and per share information)

	December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Valuation Technique
Financial assets and (liabilities)
Money market funds	$299,918	$299,918	$—	(a	)
U.S. treasury securities	97,134	97,134	—	(a	)
U.S. agency securities	48,907	—	48,907	(a	)
Foreign exchange forward contracts	682	—	682	(a	)
Foreign exchange forward contracts	(207)	—	(207)	(a	)

	$446,434	$397,052	$49,382

Our money market funds and U.S. treasury securities are classified within Level 1 of the fair value hierarchy because they are valued using quoted prices in active markets for identical instruments. Our U.S. agency securities are classified within level 2 of the fair value hierarchy because they are valued using observable inputs other than quoted prices in active markets. In addition to $73.5 million and $299.9 million invested in money market funds as of June 30, 2013 and December 31, 2012, respectively, we had $31.8 million and $29.2 million of cash invested in bank accounts as of June 30, 2013 and December 31, 2012, respectively.

Our foreign exchange forward contracts consist of Euro forward contracts and are classified within Level 2 of the fair value hierarchy because they are valued based on observable inputs and are available for substantially the full term of our derivative instruments. We use foreign exchange forward contracts to fix the functional currency value of specific commitments, payments and receipts. The aggregate notional amount of the outstanding foreign exchange forward contracts was $13.0 million and $13.4 million at June 30, 2013 and December 31, 2012, respectively. Our foreign exchange forward contracts contain off-set or netting provisions to mitigate credit risk in the event of counterparty default, including payment default and cross default. At June 30, 2013 and December 31, 2012, the fair value of our counterparty default exposure was less than $1.0 million and spread across several highly rated counterparties.

Nonfinancial Assets and Liabilities

Our nonfinancial assets, which include goodwill, other intangible assets, property, plant, and equipment, and pre-publication costs, are not required to be measured at fair value on a recurring basis. However, if certain trigger events occur, or if an annual impairment test is required, we evaluate the nonfinancial assets for impairment. If an impairment did occur, the asset is required to be recorded at the estimated fair value.

We review internal and external software development costs, included within property, plant, and equipment, for impairment. The carrying amounts of software development costs are periodically compared to net realizable value and impairment charges are recorded, as appropriate, when amounts expected to be realized are lower. For the six months ended June 30, 2013, software development costs of $7.4 million were impaired as the products will not be sold in the marketplace. There was no impairment recorded for the six month period ended June 30, 2012.

Pre-publication costs recorded on the balance sheet are periodically reviewed for impairment by comparing the unamortized capitalized costs of the assets to the fair value of those assets. For the six months ended June 30, 2013, pre-publication costs of $1.1 million were impaired as the programs will not be sold in the marketplace. There was no impairment recorded for the six month period ended June 30, 2012.

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements (Unaudited)

June 30, 2013

(in thousands of dollars, except share and per share information)

In evaluating goodwill for impairment, we first compare our reporting unit’s fair value to its carrying value. We estimate the fair values of our reporting units by considering market multiple and recent transaction values of peer companies, where available, and projected discounted cash flows, if reasonably estimable. There was no impairment recorded for the six month periods ended June 30, 2013 and 2012.

We perform an impairment test for our other intangible assets by comparing the assets fair value to its carrying value. Fair value is estimated based on recent market transactions, where available, and projected discounted cash flows, if reasonably estimable. There was no impairment recorded for the six month periods ended June 30, 2013 and June 30, 2012. The fair value of goodwill and other intangible assets are estimates, which are inherently subject to significant uncertainties, and actual results could vary significantly from these estimates.

The following table presents our nonfinancial assets and liabilities measured at fair value on a nonrecurring basis during 2013 and 2012:

	June 30, 2013	Significant Unobservable Inputs (Level 3)	Total Impairment	Valuation Technique
Nonfinancial assets
Property, plant and equipment	$—	$—	$7,439	(c	)
Pre-publication costs	—	—	1,061	(c	)

	$—	$—	$8,500

Nonfinancial liabilities
Other accruals	$1,207	$1,207		(c	)

	$1,207	$1,207

	December 31, 2012	Significant Unobservable Inputs (Level 3)	Valuation Technique
Nonfinancial liabilities
Other accruals	$4,091	$4,091	(c	)

	$4,091	$4,091

Other accruals include restructuring charges which were valued using our internal estimates using a discounted cash flow model, and we have classified the other accruals as Level 3 in the fair value hierarchy.

Fair Value of Debt

The following table presents the carrying amounts and estimated fair values of our debt at June 30, 2013 and December 31, 2012. The fair value of debt is deemed to be the amount at which the instrument could be exchanged in an orderly transaction between market participants at the measurement date.

	June 30, 2013		December 31, 2012
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Debt
$250,000 Term loan	$246,875	$247,800	$248,125	$249,986

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements (Unaudited)

June 30, 2013

(in thousands of dollars, except share and per share information)

The fair values of our debt were estimated based on quoted market prices on a private exchange for those instruments that are traded and are classified as level 2 within the fair value hierarchy, at June 30, 2013 and December 31, 2012. The fair values require varying degrees of management judgment. The factors used to estimate these values may not be valid on any subsequent date. Accordingly, the fair values of the debt presented may not be indicative of their future values.

12.	Commitments and Contingencies

Purchase Commitments

We have entered into a print services agreement with a third party whereby the third party will provide platemaking, printing, binding and disposition services for the Company. As of June 30, 2013, our remaining purchase commitment was approximately $107 million.

Other Commitments

Pursuant to an initial public offering of our common stock, we have agreed to pay all underwriting discounts and commissions applicable to the sale of common stock and certain expenses of the selling stockholders incurred in connection with the sale as well as the other offering expenses payable by us.

Contingencies

We are involved in ordinary and routine litigation and matters incidental to our business. Litigation alleging infringement of copyrights and other intellectual property rights has become extensive in the educational publishing industry. Specifically, there have been various settled, pending and threatened litigation that allege we exceeded the print run limitation or other restrictions in licenses granted to us to reproduce photographs in our textbooks. While management believes that there is a reasonable possibility we may incur a loss associated with the pending and threatened litigation, we are not able to estimate such amounts, but we do not expect any of these matters to have a material adverse effect on our results of operations, financial position or cash flows. We have insurance over such amounts and with coverage and deductibles as management believes is reasonable. There can be no assurance that our liability insurance will cover all events or that the limits of coverage will be sufficient to fully cover all liabilities. We were contingently liable for $12.1 million and $11.7 million of performance related surety bonds for our operating activities as of June 30, 2013 and December 31, 2012, respectively. An aggregate of $25.9 million and $26.2 million of letters of credit existed at June 30, 2013 and December 31, 2012, respectively, of which $6.4 million backed the aforementioned performance related surety bonds as of June 30, 2013 and December 31, 2012, respectively.

We routinely enter into standard indemnification provisions as part of license agreements involving use of our intellectual property. These provisions typically require us to indemnify and hold harmless licensees in connection with any infringement claim by a third party relating to the intellectual property covered by the license agreement. The assessment business routinely enters into contracts with customers that contain provisions requiring us to indemnify the customer against a broad array of potential liabilities resulting from any breach of the contract or the invalidity of the test. Although the term of these provisions and the maximum potential amounts of future payments we could be required to make is not limited, we have not incurred any costs to defend or settle claims related to these types of indemnification provisions. We therefore believe the estimated fair value of these provisions is minimal, and have no liabilities recorded for them as of June 30, 2013 and December 31, 2012.

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements (Unaudited)

June 30, 2013

(in thousands of dollars, except share and per share information)

13.	Related Party Transactions

Debt-for-Equity Exchange

Upon the Company’s emergence from Chapter 11 bankruptcy proceedings, holders of the Term Loan, Revolving Loan, and 10.5% Senior Notes were issued post-emergence shares of new common stock pursuant to the final Plan on a pro rata basis. Certain of these holders of the Term Loan, Revolving Loan, and 10.5% Senior Notes were also equity holders prior to the consummation of the Plan. The amount of the gain attributable to the debt to equity conversion, net of elimination of fees and other charges, of $1,010.3 million, which is associated to the holders of the Term Loan, Revolving Loan, and 10.5% Senior Notes that were also equity holders prior to the consummation of the Plan, was charged to capital in excess of par value.

14.	Net Loss Per Share

The following table sets forth the computation of basic and diluted earnings per share (“EPS”):

	Six Months Ended June 30,
	2013	2012
Numerator
Net loss attributable to common stockholders	$(151,647)	$(119,873)

Denominator
Weighted average shares outstanding, basic and diluted	69,958,989	272,624,886

Net loss per share attributable to common stockholders, basic and diluted	$(2.17)	$(0.44)

As we incurred a net loss in the six months ended June 30, 2013 and 2012 presented above, all outstanding stock options and restricted stock units have an anti-dilutive effect and therefore are excluded from the computation of diluted weighted average shares outstanding. Accordingly, basic and diluted weighted average shares outstanding are equal for such period.

The following table summarizes our outstanding common stock equivalents that were anti-dilutive due to the net loss attributable to common stockholders during the periods, and therefore excluded from the computation of diluted EPS:

	Six Months Ended June 30,
	2013	2012
Stock options	4,854,018	2,878,399
Restricted stock units	44,260	132,239

15.	Other Accounting Pronouncements

Recent accounting pronouncements, not included below, are also not expected to have a material impact on our consolidated financial position and results of operations.

In July 2013, the Financial Accounting Standards Board (“FASB”) issued an accounting standards update related to the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. This new guidance clarifies guidance and eliminates diversity in practice on the presentation of unrecognized tax benefits when certain situations exist at the reporting date.

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements (Unaudited)

June 30, 2013

(in thousands of dollars, except share and per share information)

This new guidance is effective for annual reporting periods beginning on or after December 15, 2013 and subsequent interim periods. We are currently assessing the impact, if any, on our consolidated financial statements.

In March 2013, the FASB issued an accounting standards update related to accounting for cumulative translation adjustments upon derecognition of certain subsidiaries or groups of assets within a foreign entity or an investment in a foreign entity. This new guidance clarifies the application of GAAP to the release of cumulative translation adjustments related to changes of ownership in or within foreign entities, including step acquisitions. This new guidance is effective for annual reporting periods beginning on or after December 15, 2013 and subsequent interim periods. Early adoption is permitted. We are currently assessing the impact, if any, on our consolidated financial statements.

In February 2013, the FASB issued an update to the authoritative guidance related to the reporting of amounts reclassified out of accumulated other comprehensive income. This new requirement about presenting information about amounts reclassified out of accumulated other comprehensive income and their corresponding effect on net income will present, in one place, information about significant amounts reclassified and, in some cases, cross-references to related footnote disclosures. The disclosure amendments in this update are effective prospectively for reporting periods beginning after December 15, 2012 and early adoption is permitted. These new disclosures were not material to our financial statements.

In January 2013, the FASB issued guidance clarifying the scope of disclosures about offsetting assets and liabilities. This guidance clarifies the FASB’s intent about requiring enhanced disclosures about certain financial instruments and derivative instruments that are offset in the statement of financial position or that are subject to enforceable master netting arrangements or similar agreements. We adopted the new guidance in the first quarter of 2013. The adoption did not have a material impact on our consolidated financial position, results of operations or cash flows.

16.	Segment Reporting

As of June 30, 2013, we had two reportable segments (Education and Trade Publishing). We measure and evaluate our reportable segments based on segment net sales and segment Adjusted EBITDA. We exclude from segment Adjusted EBITDA certain corporate related expenses, as our corporate functions do not meet the definition of a segment, as defined in the accounting guidance relating to segment reporting. In addition, certain transactions or adjustments that our Chief Operating Decision Maker considers to be unusual and/or non-operational, such as amounts related to goodwill and other intangible asset impairment charges and restructuring related charges, are excluded from segment Adjusted EBITDA. Although we exclude these amounts from segment Adjusted EBITDA, they are included in reported consolidated operating income (loss) and are included in the reconciliation below.

(in thousands)	Six Months Ended June 30,			Total
	Education	Trade Publishing	Corporate and Other
2013
Net sales	$450,560	$78,985	$—	$529,545
Segment Adjusted EBITDA	73,447	11,308	(20,048)	64,707

2012
Net sales	$447,317	$62,116	$—	$509,433
Segment Adjusted EBITDA	67,385	5,266	(21,922)	50,729

HMH Holdings (Delaware), Inc.

Notes to Consolidated Financial Statements (Unaudited)

June 30, 2013

(in thousands of dollars, except share and per share information)

Reconciliation of Segment Adjusted EBITDA to the consolidated statements of operations is as follows:

(in thousands)	Six Months Ended June 30,
	2013	2012
Total Segment Adjusted EBITDA	$64,707	$50,729
Interest expense	(11,585)	(109,833)
Depreciation expense	(30,225)	(27,003)
Amortization expense	(142,673)	(185,482)
Stock compensation	(3,275)	(347)
Gain (loss) on derivative instruments	(479)	812
Asset impairment charges	(8,500)	—
Purchase accounting adjustments	(4,878)	(6,326)
Severance, separation costs and facility closures	(6,481)	(3,762)
Fees, expenses or charges for equity offerings, debt or acquisitions	(1,764)	(267)
Restructuring	(1,539)	(1,788)
Reorganization items, net	—	156,894
Debt extinguishment loss	(598)	—

Loss from continuing operations before taxes	(147,290)	(126,373)

Provision (benefit) for income taxes	(4,357)	6,500

Net loss	$(151,647)	$(119,873)

17.	Subsequent Events

The Company has performed an evaluation of subsequent events through August 2, 2013, which is the date the financial statements were issued.

On July 25, 2013, we issued 1,206,199 stock options with an exercise price of $26.96. Each of the stock options granted have an exercise price equal to the fair value on the date of grant and vest over a four year period.

            Shares

HMH Holdings (Delaware), Inc.

COMMON STOCK

Goldman, Sachs & Co.	Morgan Stanley

Citigroup	Credit Suisse	Wells Fargo Securities

Until                     , 2013 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following sets forth the expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the common stock registered hereby. Other than the SEC registration fee, the FINRA filing fee and the NASDAQ fee, the amounts set forth below are estimates:

Amount To Be Paid
SEC Registration fee	$13,640
FINRA filing fee	15,500
NASDAQ fee	*
Transfer agent’s fees	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Miscellaneous fees and expenses	*

Total	*

*	To be provided by amendment

Item 14.	Indemnification of Directors and Officers.

Directors’ liability; indemnification of directors and officers.

Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, because the person is or was a director or officer of the corporation. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by applicable law, a director will not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Our amended and restated certificate of incorporation also provides that we will indemnify and hold harmless each director and officer to the fullest extent permitted by applicable law.

The foregoing statements are subject to the detailed provisions of Section 145 of the Delaware General Corporation Law and our amended and restated certificate of incorporation and amended and restated by-laws.

Section 102 of the Delaware General Corporation Law permits the limitation of directors’ personal liability to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director except for (i) any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) breaches under Section 174 of the Delaware General Corporation Law, which relates to unlawful payments of dividends or unlawful stock repurchase or redemptions, and (iv) any transaction from which the director derived an improper personal benefit.

Reference is made to Item 17 for our undertakings with respect to indemnification for liabilities arising under the Securities Act.

We maintain directors’ and officers’ liability insurance for our officers and directors.

The underwriting agreement for this offering will provide that each underwriter severally agrees to indemnify and hold harmless the Company, each of our directors, each of our officers who signs the registration statement, and each person who controls the Company within the meaning of the Securities Act but only with respect to written information relating to such underwriter furnished to the Company by or on behalf of such underwriter specifically for inclusion in the documents referred to in the foregoing indemnity.

We have entered into an indemnification agreement with each of our executive officers and directors that provides, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

Item 15.	Recent Sales of Unregistered Securities.

On June 22, 2012, in connection with our emergence from bankruptcy as described under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the accompanying prospectus, we issued 70,000,000 shares of common stock, of which 41,011 are treasury shares as of June 30, 2013, and 3,684,211 warrants in exchange for the cancellation of all of our outstanding indebtedness, common stock and options, warrants and other agreements to acquire our common stock. We relied on the exemption from registration provided by Section 1145 of the Bankruptcy Code.

Under our equity compensation plans, we have granted options to purchase our common stock and restricted stock units to certain of our current and former executive officers and other employees and directors from time to time during the period from June 22, 2012, the date of our emergence from bankruptcy, to the date of this Registration Statement. For these option and restricted stock unit grants, we relied on (i) the exemption from registration provided by Rule 701 under the Securities Act on the basis that each of our equity compensation plans is a written compensatory benefit plan and at the time of the grants we were not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and were not an investment company registered or required to be registered under the Investment Company Act of 1940 or (ii) the exemption from registration provided by Section 4(a)(2) of the Securities Act on the basis that the transactions did not involve a public offering.

The table below sets forth the details of these option grants:

Date of Grant	Number of Options	Exercise Price
June 22, 2012	4,625,731	$25.00
November 7, 2012	286,550	$25.00
November 26, 2012	20,000	$25.00
November 27, 2012	20,000	$25.00
January 7, 2013	20,000	$25.00
January 30, 2013	457,807	$25.00
February 28, 2013	23,000	$25.00
March 12, 2013	15,000	$25.00
July 25, 2013	1,206,199	$26.96

The table below sets forth the details of these restricted stock unit grants:

Date of Grant	Number of Restricted Stock Units
June 22, 2012	12,000
August 16, 2012	3,400
September 12, 2012	3,400
November 19, 2012	3,400
January 30, 2013	25,582
June 22, 2013	20,323

Item 16.	Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

2.1	Prepackaged Joint Plan of Reorganization of the Debtors Under Chapter 11 of the Bankruptcy Code by and among Houghton Mifflin Harcourt Publishing Company, Houghton Mifflin Harcourt Publishers Inc., HMH Publishers, LLC, Houghton Mifflin Holding Company, Inc., Houghton Mifflin, LLC, Houghton Mifflin Finance, Inc., Houghton Mifflin Holdings, Inc., HM Publishing Corp., Riverdeep Inc., A Limited Liability Company, Broderbund LLC, RVDP, Inc., HRW Distributors, Inc., Greenwood Publishing Group, Inc., Classroom Connect, Inc., Achieve! Data Solutions, LLC, Steck-Vaughn Publishing LLC, HMH Supplemental Publishers Inc., HMH Holdings (Delaware), Inc., Sentry Realty Corporation, Houghton Mifflin Company International, Inc., The Riverside Publishing Company, Classwell Learning Group Inc., Cognitive Concepts, Inc., Edusoft And Advanced Learning Centers, Inc.

3.1	Amended and Restated Certificate of Incorporation.

3.2*	Amended and Restated By-laws.

4.1	Investor Rights Agreement, dated as of June 22, 2012, by and among HMH Holdings (Delaware), Inc. and the stockholders party thereto.

4.2	Amended and Restated Director Nomination Agreement, dated as of August 2, 2013, by and among the Company, Paulson Advantage Master Ltd., Paulson Advantage Plus Master Ltd., Paulson Advantage Select Master Fund Ltd., Paulson Credit Opportunities Master Ltd. and PP Opportunities Ltd.

4.3*	Specimen Common Stock Certificate of HMH Holdings (Delaware), Inc.

5.1*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to legality of the common stock.

10.1	HMH Holdings (Delaware), Inc. 2012 Management Incentive Plan.

10.2	HMH Holdings (Delaware), Inc. 2012 Management Incentive Plan Form of Stock Option Award Notice.

10.3	HMH Holdings (Delaware), Inc. 2012 Management Incentive Plan Form of Restricted Stock Unit Award Notice.

10.4	HMH Holdings (Delaware), Inc. 2012 Management Incentive Plan Form of Non-Employee Grantee Restricted Stock Unit Award Notice.

10.5	HMH Holdings (Delaware), Inc. Change in Control Severance Plan.

10.6	Employment Agreement, effective as of August 1, 2013, by and between HMH Holdings (Delaware), Inc. and Linda K. Zecher.

10.7	Employment Agreement, effective as of August 1, 2013, by and between HMH Holdings (Delaware), Inc. and Eric L. Shuman.

10.8	John Dragoon Offer Letter dated March 27, 2012.

10.9	William Bayers Offer Letter dated April 10, 2007, as amended on May 14, 2009.

10.10	Bethlam Forsa Employment Agreement dated December 1, 2010.

10.11	Form of Director Compensation Letter.

10.12	Form of Indemnification Agreement.

Exhibit Number	Description

10.13	Superpriority Senior Secured Debtor-in-Possession and Exit Term Loan Credit Agreement, dated as of May 22, 2012 by and among HMH Holdings (Delaware), Inc. as Holdings, Houghton Mifflin Harcourt Publishers Inc., HMH Publishers, LLC, and Houghton Mifflin Harcourt Publishing Company as Borrowers, the subsidiary guarantors and lenders party thereto, and Citibank, N.A. as Administrative Agent and Collateral Agent.

10.14	First Amendment to DIP/Exit Term Loan Credit Agreement, dated as of June 11, 2012, by and among HMH Holdings (Delaware), Inc., Houghton Mifflin Harcourt Publishers Inc., HMH Publishers, LLC, and Houghton Mifflin Harcourt Publishing Company, the subsidiary guarantors and lenders party thereto, and Citibank, N.A. as Administrative Agent and Collateral Agent.

10.15	Letter Waiver and Amendment No. 2 to Credit Agreement, dated as of June 20, 2012, by and among HMH Holdings (Delaware), Inc., Houghton Mifflin Harcourt Publishers Inc., HMH Publishers, LLC, and Houghton Mifflin Harcourt Publishing Company, the subsidiary guarantors thereto, and Citibank, N.A. as a lender.

10.16	Term Facility Guarantee and Collateral Agreement, dated as of May 22, 2012, by and among the Company and HMH Holdings (Delaware), Inc., Houghton Mifflin Harcourt Publishers Inc., HMH Publishers, LLC, and Houghton Mifflin Harcourt Publishing Company, the subsidiaries of HMH Holdings (Delaware), Inc. from time to time party thereto, and Citibank, N.A. as Collateral Agent.

10.17	Amendment No. 3 to Superpriority Senior Secured Debtor-in-Possession and Exit Term Loan Credit Agreement, and Amendment No. 1 to Term Facility Guarantee and Collateral Agreement, dated as of May 24, 2013, by and among HMH Holdings (Delaware), Inc., Houghton Mifflin Harcourt Publishers Inc., HMH Publishers, LLC, and Houghton Mifflin Harcourt Publishing Company, the subsidiary guarantors and lenders party thereto, and Citibank, N.A. as Administrative Agent and Collateral Agent.

10.18	Superpriority Senior Secured Debtor-in-Possession and Exit Revolving Loan Credit Agreement, dated as of May 22, 2012, by and among HMH Holdings (Delaware), Inc. as Holdings, Houghton Mifflin Harcourt Publishers Inc., HMH Publishers, LLC, and Houghton Mifflin Harcourt Publishing Company as Borrowers, the subsidiary guarantors and lenders party thereto, and Citibank, N.A. as Administrative Agent and Collateral Agent.

10.19	First Amendment to DIP/Exit Revolving Loan Credit Agreement, dated as of June 20, 2012, by and among HMH Holdings (Delaware), Inc., Houghton Mifflin Harcourt Publishers Inc., HMH Publishers, LLC, and Houghton Mifflin Harcourt Publishing Company, the subsidiary guarantors and lenders party thereto, and Citibank, N.A. as Administrative Agent and Collateral Agent.

10.20	Second Amendment to DIP/Exit Revolving Loan Credit Agreement, dated as of June 20, 2012, by and among HMH Holdings (Delaware), Inc., Houghton Mifflin Harcourt Publishers Inc., HMH Publishers, LLC, and Houghton Mifflin Harcourt Publishing Company, the subsidiary guarantors and lenders party thereto, and Citibank, N.A. as Administrative Agent and Collateral Agent.

10.21	Revolving Facility Guarantee and Collateral Agreement, dated as of May 22, 2012, by and among HMH Holdings (Delaware), Inc., Houghton Mifflin Harcourt Publishers Inc., HMH Publishers, LLC, and Houghton Mifflin Harcourt Publishing Company, the subsidiaries of HMH Holdings (Delaware), Inc. from time to time party thereto, and Citibank, N.A. as Collateral Agent.

Exhibit Number	Description

10.22	Term Loan/Revolving Facility Lien Subordination and Intercreditor Agreement, dated as of May 22, 2012, by and among Citibank, N.A., as Revolving Facility Agent, and Citibank, N.A., as Term Facility Agent, HMH Holdings (Delaware), Inc. as Holdings, Houghton Mifflin Harcourt Publishers Inc., HMH Publishers, LLC, and Houghton Mifflin Harcourt Publishing Company as Borrowers, and the subsidiary guarantors named therein.

21.1	List of Subsidiaries of the Registrant.

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.3*	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1 to this Registration Statement).

24.1†	Powers of Attorney.

*	To be filed by amendment.
†	Previously filed.

(b) Financial Statement Schedules:

See our Consolidated Financial Statements starting on page F-1. All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or the information is included in the consolidated financial statements, and have therefore been omitted.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing date specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts, on the 13th day of September, 2013.

HMH HOLDINGS (DELAWARE), INC.

By:	/s/ Linda K. Zecher
	Name:	Linda K. Zecher
	Title:	President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities, in the locations and on the dates indicated.

Signature	Title	Date

/s/ Linda K. Zecher	President, Chief Executive Officer and Director (Principal Executive Officer)	September 13, 2013
Linda K. Zecher

/s/ Eric L. Shuman	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	September 13, 2013
Eric L. Shuman

*	Senior Vice President and Corporate Controller (Principal Accounting Officer)	September 13, 2013
Michael Dolan

*	Director and Chairman of the Board of Directors	September 13, 2013
Lawrence K. Fish

*	Director	September 13, 2013
John R. McKernan, Jr.

*	Director	September 13, 2013
John F. Killian

Signature	Title	Date

* L. Gordon Crovitz	Director	September 13, 2013

* Sheru Chowdhry	Director	September 13, 2013

* Jill A. Greenthal	Director	September 13, 2013

* E. Rogers Novak, Jr.	Director	September 13, 2013

* Jonathan F. Miller	Director	September 13, 2013

* By:	/s/ Eric L. Shuman
Eric L. Shuman
Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

2.1	Prepackaged Joint Plan of Reorganization of the Debtors Under Chapter 11 of the Bankruptcy Code by and among Houghton Mifflin Harcourt Publishing Company, Houghton Mifflin Harcourt Publishers Inc., HMH Publishers, LLC, Houghton Mifflin Holding Company, Inc., Houghton Mifflin, LLC, Houghton Mifflin Finance, Inc., Houghton Mifflin Holdings, Inc., HM Publishing Corp., Riverdeep Inc., A Limited Liability Company, Broderbund LLC, RVDP, Inc., HRW Distributors, Inc., Greenwood Publishing Group, Inc., Classroom Connect, Inc., Achieve! Data Solutions, LLC, Steck-Vaughn Publishing LLC, HMH Supplemental Publishers Inc., HMH Holdings (Delaware), Inc., Sentry Realty Corporation, Houghton Mifflin Company International, Inc., The Riverside Publishing Company, Classwell Learning Group Inc., Cognitive Concepts, Inc., Edusoft And Advanced Learning Centers, Inc.

3.1	Amended and Restated Certificate of Incorporation.

3.2*	Amended and Restated By-laws.

4.1	Investor Rights Agreement, dated as of June 22, 2012, by and among HMH Holdings (Delaware), Inc. and the stockholders party thereto.

4.2	Amended and Restated Director Nomination Agreement, dated as of August 2, 2013, by and among the Company, Paulson Advantage Master Ltd., Paulson Advantage Plus Master Ltd., Paulson Advantage Select Master Fund Ltd., Paulson Credit Opportunities Master Ltd. and PP Opportunities Ltd.

4.3*	Specimen Common Stock Certificate of HMH Holdings (Delaware), Inc.

5.1*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to legality of the common stock.

10.1	HMH Holdings (Delaware), Inc. 2012 Management Incentive Plan.

10.2	HMH Holdings (Delaware), Inc. 2012 Management Incentive Plan Form of Stock Option Award Notice.

10.3	HMH Holdings (Delaware), Inc. 2012 Management Incentive Plan Form of Restricted Stock Unit Award Notice.

10.4	HMH Holdings (Delaware), Inc. 2012 Management Incentive Plan Form of Non-Employee Grantee Restricted Stock Unit Award Notice.

10.5	HMH Holdings (Delaware), Inc. Change in Control Severance Plan.

10.6	Employment Agreement, effective as of August 1, 2013, by and between HMH Holdings (Delaware), Inc. and Linda K. Zecher.

10.7	Employment Agreement, effective as of August 1, 2013, by and between HMH Holdings (Delaware), Inc. and Eric L. Shuman.

10.8	John Dragoon Offer Letter dated March 27, 2012.

10.9	William Bayers Offer Letter dated April 10, 2007, as amended on May 14, 2009.

10.10	Bethlam Forsa Employment Agreement dated December 1, 2010.

10.11	Form of Director Compensation Letter.

10.12	Form of Indemnification Agreement.

Exhibit Number	Description

10.13	Superpriority Senior Secured Debtor-in-Possession and Exit Term Loan Credit Agreement, dated as of May 22, 2012 by and among HMH Holdings (Delaware), Inc. as Holdings, Houghton Mifflin Harcourt Publishers Inc., HMH Publishers, LLC, and Houghton Mifflin Harcourt Publishing Company as Borrowers, the subsidiary guarantors and lenders party thereto, and Citibank, N.A. as Administrative Agent and Collateral Agent.

10.14	First Amendment to DIP/Exit Term Loan Credit Agreement, dated as of June 11, 2012, by and among HMH Holdings (Delaware), Inc., Houghton Mifflin Harcourt Publishers Inc., HMH Publishers, LLC, and Houghton Mifflin Harcourt Publishing Company, the subsidiary guarantors and lenders party thereto, and Citibank, N.A. as Administrative Agent and Collateral Agent.

10.15	Letter Waiver and Amendment No. 2 to Credit Agreement, dated as of June 20, 2012, by and among HMH Holdings (Delaware), Inc., Houghton Mifflin Harcourt Publishers Inc., HMH Publishers, LLC, and Houghton Mifflin Harcourt Publishing Company, the subsidiary guarantors thereto, and Citibank, N.A. as a lender.

10.16	Term Facility Guarantee and Collateral Agreement, dated as of May 22, 2012, by and among the Company and HMH Holdings (Delaware), Inc., Houghton Mifflin Harcourt Publishers Inc., HMH Publishers, LLC, and Houghton Mifflin Harcourt Publishing Company, the subsidiaries of HMH Holdings (Delaware), Inc. from time to time party thereto, and Citibank, N.A. as Collateral Agent.

10.17	Amendment No. 3 to Superpriority Senior Secured Debtor-in-Possession and Exit Term Loan Credit Agreement, and Amendment No. 1 to Term Facility Guarantee and Collateral Agreement, dated as of May 24, 2013, by and among HMH Holdings (Delaware), Inc., Houghton Mifflin Harcourt Publishers Inc., HMH Publishers, LLC, and Houghton Mifflin Harcourt Publishing Company, the subsidiary guarantors and lenders party thereto, and Citibank, N.A. as Administrative Agent and Collateral Agent.

10.18	Superpriority Senior Secured Debtor-in-Possession and Exit Revolving Loan Credit Agreement, dated as of May 22, 2012, by and among HMH Holdings (Delaware), Inc. as Holdings, Houghton Mifflin Harcourt Publishers Inc., HMH Publishers, LLC, and Houghton Mifflin Harcourt Publishing Company as Borrowers, the subsidiary guarantors and lenders party thereto, and Citibank, N.A. as Administrative Agent and Collateral Agent.

10.19	First Amendment to DIP/Exit Revolving Loan Credit Agreement, dated as of June 20, 2012, by and among HMH Holdings (Delaware), Inc., Houghton Mifflin Harcourt Publishers Inc., HMH Publishers, LLC, and Houghton Mifflin Harcourt Publishing Company, the subsidiary guarantors and lenders party thereto, and Citibank, N.A. as Administrative Agent and Collateral Agent.

10.20	Second Amendment to DIP/Exit Revolving Loan Credit Agreement, dated as of June 20, 2012, by and among HMH Holdings (Delaware), Inc., Houghton Mifflin Harcourt Publishers Inc., HMH Publishers, LLC, and Houghton Mifflin Harcourt Publishing Company, the subsidiary guarantors and lenders party thereto, and Citibank, N.A. as Administrative Agent and Collateral Agent.

10.21	Revolving Facility Guarantee and Collateral Agreement, dated as of May 22, 2012, by and among HMH Holdings (Delaware), Inc., Houghton Mifflin Harcourt Publishers Inc., HMH Publishers, LLC, and Houghton Mifflin Harcourt Publishing Company, the subsidiaries of HMH Holdings (Delaware), Inc. from time to time party thereto, and Citibank, N.A. as Collateral Agent.

Exhibit Number	Description

10.22	Term Loan/Revolving Facility Lien Subordination and Intercreditor Agreement, dated as of May 22, 2012, by and among Citibank, N.A., as Revolving Facility Agent, and Citibank, N.A., as Term Facility Agent, HMH Holdings (Delaware), Inc. as Holdings, Houghton Mifflin Harcourt Publishers Inc., HMH Publishers, LLC, and Houghton Mifflin Harcourt Publishing Company as Borrowers, and the subsidiary guarantors named therein.

21.1	List of Subsidiaries of the Registrant.

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.3*	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1 to this Registration Statement).

24.1†	Powers of Attorney.

*	To be filed by amendment.
†	Previously filed.